Exhibit 99.5

EXECUTION VERSION

CREDIT AND GUARANTY AGREEMENT

dated as of September 6, 2018
among

CONCORDIA INTERNATIONAL CORP.,
as the Borrower,

and

CERTAIN SUBSIDIARIES OF THE BORROWER,
as Guarantors,

THE LENDERS PARTY HERETO

and

GLAS TRUST COMPANY LLC,
as Administrative Agent

$799,406,000 Dollar Term Loans
€222,836,000 Euro Term Loans

APPENDICES:	A-1	Issued Term Loans

SCHEDULES:	1.1(a)	Guarantors
	1.1(b)	Immaterial Subsidiaries
	1.1(c)	Unrestricted Subsidiaries
	4.4	Filings, Governmental Approvals and Third Party Consents
	4.8	Equity Interests
	4.9	Actions, Suits and Proceedings
	4.16	Environmental Matters
	4.18	Insurance
	4.21	Intellectual Property
	5.11	Post-Closing Deliverables
	6.1(a)	Certain Indebtedness
	6.2(a)	Certain Liens
	6.3(h)	Certain Investments
	6.5(c)	Certain Restricted Payments
	6.6(b)	Certain Affiliate Transactions
	6.8	Non-Permitted Encumbrances
	10.1	Notice Addresses

EXHIBITS:	A-1	Funding Notice
	A-2	Conversion/Continuation Notice
	B-1	Dollar Term Loan Note
	B-2	Euro Term Loan Note
	C	Compliance Certificate
	D	Joinder Agreement
	E	Assignment Agreement
	F	Solvency Certificate
	G	Affiliated Lender Assignment Agreement
	H	Prepayment Notice
	I	Additional Borrower Agreement

CREDIT AND GUARANTY AGREEMENT

This CREDIT AND GUARANTY AGREEMENT, dated as of September 6, 2018, is entered into by and among CONCORDIA INTERNATIONAL CORP., a corporation organized under the laws of Canada (the “Borrower”), CERTAIN SUBSIDIARIES OF THE BORROWER, as Guarantors, any Additional Borrowers that become party to this Agreement from time to time, the Lenders party, or deemed pursuant to the Plan (as defined below) to be party, hereto from time to time, and GLAS TRUST COMPANY LLC (“GLAS”), as the Administrative Agent (together with its permitted successors in such capacity, “Administrative Agent”).

RECITALS:

WHEREAS, the Borrower, Concordia Healthcare (Canada) Limited (“CHCL”) and certain of the Borrower’s other subsidiaries have completed a recapitalization transaction (the “Recapitalization Transaction”) pursuant to that certain Plan of Arrangement (the “Plan”) filed by the Borrower and CHCL in the proceeding captioned CV-17-584836-00CL and commenced in the Ontario Superior Court of Justice (Commercial List) under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure on October 20, 2017;

WHEREAS, pursuant to the Plan, the Borrower has issued Initial Term Loans to the Lenders under a new senior secured term facility (the “Initial Term Facility”), consisting of (i) $799,406,000 aggregate principal amount of Initial Dollar Term Loans and (ii) €222,836,000 aggregate principal amount of Initial Euro Term Loans; and

WHEREAS, pursuant to the Plan, the Borrower has also issued senior secured notes due 2024 in an aggregate principal amount of $299,972,000 (the “8.00% New Senior Secured Notes”).

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1.         DEFINITIONS AND INTERPRETATION

1.1           Definitions.  The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:

“8.00% New Senior Secured Notes” as defined in the recitals hereto.

“8.00% Senior Secured Notes Indenture” means the Indenture dated as of the date hereof among the Borrower, as the issuer, the guarantors thereunder and GLAS, as trustee thereunder and pursuant to which the 8.00% New Senior Secured Notes have been issued.

“Acquisition Agreement Representations” means such of the representations and warranties made by or on behalf of the sellers party to the applicable acquisition agreement associated with the relevant Permitted Acquisition or Specified Investment as are material to the interests of the Lenders, but only to the extent that a breach of such representations and warranties results in the Borrower (or its Affiliates) having the right to terminate the Borrower’s (or its Affiliates’) obligation to consummate the applicable acquisition under such acquisition agreement or to decline to consummate such acquisition under such acquisition agreement (in each case, without giving effect to notice or lapse of time or both).

“Additional Borrower” shall have the meaning provided in Section 1.14(a).

“Additional Borrower Agreement” means the Additional Borrower Agreement substantially in the form of Exhibit I.

“Additional Lender” means any Person (other than a natural Person) that is not an existing Lender and that has agreed to provide Incremental Term Commitments pursuant to Section 2.20 or Refinancing Term Commitments pursuant to Section 2.21.

“Adjusted LIBOR” means, (I) in the case of any Eurocurrency Rate Loan denominated in Dollars, the rate per annum obtained by dividing (i)(a) the London interbank offered rate administered by the ICE Benchmark Administration Limited (or any other Person which takes over the administration of that rate) for deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, for the relevant Interest Period displayed on page LIBOR01 of the Reuters screen (or any replacement Reuters page which displays that rate); provided that if such Reuters page or service ceases to be available, the Administrative Agent may specify another page or service displaying the relevant rate after consultation with the Borrower; provided further, that for Interest Periods where no interest rate corresponding to an interest period of the same duration as such Interest Period appears on any such page referenced above, such rate shall be interpolated on a straight-line basis from the rates specified on such page for the longest period that is shorter than such Interest Period and the shortest period that exceeds such Interest Period, at such time or (b) if the rates referenced in the preceding clause I(i)(a) are not available, the rate per annum determined by the Administrative Agent after consultation with the Borrower as the rate of interest, expressed based upon a 360 day year, at which deposits in Dollars, for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurocurrency Rate Loan being made, continued or converted by the Administrative Agent and with a term equivalent to such Interest Period are customarily provided by leading banks in the European interbank market to major banks in the offshore Dollar market at their request at approximately 11:00 a.m. (London, England time) two (2) Business Days prior to the first day of such Interest Period; provided that if (a) and (b) are not available, the terms of Section 2.15(a) shall apply; by (ii) an amount equal to (x) one minus (y) the Applicable Reserve Requirement, and (II) in the case of any Eurocurrency Rate Loan denominated in Euros: (a) the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate that appears on Reuters Page EURIBOR01 (or any successor thereto) for deposits in Euros (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 10:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, or, if different, the date on which quotations would customarily be provided by leading banks in the European interbank market for deposits of amounts in Euros for delivery on the first day of such Interest Period or (b) if the rate referenced in the preceding clause (II)(a) does not appear on such page or service or such page or service shall not be available, the rate per annum equal to the rate determined by the Administrative Agent after consultation with the Borrower to be the offered rate on such other page or other service that displays in place of Reuters an average Banking Federation of the European Union Interest Settlement Rate for deposits in Euros (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 10:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, or, if different, the date on which quotations would customarily be provided by leading banks in the European interbank market for deposits of amounts in Euros for delivery on the first day of such Interest Period; or (c) for Interest Periods where no interest rate corresponding to an interest period of the same duration as such Interest Period appears on any such page referenced in the preceding clauses (II)(a) and (II)(b), such rate shall be interpolated on a straight-line basis from the rates specified on the Reuters Screen EURIBOR01 (or any successor thereto) (and if such screen is not available, the offered rate on such other page or other service that displays in place of Reuters an average Banking Federation of the European Union Interest Settlement Rate for deposits in Euros) for the longest period that is shorter than such Interest Period and the shortest period that exceeds such Interest Period, at such time; provided that the Adjusted LIBOR with respect to the Initial Term Loans shall at no time be less than 1.00% per annum.

“Administrative Agent” as defined in the preamble hereto.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” or “affiliate” means, as applied to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, that Person.

“Affiliated Lender” as defined in Section 10.4(i).

“Affiliated Lender Assignment Agreement” as defined in Section 10.4(i).

“Agents” means each of the Administrative Agent and the Collateral Trustee, as applicable.

“Aggregate Amounts Due” as defined in Section 2.14.

“Aggregate Payments” as defined in Section 7.2.

“Agreement” means this Credit and Guaranty Agreement, dated as of September 6, 2018, as it may be amended, restated, amended and restated, supplemented and/or otherwise modified from time to time.

“All-In-Yield” means, as to any Indebtedness, the yield thereof calculated in good faith consistent with generally accepted financial practices, whether in the form of interest rate, margin, underwriting fees, original issue discount, commitment and upfront fees, any Adjusted LIBOR floor, any other interest rate floors, or otherwise, in each case, incurred or payable by the Borrower generally to all the lenders or holders of such Indebtedness; provided that original issue discount and upfront fees shall be equated to interest rate assuming a 4-year life to maturity (or, if less, the stated life to maturity at the time of its incurrence of the applicable Indebtedness); provided, further, that “All-In-Yield” shall not include ticking fees, unused line fees, amendment fees, arrangement fees, structuring fees, commitment fees, underwriting fees and similar fees (regardless of whether paid, in whole or in part, to any or all lenders or holders of such Indebtedness) or other fees not paid generally to all lenders or holders of such Indebtedness.

“AML Legislation” as defined in Section 3.1(k).

“Amortizing Amount” means the initial aggregate principal amount of each class of Initial Term Loans.

“Anti-Corruption Laws” means all applicable laws, rules, and regulations of any jurisdiction from time to time concerning or relating to bribery or corruption, including, but not limited to, the FCPA, the Canadian Anti-Corruption and Sanctions Laws, and the UKBA.

“Anti-Terrorism Laws” as defined in Section 4.22.

“Applicable Margin” means (a) with respect to Initial Term Loans that are Dollar Term Loans and that are Eurocurrency Rate Loans, 5.50% per annum, (b) with respect to Initial Term Loans that are Base Rate Loans, 4.50% per annum and (c) with respect to Initial Term Loans that are Euro Term Loans, 5.25%.

“Applicable Reserve Requirement” means, at any time, for any Eurocurrency Rate Loan, the maximum rate, expressed as a decimal, at which reserves (including any basic marginal, special, supplemental, emergency or other reserves) are required to be maintained with respect thereto against “Eurocurrency liabilities” (as such term is defined in Regulation D) under regulations issued from time to time by the Board of Governors or other applicable banking regulator.  Without limiting the effect of the foregoing, the Applicable Reserve Requirement shall reflect any other reserves required to be maintained by such member banks with respect to (i) any category of liabilities which includes deposits by reference to which the applicable Adjusted LIBOR or any other interest rate of a Loan is to be determined, or (ii) any category of extensions of credit or other assets which include Eurocurrency Rate Loans.  A Eurocurrency Rate Loan shall be deemed to constitute Eurocurrency liabilities and as such shall be deemed subject to reserve requirements without benefits of credit for proration, exceptions or offsets that may be available from time to time to the applicable Lender.  The rate of interest on Eurocurrency Rate Loans shall be adjusted automatically on and as of the effective date of any change in the Applicable Reserve Requirement.

“Applicable Voting Percentage” means, based upon the written notices delivered by the Plan Sponsors to the Administrative Agent as specified in Section 10.27, at any time (x) if at such time the Term Loans held in the aggregate by the Plan Sponsors constitute greater than 27.5% of the Outstanding Amount of Term Loans at such time, 66.66%, and (y) at any other time, 50.1%.

“Approved Fund” as defined in Section 10.4(b).

“Asset Sale” means any sale, transfer or other disposition (other than by way of license or lease) of any assets by the Borrower or any Restricted Subsidiary.  Notwithstanding the foregoing, none of the following shall constitute “Asset Sales”:  (1) issuances of Equity Interests by the Borrower, (2) issuances of Equity Interests by any subsidiary of the Borrower to the Borrower or any other subsidiary of the Borrower to the extent such issuances do not result in a reduction of the percentage of such subsidiary directly or indirectly owned by the Borrower, or such subsidiary, (3) any disposition of assets permitted by Section 6.4 (other than clause (i) thereof), or (4) issuances of Equity Interests by MIPCo to the MIP Shareholders or to any employee benefits trust or other vehicle set up for the benefit of the MIP Shareholders.

“Assignment Agreement” means, as applicable, an assignment and assumption agreement substantially in the form of Exhibit E, with such amendments or modifications as may be approved by the Administrative Agent and the Borrower.

“Assignor” as defined in Section 10.4(b)(i).

“Attributable Indebtedness” means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been or may be extended).

“Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president, vice president (or the equivalent thereof), chief financial officer, treasurer or controller of such Person or any other individual designated (i) by the Board of Directors or member of such Person or (ii) in writing to the Administrative Agent by an existing Authorized Officer of such Person as an authorized signatory of any document or certificate delivered hereunder.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Barbados Debenture” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

 “Base Amount” means (x) $50,000,000 prior to the third anniversary of the Closing Date and (y) thereafter, $0.

“Base Rate” means, for any day a fluctuating rate per annum equal to the highest of (i) the Federal Funds Effective Rate plus 1/2 of 1.0%, (ii) the Prime Rate in effect for such day and (iii) the Adjusted LIBOR for a one-month Interest Period for a deposit in Dollars on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.0%; provided that any change in such rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBOR shall be effective as of the opening of business on the day of such change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBOR, as the case may be; provided, further, that for the purpose of clause (iii), the Adjusted LIBOR for any day shall be based on the rate determined on such day at approximately 11:00 a.m. (London, England time).

“Base Rate Loan” means a Loan bearing interest at a rate determined by reference to the Base Rate.  For the avoidance of doubt, Base Rate Loans shall be denominated in Dollars.

“Below Threshold Asset Sale Proceeds” means Net Cash Proceeds that do not exceed the threshold amounts specified in the respective clause (C) of each of Section 2.12(a)(i) and 2.12(a)(ii).

“Beneficiary” means each Agent and Lender.

“Board of Directors” means (i) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; (ii) in the case of a limited liability company, the board of directors or managers, manager or managing member of such Person or duly authorized committee thereof; (iii) in the case of a partnership, the general partner of such Person or duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

“Board of Governors” means the Board of Governors of the United States Federal Reserve System, or any successor thereto.

“Borrower” as defined in the preamble hereto and “Borrowers” means the Borrower and the Additional Borrowers, if any, and shall include any Surviving Borrower following a Successor Borrower Transaction.

“Borrower Materials” as defined in Section 10.17.

“Borrowing” means any Loans of the same Class and Type of Loan made, converted or continued on the same date and, in the case of Eurocurrency Rate Loans, as to which a single Interest Period is in effect.

“Business Day” means (i) any day excluding Saturday, Sunday and any day on which banking institutions are authorized or required by law or other governmental action to close in the province of Ontario or New York, New York and (ii) with respect to all notices, determinations, fundings and payments in connection with any Eurocurrency Rate Loans, the term “Business Day” means any day which is a Business Day described in clause (i) and which is also a day for trading by and between banks in deposits in the applicable currency in the London interbank market.

“Canadian Anti-Corruption and Sanctions Laws” means, collectively, the Corruption of Foreign Public Officials Act (Canada), Criminal Code (Canada), the Special Economic Measures Act (Canada), the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), the United Nations Al-Qaida and Taliban Regulations, the Freezing Assets of Corrupt Foreign Officials Act, and Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), including any guidelines or orders thereunder.

“Canadian DB Plan” as defined in Section 6.11(a).

“Canadian Dollars” and “Cdn.$” means lawful money of Canada.

“Canadian Domiciled Credit Party” means the Borrower and any other Credit Party incorporated or otherwise organized under the laws of Canada or any province or territory thereof.

“Canadian Pension Event” means the occurrence of any of the following: (i) the board of directors of the Borrower or any of its subsidiaries passes a resolution to terminate or wind up in whole or in part any Canadian DB Plan; (ii) the institution of proceedings by any Governmental Authority to terminate in whole or in part any Canadian DB Plan, including notice being given by a Governmental Authority that it intends to order a wind up in whole or in part of a Canadian DB Plan; (iii) there is a cessation of required contributions to the fund of a Canadian DB Plan by the Borrower or any of its subsidiaries (other than a cessation of contributions that is due to an administrative error that is corrected); (iv) the receipt by the Borrower or any of its subsidiaries of correspondence from any Governmental Authority related to the likely wind-up or termination (in whole or in part) of any Canadian DB Plan; (v) the wind-up or termination (in whole or in part) of a Canadian DB Plan; (vi) the appointment by any Governmental Authority of a replacement administrator or trustee to wind up or terminate (in whole or in part) any Canadian DB Plan; (vii) the withdrawal of the Borrower or any subsidiary from a Canadian DB Plan that is a “multi-employer pension plan” under the Pension Benefits Act (Ontario) or any comparable plan under other federal or provincial pension standards legislation in Canada, where any additional contributions by the Borrower or any of its subsidiaries are triggered by such withdrawal; (viii) any statutory deemed trust or Lien, other than a Permitted Lien, arises in connection with a Canadian Pension Plan which could result in a Material Adverse Effect; or (ix) an event respecting any Canadian Pension Plan which could result in the revocation of the registration of such Canadian Pension Plan or which could otherwise reasonably be expected to adversely affect the tax status of any such Canadian Pension Plan.

“Canadian Pension Plan” means a “registered pension plan,” as that term is defined in subsection 248(1) of the Income Tax Act (Canada), which is sponsored, administered or contributed to by the Borrower of any of its subsidiaries or under which the Borrower or any of its subsidiaries has any liability, contingent or otherwise.

“Canadian Securities Administrators” means any of the British Columbia Securities Commission, Alberta Securities Commission, Financial and Consumer Affairs Authority of Saskatchewan, Manitoba Securities Commission, Ontario Securities Commission, Autorité des marches financiers (Québec), Financial and Consumer Services Commission (New Brunswick), Nova Scotia Securities Commission, Office of the Superintendent of Securities (Prince Edward Island), Office of the Superintendent of Securities (Newfoundland and Labrador), Office of the Superintendent of Securities (Northwest Territories), Office of the Yukon Superintendent of Securities, Nunavut Securities Office and any of their successors.

“Canadian Securities Laws” means the securities laws, regulations and rules of each of the provinces and territories of Canada, the forms and disclosure requirements made or promulgated under those laws, regulations or rules, the policy statements, rules, orders and companion policies of or administered by the Canadian Securities Administrators, and applicable discretionary rulings, blanket orders and orders issued by the Canadian Securities Administrators pursuant to such laws, regulations, rules and policy statements, all as amended and in effect from time to time.

“Canadian Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with IFRS; provided that any obligations that would not be accounted for as Capital Lease Obligations under IFRS as of the Closing Date shall be treated as operating leases and shall not be included in Capital Lease Obligations after the Closing Date due to any changes in IFRS or interpretations thereunder or otherwise.

“Cash Collateral Account” means a blocked account at GLAS  (or any successor Administrative Agent or another commercial bank selected by the Administrative Agent and reasonably acceptable to the Borrower) in the name of the Administrative Agent and under the sole dominion and control of the Administrative Agent, and otherwise established in a manner reasonably satisfactory to the Administrative Agent.

“Cash Equivalents” means, as at any date of determination, any of the following: (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the United States, the Canadian or British Government or (b) issued by any agency of the United States, Canada or the United Kingdom, in each case, the obligations of which are backed by the full faith and credit of the United States, Canada or the United Kingdom, in each case, respectively, in each case, maturing within one year after such date; (ii) marketable direct obligations issued by any state of the United States of America, province or territory of Canada or political subdivision of the United Kingdom or any political subdivision of any such state, province or territory or any public instrumentality thereof, in each case, maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) from DBRS; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) from DBRS; (iv) certificates of deposit, Dollar-denominated, Canadian Dollar-denominated or British pound sterling-denominated time deposits, overnight bank deposits or bankers’ acceptances (or, in the case of Foreign Subsidiaries, the foreign equivalent) maturing within one year after such date and issued or accepted by any Lender or by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or Canada or any province or territory thereof or any bank listed in Schedule III of the Bank Act (Canada) or the United Kingdom that (a) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $250,000,000 or Dollar Equivalent (or, in the case of Foreign Subsidiaries, any local office of any commercial bank organized under the law of the relevant jurisdiction or any political subdivision thereof which has combined capital and surplus and undivided profits in excess of the Dollar Equivalent of $250,000,000); (v) repurchase obligations for underlying securities of the types described in clauses (i) through (iv) above; and (vi) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than $250,000,000 or Dollar Equivalent, and (c) has one of the two highest ratings obtainable from either S&P or Moody’s or at least R-1(low) from DBRS provided, that, in the case of any Investment by any Foreign Subsidiary of the Borrower, “Cash Equivalents” shall also include:  (x) direct obligations of the sovereign nation (or any agency thereof) in which such Foreign Subsidiary is organized and is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof), in each case, maturing within a year after such date and having, at the time of the acquisition thereof, a rating equivalent to at least A-2 from S&P and at least P-2 from Moody’s, (y) investments of the type and maturity described in clauses (i) through (vi) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (z) shares of any money market mutual or similar fund that has substantially all its assets invested continuously in the types of investments otherwise satisfying the requirements of this definition (including this proviso).

“Cash Management Agreement” means any agreement to provide to Borrower or any of its subsidiaries cash management services for collections, treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services), any demand deposit, payroll, trust or operating account relationships, commercial credit cards, merchant card, purchase or debit cards, non-card e-payables services, and other cash management services, including electronic funds transfer services, lockbox services, stop payment services and wire transfer services allocation.

“Casualty Event” means any settlement of, or payment in respect of, (i) any property or casualty insurance claim or (ii) any seizure, condemnation, confiscation or taking under the power of eminent domain or expropriation of, requisition of title to or use of, or any similar event in respect of, or proceeding relating to, any asset of the Borrower or any Restricted Subsidiary.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code which is a direct or indirect subsidiary of a U.S. Borrower.

“Change in Law” means (a) the adoption of any law, rule or regulation after the Closing Date, (b) any change in law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender (or, for purposes of Section 2.16, by any lending office of such Lender or by such Lender’s holding company, if any) with any written request, guideline or directive (whether or not having the force of law) of any Governmental Authority, made or issued after the Closing Date; provided, however, that, notwithstanding anything herein to the contrary, (x) all requests, rules, guidelines or directives under or issued in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act or any equivalent Canadian or European regulation, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto and (y) all requests, rules, guidelines, requirements or directives promulgated under or in connection with, all interpretations and applications of, and any compliance by a Lender with any request or directive relating to the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States of America or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law” regardless of the date enacted, adopted, amended, issued or implemented, but only to the extent such rules, regulations, or published interpretation, written requests, guidelines or directives are applied to the Borrower and its subsidiaries by the Administrative Agent or any Lender in substantially the same manner as applied to other similarly situated borrowers under comparable syndicated credit facilities, including, without limitation, for purposes of Section 2.16.

“Change of Control” means:

(a)           the Borrower becomes aware (by way of a report or any other filing pursuant to Canadian Securities Laws or the Exchange Act, proxy, vote, written notice or otherwise) that any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Closing Date) (other than (x) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary administrator and (y) any Permitted Holders or group of Permitted Holders) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date), directly or indirectly, of more than 50% of the Voting Common Shares of the Borrower (or its successor by way of merger, amalgamation, arrangement, consolidation or purchase of all or substantially all of its assets);

(b)           with respect to MIPCo, the Borrower or any Credit Party shall cease to directly or indirectly (i) own or control at least 75% of the voting interests or (ii) own at least 89% of the economic interests, in each case, in the Equity Interests of MIPCo unless MIPCo becomes the Surviving Borrower pursuant to a Successor Borrower Transaction;

(c)           the merger, amalgamation, consolidation or arrangement of the Borrower or MIPCo, including by way of an exchange of securities or otherwise, with or into another Person or the merger, amalgamation, consolidation or arrangement of another Person with or into the Borrower or MIPCo, the merger, amalgamation, consolidation or arrangement of any Person, including by way of an exchange of securities or otherwise, with or into a subsidiary of the Borrower, unless (i) in the case of the Borrower, the holders of a majority of the aggregate Voting Common Shares of the Borrower, immediately prior to such transaction, directly or indirectly, hold Capital Interests of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate Voting Common Shares of the surviving or transferee Person or (ii) in the case of MIPCo, (A) the Borrower, directly or indirectly, holds Capital Interests of the surviving or transferee Person that represent, immediately after such transaction, (x) at least 75% of the voting interests or (y) at least 89% of the economic interests of the surviving or transferee Person or (B) MIPCo becomes the Surviving Borrower pursuant to a Successor Borrower Transaction;

(d)           the Borrower or MIPCo sells, directly or indirectly, assigns, conveys, transfers, leases or otherwise disposes of (other than by way of merger, amalgamation, consolidation or arrangement), either in one transaction or a series of related transactions, all or substantially all of its assets to a Person other than (i) in the case of a sale by the Borrower, any other Credit Party or (ii) in the case of a sale by MIPCo, the Borrower and/or another Credit Party (other than MIPCo); provided that a sale of the North American Assets shall not constitute a “change of control” under this clause (d); or

(e)           any “change of control” or similar event under the 8.00% New Senior Secured Notes, Permitted Pari Passu Secured Refinancing Debt, Permitted Junior Secured Refinancing Debt, Permitted Unsecured Refinancing Debt or any Junior Financing shall occur.

Notwithstanding the foregoing or any provision of Section 13d-3 of the Exchange Act, (i) a Person or group shall not be deemed to beneficially own Voting Common Shares subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Voting Common Shares in connection with the transactions contemplated by such agreement and (ii) the right to acquire Voting Common Shares (so long as such Person does not have the right to direct the voting of the Voting Common Shares subject to such right) or any veto power in connection with the acquisition or disposition of Voting Common Shares will not cause a party to be a beneficial owner.

“Charges” as defined in Section 10.9.

“Class” (a) when used with respect to Lenders, refers to whether such Lenders have Loans or Commitments with respect to a particular Class of Loans or Commitments, (b) when used with respect to Commitments, refers to whether such Commitments are Initial Term Loan Commitments,  Incremental Term Commitments, Refinancing Term Commitments or Commitments in respect of Extended Term Loans of a given Extension Series, in each case, not designated part of another existing Class and (c) when used with respect to Loans, refers to whether such Loans, or the Loans, are Initial Dollar Term Loans, Initial Euro Term Loans, Incremental Term Loans, Extended Term Loans, Refinancing Term Loans, in each case not designated part of another existing Class.  Commitments (and, in each case, the Loans made pursuant to such Commitments) that have different terms and conditions shall be construed to be in different Classes.  Commitments (and, in each case, the Loans made pursuant to such Commitments) that have the same terms and conditions shall be construed to be in the same Class.

“Closing Date” means the date that all of the conditions set forth in Section 3.1 are satisfied or waived and the Transactions have been consummated.

“Collateral” means all the “Collateral” (or equivalent term) as defined in any Collateral Document and real property subject to a Required Mortgage.

“Collateral and Guarantee Requirement” means the requirement that:

(a)           on the Closing Date, the Administrative Agent shall have received from each Credit Party, a counterpart of this Agreement and of each Security Agreement to which such Credit Party is a party, in each case, duly executed and delivered on behalf of such Credit Party;

(b)           on the Closing Date, (i) the Collateral Trustee, for the benefit of the Secured Parties, shall have received subject to the exceptions (if any) set forth in the Security Agreements, a pledge of all the issued and outstanding Equity Interests of each wholly-owned direct subsidiary of the Borrower and each Guarantor (other than any Equity Interests in any subsidiary which constitute Excluded Property) and (ii) the Collateral Trustee (or a designated bailee thereof), for the benefit of the Secured Parties, shall have received all certificates or other instruments (if any) representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto (undated and endorsed in blank) and bought and sold notes required to effect transfer of pledged Equity Interests, to the extent required by the Security Agreements; provided that in no event shall any Credit Party be required to pledge more than 65% of the issued and outstanding voting Equity Interests of any Foreign Subsidiary that is a CFC or a Qualified CFC Holding Company with respect to the obligation of any U.S. Borrower;

(c)           (i) on the Closing Date, all Indebtedness of the Borrower and each subsidiary of the Borrower having, in the case of each instance of Indebtedness, an aggregate principal amount in excess of $5,000,000 (other than (A) intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Borrower and its subsidiaries or (B) to the extent that a pledge of the promissory note or instrument evidencing such Indebtedness would violate applicable law), that is owing to any Credit Party shall be evidenced by a promissory note or an instrument and shall have been pledged pursuant to the applicable Security Agreement (or other applicable Collateral Document as reasonably required by the Collateral Trustee (acting on the instructions of the Requisite Lenders); and (ii) the Collateral Trustee (or a designated bailee thereof), for the benefit of the Secured Parties, shall have received all such promissory notes or instruments, together with note powers or other instruments of transfer with respect thereto undated and endorsed in blank;

(d)           in the case of any Person that becomes or is required to become a Credit Party after the Closing Date, the Administrative Agent shall have received a Joinder Agreement and supplements to the applicable Security Agreement and the other applicable Credit Documents, in form and substance reasonably satisfactory to the Collateral Trustee, duly executed and delivered on behalf of such Credit Party and in accordance with Section 5.11;

(e)           after the Closing Date, subject to the exceptions set forth in the Security Agreements, (i) all the outstanding Equity Interests of (A) any Person that becomes a Credit Party after the Closing Date and (B) subject to Section 5.11(c), all the Equity Interests that are acquired by a Credit Party after the Closing Date in any entity that becomes a wholly-owned direct subsidiary (other than any Equity Interests in any subsidiary which constitute Excluded Property), shall have been pledged pursuant to the applicable  Security Agreement or other Collateral Documents; and (ii) the Collateral Trustee (or a designated bailee thereof), for the benefit of the Secured Parties, shall have received all certificates or other instruments (if any) representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto (undated and endorsed in blank) and bought and sold notes required to effect transfer of pledged Equity Interests, to the extent required by the Security Agreements; provided that in no event shall any Credit Party be required to pledge more than 65% of the issued and outstanding voting Equity Interests of any Foreign Subsidiary that is a CFC or a Qualified CFC Holding Company with respect to the obligation of any U.S. Borrower;

(f)            all Obligations shall have been guaranteed unconditionally by each Restricted Subsidiary (other than any Excluded Subsidiary) of the Borrower and, other than in the case of Obligations incurred by it, the Borrower, including, as of the Closing Date, those Restricted Subsidiaries that are listed on Schedule 1.1(a);

(g)           except as otherwise contemplated by the Collateral Documents, all documents and instruments, including UCC financing statements, PPSA financing statements (and similar filings under any other applicable law, including the law of Luxembourg, England, Jersey, Ireland, the Netherlands, Sweden, Australia and New Zealand), filings with the United States Patent and Trademark Office, filings with the United States Copyright Office, filings with the Canadian Intellectual Property Office, filings with the United Kingdom Intellectual Property Office, filings with the Irish Patents Office, filings with the World Intellectual Property Organization, the European Patent Office and the European Union Intellectual Property Office, the Benelux Office for Intellectual Property and all other instruments reasonably requested by the Collateral Trustee to be filed, registered, recorded or delivered to create the Liens intended to be created by the Collateral Documents (in each case, including any supplements thereto) and perfect such Liens to the extent required by, and with the priority required by, the Collateral Documents, shall have been delivered to the Collateral Trustee (or a designated bailee thereof), for the benefit of the Secured Parties, together with the payment of any associated fees, for filing, registration or the recording concurrently with, or promptly following, the execution and delivery of each such Collateral Document;

(h)           except as otherwise contemplated by any Collateral Document, each Credit Party shall have obtained all consents and approvals required to be obtained by it in connection with (i) the execution and delivery of all Collateral Documents (or supplements thereto) to which it is a party and the granting by it of the Liens thereunder and (ii) the performance of its obligations thereunder;

(i)            the MIP Shareholders shall pledge their Equity Interests in MIPCo and all additional rights that they may have in any contracts that are assigned pursuant to the English Assignment Agreement; and

(j)            after the Closing Date, the Administrative Agent shall have received (i) such other Collateral Documents as may be required to be delivered pursuant to Section 5.11 and (ii) upon reasonable request by the Administrative Agent, evidence of compliance with any other requirements of Section 5.11.

Notwithstanding the foregoing or anything else in the Credit Documents (1) no action outside of a Permitted Jurisdiction or Barbados or at the World Intellectual Property Organization, the European Patent Office, the European Union Intellectual Property Office or the Benelux Office for Intellectual Property will be required in order to create or perfect a security interest in any asset of any Credit Party that is located or subsists only outside of a Permitted Jurisdiction or Barbados and no security or pledge agreement shall be required with respect to the assets of any Credit Party that is governed by the laws of any jurisdiction that is not a Permitted Jurisdiction or Barbados, (2) any Required Mortgage will be permitted to be delivered after the Closing Date and (3) the following Collateral shall not be required to be perfected (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement): (i) assets requiring perfection through control agreements or other control arrangements, including in respect of any deposit, securities or commodities accounts (other than control of pledged Equity Interests and material intercompany notes to the extent otherwise required above); (ii) vehicles and any other assets subject to certificates of title (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement), (iii) letter of credit rights (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement) and (iv) Equity Interests of (A) any Immaterial Subsidiary and/or (B) any person that is not a subsidiary, which, if a subsidiary, would constitute an Immaterial Subsidiary),

“Collateral Documents” means the Security Agreements, the Collateral Trust Agreement, the Intra-Group Subordinated Note, any Intercreditor Agreement, if executed and delivered, and all other instruments, documents and agreements delivered by or on behalf of any Credit Party pursuant to this Agreement or any of the other Credit Documents in order to grant to, or perfect in favor of, the Collateral Trustee, for the benefit of Secured Parties, a Lien on any real, personal or mixed property of that Credit Party as security for the Obligations.

“Collateral Trust Agreement” means the Collateral Trust Agreement, dated as of the date hereof, among, among others, the Borrower, the subsidiaries of the Borrower party thereto from time to time as grantors, the MIP Shareholders party thereto from time to time and GLAS Trust Company LLC, in its respective capacities, including as Collateral Trustee.

“Collateral Trustee” means GLAS Trust Company LLC in its capacity as “Collateral Trustee” under the Collateral Trust Agreement, or any successor or assign thereto in such capacity.

“Commitment” means any Term Loan Commitment.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit C or another form as may be agreed by the Borrower and Administrative Agent from time to time.

“Consolidated Adjusted EBITDA” means the Consolidated Net Income of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower:

(a)            increased, in each case to the extent deducted (and not added back) in Consolidated Net Income, and in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of Consolidated Net Income, by:

(i)             provision for Taxes based on income or profits or capital, including state, provincial, franchise, excise and similar Taxes and foreign withholding Taxes of such Person paid or accrued, including any penalties and interest relating to any Tax examinations; plus

(ii)            Consolidated Interest Expense for such period; plus

(iii)          depreciation and amortization and other non-cash charges or expenses (including any reserves, write-downs or write-offs) of such Person for such period (except to the extent that such non-cash charges are reserved for cash charges to be taken in the future) of such Person for such period; plus

(iv)          extraordinary, non-recurring, or exceptional losses, charges and expenses actually paid during such period (including, without limitation, losses, charges and expenses attributable to (a) the Competition and Markets Authority investigation (or settlement) and (b) any litigation (or settlement) connected with matters which are the subject of the current Competition and Markets Authority investigation); plus

(v)           fees, charges and expenses relating to the Transactions to the extent paid prior to or within 6 months after the Closing Date (including, without limitation, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, but excluding, however, any interest or principal paid in cash in relation to or in connection with amounts due under the Existing Credit Agreement and related loan documentation; plus

(vi)          (A) expenses, costs and charges related to restructuring or relocation actually incurred in such period; provided that the aggregate amount added back pursuant to this subclause (A) for expenses, costs and charges related to restructuring for any four Fiscal Quarter period shall not exceed 6% of Consolidated Adjusted EBITDA in any Fiscal Year (it being understood that relocation costs shall not be subject to this proviso); (B) expenses, costs and charges related to Permitted Acquisitions after the Closing Date actually incurred in such period and (C) expenses, costs and charges related to severance actually incurred in such period; plus

(vii)          losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Equity Interests of any Person, in each case to the extent permitted by this Agreement other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Borrower; plus

(viii)        losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations, in all cases, other than in the ordinary course of business; plus

(ix)           losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, Hedge Agreements or other derivative instruments (including premiums paid); plus

(x)            charges, expenses and fees actually incurred and paid in cash, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrator, SEDAR, U.S. Securities and Exchange Commission (“SEC”), SEC Electronic Data Gathering, Analysis, and Retrieval system or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, merger, amalgamation, recapitalization, asset disposition, investment, incurrence or repayment of Indebtedness, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction undertaken but not completed) and any non-recurring charges and expenses (including non-recurring merger or amalgamation expenses) incurred as a result of any such transaction; provided that, any such charges, expenses and fees are paid prior to or within 3 months of such transaction; plus

(xi)           the amount of cost savings and cost synergies projected by the Borrower in good faith to be realized in connection with any Permitted Acquisition after the Closing Date (which cost savings or cost synergies shall be subject only to certification in reasonable detail by an Authorized Officer of the Borrower and shall be calculated on a Pro Forma Basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Borrower) within twelve  (12) months after the date of such Permitted Acquisition, (C) no cost savings or cost synergies shall be added to the extent duplicative of any expenses or charges otherwise added back to Consolidated Adjusted EBITDA through another Pro Forma adjustment for such period and (D) the aggregate amount added back pursuant to this clause (xi) for any four Fiscal Quarter period shall not exceed 10.0% of Consolidated Adjusted EBITDA prior to accounting for adjustments pursuant to clauses (a)(iv) above through this clause (xi);

(b)          decreased (in each case to the extent added in Consolidated Net Income), by (without duplication):

(i)            extraordinary, non-recurring or exceptional gains during such period; plus

(ii)           net unrealized gains on Hedge Agreements and any net after tax gain or income from the early extinguishment of Indebtedness; plus

(iii)          gains relating to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business; plus

(iv)          cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus

(v)           non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)           the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income, as determined on a consolidated basis in accordance with IFRS, including, without limitation:

(a)           any amortization of Indebtedness discount;

(b)           the net payments (less net payments received) under any Hedge Agreement in respect of interest rate protection (including any amortization of discounts, but excluding mark to market movements in the valuation of obligations pursuant to any Hedge Agreement);

(c)           the interest portion of any deferred payment obligation;

(d)           all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances; and

(e)           all accrued interest;

(2)            the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with IFRS; and

(3)            all capitalized interest of such Person and its Restricted Subsidiaries for such period;

less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of interim loan commitment and other financing fees.

“Consolidated Net Income” means the net income (or loss) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period; provided that, without duplication:

(a)            the cumulative effect of a change in accounting principles shall be excluded;

(b)           the net after-Tax effect of extraordinary, non-recurring, unusual or exceptional gains, losses, charges and expenses, including any relating to or arising in connection with claims or litigation (including legal fees, settlements, judgments and awards), shall be excluded;

(c)            the net after-Tax effect of gains, losses, charges and expenses attributable to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Borrower, shall be excluded;

(d)           the net after-Tax effect of gains, losses, charges and expenses attributable to disposed, discontinued, closed or abandoned operations and any net after-Tax gains, losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations shall be excluded;

(e)            the net after-Tax effect of gains, losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid) shall be excluded;

(f)            the net income for such period of any Person that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are actually paid to the Borrower or any Restricted Subsidiary thereof in such period in cash;

(g)            the effects of adjustments (including the effects of such adjustments pushed down to the Borrower and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in connection with the Transactions, any acquisition or any joint venture investments or the amortization or write off of any amounts thereof, net of taxes, shall be excluded;

(h)           impairment and amortization charges, asset write offs and write downs, including impairment and amortization charges, asset write offs and write downs related to goodwill, intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to IFRS shall be excluded;

(i)             non-cash compensation charges and expenses, including any such charges and expenses arising from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock, deferred stock or other rights or equity incentive programs and non-cash deemed finance charges in respect of any pension liabilities or other provisions shall be excluded;

(j)            (i) charges and expenses pursuant to any management equity plan, long-term incentive plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement and (ii) charges, expenses, accruals and reserves in connection with the rollover, acceleration or payout of Equity Interests held by management of the Borrower or any of the Restricted Subsidiaries or any Parent Entity, in the case of each of clauses (i) and (ii) above, to the extent that (in the case of any cash charges and expenses) such charges, expenses, accruals and reserves are funded with cash proceeds contributed to the capital of the Borrower or any Parent Entity or net cash proceeds of an issuance of Equity Interests (other than Disqualified Stock) of the Borrower or any direct or indirect parent of the Borrower shall be excluded;

(k)            any non-cash loss, charge or expense relating to the incurrence of obligations in respect of an “earn out” or other similar contingent obligations shall be excluded, but only for so long as such loss, charge or expense remains a non-cash contingent obligation;

(l)             to the extent covered by insurance (including business interruption insurance) and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that (i) such coverage is not denied by the applicable carrier or indemnifying party in writing within 270 days and (ii) such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within 365 days), losses, charges, expenses, accruals and reserves with respect to liability or casualty events or business interruption shall be excluded;

(m)          (i) non-cash or unrealized gains or losses in respect of obligations under Hedge Agreements or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of obligations under Hedge Agreements, and (ii) gains or losses resulting from currency translation gains or losses related to currency re-measurements of Indebtedness (including gains or losses resulting from (x) Hedge Agreements for currency exchange risk and (y) intercompany Indebtedness) and all other foreign currency translation gains or losses to the extent such gains or losses are non-cash items shall be excluded;

(n)           non-cash interest charges on defined benefit, defined contribution or other pension plans shall be excluded;

(o)           any expenses or charges to the extent paid by a third party that is not a Restricted Subsidiary on behalf of the Borrower or a Restricted Subsidiary (and not required to be reimbursed), and any gain resulting from such payment, shall be excluded; and

(p)           solely for the purpose of determining the amount available under clause (a)(i) of the definition of “Cumulative Credit,” the net income (or loss) for such period of any Restricted Subsidiary (other than any of the Guarantors) shall be excluded to the extent the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, is otherwise restricted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its equityholders; provided that Consolidated Net Income of the Borrower will be increased by the amount of dividends or other distributions or other payments actually paid in cash to the Borrower or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein.

“Consolidated Total Assets” means, as of any date of determination and on a Pro Forma Basis for any acquisition or disposition or other Specified Transaction that has been consummated on or prior to the date of determination, the total amount of all assets of the Borrower and its Restricted Subsidiaries, determined on a consolidated basis in accordance with IFRS, as of the most recent date for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower.

“Consolidated Total Debt” means, as of any date of determination, the aggregate principal amount of all Indebtedness of the Borrower and its Restricted Subsidiaries outstanding on such date and determined on a consolidated basis in accordance with IFRS consisting of the types of Indebtedness set forth in clauses (a), (b), (d), (f), (h) (to the extent of unreimbursed amounts under letters of credit) and (i) of the definition of “Indebtedness” and all guarantees by the Borrower or any of its Restricted Subsidiaries of Indebtedness described in the foregoing clauses of others; provided that, Consolidated Total Debt shall not include (i) Indebtedness in respect of letters of credit, except to the extent of drawn and unreimbursed amounts thereunder and (ii) obligations under Hedge Agreements.

“continuing” means, with respect to any default or event of default, that such default or event of default has not been cured or waived.

“Contributing Guarantors” as defined in Section 7.2.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Conversion/Continuation Date” means the effective date of a continuation or conversion, as the case may be, as set forth in the applicable Conversion/Continuation Notice.

“Conversion/Continuation Notice” means a Conversion/Continuation Notice substantially in the form of Exhibit A-2.

“Credit Date” means the date of a Credit Extension.

“Credit Document” means any of this Agreement, the Notes, if any, the Collateral Documents, the Fee Letter and all other documents, certificates, instruments or agreements executed and delivered by or on behalf of a Credit Party for the benefit of any Agent, or any Lender in connection herewith on or after the date hereof.

“Credit Extension” means the making of a Loan and the issuance of Initial Term Loans on the Closing Date.

“Credit Party” means each of the Borrowers and each Guarantor.

“Cumulative Credit” means, at any time, an amount (which shall not be less than zero) equal to:

(a)           (i)             50.0% of the Consolidated Net Income accrued during the period (treated as one accounting period) beginning on the first day of the Fiscal Quarter of the Borrower during which the Closing Date occurs to the end of the most recent Fiscal Quarter of the Borrower ending prior to the date of the applicable transaction for which financial statements of the Borrower have been delivered to the Administrative Agent pursuant to Section 5.4; plus

(ii)            the aggregate amount of cash proceeds from the sale of Qualified Stock of the Borrower (including upon exercise of warrants or options or upon the conversion of Indebtedness of the Borrower or any Restricted Subsidiary owed to a Person other than a Restricted Subsidiary) received by the Borrower after the Closing Date and at or prior to such time; plus

(iii)           the cumulative amount of (x) capital contributions made to the Borrower in cash or Cash Equivalents (other than proceeds from (1) the issuance of Disqualified Stock and (2) capital contributions made on or prior to the Closing Date) and (y) the fair market value, as determined by the Borrower in good faith, of property or assets (other than cash) received by the Borrower as a capital contribution, in each case after the Closing Date; plus

(iv)          an amount equal to the net reduction in Investments made pursuant to Section 6.3(dd) in respect of any returns in cash, Cash Equivalents and assets (valued at the fair market value thereof, as determined by the Borrower in good faith) (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received by the Borrower or any Restricted Subsidiary from such Investments after the Closing Date and in each case to the extent not included in Consolidated Net Income and not required to be used for prepayments pursuant to Section 2.12 or are reinvested pursuant to Section 2.12; plus

(v)           in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Borrower or any of its Restricted Subsidiaries after the Closing Date, the lesser of (x) the fair market value of the Investments of the Borrower or the applicable Restricted Subsidiary made with the Cumulative Credit in such Unrestricted Subsidiary at the time of such redesignation, merger or consolidation (or of the assets transferred or conveyed, as applicable) and (y) the fair market value of the original Investments by the Borrower or the applicable Restricted Subsidiary made with the Cumulative Credit in such Unrestricted Subsidiary, in each case, as determined by the Borrower in good faith; plus

(vi)          the cumulative amount of mandatory prepayments declined by a Lender under Section 2.12(e) to the extent not used or required to make other permitted prepayments of permitted Indebtedness; minus

(b)           the aggregate amount of any Investments made pursuant to Section 6.3(dd), any Restricted Payments made pursuant to Section 6.5(g) and any payments or distributions in respect of any Junior Financing made pursuant to Section 6.8(a)(d)(2) after the Closing Date and at or prior to such time.

“Data Protection Laws” means all applicable laws, rules and regulations of any applicable jurisdiction from time to time relating to data protection, including but not limited to the General Data Protection Regulation (EU) 2016/679 and all national implementing legislation, each to the extent applicable, and each as amended, consolidated or replaced from time to time.

“DBRS” means DBRS Limited, DBRS, Inc. or DBRS Ratings Limited, and any successors to their rating agency businesses.

“Debt Fund Affiliate” means any affiliate of a Permitted Holder (other than a natural person, the Borrower or any of its subsidiaries) that is a bona fide debt fund or investment vehicle that is primarily engaged in, or advises (or whose general partner or manager advises (as appropriate)) funds or other investment vehicles that are primarily engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit or securities in the ordinary course and with respect to which no personnel making investment decisions in respect of such affiliate are engaged in making investment decisions with respect to the equity investment in the Borrower and its Restricted Subsidiaries.

“Debtor Relief Laws” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, winding-up, reorganization, examinership or similar debtor relief laws of the United States, Canada or other applicable jurisdictions from time to time in effect, including (i) the Swedish Company Reorganisation Act (Sw. Lag om företagsrekonstruktion (1996:764)) and the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)), (ii) the Dutch Bankruptcy Act (Faillissementswet) and (iii) the arrangement provisions of any applicable Canadian corporate legislation as now or hereafter in effect.

“Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

“Default Rate” means an interest rate equal to (a) with respect to the amount of any principal or interest of any Loan not paid when due, the interest rate (including any Applicable Margin) otherwise applicable to such Loan plus 2.0% per annum or (b) with respect to all other overdue amounts, the Base Rate, plus the Applicable Margin applicable to Dollar Term Loans which are Base Rate Loans, plus 2.0% per annum.

“Defaulting Lender” means any Lender whose acts or failure to act, whether directly or indirectly, cause it to meet any part of the definition of “Lender Default.”

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Borrower) of non-cash consideration received by the Borrower or any Restricted Subsidiary in connection with an Asset Sale that is so designated as “Designated Non-Cash Consideration” pursuant to a certificate of an Authorized Officer of the Borrower, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration.

“Disqualified Persons” means (a) Persons identified by name in writing to the Administrative Agent by the Borrower on or prior to September 6, 2018 (such list of Disqualified Persons is permitted to be made available to any Lender who specifically requests a copy thereof), (b) any Person which (x) is or becomes a competitor of the Borrower that is identified by name in writing to the Administrative Agent by the Borrower from time to time after the Closing Date and at any time from time to time or (y) has been identified by name in writing to the Administrative Agent before the Closing Date, and (c) any Affiliate (other than an Approved Fund) of a Person specified pursuant to clause (a) or (b) that is either (x) identified by name in writing by the Borrower to the Administrative Agent from time to time or (y) clearly identifiable by name as an Affiliate of such Person by the Lenders or the Administrative Agent.

“Disqualified Stock” means any Equity Interests of such Person that, by their terms (or by the terms of any security into which such Equity Interests are convertible or for which such Equity Interests are redeemable or exchangeable), or upon the happening of any event or condition, (a) mature or are mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) are convertible or exchangeable for Indebtedness or Disqualified Stock, or (c) are redeemable at the option of the holder thereof, in whole or in part, in each case prior to 91 days following the latest Maturity Date at the time of issuance of such Equity Interests; provided, however, that only the portion of the Equity Interests that so mature or are mandatorily redeemable, are so convertible or exchangeable or are so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Equity Interests are issued to any employee or to any plan for the benefit of employees of the Borrower or its subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Stock solely because they may be required to be repurchased by the Borrower in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, however, that any class of Equity Interests of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Distress Event” means, with respect to any Person (a “Distressed Person”), a voluntary or involuntary case filed with respect to such Distressed Person, under any debt relief law, or a custodian, conservator, receiver or similar official being appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person or any Person that directly or indirectly controls such Distressed Person being subject to a forced liquidation, or such Distressed Person making a general assignment for the benefit of creditors or being otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent or bankrupt; provided that a Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any Equity Interests in any Person or any Person that directly or indirectly controls such Person by a Governmental Authority or an instrumentality thereof.

“Distressed Person” as defined in the definition of “Distress Event.”

“Dollar Amount” means, at any time:

(a)            with respect to any Loan denominated in Dollars, the principal amount thereof then outstanding (or in which such participation is held); and

(b)            with respect to any Loan denominated in Euros, the principal amount thereof then outstanding in Euros (or in which such participation is held), converted to Dollars in accordance with Section 1.5;

“Dollar Equivalent” as defined in Section 1.5.

“Dollar Term Loan” means any Term Loan denominated in Dollars.

“Dollar Term Loan Note” means a promissory note in the form of Exhibit B-1, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Dollars” and the sign “$” mean the lawful money of the United States of America.

“Domestic Subsidiary” means each subsidiary of the Borrower organized under (i) the laws of the United States of America, any State thereof or the District of Columbia or (ii) the laws of Canada or any province or territory thereof.

“Dutch Auction” means an auction of Term Loans conducted pursuant to Section 10.4(i) to allow an Affiliated Lender to purchase Term Loans at a discount to par value and on a non pro rata basis, in each case, in accordance with the applicable Dutch Auction Procedures.

“Dutch Auction Procedures” means, with respect to a purchase of Term Loans by an Affiliated Lender pursuant to Section 10.4(i), Dutch auction procedures as reasonably agreed upon by such Affiliated Lender, as the case may be, and the Administrative Agent.

“Dutch Civil Code” means the Burgerlijk Wetboek of the Netherlands.

“Dutch Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of the European part of the Netherlands.

“Dutch Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

 “Eligible Assignee” means any Person other than a natural Person that is (i) a Lender, an affiliate of any Lender or an Approved Fund (any two or more Approved Funds being treated as a single Eligible Assignee for all purposes hereof), (ii) a commercial bank, insurance company, investment or mutual fund or other entity that is an “accredited investor” (as defined in Regulation D under the Securities Act or, if resident or domiciled in Canada, as defined in National Instrument 45-106 of the Canadian Securities Administrators) and which extends credit or buys loans in the ordinary course of business or (iii) to the extent permitted under Section 10.4(i), any Affiliated Lender or any Debt Fund Affiliate; provided, no (a) Defaulting Lender, Credit Party or Affiliate of a Credit Party shall be an Eligible Assignee (except to the extent permitted under Section 10.4(i), any Affiliated Lender or any Debt Fund Affiliate) and (b) Disqualified Person shall be an Eligible Assignee.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) which is or was sponsored, maintained or contributed to by, or required to be contributed by, the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates, including any Canadian Pension Plan and any employee health, welfare or other pension or retirement plans or arrangement maintained for employees employed in Canada.

“English Assignment Agreement” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“English Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

 “Environmental Claim” means any investigation, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Materials Activity; or (iii) in connection with any actual or alleged environmental damage, injury or harm.

“Environmental Laws” means any and all current or future foreign or domestic, federal, provincial or state (or any subdivision of any of them) laws, statutes, ordinances, orders, rules, or regulations relating to (i) environmental matters, including those relating to any Hazardous Materials Activity; (ii) the generation, use, storage, transportation or disposal of Hazardous Materials; or (iii) the protection of human, plant or animal health from exposure to any Hazardous Materials, in any manner applicable to the Borrower or any of its subsidiaries.

“Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing (in each case, other than debt securities convertible into the foregoing, and royalties).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.

“ERISA Affiliate” means, as applied to any Person, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member.

“ERISA Event” means (i) a “reportable event” within the meaning of Section 4043(c) of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Sections 412 and 430 of the Internal Revenue Code and Sections 302 and 303 of ERISA with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Internal Revenue Code and Section 302(c) of ERISA) or the failure to make by its due date a required installment under Section 430(j) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal of the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefore, or the receipt by the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA or is “endangered” or “critical” status (within the meaning of Section 432 of the Internal Revenue Code or Section 305 or ERISA), or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (viii) receipt from the Internal Revenue Service of written notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; (ix) the imposition of a lien pursuant to Section 430(k) of the Internal Revenue Code or Section 303(k) of ERISA or a violation of Section 436 of the Internal Revenue Code; or (x) any event with respect to any Non-U.S. Plan which is similar to any event described in any of subsections (i) through (ix) hereof.

“Euro” or “€” means the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the legislative measures of the European Union for the introduction of, changeover to or operation of the Euro in one or more member states.

“Euro Term Loan” means any Term Loan denominated in Euros.

“Euro Term Loan Note” means a promissory note in the form of Exhibit B-2, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Eurocurrency Rate Loan” means a Loan bearing interest at a rate determined by reference to the Adjusted LIBOR.

“European Insolvency Regulation” means Regulation (EU) No 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast), as may be amended from time to time.

“Event of Default” means each of the conditions or events set forth in Section 8.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

“Excluded Indebtedness” means all Indebtedness not incurred in violation of Section 6.1 (other than Refinancing Term Loans and Refinancing Equivalent Debt).

“Excluded Property” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Excluded Subsidiary” means (a) Unrestricted Subsidiaries, (b) Immaterial Subsidiaries, (c) any subsidiary that is prohibited by applicable law, rule or regulation or by any contractual obligation existing on the Closing Date or on the date any such subsidiary is acquired (so long as, in respect of any such contractual prohibition, such prohibition is not incurred in contemplation of such acquisition), from guaranteeing the payment of the Obligations or which would require consent, approval, license or authorization from any Governmental Authority to provide a guarantee, (d) with respect to the obligations of any U.S. Borrower, (i) any Qualified CFC Holding Companies, (ii) Foreign Subsidiaries that are CFCs or (iii) direct or indirect subsidiaries of CFCs, (e) any not-for-profit subsidiaries, captive insurance subsidiaries or other special purpose entities, if any, (f) any subsidiary the provision of a Guaranty by which would result in material adverse tax consequences as determined by the Borrower and (g) notwithstanding the foregoing, additional subsidiaries may be excluded from the guarantee requirements in circumstances where the Borrower and the Administrative Agent (in consultation with the Requisite Lenders) reasonably determine in good faith that the cost or burden of providing such a guarantee outweighs the value afforded to the Lenders thereby.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of a Credit Party hereunder, the following Taxes:

(a)           any Taxes imposed on (or measured by) its net income, net profits, net gains or franchise Taxes, or, in the case of Canada, capital, that (x) are imposed by the country in which the applicable recipient is legally organized or any political subdivision thereof, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, in each case including any political subdivision thereof or (y) are Other Connection Taxes,

(b)           any branch profits Taxes or any similar Tax (x) imposed by the United States of America or Canada, (y) imposed by any other jurisdiction described in clause (a) above or (z) that is an Other Connection Tax,

(c)           any withholding Tax that is attributable to a Lender’s failure to comply with Section 2.17(c),

(d)           in the case of a Lender, any withholding Tax imposed by the United States on amounts payable by a Credit Party (or the Administrative Agent) to the applicable lending office of such Lender at the time such Lender becomes a party to this Agreement (other than pursuant to an assignment request by the Borrower under Section 2.18(b)) or designates a new lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changes its lending office,

(e)           any Tax under Part XIII of the Income Tax Act (Canada) in respect of any payment (or deemed payment) that would not have been imposed but for a Lender or other recipient not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with a Credit Party (other than where the non-arm’s relationship arises solely in connection with or as a result of such recipient having become a party to, received or perfected a security interest under or received or entered, any rights under, a Credit Document),

(f)            any Tax payable under Part XIII of the Income Tax Act (Canada) in respect of any payment (or deemed payment) that would not have been imposed but for a Lender or other recipient being, at any time, a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Borrower, or, at any time, not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Borrower (other than where the Lender or other recipient is a “specified shareholder”, or does not deal at arm’s length with a “specified shareholder”, solely in connection with or as a result of such recipient having become a party to, received or perfected a security interest under or received or entered, any rights under, a Credit Document), and

(g)           any U.S. withholding Taxes imposed under FATCA.

“Existing Credit Agreement” means the credit agreement, dated as of October 21, 2015, by and among, among others, the Borrower, the subsidiaries of the Borrower party thereto as guarantors, the lenders party thereto, and Goldman Sachs Bank USA, as administrative agent and collateral agent.

“Existing Term Loan Tranche” as defined in Section 2.22(a).

“Extended Term Loans” as defined in Section 2.22(a).

“Extending Lender” means Extending Term Lender.

“Extending Term Lender” as defined in Section 2.22(c).

“Extension” means the establishment of an Extension Series by amending a Loan and/or Commitment pursuant to Section 2.22 and the applicable Extension Amendment.

“Extension Amendment” as defined in Section 2.22(d).

“Extension Election” as defined in Section 2.22(c).

“Extension Minimum Condition” means a condition to consummating any Extension that a minimum amount (to be determined and specified in the relevant Extension Request, in the Borrower’s sole discretion) of any or all applicable Class or Classes be submitted for Extension.

“Extension Request” means any Term Loan Extension Request.

“Extension Series” means any Term Loan Extension Series.

“Fair Share” as defined in Section 7.2.

“Fair Share Contribution Amount” as defined in Section 7.2.

“FATCA” means (a) Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, (b) any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code, and (c) any intergovernmental agreement between the U.S. and that other jurisdiction, which facilitates the implementation of any law or regulation referred to in paragraph (a) above.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

“Federal Funds Effective Rate” means for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided,  if such day is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day.

“Fee Letter” means the fee letter dated on or about the date of this Credit Agreement by and among the Borrower, the Collateral Trustee and the Administrative Agent as amended, restated, supplemented or otherwise modified from time to time.

“Financial Officer” means, of any Person, the Chief Financial Officer, principal accounting officer, vice-president of finance, Treasurer, Assistant Treasurer or Controller of such Person (and, in the case of the Borrower, shall also mean each Person performing similar duties as the foregoing (including any director, manager or member of the Borrower)).

“Fiscal Quarter” means any of the quarterly accounting periods of the Borrower ending on March 31, June 30, September 30 and December 31.

“Fiscal Year” means the twelve-month accounting period of the Borrower ending on December 31.

“Flood Hazard Property” means any real estate asset located in the United States of America subject to a mortgage and located in an area designated by the Federal Emergency Management Agency as having special flood or mudslide hazards.

“Foreign Official” means a Person acting in an official capacity for or on behalf of any Governmental Authority.

“Foreign Subsidiary” means each subsidiary of the Borrower which is not a Domestic Subsidiary.

“Funding Guarantors” as defined in Section 7.2.

“Funding Notice” means a notice substantially in the form of Exhibit A-1.

“GAAP” means, subject to the provisions of Section 1.2, United States generally accepted accounting principles in effect as of the date of determination thereof.

“GLAS” as defined in the preamble.

“Governmental Authority” means any applicable foreign or domestic, federal, state, provincial, territorial, municipal, supranational, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof (which shall include, without limitation, the European Central Bank and the Council of Ministers of the European Union) or any entity, officer or examiner exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.

“Guaranteed Obligations” as defined in Section 7.1.

“Guarantor” means each Restricted Subsidiary listed on Schedule 1.1(a) and each other Restricted Subsidiary of the Borrower thereafter that becomes, or is required to become, a Guarantor after the Closing Date in accordance with the Collateral and Guarantee Requirement; it being understood that the Borrower is a Guarantor of the Obligations as described in Section 7.  For the avoidance of doubt, the Borrower in its sole discretion may cause any Restricted Subsidiary that is in a Permitted Jurisdiction (and is not otherwise required to provide a Guaranty) to become a Guarantor and Credit Party hereunder for all purposes.

“Guaranty” as defined in Section 7.2.

“Hazardous Materials” means any chemical, material or substance, exposure to which is prohibited, limited, governed or regulated by any Governmental Authority pursuant to any Environmental Law, including petroleum and petroleum byproducts, asbestos and asbestos-containing materials and medical and pharmaceutical waste.

“Hazardous Materials Activity” means any use, manufacture, possession, storage, holding, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

“Hedge Agreement” means any agreement of the Borrower or any of the Restricted Subsidiaries with respect to any swap, spot, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, foreign exchange, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, in each case, not entered into for speculative purposes.  For the avoidance of doubt, Hedge Agreements shall not be deemed speculative or entered into for speculative purposes if any Hedge Agreement is intended in good faith, at inception of execution, (A) to hedge or manage the interest rate exposure associated with any debt securities or debt facilities of the Borrower or its Restricted Subsidiaries, (B) for foreign exchange or currency exchange management or (C) to hedge any exposure that the Borrower or its Restricted Subsidiaries may have to counterparties under other Hedge Agreements such that the combination of such Hedge Agreements is not speculative taken as a whole.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as adopted by the Chartered Professional Accountants of Canada and in effect from time to time.

“Immaterial Subsidiary” means any subsidiary of the Borrower (a) identified on Schedule 1.1(b) or (b) designated by the Borrower as an Immaterial Subsidiary hereunder after the Closing Date by prior written notice to the Administrative Agent, that (x) as of the last day of the Fiscal Quarter of the Borrower most recently ended, (i) such subsidiary did not have assets with a value in excess of 5% of Consolidated Total Assets or revenues representing in excess of 5% of Consolidated Adjusted EBITDA as of such date and (ii) when taken together with all other Immaterial Subsidiaries as of such date, such Immaterial Subsidiaries did not have assets with a value in excess of 10% of the Consolidated Total Assets or revenues representing in excess of 10% of Consolidated Adjusted EBITDA as of such date, and (y) the Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by an Authorized Officer of the Borrower, certifying to such officer’s knowledge, compliance with the requirements of clause (x) above.  Any Immaterial Subsidiary may be designated to be a Material Subsidiary for the purposes of this Agreement by written notice from the Borrower to the Administrative Agent.  Any determination of whether a subsidiary shall cease to qualify as an Immaterial Subsidiary shall be made on the date that financial statements are delivered pursuant to Section 5.4(a).  To the extent a subsidiary ceases to be an Immaterial Subsidiary in connection with such determination, the Borrower shall have 90 days from the date of delivery of such financial statements to cause such subsidiary to comply with any applicable requirements of the Collateral and Guarantee Requirement with extensions of such 90-day period as may be reasonably requested by the Borrower and consented to by the Administrative Agent (such consent not to be unreasonably withheld, conditioned or delayed).

“Increased Amount” of any Indebtedness means any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Borrower and the accretion of original issue discount or liquidation preference.

“Incremental Amendment” as defined in Section 2.20(f).

“Incremental Equivalent Debt” means Indebtedness issued in accordance with Section 2.20(h) consisting of one or more series of pari passu notes, junior lien notes, junior lien or subordinated loans, subordinated notes or unsecured notes or unsecured loans, in each case, issued in a public offering, Rule 144A or other private placement transaction, a bridge facility in lieu of the foregoing, or secured or unsecured mezzanine Indebtedness or debt securities, in each case, subject to the terms set forth in Section 2.20(i).

“Incremental Term Commitments” as defined in Section 2.20(a).

“Incremental Term Lender” as defined in Section 2.20(c).

“Incremental Term Loan” as defined in Section 2.20(b).

“Incremental Term Loan Request” as defined in Section 2.20(a).

“Incremental Tranche Closing Date” as defined in Section 2.20(d).

“Indebtedness” means, with respect to any Person, without duplication (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet of such Person prepared in accordance with IFRS, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services, (e) all guarantees by such Person of Indebtedness of other Persons described in the other clauses of this definition, (f) all Capital Lease Obligations of such Person, (g) all net payments that such Person would have to make in the event of an early termination, on the date Indebtedness of such Person is being determined, in respect of outstanding Hedge Agreements, (h) the principal component of all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit (other than letters of credit issued in respect of trade payables), (i) the principal component of all obligations of such Person in respect of bankers’ acceptances (other than bankers’ acceptances issued in respect of trade payables) and (j) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (excluding accrued dividends that have not increased the liquidation preference of such Disqualified Stock); provided that Indebtedness shall not include (i) current trade liabilities and current intercompany liabilities (other than any refinancings, extensions, renewals or replacements thereof) incurred in the ordinary course of business, (ii) prepaid or deferred revenue arising in the ordinary course of business, (iii) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase price of an asset to satisfy unperformed obligations of the seller of such asset, (iv) earn-out obligations (other than earn-out obligations existing on the Closing Date) until such obligations become a liability on the balance sheet of such Person in accordance with IFRS, (v) obligations in respect of letters of credit or bankers’ acceptances issued in respect of trade payables or (vi) interest, fees, premium, and expenses and additional payments, if any.  The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such Person in respect thereof.  For the avoidance of doubt, Indebtedness shall not include: (i) any liability pursuant to or in connection with a declaration of joint and several liability as referred to in section 2:403 Dutch Civil Code (and any residual liability under such declaration, as referred to in section 2:404 (2) of the Dutch Civil Code) or (ii) any joint and several liability or any netting or set off arrangement arising in each case by operation of law as a result of the existence or establishment of a fiscal unity (fiscale eenheid) for Dutch corporate income tax or value added tax purposes or any analogous arrangement in any other jurisdiction of which the Borrower or a Restricted Subsidiary is or becomes a member.

“Indemnified Costs” as defined in Section 9.5.

“Indemnified Taxes” means all Taxes (other than Excluded Taxes and Other Taxes) imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Credit Document.

“Indemnitee” as defined in Section 10.5(b).

“Information” as defined in Section 4.14(a).

“Initial Dollar Term Loans” means Dollar Term Loans in an aggregate principal amount equal to $799,406,000 issued by the Borrower pursuant to Section 2.1(a) on the Closing Date.

“Initial Euro Term Loans” means Euro Term Loans in an aggregate principal amount equal to €222,836,000 issued by the Borrower pursuant to Section 2.1(a) on the Closing Date.

“Initial Term Facility” as defined in the recitals hereto.

“Initial Term Loans” means the Initial Dollar Term Loans and the Initial Euro Term Loans.

“Initial Term Loan Commitments” means the commitments of all Lenders in the aggregate.  The amount of each Lender’s Initial Term Loan Commitment, if any, is set forth on Appendix A-1 or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof.

“Initial Term Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of the Initial Term Loans of such Lender.

“Initial Term Lender” means each financial institution listed on Appendix A-1 next to the principal amount of Initial Term Loans issued to it by the Borrower and any other Person that becomes a party hereto as Lender pursuant to an Assignment Agreement or Joinder Agreement.

“Intellectual Property” shall have the definition assigned thereto in each Security Agreement, as applicable.

“Intercreditor Agreement” means any customary intercreditor agreement entered into by the Administrative Agent and the Collateral Trustee pursuant to Section 9.12 hereof and the Collateral Trust Agreement, each as amended, restated, modified, supplemented or replaced from time to time in accordance with this Agreement or the terms of such intercreditor agreements and, in each case, in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Trustee.

“Interest Payment Date” means with respect to (i) any Loan that is a Base Rate Loan, the last Business Day of each March, June, September and December of each year, commencing on the first such date to occur after the Closing Date and the final maturity date of such Loan, (ii) any Loan that is a Eurocurrency Rate Loan denominated in Dollars, the last day of each Interest Period applicable to such Loan; provided, in the case of each Interest Period of longer than three months “Interest Payment Date” shall also include each date that is three months, or an integral multiple thereof, after the commencement of such Interest Period and (iii) any Loan that is a Eurocurrency Rate Loan denominated in Euros, the last day of each Interest Period applicable to such Loan; provided, in the case of each Interest Period of longer than three months “Interest Payment Date” shall also include each date that is three months, or an integral multiple thereof, after the commencement of such Interest Period.

“Interest Period” means, in connection with a Eurocurrency Rate Loan, an interest period of one, two, three or six months or, if available to all relevant affected Lenders, twelve months or a shorter period, as selected by the applicable Borrower in the applicable Funding Notice or Conversion/Continuation Notice, (i) initially, commencing on the Credit Date or Conversion/Continuation Date thereof, as the case may be; and (ii) thereafter, commencing on the day on which the immediately preceding Interest Period expires; provided (a) if an Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day unless no further Business Day occurs in such month, in which case such Interest Period shall expire on the immediately preceding Business Day; (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clauses (c) and (d) of this definition, end on the last Business Day of a calendar month and (c) no Interest Period with respect to any portion of any Class of Term Loans shall extend beyond such Class’s Maturity Date.

“Interest Rate Determination Date” means, with respect to any Interest Period, the date that is two Business Days prior to the first day of such Interest Period.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any successor statute.

“Intra-Group Subordinated Note” means the Intra-Group Subordinated Note, dated as of the Closing Date, among each subsidiary of the Borrower listed on the signature pages thereto or that becomes a party thereto pursuant to Section 6.6 thereof, substantially in the form attached as Exhibit E to the Collateral Trust Agreement, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof.

“Investment” means (a) any purchase or other acquisition by the Borrower or any of its Restricted Subsidiaries of, or of a beneficial interest in, any of the Equity Interests of any other Person (other than the Borrower or any Restricted Subsidiary), (b) the acquisition by purchase or otherwise (other than purchases or other acquisitions of inventory, goods, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any Person or any division or line of business or other business unit of any Person (in each case, other than the Borrower or any Restricted Subsidiary to the extent the purchaser is a Credit Party following consummation thereof) and (c) any loan, advance (other than (i) advances to current or former employees, officers, directors and consultants of the Borrower or any Restricted Subsidiary for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business, (ii) advances made on an intercompany basis in the ordinary course of business for the purchase of inventory, (iii) accounts receivable and other extensions of trade credit in accordance with customary practices and (iv) prepaid expenses and workers’ compensation, utility, lease (including leases and other agreements related to aircraft) and similar deposits in the ordinary course of business) or capital contribution by the Borrower or any Restricted Subsidiary to any other Person (other than the Borrower or any Credit Party).  Subject to Section 6.3, the amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, but giving effect to any repayments of principal in the case of Investments in the form of loans and any return of capital or return on Investment in the case of equity Investments (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the initial Investment).

“Irish Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of Ireland.

“Irish Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Jersey Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of Jersey.

“Jersey Guarantor” as defined in Section 7.18(a).

“Jersey Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Joinder Agreement” means an agreement substantially in the form of Exhibit D, with such changes as may be required by or reasonably acceptable to the Borrower and the Administrative Agent.

“judgment currency” as defined in Section 10.19.

“Junior Financing” as defined in Section 6.8(a).

“Latest Maturity Date” means, at any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Incremental Term Commitments, Incremental Term Loans, Refinancing Term Loans or Extended Term Loans, in each case as extended in accordance with this Agreement from time to time.

“LCT Election” as defined in Section 1.6.

“LCT Test Date” as defined in Section 1.6.

“Lender” means each Initial Term Lender and any other Person that becomes a party hereto as a Lender pursuant to an Assignment Agreement or a Joinder Agreement.

“Lender Default” means (a) the refusal (which may be given orally or in writing and has not been retracted) or failure of any Lender to make available its portion of any Loans, which refusal or failure is not cured within one (1) Business Day after the date of such refusal or failure, unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s good faith determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied; (b) the failure of any Lender to pay over to the Administrative Agent or any other Lender, any other amount required to be paid by it hereunder within one (1) Business Day of the date when due; (c) a Lender having notified the Borrower, the Administrative Agent that it does not intend to comply with its funding obligations or having made a public statement to that effect with respect to any of its funding obligations hereunder or under other agreements in which it commits to extend credit; (d) a Lender has failed, within three (3) Business Days after request by the Administrative Agent, to confirm that it will comply with any of its funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (d) upon receipt of such written confirmation by the Administrative Agent and the Borrower); or (e) a Lender becomes subject to a Distress Event or has admitted in writing that it is insolvent.

“Lender Party” means each of the Administrative Agent, the Collateral Trustee or any Lender (as applicable).

“Lien” means with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, encumbrance, charge, assignment by way of security or security interest in or on such asset or any other agreement or arrangement having a similar effect, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities (other than securities representing an interest in a joint venture that is not a subsidiary), any purchase option, call or similar right of a third party with respect to such securities; provided that in no event shall an operating lease (including aircraft leases) or an agreement to sell be deemed to constitute a Lien.

“Limited Condition Transaction” means any Permitted Acquisition or similar permitted Investment whose consummation is not conditioned on the availability of, or on obtaining, third-party financing.

“Loan” means an Initial Term Loan, an Incremental Term Loan, a Refinancing Term Loan or an Extended Term Loan as the context may require.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of Luxembourg.

“Luxembourg Guarantor” has the meaning specified in Section 7.14.

“Luxembourg Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

 “Major Representation” means a representation or warranty with respect to the Borrower or a Material Subsidiary of the Borrower only as contemplated by Sections 4.1, 4.2, 4.3, 4.4, 4.10, 4.11, 4.22 and 4.23.

“Margin Stock” as defined in Regulation U.

“Market Disruption Event” as defined in Section 2.15(a).

“Material Adverse Effect” means any event, effect or matter which is reasonably likely to have a material adverse effect on (i) the consolidated assets, business, financial condition or results of operations, of the Borrower and its Restricted Subsidiaries, taken as a whole, (ii) the ability of the Borrower and the other Credit Parties, taken as a whole, to perform their payment obligations under any Credit Document, (iii) the rights and remedies of the Administrative Agent, the Collateral Trustee, the Lenders or any Secured Party under any Credit Document, or (iv) the validity or enforceability of the Security Agreements in any way which is materially adverse to the interests of the Initial Term Lenders under the Credit Documents taken as a whole and if capable of remedy, is not remedied within twenty (20) Business Days of the earlier of the Borrower becoming aware of the relevant event or circumstance or being given notice of the same by the Administrative Agent.

“Material Disposition” means Asset Sales (including a series of related Asset Sales) in excess of $100,000,000 consummated by the Borrower or any Restricted Subsidiary.

“Material Indebtedness” means Indebtedness (other than the Term Loans) of the Borrower or any subsidiary in an aggregate principal amount exceeding $35,000,000.

“Material Subsidiary” means any (x) subsidiary of the Borrower that is not an Immaterial Subsidiary and (y) Additional Borrower.

“Maturity Date” means (i) with respect to the Initial Term Loans, the earlier of (a) the sixth anniversary of the Closing Date, and (b) the date on which all Initial Term Loans shall become due and payable in full hereunder, whether by acceleration or otherwise, (ii) with respect to any tranche of Extended Term Loans, the final maturity date as specified in the applicable Extension Request accepted by the respective Lender or Lenders, (iii) with respect to any Refinancing Term Loans, the final maturity date as specified in the applicable Refinancing Amendment and (iv) with respect to any Incremental Term Loans, the final maturity date as specified in the applicable Incremental Amendment; provided that, in each case, if such day is not a Business Day, the applicable Maturity Date shall be the Business Day immediately preceding such day.

“Maximum Amount” as defined in Section 7.16(a).

“Maximum Rate” as defined in Section 10.9.

“MFN Adjustment” as defined in Section 2.20(e)(ii).

“MIPCo” means a direct or indirect subsidiary of the Borrower, which shall own the Equity Interests of certain Restricted Subsidiaries of the Borrower pursuant to any Permitted MIP Transaction; provided that, as of the Closing Date, MIPCo shall be Concordia Investment Holdings (Jersey) Limited, a company incorporated in Jersey with registered number 127058, and a direct subsidiary of the Borrower. Notwithstanding anything to the contrary herein, “MIPCo” shall include any successor thereto, including any entity that survives a merger, consolidation or amalgamation involving MIPCo; provided that upon the occurrence of any transaction where MIPCo becomes the Surviving Borrower pursuant to a Successor Borrower Transaction, unless the context otherwise requires, (i) references to “MIPCo” shall not include the Company; and (ii) (A) clause (4) of the second sentence of the definition of the term “Asset Sale”, (B) Section 6.7(b) and (C) Section 5.11(g) shall, in each case, be deemed to be amended and restated in its entirety to read as follows: “[RESERVED]”).

“MIPCo Security Agreements” means, collectively, the Jersey Share Security Agreement and the English Assignment Agreement (in each case, as defined in Schedule I to the Collateral Trust Agreement) and any other security agreement entered into or pledged by the MIP Shareholders from time to time.

 “MIPCo IP Transaction” as defined in Section 6.7(b)(i).

“MIP Shareholders” means those certain past, present or future officers, directors, consultants or employees (together with any heirs, successors, assigns or transferees) (or any employee benefits trust or other entity or structure established to warehouse Equity Interests in MIPCo or their proceeds for the benefit of such officers, directors, consultants, or employees) of the Borrower and its Subsidiaries that collectively own, directly or indirectly, Equity Interests in MIPCo.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgage Policies” as defined in Section 5.11(b).

“Multiemployer Plan” means any Employee Benefit Plan which is a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Narrative Report” means, with respect to the financial statements for which such narrative report is required, a customary “managements’ discussion and analysis” report describing the operations of the Borrower and its subsidiaries for the applicable Fiscal Quarter or Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such period to which such financial statements relate.  For the avoidance of doubt, such Narrative Report need not comply with the requirements of Regulation S-K of the Securities Act or of National Instrument 51-102 of the Canadian Securities Administrators applicable to a Management’s Discussion and Analysis of Financial Conditions and Result of Operations.

“Net Cash Proceeds” means:

(a)           100% of the cash proceeds actually received by the Borrower or any of its Restricted Subsidiaries (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when actually received) in respect of any Asset Sale (except as provided below) or Casualty Event, net of (i) reasonable, documented and invoiced attorneys’ fees, auditors’ fees, securities laws filing fees, printers’ fees, accountants’ fees, consultant fees, investment banking, placement agent and advisory fees actually incurred by the Borrower or any of its Restricted Subsidiaries in connection with the applicable event, (ii) documented search and recording charges actually incurred by the Borrower or any of its Restricted Subsidiaries in connection with the applicable event, (iii) required debt payments and required payments of other obligations in respect of Indebtedness secured by a Permitted Lien on any asset that is the subject of such Asset Sale or Casualty Event (other than any Lien created pursuant to a Collateral Document or a Lien which is pari passu with the Liens created pursuant to any Collateral Document (in which case the pro rata portion (determined based on the then outstanding principal amount of all pari passu Indebtedness that would otherwise be required to be prepaid with such Net Cash Proceeds) of such Net Cash Proceeds applied in respect of any such payments secured by the Liens pursuant to any Collateral Document shall not constitute Net Cash Proceeds for purposes hereof) or junior to the Liens created pursuant to the Collateral Documents)), (iv) other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith, (v) Taxes, including sales, goods and services, harmonized sales, transfer, deed or mortgage recording Taxes, paid or payable as a result thereof, and any other payment required by applicable law as a result of such Asset Sale, (vi) any reserve established in accordance with IFRS (provided that such reserved amounts shall be Net Cash Proceeds to the extent and at the time of any reversal (without the satisfaction of any applicable liabilities in cash in a corresponding amount)), and (vii) any payment amount required to be paid by law, rule or regulation upon receipt to a third party related to the transaction (including to labor unions and environmental trusts) in each case, as determined in good faith by an Authorized Officer of the Borrower; and

(b)           100% of the cash proceeds from the incurrence, issuance or sale by the Borrower or any of its Restricted Subsidiaries of (x) any Indebtedness not permitted to be incurred under this Agreement and (y) Refinancing Term Loans and Refinancing Equivalent Debt, net of all Taxes and fees (including investment banking fees), underwriting discounts, commissions, costs and other expenses, in each case, incurred in connection with such incurrence, issuance or sale.

“New York Courts” as defined in Section 10.15(a).

“Non-Consenting Lender” as defined in Section 2.18(c).

“Non-Credit Party Limitation” as defined in the definition of “Permitted Acquisition.”

“Non-Debt Fund Affiliate” means any affiliate of the Borrower (other than a natural person) other than a Debt Fund Affiliate.

“Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time.

“Non-Public Information” means a material fact or material change (each within the meaning of Canadian Securities Laws) with respect to the Borrower or its securities that has not been generally disclosed.

“Non-U.S. Plan” means any Employee Benefit Plan maintained by the Borrower or any of its subsidiaries for employees outside the United States, excluding any Canadian Pension Plan.

“North American Assets” means the Borrower’s North American product portfolio consisting of branded products (which, for the avoidance of doubt, shall not include (i) Pinnacle, (ii) any assets owned by Pinnacle or its subsidiaries or (iii) the Photofrin intellectual property owned by Concordia Labs Inc. or Concordia Laboratories Inc. S.à r.l.) and authorized generic contracts.

“Note” means a Dollar Term Loan Note or a Euro Term Loan Note, as the case may be.

“Objecting Lender” has the meaning set forth in the definition “Successor Borrower Transaction”.

“Obligated Party” as defined in Section 1.12.

“Obligations” means all obligations of every nature of each Credit Party, including obligations from time to time owed to the Administrative Agent and the Collateral Trustee (including the fees and expenses of its counsel to the extent set forth herein and any obligations due to any former Agent), Lenders, or any of them, under any Credit Document, whether for principal, interest (including interest and fees which, but for the filing of a petition in bankruptcy with respect to such Credit Party, would have accrued on any Obligation, whether or not a claim is allowed against such Credit Party for such interest or fees in the related bankruptcy proceeding), payments for fees, expenses, indemnification or otherwise.

“Obligations of the Borrowers” means all obligations of every nature of the Borrower (and the Additional Borrowers, if any), including obligations from time to time owed to the Administrative Agent and the Collateral Trustee (including the fees and expenses of its counsel to the extent set forth herein and any obligations due to any former Agent), Lenders, or any of them under any Credit Document, whether for principal, interest (including interest and fees which, but for the filing of a petition in bankruptcy with respect to the Borrowers, would have accrued on any Obligation, whether or not a claim is allowed against the Borrowers for such interest or fees in the related bankruptcy proceeding), payments for fees, expenses, indemnification or otherwise.

“Obligee Guarantor” as defined in Section 7.7.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“OFAC Lists” means, collectively, the List of Specially Designated Nationals and Blocked persons maintained by OFAC, as amended from time to time, or any similar lists issued by OFAC.

“Organizational Documents” means (i) with respect to any corporation or company, its certificate, memorandum or articles of incorporation, amalgamation or continuance, organization or association, as amended, its by-laws, as amended, and its certificates of change of name, as amended, (ii) with respect to any limited partnership, its certificate or declaration of limited partnership, as amended, and its partnership agreement, as amended, (iii) with respect to any general partnership, its partnership agreement, as amended, (iv) with respect to any limited liability company, its articles of organization, as amended, and its operating agreement, as amended, (v) with respect to each Credit Party incorporated in Sweden, the certificate of registration (Sw. registreringsbevis) and the articles of association (Sw. bolagsordning) of such Credit Party incorporated in Sweden, (vi) with respect to each Credit Party incorporated in Switzerland, the commercial register excerpt (Handelsregisterauszug) and the articles of association (Statuten) of such Credit Party, and (vii) with respect to any other Foreign Subsidiary, the equivalent thereof in its jurisdiction of incorporation or organization.  In the event any term or condition of this Agreement or any other Credit Document requires any Organizational Document to be certified by a secretary of state or similar governmental official including an official of a non-United States government, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official in such official’s relevant jurisdiction.

“Other Applicable Indebtedness” as defined in Section 2.12(a)(ii).

“Other Connection Taxes” means, with respect to the Administrative Agent and any Lender, Taxes imposed as a result of a present or former connection between such Administrative Agent or Lender and the jurisdiction imposing such Tax (other than connections arising solely from the Administrative Agent and such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Credit Document).

“Other Taxes” means any and all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes or any other excise or property Taxes, charges or similar Taxes, charges or levies arising from any payment made hereunder or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Credit Document, and any interest, fines, penalties and additions related thereto, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.18(b)).

“Outstanding Amount” means with respect to Loans on any date, the Dollar Amount of the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Loans occurring on such date.

“Parent Entity” means any direct or indirect parent of the Borrower.

“Participant” as defined in Section 10.4(d).

“Participant Register” as defined in Section 10.4(d).

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” means any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA.

“Permitted Acquisition” means any acquisition, directly or indirectly (including in one transaction or a series of related transactions), of all or substantially all the assets of, or all the Equity Interests (other than directors’ qualifying shares or shares issued to foreign nationals) in, or merger or consolidation or amalgamation with, a Person or division or line of business of a Person or franchisee rights, assets or operations (or any subsequent investment made in a Person, division, line of business or franchisee rights, assets or operations previously acquired in a Permitted Acquisition), if immediately after giving effect thereto:  (a) no Event of Default shall have occurred and be continuing or would result therefrom, (b) before and after giving effect to such acquisition on a Pro Forma Basis the Total Net Leverage Ratio will not be greater than (x) the Total Net Leverage Ratio immediately prior to giving effect to such acquisition or (y) 6.50:1.00,  (c) all transactions related thereto shall be consummated in all material respects in accordance with applicable laws, (d) any Credit Party making such acquisition and any Person acquired in such acquisition comply with Section 5.11, (e) a substantial portion of the assets or property acquired (or a substantial portion of the assets or property of the Person acquired) thereby shall be used or useful in the same or a related line of business of the Borrower and its subsidiaries (or any reasonable expansions or extensions thereof) and (f) the aggregate consideration funded by a Credit Party for any and all such acquisitions of any Person that is not and will not become a Credit Party concurrently with or reasonably promptly following such acquisition shall not, when aggregated with Investments made pursuant to Section 6.3(l) and Indebtedness incurred by Restricted Subsidiaries that are not Credit Parties owing to a Credit Party pursuant to Section 6.1(g)(ii), exceed the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets (the “Non-Credit Party Limitation”); provided that if greater than 80% of the assets or Consolidated Adjusted EBITDA being acquired in any Permitted Acquisition is generated by entities that will become Credit Parties concurrently with or reasonably promptly following such Permitted Acquisition, assets being acquired by Credit Parties or any combination of the foregoing, such Investment shall not reduce the Non-Credit Party Limitation.

“Permitted Holders” means (a) one or more of the Plan Sponsors and (b) any Person or entity with which one or more of the Plan Sponsors and management form a “group” (within the meaning of the Securities Act) so long as, in the case of this clause (b), the Plan Sponsors beneficially own more than 50% of the aggregate voting power of such group.

“Permitted Junior Secured Refinancing Debt” as defined in Section 2.21(h)(i).

“Permitted Jurisdiction” means the United States or Canada or, in each case, any political subdivision thereof or, any State, province or territory thereof or the District of Columbia, the United Kingdom, Australia, Jersey, Ireland, Luxembourg, the Netherlands, New Zealand, Sweden or Switzerland.

“Permitted Liens” means each of the Liens permitted pursuant to Section 6.2.

“Permitted MIP Transaction” means (i) within 30 days of the Closing Date, the transfer by the Borrower to MIPCo of the Equity Interests it holds in Concordia Investments (Jersey) Limited and Concordia Financing (Jersey) Limited and the substantially concurrent pledge by MIPCo of such Equity Interests in favor of the Collateral Trustee pursuant to the Collateral Documents and (ii) thereafter, the transfer by the Borrower to MIPCo of (a) the Equity Interests it holds in Concordia Pharmaceuticals Inc., Concordia Laboratories Inc., Concordia Labs Inc. and Concordia Pharmaceuticals (US) Inc. and the substantially concurrent pledge by MIPCo of such Equity Interests, (b) the intra-group receivables owed to the Borrower by each of Concordia Financing (Jersey) Limited and Concordia Pharmaceuticals (US) Inc. and the substantially concurrent pledge by MIPCo of such receivables, in each case, in favor of the Collateral Trustee pursuant to the Collateral Documents and (c) any other assets owned by the Borrower at the time of the Permitted MIP Transaction, and the substantially concurrent granting of a security interest in such assets, in favor of the Collateral Trustee to the extent required by the Collateral Documents; provided that this clause (c) shall not relieve MIPCo of its obligations to comply with its obligations under Section 6.7(b)(1).

“Permitted Pari Passu Secured Refinancing Debt” as defined in Section 2.21(h)(i).

“Permitted Reinvestment” means to apply the Net Cash Proceeds actually received with respect to a Reinvestment Event (i) to restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or a Restricted Subsidiary’s business or (ii) to consummate a Permitted Acquisition.

“Permitted Surviving Debt” as defined in Section 6.1(a).

“Permitted Unsecured Refinancing Debt” as defined in Section 2.21(h)(i).

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, private limited companies, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

“Photofrin” means all pharmaceutical products containing the active ingredient porfimer sodium in various dosage forms, currently marketed by the Borrower or any of its affiliates under the trademark PHOTOFRIN.

“Pinnacle” means Pinnacle Biologics, Inc.

“Plan” as defined in the recitals hereto.

“Plan Sponsor” means any Person, together with its controlled affiliates (which shall include “Affiliates” as defined in the Borrower's articles, as amended), which collectively owns, directly or indirectly, Class A special shares or Class B special shares or 5% or more of the outstanding Voting Common Shares of the Borrower after giving effect to the Recapitalization Transaction on the Closing Date.

“Platform” as defined in Section 10.17.

“Pledge and Security Agreement” means the Pledge and Security Agreement to be executed by the Borrower and each Guarantor, as it may be amended, restated, supplemented or otherwise modified from time to time.

“PPSA” means the Personal Property Security Act (Ontario); provided that, if the validity, attachment, perfection (or opposability) or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the personal property security laws or laws relating to movable property of any jurisdiction other than the Province of Ontario, “PPSA” shall include those personal property security laws or laws relating to movable property in such other jurisdiction for the purpose of the provisions hereof relating to such validity, attachment, perfection (or opposability), effect of perfection or of non-perfection or priority and for the definitions related to such provisions.

“Previously Absent Financial Maintenance Covenant” means, at any time, any financial maintenance covenant that is not included in the Credit Documents at such time.

“Prime Rate” means the rate of interest per annum quoted in the print edition of The Wall Street Journal, Money Rates Section as the Prime Rate (currently defined as the base rate on corporate loans posted by at least 75% of the thirty (30) largest U.S. banks), as in effect from time to time and notified by the Administrative Agent to the Borrower. Without notice to the Borrower or any other Person, the Prime Rate shall change automatically from time to time as, and in the amount by which, such prime lending rate shall fluctuate. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Any Lender may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.

“Principal Office” means, for the Administrative Agent, such Person’s “Principal Office” as set forth on Schedule 10.1, or such other office or office of a third party or sub-agent, as appropriate, as such Person may from time to time designate in writing to the Borrower and each Lender.

“Pro Forma” or “Pro Forma Basis” means, for purposes of determining compliance with any provision of this Agreement, including the determination of any financial ratio or test or the amount of revenue, Consolidated Total Assets or Consolidated Adjusted EBITDA, that any Specified Transaction occurring since the first day of the relevant period to and including the relevant date such determination is made (including after the relevant quarter or period end, if applicable) shall be deemed to have occurred as of the first day of the relevant period, including pro forma adjustments arising out of events attributable to such Specified Transaction (including giving effect to those specified in accordance with the definitions of Consolidated Adjusted EBITDA and Consolidated Net Income); provided that, any event, occurrence or transaction that would otherwise be deemed a Specified Transaction, but for failure to meet the monetary threshold in the definition thereof, shall also be given effect on a “Pro Forma Basis.”  Upon giving effect to a transaction on a “Pro Forma Basis,” (i) any Indebtedness incurred by the Borrower or any Restricted Subsidiaries in connection with such Specified Transaction (or any other transaction which occurred during the relevant period) shall be deemed to have been incurred as of the first day of the relevant period, (ii) if such Indebtedness has a floating or formula rate, then the rate of interest for such Indebtedness for the applicable period for purposes of the calculations contemplated by this definition shall be determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of such calculations, (iii) income statement items (whether positive or negative) and Consolidated Adjusted EBITDA attributable to all property acquired in such Specified Transaction or to the Investment constituting such Specified Transaction, as applicable, shall be included as if such Specified Transaction has occurred as of the first day of the relevant period, (iv) income statement items (whether positive or negative) attributable to all property disposed of in any Specified Transaction (including any income statement items attributable to disposed, abandoned or discontinued operations), shall be excluded as if such Specified Transaction has occurred as of the first day of the relevant period, (v) such other pro forma adjustments which would be permitted or required by United States securities laws or Canadian Securities Laws, as amended, shall be taken into account (in addition to any adjustments permitted pursuant to any applicable financial definition or test) and (vi) such other adjustments made by the Borrower with the consent of the Administrative Agent, after consultation with the Lenders, (not to be unreasonably withheld, delayed or conditioned) shall be taken into account.  Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by an Authorized Officer of the Borrower to be the rate of interest implicit in such Capital Lease Obligation in accordance with IFRS.  Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, bankers’ acceptances market rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower or the applicable Restricted Subsidiary may designate.  Any such adjustments included in calculations made on a Pro Forma Basis shall continue to apply to subsequent calculations of any applicable financial ratios or tests, including during any subsequent test period in which the effects thereof are expected to be realized.

“Pro Rata Share” means (i) with respect to all payments, computations and other matters relating to the Initial Term Loan of any Lender, the percentage obtained by dividing (a) the Initial Term Loan Exposure of that Lender by (b) the aggregate Initial Term Loan Exposure of all Lenders and (ii) with respect to all payments, computations and other matters relating to any other Class of Loan of any Lender, the percentage obtained by dividing (a) an amount equal to the sum of the outstanding principal amount of the Loans of such Class held by such Lender by (b) an amount equal to the sum of the outstanding principal amount of the Loans of such Class held by all Lenders.  For all other purposes with respect to each Lender, “Pro Rata Share” means the percentage obtained by dividing (A) an amount equal to the Initial Term Loan Exposure of that Lender, by (B) an amount equal to the aggregate Initial Term Loan Exposure of all Lenders.

“Prohibited Person” means any Person that is the target of international economic sanctions or export controls adopted, administered or enforced by the United Nations Security Council, the European Union (and its Member States), Canada (including any Persons that are the subject of country-specific or activity-specific sanctions administered by the Department of Foreign Affairs, Trade and Development), the United Kingdom, OFAC (including any persons that are the subject of country-specific or activity-specific sanctions administered by OFAC and any persons named on any OFAC List), the U.S. Department of Commerce Bureau of Industry and Security, the U.S. Department of State or pursuant to any other laws, rules, regulations or other official acts of the United States (each of the foregoing, collectively, “Sanctions”).  As of the date hereof, certain information regarding Prohibited Persons issued by the United States can be found on the website of the United States Department of Treasury at www.treas.gov/ofac/.

“Public Lenders” means Lenders that do not wish to receive material Non-Public Information with respect to the Borrower, its subsidiaries or their securities.

“Qualified CFC Holding Company” means, in relation to any Credit Party, a Person (a) that is a wholly owned subsidiary of such Credit Party and (b) who has no material assets other than Equity Interests in Foreign Subsidiaries that are CFCs in relation to such Credit Party or such Person.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Credit Party that constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Qualified Stock” of any Person means any Equity Interests of such Person that is not Disqualified Stock.

“Recapitalization Transaction” as defined in the recitals hereto.

“Refinance” as defined in the definition of “Refinancing Indebtedness.”

“Refinanced Debt” as defined in Section 2.21(a).

“Refinanced Loans” as defined in Section 2.21(h)(i).

“Refinancing Amendment” as defined in Section 2.21(f).

“Refinancing Closing Date” as defined in Section 2.21(d).

“Refinancing Equivalent Debt” as defined in Section 2.21(h)(i).

“Refinancing Indebtedness” means any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”) the Indebtedness being Refinanced (or previous refinancings thereof constituting Refinancing Indebtedness); provided that (a) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced (plus the amount of unpaid accrued or capitalized interest and premiums thereon (including tender premiums), underwriting discounts, original issue discount, defeasance costs, fees (including upfront fees, underwriting fees, legal fees, accounting and audit fees and other similar or customary fees), commissions and expenses), (b) except with respect to Section 6.1(c), the Weighted Average Life to Maturity of such Refinancing Indebtedness is greater than or equal to the shorter of (i) the Weighted Average Life to Maturity of the Indebtedness being Refinanced and (ii) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being Refinanced that were due on or after the date that is one year following the Latest Maturity Date were instead due on the date that is one year following the Latest Maturity Date; provided that no Refinancing Indebtedness incurred in reliance on this subclause (ii) shall have any scheduled principal payments due prior to the Latest Maturity Date in excess of, or prior to, the scheduled principal payments due prior to such Latest Maturity Date for the Indebtedness being Refinanced, (c) if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations under this Agreement, such Refinancing Indebtedness shall be subordinated in right of payment to such Obligations on terms at least as favorable taken as a whole to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced; provided, further, that with respect to a Refinancing of any Indebtedness permitted hereunder that is subordinated in right of payment, such Refinancing Indebtedness shall (A) be expressly subordinated in right of payment to the guarantee by the Borrower and the Guarantors of the Obligations and (B) be otherwise on terms not materially less favorable to the Lenders than those contained in the documentation governing the Indebtedness being Refinanced; provided, further, that Indebtedness constituting Refinancing Indebtedness shall not cease to constitute Refinancing Indebtedness as a result of the subsequent extension of the Latest Maturity Date, (d) no Refinancing Indebtedness shall have different obligors, or greater guarantees or security than, the Indebtedness being Refinanced (provided that (i) Indebtedness (A) of any Credit Party may be Refinanced to add or substitute as an obligor another Credit Party and (B) of any subsidiary that is not a Credit Party may be Refinanced to add or substitute as an obligor another subsidiary that is not a Credit Party, in each case to the extent not prohibited by Section 6, and (ii) other guarantees and security may be added to the extent then permitted by Section 6) and (e) if the Indebtedness being Refinanced is secured by a Lien on any Collateral (whether equally and ratably with, or junior to, the Lien of the Secured Parties or otherwise), such Refinancing Indebtedness may be secured by a Lien on such Collateral (including any Collateral pursuant to after-acquired property clauses to the extent any such Collateral would have secured the Indebtedness being Refinanced) on terms relating to such Collateral not materially less favorable to the Secured Parties (as determined conclusively by the Borrower and evidenced by a certificate of an Authorized Officer of the Borrower) than those contained in the documentation (including any intercreditor agreement) governing the Indebtedness being Refinanced, or on terms otherwise then permitted by Section 6.2.

“Refinancing Loan Request” as defined in Section 2.21(a).

“Refinancing Term Commitments” as defined in Section 2.21(a).

“Refinancing Term Lender” as defined in Section 2.21(c).

“Refinancing Term Loan” as defined in Section 2.21(b).

“Register” as defined in Section 2.5(b).

“Regulation D” means Regulation D of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation T” means Regulation T of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation U” means Regulation U of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation X” means Regulation X of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Reinvestment Deferred Amount” means, with respect to any Reinvestment Event, the aggregate amount of Net Cash Proceeds received by the Borrower or any Restricted Subsidiary in connection therewith that are not applied to prepay the Term Loans as a result of the delivery of a Reinvestment Notice.  For the avoidance of doubt, the Reinvestment Deferred Amount with respect to any Asset Sale of the North American Assets or which would constitute a Material Disposition, in each case, shall not exceed 50% of Net Cash Proceeds received therefrom.

“Reinvestment Event” means any Asset Sale (including with respect to the North American Assets or a Material Disposition) or Casualty Event in respect of which the Borrower has delivered a Reinvestment Notice.

“Reinvestment Notice” means a written notice executed by an Authorized Officer of the Borrower stating that the Borrower or any Restricted Subsidiary intends and expects to use all or a portion of the amount of Net Cash Proceeds of an Asset Sale (including with respect to the North American Assets or a Material Disposition) or Casualty Event for a Permitted Reinvestment.

“Reinvestment Prepayment Amount” means, with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date for a Permitted Reinvestment.

“Reinvestment Prepayment Date” means, with respect to any Reinvestment Event, the earlier of (a) the date (which shall be a Business Day) occurring twelve (12) months after the date of receipt of Net Cash Proceeds in respect of such Reinvestment Event (or, if the Borrower or any Restricted Subsidiary shall have entered into a legally binding commitment within one year after the date of receipt of Net Cash Proceeds in respect of such Reinvestment Event for a Permitted Reinvestment with the applicable Reinvestment Deferred Amount, the date occurring eighteen  (18) months after the date of receipt of Net Cash Proceeds in respect of such Reinvestment Event) and (b) the date (which shall be a Business Day) on which the Borrower shall have determined not to, or shall have otherwise ceased to apply all or any portion of the relevant Reinvestment Deferred Amount for a Permitted Reinvestment.

“Related Fund” as defined in Section 10.4(b).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, sub–agents, trustees, advisors and attorneys of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

“Repricing Transaction” means, in connection with a transaction the primary purpose of which is to prepay, refinance, substitute or replace all or a portion of the Initial Term Loans or otherwise amend this Agreement to reduce the All-In-Yield of any Initial Term Loans, (a) the voluntary or mandatory prepayment, refinancing, substitution or replacement of all or a portion of the Initial Term Loans substantially concurrently with the net cash proceeds of senior secured term loans incurred by the Borrower or any other Credit Party having an All-In-Yield at the time of incurrence thereof that is less than the All-In-Yield of such Initial Term Loans at the time of such incurrence or (b) any amendment to this Agreement that, directly or indirectly, reduces the All-In-Yield of such Initial Term Loans (or any Lender must assign its Loans under the Term Loans as a result of its failure to consent to any such amendment).  No “Repricing Transaction” shall be deemed to occur in connection with any Change of Control or a primary public offering of the Borrower.

“Required Mortgages” as defined in Section 5.11(f).

“Requisite Class Lenders” means, as of any date of determination, with respect to one or more Classes, Lenders having more than the Applicable Voting Percentage of the sum of (a) the Outstanding Amount under such Class or Classes and (b) the aggregate unused Commitments under such Class or Classes.  The Outstanding Amount and Commitments of any Defaulting Lender shall be disregarded in determining Requisite Class Lenders at any time.

“Requisite Lenders” means one or more Initial Term Lenders having or holding Initial Term Loan Exposure and representing the Applicable Voting Percentage or more of the Initial Term Loan Exposure of all Initial Term Lenders.  The Initial Term Loan Exposure of any Defaulting Lender shall be disregarded in determining Requisite Lenders at any time.

“Responsible Officer” of any Person means the chief executive officer, the president, any vice president, the chief operating officer or any Financial Officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement, and, as to any document delivered on the Closing Date (but subject to the express requirements set forth in Section 3), shall include any company secretary or assistant company secretary of a Credit Party.

“Restricted Payment” means (a) any dividend or other distribution on account of any class of Equity Interests of the Borrower or on account of any class of Equity Interests of MIPCo that are not owned by the Borrower or a Restricted Subsidiary now or hereafter outstanding, except a dividend payable solely in shares of Equity Interests of  the Borrower, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Equity Interests of the Borrower or any class of Equity Interests of MIPCo that are not owned by the Borrower or a Restricted Subsidiary  now or hereafter outstanding, and (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Equity Interests of the Borrower or any class of Equity Interests of MIPCo that are not owned by the Borrower or a Restricted Subsidiary now or hereafter outstanding.

“Restricted Subsidiary” means any subsidiary other than an Unrestricted Subsidiary.

“Revolving Facility” as defined in Section 6.1(aa).

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. or any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement, direct or indirect, with any Person whereby the Borrower sells or transfers any property, real or personal, used or useful in the Borrower’s business, whether now owned or hereafter acquired, and thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Same Day Funds” means immediately available funds.

“Sanctioned Jurisdiction” means any of, currently Iran, Cuba, North Korea, Syria, the Crimea region of Ukraine or any other country or territory, in each case, to the extent that such country or territory itself is the subject (or becomes the subject) of comprehensive Sanctions.

“Sanctions” as defined in the definition of “Prohibited Person.”

“SEC” as defined in the definition of Consolidated Adjusted EBITDA.

“Secured Parties” means the Agents and the Lenders and shall include, without limitation, all former Agents and Lenders to the extent that any Obligations owing to such Persons were incurred while such Persons were Agents or Lenders and such Obligations have not been paid or satisfied in full.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Security Agreements” means, collectively, the Pledge and Security Agreement, the Barbados Debenture, the Canadian Security Agreements, the Dutch Security Agreements, the English Security Agreements, the Irish Security Agreements, the Jersey Security Agreements, the Luxembourg Security Agreements, the Swedish Security Agreements and the Swiss Security Agreements, and “Security Agreement” means each of them.

“Security Property” means (a) the security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Agreements expressed to be granted in favor of the Collateral Trustee for the benefit of the Secured Parties and all proceeds of the same; (b) all obligations expressed to be undertaken by a Credit Party to pay amounts in respect of any liabilities to the Collateral Trustee for the benefit of the Secured Parties and secured by the security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Agreements, together with all representations and warranties expressed to be given by a Credit Party in favor of the Collateral Trustee for the benefit of the Secured Parties; and (c) any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Collateral Trustee is required by the terms of the Security Agreements or this Agreement to hold as trustee on trust for or as agent on behalf of the Secured Parties.

“SEDAR” as defined in Section 5.4(a).

“Senior Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (i) the aggregate principal amount of Consolidated Total Debt secured by a Lien on the Collateral on a pari passu basis with, or senior to, Liens securing the Term Loans (net of unrestricted cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount, except the proceeds of Indebtedness that is incurred for which the Senior Secured Net Leverage Ratio is to be calculated and the proceeds of other Indebtedness incurred substantially contemporaneously therewith) to (ii) Consolidated Adjusted EBITDA for the trailing four Fiscal Quarter period ending on the most recent Fiscal Quarter for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower.

“SIJL” means the Security Interests (Jersey) Law 2012.

“Solvency Certificate” means a Solvency Certificate of any Financial Officer of the Borrower substantially in the form of Exhibit F.

“Specified Event of Default” means any Event of Default under Section 8.1(b), Section 8.1(c), Section 8.1(g) or Section 8.1(h).

“Specified Investment” means an Investment permitted by Section 6.3(a), (h), (o), (u), (cc) (provided that such investment is to finance the purchase of assets by the Borrower or its Restricted Subsidiaries) or (dd), in each case, in the nature of an acquisition or an investment in a joint venture.

“Specified Representations” means the representations and warranties set forth in Sections 4.1(a), (b) and (d), 4.2(a), 4.2(b)(A)(i) and (ii), 4.3, 4.10, 4.11, 4.17, 4.19, 4.22 and 4.23.

“Specified Transaction” means with respect to any period, any (i) Investment involving the acquisition of an operating or geographical unit of a business or that constitutes an acquisition of all or substantially all of the common stock of a Person and involves the payment of consideration by the Borrower and its Restricted Subsidiaries in excess of $5,000,000, (ii) sale or transfer of assets or property or other asset disposition (including any disposal, abandonment or discontinuance of operations) that yields gross proceeds to the Borrower or any of its Restricted Subsidiaries in excess of $5,000,000 or involves the abandonment or discontinuation of operations with a value in excess of $5,000,000, (iii) incurrence, amendment, modification, repayment or refinancing of Indebtedness, (iv) Restricted Payment, (v) designation or redesignation of an Unrestricted Subsidiary or Restricted Subsidiary or (vi) other event, in each case that by the terms of the Credit Documents requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a Pro Forma Basis.

“Subsequent Transaction” as defined in Section 1.6.

“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, private limited company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding

“Subsidiary Redesignation” as defined in the definition of “Unrestricted Subsidiary.”

“Successor Borrower Transaction” means:

(a)           any amalgamation, merger, plan or scheme of arrangement, exchange offer, business combination, reincorporation, reorganization, conversion, consolidation or similar action of the Borrower with or into any other Person, or of any other Person with or into the Borrower, or the direct or indirect sale, distribution or other disposition (other than by lease) of all or substantially all of the assets of the Borrower to any other Person (other than MIPCo in connection with the Permitted MIP Transaction), or

(b)           any continuation, discontinuation, domestication, redomestication, amalgamation, merger, plan or scheme of arrangement, exchange offer, business combination, reincorporation, reorganization, consolidation or similar action of the Borrower, pursuant to the law of the jurisdiction of its organization and of any other jurisdiction, if:

(A)          as a result thereof:

(x)          in the case of any action specified in clause (a), the entity that is the surviving, resulting or continuing Person in such merger, amalgamation, plan or scheme or arrangement, exchange offer, business combination, reincorporation, reorganization, conversion, consolidation or similar action, or the transferee in such sale, distribution or other disposition, or

(y)          in the case of any action specified in clause (b), the entity that constituted the Borrower immediately prior thereto (and, in the case of any amalgamation specified in clause (b), the resulting Person in such amalgamation)

(in any such case described in (a) or (b), the “Surviving Borrower”) is a corporation or other entity, validly incorporated or formed and existing in good standing (to the extent the concept of good standing is applicable) under the laws of (i) a Permitted Jurisdiction or (ii) with the consent of the Administrative Agent and the Requisite Lenders, under the laws of any other jurisdiction, whose outstanding Equity Interests issued and outstanding immediately following such action, and giving effect thereto, shall be beneficially owned by substantially the same Persons, in substantially the same percentages, as were the outstanding Equity Interests of the Borrower immediately prior thereto;

(B)           the Surviving Borrower shall have delivered to the Administrative Agent (i) a certificate to the effect that, both immediately before and immediately after giving effect to such Successor Borrower Transaction, no Default or Event of Default exists and (ii) an opinion of counsel in each applicable jurisdiction, reasonably satisfactory in form, scope and substance to the Administrative Agent, addressing such matters in connection with the Successor Borrower Transaction as the Administrative Agent or the Requisite Lenders may reasonably request (it being understood and agreed that opinions similar in form and substance to the opinions delivered on the Closing Date in the applicable jurisdictions of the Credit Parties as of the Closing Date shall be deemed to be reasonably satisfactory to the Administrative Agent);

(C)           in the case of a Successor Borrower Transaction which involves the absorption of a Restricted Subsidiary incorporated in Sweden, the Equity Interests of which are subject to a pledge granted under a Swedish Security Agreement, the prior written consent of the Collateral Trustee in its sole discretion has been obtained; and

(D)          (i) the Borrower shall have delivered (x) to the Administrative Agent, to the extent necessary, a supplement to Schedule 10.1 which shall correct all information contained therein for the Borrower and (y) to the Lenders and the Administrative Agent, such documentation and other information reasonably requested by the Lenders or the Administrative Agent for purposes of complying with all necessary “know your customer” or other similar checks under all applicable laws and regulations with respect to the Surviving Borrower, (ii) the Borrower shall have taken all actions reasonably necessary to maintain in all material respects the security interests of the Collateral Trustee in the Collateral intended to be granted by it hereby at all times fully perfected and in full force and effect (to at least the same extent as in effect immediately prior to such Successor Borrower Transaction) and (iii) the Administrative Agent is reasonably satisfied that the value of Collateral and the rights and remedies of the Lenders under the Credit Documents (including the Security Agreements), in each case, as a whole, are not impaired in any material respect (including the ability to enforce such rights and remedies thereunder and the value of any claims under the Guaranty) and that no Guarantor would become an Excluded Subsidiary pursuant to clause (d) of such definition as a result of such Successor Borrower Transaction.

Notwithstanding anything to the contrary contained herein, the Borrower shall deliver to the Administrative Agent a notice (the “Successor Borrower Transaction Notice”) no less than sixty days (or such later date as the Administrative Agent may reasonably agree) prior to the consummation of the proposed Successor Borrower Transaction. In the event that the Administrative Agent receives a notice no later than the 20th calendar day following the receipt of the related Successor Borrower Transaction Notice, from any Lender (each an “Objecting Lender”) that, (x) solely in connection with a proposed Successor Borrower Transaction in a jurisdiction that is not a Permitted Jurisdiction, the extension of credit to such Surviving Borrower will contravene any law, rule or regulation applicable to such Lender or (y) in the good faith judgment of such Lender, that the standards set forth in clause (D)(ii) and (D)(iii) above are not satisfied, then such Successor Borrower Transaction shall be prohibited hereunder until such time that the Borrower replaces each such Objecting Lender with one or more replacement Lenders pursuant to Section 2.18(c).

“Supplemental Agent” as defined in Section 9.1(c).

“Surviving Borrower” as defined in the definition of “Successor Borrower Transaction”.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Swedish Companies Act” means the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)).

“Swedish Guarantor” means any Guarantor incorporated in Sweden.

“Swedish Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Swedish Transaction Security” means any Lien granted or created (or purported to be granted or created) under a Swedish Security Agreement.

“Swiss Accessory Security Agreements” as defined in Section 9.1(d).

“Swiss Guarantor” as defined in Section 7.16.

“Swiss Security Agreements” has the meaning set forth in Schedule I to the Collateral Trust Agreement.

“Swiss Withholding Tax” means the tax imposed based on the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer).

“Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding (together with interest, penalties and other additions thereto) of any nature and whatever called imposed, levied, collected, withheld or assessed by any Governmental Authority.

“Term Loan” means an Initial Term Loan, an Incremental Term Loan, a Refinancing Term Loan or Extended Term Loan as the context may require.

“Term Loan Commitment” means the amount of Initial Term Loans held by each Initial Term Lender as set forth on Schedule A-1, the Incremental Term Commitment or the Refinancing Term Commitment of a Lender, and “Term Loan Commitments” means such commitments of all Lenders.

“Term Loan Extension Request” as defined in Section 2.22(a).

“Term Loan Extension Series” as defined in Section 2.22(a).

“Term Loan Increase” as defined in Section 2.20(a).

“Term Loan Lender” means at any time, a Lender that has a Term Loan Commitment or holds a Term Loan, in each case, at such time.

“Test Period” means, at any date of determination, the most recently completed four consecutive fiscal quarters of the Borrower ending on or prior to such date for which financial statements have been or are required to be delivered pursuant to Section 5.4.

“Total Net Leverage Ratio” means, as of any date of determination, the ratio of (i) the aggregate principal amount of Consolidated Total Debt determined on a Pro Forma Basis as of the last day of the fiscal quarter for which internal financial statements are available (net of unrestricted cash and Cash Equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount, except the proceeds of Indebtedness that is incurred for which the Total Net Leverage Ratio is to be calculated and the proceeds of other Indebtedness incurred substantially contemporaneously therewith) to (ii) Consolidated Adjusted EBITDA for the trailing four Fiscal Quarter period ending on the most recent Fiscal Quarter for which financial statements are available, which may include internal financial statements prepared in good faith by the Borrower.

“Transactions” means, collectively, (a) the consummation of the transactions contemplated by the Recapitalization Transaction, (b) the execution, delivery and performance by the Credit Parties of the Credit Documents and (c) the execution, delivery and performance by the Credit Parties of the documentation in connection with the 8.00% New Senior Secured Notes and the performance of obligations contemplated by the 8.00% Senior Secured Notes Indenture.

“Trust Beneficiary” as defined in Section 1.12.

“TSD” as defined in Section 4.16.

“Type of Loan” means, a Base Rate Loan or a Eurocurrency Rate Loan.

“UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect from time to time in any applicable jurisdiction.

“UKBA” means the United Kingdom Bribery Act of 2010.

“U.K. Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of England and Wales.

“Unrestricted Subsidiary” means (a) any subsidiary of the Borrower identified on Schedule 1.1(c), (b) any additional subsidiary of the Borrower that is designated by the Borrower as an Unrestricted Subsidiary hereunder by written notice to the Administrative Agent; provided that the Borrower shall only be permitted to so designate a new Unrestricted Subsidiary so long as (i) no Default or Event of Default has occurred and is continuing or would result therefrom, (ii) such subsidiary comprises no more than 5% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation, (iii) after giving effect to such designation, all Unrestricted Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation, (iv) such subsidiary is not an Additional Borrower and (v) such subsidiary does not hold any Intellectual Property which is material to the business of the Borrower and its Restricted Subsidiaries, taken as a whole (it being understood that an Unrestricted Subsidiary may subsequently develop Intellectual Property or purchase material Intellectual Property from a third party); provided further that such designation shall constitute an Investment by the Borrower therein at the date of designation in an amount equal to the portion of the fair market value of the net assets of such subsidiary attributable to the Borrower’s equity interest therein (and such designation shall only be permitted to the extent such Investment is permitted under Section 6.3), and (c) any subsidiary of an Unrestricted Subsidiary.  The Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary for purposes of this Agreement (each, a “Subsidiary Redesignation”); provided that (i) no Default or Event of Default has occurred and is continuing or would result therefrom, (ii) the Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by an Authorized Officer of the Borrower, certifying to the best of such officer’s knowledge, compliance with the requirements of preceding clause (i), and (iii) if immediately after giving effect to such designation the Borrower would be in Pro Forma compliance with the calculations included in Sections 6.1, 6.2 and 6.3 that pertain to such Unrestricted Subsidiary; provided, further, that no Credit Party may be designated as an Unrestricted Subsidiary (unless such Credit Party ceases to be a Credit Party in accordance with the terms hereof in connection with such designation); provided that in no event shall MIPCo constitute an Unrestricted Subsidiary.

“Upstream or Cross-Stream Secured Obligations” as defined in Section 7.16(a).

“U.S.” or “United States” means the United States of America.

“U.S. Borrower” is a Borrower that is organized within the United States, any State thereof or the District of Columbia that is not a disregarded entity for U.S. Tax purposes.

“Voting Common Shares” means the equity interests of the Borrower that are entitled to vote in the election of the Board of Directors and for the avoidance of doubt, means as of the date hereof the Limited Voting Shares (as defined in the Borrower's articles (as amended and in effect on the date hereof)).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal (excluding nominal amortization), including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest 1/12) that will elapse between such date and the making of such payment by (b) the then outstanding principal amount of such Indebtedness.

1.2           Accounting Terms.  (a)  Except as otherwise expressly provided herein, all financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with IFRS and all terms of an accounting or financial nature that are used in the computation of any covenant (including the computation of any financial covenant) set forth in any Credit Document shall be construed and interpreted in accordance with IFRS; provided that, in the event of any change in IFRS or the application thereof, or any conversion from IFRS to GAAP, in each case, from that applied in the preparation of the financial statements most recently delivered on or prior to the Closing Date that would affect the computation of any financial covenant, ratio, accounting definition or requirement set forth in this Agreement or any other Credit Document, if the Borrower or the Requisite Lenders shall so request, the Administrative Agent, the Requisite Lenders and the Borrower shall negotiate in good faith, each acting reasonably (and without the requirement of any fee), to amend such financial covenant, ratio, accounting definition or requirement to preserve the original intent thereof in light of such change in IFRS or the application thereof or conversion to GAAP; provided, further, that, until so amended as provided in the preceding proviso, (a) such financial covenant, ratio, accounting definition or requirement shall continue to be computed in accordance with IFRS or the application thereof without regard to such change or conversion therein, and (b) the Borrower shall furnish to the Administrative Agent and the Lenders the financial statements required under this Agreement, and a reconciliation between such financial statements and the calculations of such financial covenant, ratio, accounting definition or requirement made before and after giving effect to such change in IFRS or conversion to GAAP; provided that (i) no amendment fee shall be payable in connection therewith and (ii) all amendments relating to the Total Net Leverage Ratio and Senior Secured Net Leverage Ratio shall be subject to the prior written consent of the Requisite Lenders (such consent not to be unreasonably withheld or delayed).  Notwithstanding any other provision contained herein, (x) each financial covenant, ratio, accounting definition or requirement used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under IFRS to value any Indebtedness or other liabilities of the Borrower or any subsidiary at “fair value,” as defined therein and (y) Capital Lease Obligations shall be excluded for purposes of (1) calculating Consolidated Interest Expense, Consolidated Total Debt and Indebtedness and (2) any restriction, basket, covenant or carve-out, in each case, to the extent such Capital Lease Obligations would have been characterized as operating leases in accordance with IFRS as of the Closing Date, shall instead be treated as operating leases.

1.3           Interpretation, Etc..  Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference.  References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided.  The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter.  The terms lease and license shall include sub-lease, charter (including related to corporate aircraft leases) and sub-license, as applicable.  Unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.  Any definition of or reference to any Credit Document, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (subject to any restrictions on such amendments, supplements or modifications set forth herein).

1.4           [Reserved].

1.5           Currency Translation.  For purposes of this Agreement and the other Credit Documents, where the permissibility of a transaction or determinations of required actions or circumstances depend upon compliance with, or are determined by reference to, amounts stated in Dollars, any requisite currency translation shall be based on the rate of exchange between the applicable currency and Dollars (as quoted by a known dealer in such currency reasonably acceptable to the Borrower and the Administrative Agent) in effect on the Business Day immediately preceding the date of such transaction (except for such other time periods as provided for in Section 6.1) or determination and shall not be affected by subsequent fluctuations in exchange rates.  “Dollar Equivalent” means, at any time, with respect to any amount denominated in any currency other than Dollars, the equivalent amount thereof in Dollars, as determined by the Administrative Agent at the rate at which such currency may be exchanged into Dollars, as set forth at approximately 12:00 noon (New York time) on such day on the Reuters Fedspot page for such currency; provided that in the event that such rate does not appear on any Reuters page, the Dollar Equivalent shall be determined by the Administrative Agent to be the spot rate obtained by the Administrative Agent from another major financial institution reasonably designated by the Administrative Agent and, unless an Event of Default has occurred and is continuing, in consultation with the Borrower.

1.6           Elections.  To the extent that any provision hereof requires (x) compliance with any financial ratio or test, including the Senior Secured Net Leverage Ratio and the Total Net Leverage Ratio, (y) the absence of any Default or Event of Default (or any type of Default or Event of Default) (other than, for the avoidance of doubt, the absence of any Specified Events of Default to the extent such is required by Section 2.20(d)(i)(A)) or (z) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets as a condition to (1) the consummation of any transaction in connection with any Limited Condition Transaction or (2) the incurrence of any Indebtedness (and any Liens related thereto) incurred to finance, or in connection with, such Limited Condition Transaction, the determination of whether the relevant condition is satisfied may be made, at the election of the Borrower:  (A) in the case of any Limited Condition Transaction, either (I) at the time of the execution of the definitive agreement with respect to the relevant acquisition or investment (the Borrower’s election to exercise the option pursuant to this clause (A)(I) in connection with such Limited Condition Transaction, an “LCT Election”) or (II) at the time of the consummation of the relevant acquisition or investment, in either case after giving effect to the acquisition and any related Indebtedness and Liens on a Pro Forma Basis or (B) in the case of any Indebtedness (or any Liens related thereto) incurred to finance or in connection with such Limited Condition Transaction, either (I) at the time of entry into the commitment for such Indebtedness (provided that such election shall be required to have been made if the election under (A)(I) has been made) or (II) at the time of the incurrence of such Indebtedness or Liens (provided that such election shall be required to have been made if the election under (A)(II) has been made), in either case after giving effect to the relevant Indebtedness, Liens and any related acquisition on a Pro Forma Basis.  For the avoidance of doubt, if the Borrower has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the date the definitive agreements for the Limited Condition Transaction are entered into (such date, the “LCT Test Date”) would have failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated Adjusted EBITDA or Consolidated Total Assets of the Borrower or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the relevant transaction or action, such baskets, tests or ratios will not be deemed to have failed to have been complied with as a result of such fluctuations.  If the Borrower has made an LCT Election for any Limited Condition Transaction, then in connection with any calculation of any ratio, test or basket availability with respect to the incurrence of Indebtedness or Liens, the making of Restricted Payments, the making of any Investment, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of the Borrower, the prepayment, redemption, purchase, defeasance or other satisfaction of Indebtedness, or the designation of an Unrestricted Subsidiary (each, a “Subsequent Transaction”) following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or irrevocable notice for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, for purposes of determining whether such Subsequent Transaction is permitted under this Agreement, any such ratio, test or basket shall be required to be satisfied (i) on a Pro Forma Basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have been consummated and (ii) assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have not been consummated.

1.7           Québec Matters.  For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property,” (b) “real property” or “real estate” shall include “immovable property,” (c) “tangible property” shall include “corporeal property,” (d) “intangible property” shall include “incorporeal property,” (e) “security interest,” “mortgage” and “lien” shall include a “hypothec,” “right of retention,” “prior claim” and a “resolutory clause”, as applicable, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” lien or security interest shall include a reference to an “opposable” or “set up” hypothec as against third parties, (h) any “right of offset,” “right of setoff” or similar expression shall include a “right of compensation,” (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary,” (k) “construction liens” shall include “legal hypothecs,” (l) “joint and several” shall include “solidary,” (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault,” (n) “beneficial ownership” shall include “ownership,” (o) “easement” shall include “servitude,” (p) “priority” shall include “prior claim” or “rank,” as applicable, (q) “survey” shall include “certificate of location and plan,” (r) “state” shall include “province,” (s) “fee simple title” shall include “absolute ownership,” (t) “accounts” shall include “claims,” (u) “leasehold interest” shall be deemed to be “rights resulting from a lease” and (v) “lease” shall include a “contract of leasing (crédit-bail).”  The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only.  Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

1.8           Luxembourg Terms.  (a)  In this Agreement, where it relates to company incorporated under the laws of Luxembourg or a security governed by Luxembourg law, a reference to:  a winding-up, administration, liquidation, insolvency or dissolution includes, without limitation, bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally;

(a)           a receiver, administrative receiver, administrator, liquidator, compulsory manager or the like includes, without limitation, a juge délégué, commissaire, juge-commissaire, liquidateur or curateur;

(b)           a security interest includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention and any type of real security or agreement or arrangement having a similar effect including any transfer of title by way of security;

(c)           a guarantee means, so far as a guarantee is given by a Credit Party incorporated under the laws of Luxembourg under this Agreement, a first demand independent, autonomous and abstract guarantee, which does not, and is not intended to, constitute a suretyship (cautionnement) in the sense of articles 2011 et seq of the Luxembourg civil code; and

(d)          a person being unable or admitting inability to pay its debts includes that person being in a state of cessation of payments (cessation de paiements).

1.9           Dutch Terms.  In this Agreement, where it relates to a Dutch Domiciled Credit Party, or Dutch security, a reference to:

(a)           a necessary action to authorize where applicable, includes without limitation:
(i)             any action required to comply with the Works Councils Act of the Netherlands (Wet op de ondernemingsraden); and

(ii)            obtaining an unconditional positive advice (advies) from the competent works council(s) if a positive advice is required pursuant to the Dutch Works Councils Act (Wet op de ondernemingsraden);

(b)          gross negligence means grove schuld;

(c)           negligence means schuld;

(d)           a security interest includes any right of mortgage (hypotheek), right of pledge (pandrecht), retention of title (eigendomsvoorbehoud), right of retention (retentierecht), right of reclamation (recht van reclame), and, in general, any limited right (beperkt recht), created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(e)           wilful misconduct means opzet;

(f)           a winding-up, administration or dissolution (and any of those terms) includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

(g)          a moratorium includes a Dutch entity being granted a suspension of payments (surseance van betaling);

(h)          any step or procedure taken in connection with insolvency proceedings includes a Dutch entity having filed a notice under Section 36 of the Dutch Tax Collection Act (Invorderingswet 1990) or Section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

(i)            an administrative receiver or receiver includes a curator and a beoogd curator or stille bewindvoerder;

(j)            an administrator includes a bewindvoerder and a beoogd curator or stille bewindvoerder;

(k)           an attachment includes a beslag;

(l)            a merger includes a juridische fusie;

(m)          a demerger includes a juridische splitsing; and

(n)           financial assistance means any action or contemplated action prohibited under section 2:98(c) of the Dutch Civil Code.

1.10         Jersey Terms.  In this Agreement, where it relates to a company incorporated under the laws of Jersey or a security governed by Jersey law, a reference to:

(a)           a “winding up”, “administration” or “dissolution” includes, without limitation, “bankruptcy” (as that term is interpreted pursuant to Article 8 of the Interpretation (Jersey) Law 1954), a compromise or arrangement of the type referred to in Article 125 of the Companies (Jersey) Law 1991, any procedure or process referred to in Part 21 of the Companies (Jersey) Law 1991, and any other similar proceedings affecting the rights of creditors generally under Jersey law, and shall be construed so as to include any equivalent or analogous proceedings;

(b)          a “receiver”, “administrative receiver”, “administrator” or the like includes without limitation, the Viscount of the Royal Court of Jersey, Autorisés or any other person performing the same function of each of the foregoing; and

(c)           “security” or a “security interest” includes, without limitation, any hypothèque whether conventional, judicial or arising by operation of law and any security interest created pursuant to the Security Interests (Jersey) Law 1983 or Security Interests (Jersey) Law 2012 and any related legislation.

1.11        Swedish Terms.

(a)           In this Agreement, unless the contrary intention appears, a reference to:

i.
a “composition” or “arrangement with any creditor” includes any write-down of debt (Sw. ackord) following from any procedure of “företagsrekonstruktion” under the Swedish Company Reorganisation Act (Sw. Lag om företagsrekonstruktion (1996:764)) or “konkurs” under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672));

ii.
a “compulsory manager”, “receiver”, “liquidator” or “administrator” includes a “rekonstruktör” under the Swedish Company Reorganisation Act (Sw. Lag om företagsrekonstruktion (1996:764)), “konkursförvaltare” under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672), or “likvidator” under the Swedish Companies Act;

iii.	a merger includes any “fusion” implemented in accordance with Chapter 23 of the Swedish Companies Act; and

iv.
a “winding-up” or “dissolution” includes a “likvidation” under Chapter 25 of the Swedish Companies Act and a “bankruptcy” includes a “konkurs” under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672).

(b)           Any transfer and/or assignment by an Assignor of all or a portion of its rights and obligations under any Credit Document shall include a transfer or assignment of a proportional interest of the Swedish law governed Collateral together with a proportional interest in the Swedish Security Agreements.

1.12         Trust Provisions.  If any party to this Agreement that is incorporated in Sweden (or any other jurisdiction which does not recognize the concept of a “trust”) (the “Obligated Party”) is required to hold an amount “in trust” or “as trustee” on behalf of another party (the “Trust Beneficiary”), the Obligated Party shall hold such amount as agent for the Trust Beneficiary and shall promptly pay or transfer the same to the Trust Beneficiary or as the Trust Beneficiary may direct.

1.13         Swiss Terms.  In this Agreement, where it relates to a company incorporated in Switzerland, a reference to a winding-up, administration, liquidation, insolvency or dissolution includes, without limitation, bankruptcy proceedings (Konkurs), any proceedings leading to a provisional or definitive payment moratorium (provisorische or definitive Nachlassstundung), any proceedings leading to an emergency moratorium (Notstundung), or any proceeding for a postponement of bankruptcy pursuant to article 725a of the Swiss Code of Obligations (Konkursaufschub).

1.14         Additional Borrowers.

(a)           Notwithstanding anything in Section 10.8 to the contrary, following the Closing Date, the Borrower may request that one or more of its subsidiaries that is a wholly-owned Restricted Subsidiary be added as an additional borrower (the “Additional Borrower”) by delivering to the Administrative Agent an Additional Borrower Agreement executed by such subsidiary and the Borrower.  Such subsidiary shall for all purposes of this Agreement be a borrower hereunder no earlier than the latest of (i) ten (10) Business Days (or such shorter period as the Administrative Agent may in its discretion agree) after delivery of such Additional Borrower Agreement;  (ii) ten (10) Business Days after receipt by the Lenders and the Administrative Agent of such documentation and other information reasonably requested by the Lenders or the Administrative Agent for purposes of complying with all necessary “know your customer” or other similar checks under all applicable laws and regulations provided that there has been no written objection to the Additional Borrower becoming an additional borrower submitted by any of the Lenders or the Administrative Agent within ten (10) Business Days of the date of receipt of such documentation and other information; and (iii) if the applicable Additional Borrower is organized or incorporated in or under the laws of, or for applicable Tax purposes is resident of or treated as engaged in a trade or business in, any jurisdiction other a jurisdiction in or under the laws of which at least one then-existing Borrower is organized or incorporated as of the date the Additional Borrower Agreement is delivered to the Administrative Agent, the date of the effectiveness of any amendment of this Agreement determined to be reasonably required by the Administrative Agent (after consultation with the Requisite Lenders) and the Borrower, which amendment must be as mutually agreed by the Administrative Agent, the Borrower, such Additional Borrower and the Requisite Lenders (including, without limitation, Section 2.17 and the definition of “Excluded Taxes” and whether a carve out for any “day one” Taxes is appropriate); provided that (w) each Additional Borrower shall also be a Guarantor, (x) as a result of the designation of the Additional Borrower, no Guarantor shall be treated as an Excluded Subsidiary pursuant to clause (d) of such definition, (y) the Administrative Agent shall not have received any notice from any Lender that the extension of credit to such Additional Borrower shall contravene any law, rule or regulation applicable to such Lender and (z) the jurisdiction of organization of the Additional Borrower shall be acceptable to the Administrative Agent and  the Requisite Lenders if it is not a Permitted Jurisdiction.  Any obligations in respect of borrowings by any Additional Borrower under this Agreement will constitute “Obligations” for all purposes of the Credit Documents.  Promptly following receipt of any Additional Borrower Agreement the Administrative Agent shall send a copy thereof to each Lender.

(b)           Each Additional Borrower hereby irrevocably appoints the Borrower as the borrowing agent and attorney-in-fact for the Additional Borrowers, which appointment shall remain in full force and effect unless and until the Administrative Agent shall have received prior written notice signed by all of the Additional Borrowers that such appointment has been revoked and that another Person has been appointed in such capacity. Each Additional Borrower hereby irrevocably appoints and authorizes the Borrower (or its successor) (i) to provide to the Administrative Agent and the Lenders and receive from the Administrative Agent and the Lenders all notices with respect to Loans obtained for the benefit of any Additional Borrower and all other notices and instructions under this Agreement and (ii) to take such action as the Borrower deems appropriate on its behalf to obtain Loans and to exercise such other powers as are reasonably incidental thereto to carry out the purposes of this Agreement.

(c)           The Borrower may from time to time, upon not less than three Business Days’ notice from the Borrower to the Administrative Agent (or such shorter period as may be agreed by the Administrative Agent in its reasonable discretion), terminate an Additional Borrower’s status as such, provided that there are no outstanding Loans payable by such Additional Borrower, or other amounts payable by such Additional Borrower on account of any Loans made to it, as of the effective date of such termination.  The Administrative Agent will promptly notify the Lenders of any such termination of an Additional Borrower’s status.

SECTION 2.         LOANS

2.1           Term Loans.  On the Closing Date, the Initial Term Loans shall be issued by the Borrower to the Lenders.  The Outstanding Amount of each Lender’s Initial Term Loans immediately after giving effect to the Transactions on the Closing Date shall be as set forth on Appendix A-1.

2.2           [Reserved].

2.3           [Reserved].

2.4           Pro Rata Shares; Availability of Funds.

(a)           Pro Rata Shares.  All Loans shall be made, and all participations purchased, by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby nor shall any Term Loan Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby.

(b)           Availability of Funds.  Unless the Administrative Agent shall have been notified by any Lender prior to the applicable Credit Date that such Lender does not intend to make available to the Administrative Agent the amount of such Lender’s Loan requested on such Credit Date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such Credit Date and the Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to a Borrower a corresponding amount on such Credit Date.  If such corresponding amount is not in fact made available to the Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the customary rate set by the Administrative Agent for the correction of errors among banks for three Business Days and thereafter at the Base Rate.  In the event that (i) the Administrative Agent does not make available to the applicable Borrower a requested amount on the applicable Credit Date until such time as all applicable Lenders have made payment to Administrative Agent, (ii) any payment by or on behalf of a Lender hereunder is not made in Same Day Funds prior to the time period specified herein and (iii) such delay causes the Administrative Agent’s failure to fund to such Borrower in accordance with its Funding Notice, such payment shall be deemed a non-conforming payment and such Lender shall not receive interest hereunder with respect to the requested amount of such Lender’s Loans for the period commencing with the time specified in this Agreement for receipt of payment by such Borrower through and including the time of such Borrower’s receipt of the requested amount.  If such Lender does not pay such corresponding amount forthwith upon Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify such Borrower and such Borrower shall immediately pay such corresponding amount to the Administrative Agent together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the rate payable hereunder for Base Rate Loans for such Class of Loans.  Nothing in this Section 2.4(b) shall be deemed to relieve any Lender from its obligation to fulfill its Term Loan Commitments hereunder or to prejudice any rights that such Borrower may have against any Lender as a result of any default by such Lender hereunder.

2.5           Evidence of Debt; Register; Disqualified Persons; Lenders’ Books and Records; Notes.

(a)           Lenders’ Evidence of Debt.  Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations of the Borrowers to such Lender, including the amounts of the Loans made by it and each repayment and prepayment in respect thereof.  Any such recordation shall be conclusive and binding on such Borrower, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect such Borrower’s Obligations in respect of any applicable Loans; and provided further, in the event of any inconsistency between the Register and any Lender’s records, the recordations in the Register shall govern.

(b)           Register.  The Administrative Agent (or its agent or sub-agent appointed by it) shall maintain at its Principal Office a register for the recordation of the names and addresses of Lenders and Loans of each Lender from time to time (the “Register”).  The Administrative Agent shall record, or shall cause to be recorded, in the Register the Loans in accordance with the provisions of Section 10.6, and each repayment or prepayment in respect of the principal amount of the Loans, and any such recordation shall be conclusive and binding on such Borrower and each Lender, absent manifest error; provided, that failure to make any such recordation, or any error in such recordation, shall not affect such Borrower’s Obligations in respect of any Loan.  Each Borrower hereby designates the Administrative Agent to serve as the Borrowers’ non-fiduciary agent solely for purposes of maintaining the Register as provided in this Section 2.5, and each Borrower hereby agrees that, to the extent the Administrative Agent serves in such capacity, the Administrative Agent and its officers, directors, employees, agents, sub-agents and affiliates shall constitute “Indemnitees.”

(c)           Disqualified Persons.  The list of Disqualified Persons will be available to the Lenders upon request to the Administrative Agent.  The parties to this Agreement hereby acknowledge and agree that the Administrative Agent shall not be deemed to be in default under this Agreement or to have any duty or responsibility or to incur any liabilities as a result of a breach of this Section 2.5(c), nor shall the Administrative Agent have any duty, responsibility or liability to monitor or enforce assignments, participations or other actions in respect of Disqualified Persons, or otherwise take (or omit to take) any action with respect thereto.  The parties to this Agreement further acknowledge and agree that, notwithstanding the right of the Borrower to supplement the list of Disqualified Persons pursuant to clause (b) of the definition thereof, in no event shall any such supplement apply retroactively to disqualify any Person or Persons that have previously acquired an assignment or participation interest under this Agreement that is otherwise permitted hereunder; provided that upon the effectiveness of any such supplement, any such Person or Persons shall not be permitted to acquire additional Loans or Commitments hereunder.

(d)           Notes.  If so requested by any Lender by written notice to the applicable Borrower (with a copy to Administrative Agent) at least three Business Days prior to the Closing Date, (or, if such notice is delivered after the Closing Date, promptly after receipt by such Borrower of such notice) such Borrower shall execute and deliver to such Lender (or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.4) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after such Borrower’s receipt of such notice) a Note or Notes to evidence such Lender’s Initial Term Loan; provided that any excise, stamp or similar tax required to be paid by the Borrower or any other Credit Party pursuant to Rule 12B-4 of the Florida Administrative Code (or any successor or replacement provision thereto) as a result of the delivery of such Note shall be for the account of the Lender requesting such Note.

2.6           Interest on Loans.

(a)           Except as otherwise set forth herein, each Class of Loan shall bear interest on the unpaid principal amount thereof from the date made through repayment (whether by acceleration or otherwise) thereof as follows:

(i)            if a Base Rate Loan, at the Base Rate plus the Applicable Margin; or

(ii)           if a Eurocurrency Rate Loan, at the Adjusted LIBOR plus the Applicable Margin

(b)           The basis for determining the rate of interest with respect to any Loan, and the Interest Period with respect to any Eurocurrency Rate Loan shall be selected by the applicable Borrower and notified to the Administrative Agent and Lenders pursuant to the applicable Funding Notice or Conversion/Continuation Notice, as the case may be.

(c)           In connection with Eurocurrency Rate Loans, there shall be initially no more than six (6) Interest Periods plus three (3) Interest Periods in respect of each additional Class of Commitments but in any event no more than an aggregate of twelve (12) Interest Periods outstanding at any time. With respect to the Initial Term Loans borrowed by a Borrower, in the event a Borrower fails to specify between a Base Rate Loan and a Eurocurrency Rate Loan in the applicable Funding Notice or Conversion/Continuation Notice, such Loan, (i) if outstanding as a Eurocurrency Rate Loan denominated in Dollars, will be automatically converted into a Base Rate Loan on the last day of the then-current Interest Period for such Loan, (ii) if outstanding as a Base Rate Loan, will remain as a Base Rate Loan, (iii) if not then outstanding, will be made as a Base Rate Loan or (iv) if denominated in Euros, a Eurocurrency Rate Loan with an Interest Period of one (1) month.  In the event a Borrower fails to specify an Interest Period for any Eurocurrency Rate Loan in the applicable Funding Notice or Conversion/Continuation Notice, such Borrower shall be deemed to have selected an Interest Period of one month.  As soon as practicable after 10:00 a.m. (New York City time) on each Interest Rate Determination Date, the Administrative Agent shall determine (which determination shall, absent manifest error, be final, conclusive and binding upon all parties) the interest rate that shall apply to the Eurocurrency Rate Loans for which an interest rate is then being determined for the applicable Interest Period and shall promptly give notice thereof (in writing or by telephone confirmed in writing) to such Borrower and each Lender.

(d)          All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Base Rate at times when the Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day).  The applicable Base Rate or Adjusted LIBOR shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.  In computing interest on any Loan, the date of the making of such Loan or the first day of an Interest Period applicable to such Loan or, with respect to a Term Loan, the last Interest Payment Date with respect to such Term Loan or, with respect to a Base Rate Loan being converted from a Eurocurrency Rate Loan, the date of conversion of such Eurocurrency Rate Loan to such Base Rate Loan, as the case may be, shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted to a Eurocurrency Rate Loan, the date of conversion of such Base Rate Loan to such Eurocurrency Rate Loan, as the case may be, shall be excluded; provided, if a Loan is repaid on the same day on which it is made, one day’s interest shall be paid on that Loan.

(e)           Except as otherwise set forth herein, interest on each Loan (i) shall accrue on a daily basis and shall be payable in arrears on each Interest Payment Date with respect to interest accrued on and to each such payment date; (ii) shall accrue on a daily basis and shall be payable in arrears upon any prepayment of that Loan, whether voluntary or mandatory, to the extent accrued on the amount being prepaid; and (iii) shall accrue on a daily basis and shall be payable in arrears at maturity of the Loans, including final maturity of the Loans; provided, however, with respect to any voluntary prepayment of a Base Rate Loan, accrued and unpaid interest shall instead be payable on the applicable Interest Payment Date.

(f)            For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360, 365 or 366-day year, as applicable (or any other period that is less than a calendar year), the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366 (or such other period that is less than a calendar year), as applicable.  The rates of interest under this Agreement are nominal rates, and not effective rates or yields.  The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement. The Credit Parties confirm that they fully understand and are able to calculate each rate of interest applicable to the credit facility hereunder based on the methodology for calculating per annum rates provided for in this Agreement.  The Administrative Agent agrees that, if requested in writing by any Borrower, the Administrative Agent shall calculate the nominal and effective per annum rate of interest on any Loan outstanding at any time and provide such information to such Borrower promptly following such request; provided that, any error in any such calculation, or any failure to provide such information on request, shall not relieve any Borrower or any other Credit Party of any of its obligations under this Agreement or any other Credit Document, nor result in any liability to the Administrative Agent or any other Secured Party. The Credit Parties hereby irrevocably agree not to plead or assert, whether by way of defense or otherwise, in any proceeding relating to the Credit Documents, that the interest payable under the Credit Documents and the calculation thereof has not been adequately disclosed to it, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

2.7          Conversion/Continuation.

(a)           Subject to Section 2.15 and so long as no Event of Default shall have occurred and then be continuing.

(i)            The applicable Borrower shall have the option to convert at any time all or any part of any Initial Term Loan, in each case, equal to or greater than $1,000,000 from one Type of Loan to another Type of Loan; provided, a Eurocurrency Rate Loan may only be converted on the expiration of the Interest Period applicable thereto unless such Borrower shall pay all amounts due under Section 2.15 in connection with any such conversion; or

(ii)           The applicable Borrower shall have the option upon the expiration of any Interest Period applicable to any Eurocurrency Rate Loan, to continue all or any portion of such Loan equal to or greater than $1,000,000 as a Eurocurrency Rate Loan;

provided, that, in each case, no such continuation or conversion shall be made in a different currency than the subject Borrowing.

(b)           The applicable Borrower shall deliver a Conversion/Continuation Notice to the Administrative Agent no later than 10:00 a.m. (New York City time) on  the proposed conversion date (in the case of a conversion to a Base Rate Loan), at least three (3) Business Days in advance of the proposed conversion/continuation date (in the case of a conversion to, or a continuation of, a Eurocurrency Rate Loan in Dollars) and in the case of an election to convert to or continue as a Eurocurrency Rate Loan in Euros, four (4) Business Days before the date of the proposed conversion or continuation.  Except as otherwise provided herein, a Conversion/Continuation Notice for conversion to (solely with respect to Initial Term Loans), or continuation of, any Eurocurrency Rate Loans shall be irrevocable on and after 9:00 a.m. (New York City time) on the related Interest Rate Determination Date and such Borrower shall be bound to effect a conversion or continuation in accordance therewith.  If on any day a Loan is outstanding with respect to which a Funding Notice or Conversion/Continuation Notice has not been delivered to the Administrative Agent in accordance with the terms hereof specifying the applicable basis for determining the rate of interest, then for that day such Loan shall be a Base Rate Loan .

2.8           Default Interest.  During the continuance of any Event of Default under Section 8.1(b) or (c), the Borrower shall pay interest on past due amounts owing by it hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable laws; provided that no interest at the Default Rate shall accrue or be payable to a Defaulting Lender so long as such Lender shall be a Defaulting Lender.  Accrued and unpaid interest on such amounts (including interest on past due interest) shall be due and payable upon demand.

2.9           Fees.  The Borrower shall pay to the Administrative Agent and the Collateral Trustee  such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified.  Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever (except as expressly agreed between the Borrower and the Administrative Agent and the Collateral Trustee, as applicable).

2.10         Scheduled Payments.

The Borrower shall repay to the Administrative Agent for the ratable account of the Lenders of the applicable Class (A) on the last Business Day of each March, June, September and December commencing with the last Business Day of the first full fiscal quarter after the Closing Date, an aggregate amount equal to 0.50% of the Amortizing Amount (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.11, 2.12 and 2.13, as applicable) and (B) on the Maturity Date for any Class of the Term Loans, the aggregate principal amount of all Term Loans of such Class outstanding on such date; provided that the amount of any such payment set forth above shall be adjusted to account for the addition of any Extended Term Loan or Incremental Term Loans to contemplate (A) the reduction in the aggregate principal amount of any Term Loans that were converted in connection with the incurrence of any Extended Term Loans, and (B) any increase to payments to the extent and as required pursuant to the terms of any applicable Incremental Amendment involving a Term Loan Increase to the Term Loans or a Refinancing Amendment to the amount of Term Loans or an Extension Amendment increasing the amount of Term Loans.

2.11         Voluntary Prepayments; Call Protection.

(a)           Voluntary Prepayments.

(i)             Any time and from time to time, the Borrowers may prepay any Loans on any Business Day in whole or in part without premium or penalty (subject to Section 2.11(b) below), with any partial prepayment being  in the case of the Term Loans denominated in Dollars, in an aggregate minimum amount of $500,000 and integral multiples of $100,000 in excess of that amount and (2) in the case of Term Loans denominated in Euros, in an aggregate minimum amount of €500,000 and integral multiples of €100,000 in excess of that amount.

(ii)            All such prepayments shall be made:

(1)           upon not less than one (1) Business Day’s prior written or telephonic notice in the case of Base Rate Loans; and

(2)           upon not less than three (3) Business Days’ prior written or telephonic notice in the case of Eurocurrency Rate Loans,

in each case given to the Administrative Agent by 12:00 p.m. (New York City time) on the date required and, if given by telephone, promptly confirmed by delivery of written notice thereof substantially in the form of Exhibit H to the Administrative Agent, (and the Administrative Agent will promptly transmit such original notice for Term Loans by telefacsimile or telephone to each Lender).  Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided, that such notice of prepayment may state that such notice is conditioned on the occurrence or effectiveness of other transactions (including, without limitation, a Change of Control, refinancing transaction or Permitted Acquisition or other Investment), in which case, such notice may be revoked by the Borrower (by written notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.  Voluntary prepayments of any Class of Term Loan permitted hereunder shall be applied to the remaining scheduled installments of principal thereof pursuant to Section 2.10 in a manner determined at the sole discretion of the Borrower and specified in the notice of prepayment, and on a pro rata basis among Classes of Term Loans.  In the event that the Borrower does not specify the order in which to apply prepayments to reduce scheduled installments of principal or as between Classes of Term Loans, the Borrower shall be deemed to have elected that such prepayment be applied to reduce the scheduled installments of principal in direct order of maturity on a pro rata basis among Classes of Term Loan.

(b)           Term Loan Call Protection.  Notwithstanding the foregoing, in the event that, on or prior to the date which is twelve (12) months after the Closing Date, the Borrower (x) prepays, refinances, substitutes or replaces any Initial Term Loans pursuant to a Repricing Transaction, or (y) effects any amendment of this Agreement resulting in a Repricing Transaction, the Borrower shall pay to the Administrative Agent, for the ratable account of each of the applicable Term Loan Lenders, (I) in the case of clause (x), a prepayment premium of 1.00% of the aggregate principal amount of the Initial Term Loans so prepaid, refinanced, substituted or replaced and (II) in the case of clause (y), a fee equal to 1.00% of the aggregate principal amount of the applicable Initial Term Loans outstanding immediately prior to such amendment.  Such amounts shall be due and payable on the date of effectiveness of such Repricing Transaction; provided that, for the avoidance of doubt, the Borrower shall not be subject to the requirements of this Section 2.11 with respect to any Repricing Transaction occurring after the twelve (12) month anniversary of the Closing Date.

2.12         Mandatory Prepayments.

(a)           Asset Sales; Casualty Events; Debt.  The Borrower shall apply all Net Cash Proceeds to prepay Term Loans:

(i)             within five (5) Business Days following actual receipt of the Net Cash Proceeds from an Asset Sale (other than (x) a sale of the North American Assets or (y) a Material Disposition) or the Net Cash Proceeds from a Casualty Event (unless the Borrower shall have delivered a Reinvestment Notice on or prior to such fifth Business Day); provided that notwithstanding the foregoing, (A) on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied to prepay Term Loans (together with accrued interest thereon); (B) the Borrower shall only be required to make a mandatory prepayment with the Net Cash Proceeds of any Asset Sale or Casualty Event pursuant to this Section 2.12(a)(i) if the aggregate Net Cash Proceeds in any Fiscal Year in respect of all Asset Sales (other than (x) a sale of the North American Assets or (y) a Material Disposition) or all Casualty Events, respectively, exceeds $25,000,000 and the Borrower shall not be required to apply such Net Cash Proceeds that are Below Threshold Asset Sale Proceeds to prepay Term Loans; and (C) to the extent such aggregate Net Cash Proceeds of any Asset Sale or Casualty Event pursuant to this Section 2.12(a)(i) do not exceed $25,000,000 in any Fiscal Year, then the Borrower and its Restricted Subsidiaries shall be entitled to retain any such Net Cash Proceeds, with no prepayment obligation, and use such Net Cash Proceeds for any purposes not prohibited under this Agreement;

(ii)            within five (5) Business Days following actual receipt of the Net Cash Proceeds from (x) any Asset Sale of the North American Assets or (y) a Material Disposition (unless the Borrower shall have delivered a Reinvestment Notice on or prior to such fifth Business Day stating that the Borrower or any Restricted Subsidiary intends and expects to use up to 50% of the amount of such Net Cash Proceeds for a Permitted Reinvestment, in which case only the amount which is not intended to be used for a Permitted Reinvestment shall be applied to prepay Term Loans); provided that notwithstanding the foregoing, (A) on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied to prepay Term Loans (together with accrued interest thereon) and (B) the Borrower shall only be required to make a mandatory prepayment with the Net Cash Proceeds pursuant to this this Section 2.12(a)(ii) if the Net Cash Proceeds received in respect of an individual transaction (or series of related transactions) exceeds $5,000,000 and (C) to the extent such Net Cash Proceeds of any Asset Sale pursuant to this Section 2.12(a)(ii) do not exceed $5,000,000, then the Borrower and its Restricted Subsidiaries shall be entitled to retain any such Net Cash Proceeds, with no prepayment obligation, and use such Net Cash Proceeds for any purposes not prohibited under this Agreement; provided that, for the avoidance of doubt, it is understood that if such proceeds exceed $5,000,000 in a single transaction, then the entire amount shall be subject to the prepayment requirements herein; and

(iii)           within five (5) Business Days following receipt of Net Cash Proceeds from the incurrence, issuance or sale by the Borrower or any Restricted Subsidiary of any Indebtedness (other than Excluded Indebtedness).

provided, in the case of each of (i) (ii) and (iii) above, if at the time that any such prepayment would be required, the Borrower shall be required to, or to offer to, repurchase or redeem or repay or prepay any Refinancing Term Loans or any Indebtedness secured on a pari passu basis with or senior to the Obligations pursuant to the terms of the documentation governing such Indebtedness with the Net Cash Proceeds of such Asset Sale, Casualty Event, sale or disposition or incurrence, issuance or sale of Indebtedness (such Indebtedness required to be offered to be so repurchased, “Other Applicable Indebtedness”), then the Borrower (or any Restricted Subsidiary) may apply such Net Cash Proceeds on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Term Loans and Other Applicable Indebtedness at such time); provided, that if no Term Loans subject to such mandatory prepayment requirement are outstanding or will be outstanding after the application of such prepayment, then the Borrower may apply all such Net Cash Proceeds after the repayment of such Term Loans to repay the Other Applicable Indebtedness; provided, further, that the portion of such Net Cash Proceeds allocated to the Other Applicable Indebtedness shall not exceed the amount of such Net Cash Proceeds required to be allocated to the Other Applicable Indebtedness pursuant to the terms thereof, and the remaining amount, if any, of such Net Cash Proceeds shall be allocated to the Term Loans (in accordance with the terms hereof); provided, further, that to the extent the holders of Other Applicable Indebtedness decline to have such Indebtedness repurchased or repaid with such Net Cash Proceeds, the declined amount of such Net Cash Proceeds shall promptly (and in any event within ten (10) Business Days after the date of such rejection) be applied to prepay the Term Loans in accordance with the terms hereof (to the extent such Net Cash Proceeds would otherwise have been required to be so applied if such Other Applicable Indebtedness was not then outstanding).

(b)           [Reserved].

(c)           [Reserved].

(d)           [Reserved].

(e)            Declining Lender.  Notwithstanding anything in this Section 2.12 to the contrary, any Lender may elect, by written notice to the Administrative Agent at least one Business Day prior to the required prepayment date, to decline all (but not a portion) of any mandatory prepayment of its Loans pursuant to this Section 2.12 (provided that with respect to clause (a)(iii) above, solely to the extent the relevant prepayment does not represent a refinancing of the Term Loans), in which case the aggregate amount of the mandatory prepayment that would have been applied to prepay Loans but was so declined shall be applied as required under the terms of any permitted Indebtedness of the Borrower or its Restricted Subsidiaries and may otherwise be retained by the Borrower and shall increase the Cumulative Credit.  If a Lender fails to deliver a notice of election declining receipt of its applicable percentage of such mandatory prepayment to the Administrative Agent within the time frame specified above, any such failure will be deemed to constitute an acceptance of such Lender’s Loans.

(f)            [Reserved].

(g)           Other Foreign Entities.  Notwithstanding the foregoing, to the extent that any Net Cash Proceeds in respect of any Asset Sale or Casualty Event attributable to a Foreign Subsidiary that is required to be applied to prepay the Term Loans pursuant to Sections 2.12(a)(i) or (ii), (i) would be prohibited or restricted under applicable local law (including, without limitation, as a result of laws or regulations relating to financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intragroup and fiduciary and statutory duties of directors of relevant subsidiaries) or (ii) would result in material adverse tax consequences as determined in good faith by the Borrower (which shall be conclusively evidenced by a certificate of the Borrower) in consultation with the Administrative Agent (including, without limitation, as a result of any withholding tax) if such amount were repatriated to the Borrower as a dividend or (iii) in the case of any prepayment attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case if the amount subject to the relevant prepayment were upstreamed or transferred to the Borrower as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) of this clause (g), a “Restricted Amount”), the amount of the relevant prepayment shall be reduced by the Restricted Amount; provided that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Borrower shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Borrower and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant prepayment, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Borrower for application to the Term Loans as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no prepayment shall be required in respect thereof; provided that in no event shall any Restricted Amount be used to increase the Cumulative Credit.

(h)           Order of Payments.  Except as may be otherwise set forth with respect to Loans incurred in connection with any Refinancing Amendment, Term Loan Extension Request, or any Incremental Amendment, (i) each prepayment of Term Loans pursuant to this Section 2.12 shall be applied ratably to each Class of Term Loans then outstanding, except that the Borrower may direct that any proceeds of Refinancing Term Loans or Refinancing Equivalent Debt shall be applied to the Class or Classes of Term Loans being refinanced as selected by the Borrower (provided that any Class of Incremental Term Loans, Refinancing Term Loans or Extended Term Loans may specify that one or more other Classes of Term Loans may be prepaid prior to such Class of Incremental Term Loans, Refinancing Term Loans or Extended Term Loans); (ii) with respect to each Class of Term Loans, each prepayment pursuant to this Section 2.12 shall be applied as directed by the Borrower (or in the absence of direction from the Borrower, ratably to remaining installments of Term Loans and (iii) each such prepayment shall be paid to the Lenders of each Class of Term Loans in accordance with their respective Pro Rata Shares of such prepayment.

(i)            Break-Funding Savings Clause.  Notwithstanding any of the other provisions of this Section 2.12, so long as no Event of Default shall have occurred and be continuing, if any prepayment of Eurocurrency Rate Loans is required to be made under this Section 2.12, prior to the last day of the Interest Period therefor, in lieu of making any payment pursuant to this Section 2.12 in respect of any such Eurocurrency Rate Loan prior to the last day of the Interest Period therefor, the applicable Borrower may, in its sole discretion, deposit an amount sufficient to make any such prepayment otherwise required to be made thereunder together with accrued interest to the last day of such Interest Period into a Cash Collateral Account until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from such Borrower or any other Credit Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.12.  Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent shall also be authorized (without any further action by or notice to or from such Borrower or any other Credit Party) to apply such amount to the prepayment of the outstanding Loans in accordance with the relevant provisions of Section 8.1.  Such deposit shall be deemed to be a prepayment of such Loans by such Borrower for all purposes under this Agreement.

(j)            Prepayment Certificate.  Concurrently with any prepayment of the Loans pursuant to Section 2.12(a), the applicable Borrower shall deliver to the Administrative Agent a certificate of an Authorized Officer demonstrating the calculation of the amount of the applicable Net Cash Proceeds.  In the event that such Borrower shall subsequently determine that the actual amount of Net Cash Proceeds received exceeded the amount set forth in such certificate, the such Borrower shall promptly make an additional prepayment of the Loans in an amount equal to such excess in accordance with Section 2.12(a), and such Borrower shall concurrently therewith deliver to the Administrative Agent a certificate of an Authorized Officer demonstrating the derivation of such excess.

2.13         General Provisions Regarding Payments.

(a)           All payments by a Borrower of principal, interest, fees and other Obligations shall be made in the currency specified therefor, and if not so specified, in Dollars in Same Day Funds, without defense, recoupment, setoff or counterclaim, free of any restriction or condition, and delivered to the Administrative Agent not later than, 12:00 p.m. (New York City time) on the date due at the Principal Office of the Administrative Agent for the account of Lenders; for purposes of computing interest and fees, funds received by the Administrative Agent after that time on such due date shall be deemed to have been paid by such Borrower on the next succeeding Business Day.

(b)           All payments in respect of the principal amount of any Loan shall be accompanied by payment of accrued interest on the principal amount being repaid or prepaid, and all such payments (and, in any event, any payments in respect of any Loan on a date when interest is due and payable with respect to such Loan) shall be applied to the payment of interest then due and payable before application to principal.

(c)           The Administrative Agent (or its agent or sub-agent appointed by it) shall promptly distribute to each Lender at such address as such Lender shall indicate in writing, such Lender’s applicable share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due thereto, including all fees payable with respect thereto, to the extent received by the Administrative Agent.

(d)           Notwithstanding the foregoing provisions hereof, if any Conversion/Continuation Notice is withdrawn as to any Lender requesting compensation pursuant to Section 2.16(b), the Administrative Agent shall give effect thereto in apportioning payments received thereafter.

(e)           Whenever any payment to be made hereunder with respect to any Loan shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day.

(f)            The Administrative Agent shall deem any payment by or on behalf of a Borrower hereunder that is not made in Same Day Funds prior to 12:00 p.m. (New York City time) for any payments in Dollars to be a non-conforming payment.  Any such payment shall not be deemed to have been received by the Administrative Agent until the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day.  The Administrative Agent shall give prompt telephonic notice to the applicable Borrower and each applicable Lender (confirmed in writing) if any payment is non-conforming.  Any non-conforming payment may constitute or become a Default or Event of Default in accordance with the terms of Section 8.1(a).  Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding applicable Business Day) at the rate determined pursuant to Section 2.6 from the date such amount was due and payable until the date such amount is paid in full.

(g)           If an Event of Default shall have occurred and not otherwise been waived, and the maturity of the Obligations shall have been accelerated pursuant to Section 8.1 or pursuant to any sale of, any collection from, or other realization upon all or any part of the Collateral, all payments or proceeds received by the Administrative Agent or the Collateral Trustee in respect of any of the Obligations, shall be applied in accordance with the application arrangements described in Section 4.02 of the Pledge and Security Agreement.

2.14         Ratable Sharing.  Lenders hereby agree among themselves that, except as otherwise expressly provided in this Agreement or the Collateral Documents with respect to amounts realized from the exercise of rights with respect to Liens on the Collateral, if any of them shall, whether by voluntary or mandatory payment (other than a voluntary or mandatory prepayment of Loans made and applied in accordance with the terms hereof), through the exercise of any right of set-off or banker’s lien, by counterclaim or cross action or by the enforcement of any right under the Credit Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under the Bankruptcy Code, receive payment or reduction of a proportion of the aggregate amount of principal, interest, amounts payable in respect of, fees and other amounts then due and owing to such Lender hereunder or under the other Credit Documents (collectively, the “Aggregate Amounts Due” to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (a) notify the Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders in proportion to the Aggregate Amounts Due to them; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of the Borrowers or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest.  The Borrowers expressly consent to the foregoing arrangement and agree that any holder of a participation so purchased may exercise any and all rights of banker’s lien, consolidation, set-off or counterclaim with respect to any and all monies owing by the Borrowers to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder.  The provisions of this Section 2.14 shall not be construed to apply to (a) any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (b) any payment obtained by any Lender as consideration for the assignment or sale of a participation in any of its Loans or other Obligations owed to it.

2.15         Making or Maintaining Eurocurrency Rate Loans.

(a)           Inability to Determine Applicable Interest Rate.

(i)            (I) If prior to the commencement of any Interest Period for a Eurocurrency Rate Loan:

(ii)            the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBOR for such Interest Period; or

(iii)           the Administrative Agent is advised by the Requisite Lenders that the Adjusted LIBOR for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining such Loans included for such Interest Period (each of clause (a) and (b), a “Market Disruption Event”);

then the Administrative Agent shall give notice thereof to the applicable Borrower and the applicable Lenders by telephone, facsimile transmission or PDF attachment to an e-mail as promptly as practicable thereafter and, until the Administrative Agent notifies such Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, any Funding Notice that requests the conversion of any applicable Loan to, or continuation of any such Loan as, a Eurocurrency Rate Loan may be revoked by such Borrower or, failing revocation, shall be ineffective and such Eurocurrency Rate Loan shall be converted to (x) in the case of any Dollar-denominated Borrowing, a Base Rate Loan in Dollars or (y) in the case of a Euro-denominated Borrowing, a Borrowing in Euros bearing interest at an alternative rate to be determined by Administrative Agent in consultation with the Borrower and the Requisite Class Lenders, in each case on the last day of the Interest Period applicable thereto.  During any period in which a Market Disruption Event is in effect, such Borrower may request that the Administrative Agent or the Requisite Lenders, as applicable, to confirm that the circumstances giving rise to the Market Disruption Event continue to be in effect; provided that (A) such Borrower shall not be permitted to submit any such request more than once in any 30-day period and (B) nothing contained in this Section 2.15 or the failure to provide confirmation of the continued effectiveness of such Market Disruption Event shall in any way affect the Administrative Agent’s or Requisite Lenders’ right to provide any additional notices of a Market Disruption Event as provided in this Section 2.15.  If the Administrative Agent or Requisite Lenders, as applicable, have not confirmed within 10 Business Days after request of such report from such Borrower that a Market Disruption Event has occurred, then such Market Disruption Event shall be deemed to be no longer existing.

(II)  If a Market Disruption Event occurs and the Administrative Agent or the Borrower so require, the Administrative Agent and the Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest. Any alternative basis agreed pursuant to the immediately preceding sentence shall, with the prior consent of all the Lenders and the Borrower, be binding on all parties. If no agreement is reached pursuant to this clause (II), the rate provided for in clause (x) and (y), as applicable, in the preceding paragraph above shall apply for the entire Interest Period.

(b)           Illegality.  If any Lender reasonably determines that any Change in Law has made it unlawful, or if any Governmental Authority has asserted after the Closing Date that it is unlawful, for any Lender or its applicable lending office to make or maintain any Eurocurrency Rate Loans, then, upon notice thereof by such Lender to the applicable Borrower through the Administrative Agent, any obligations of such Lender to make or continue Eurocurrency Rate Loans or to convert Base Rate Loans to Eurocurrency Rate Loans shall be suspended until such Lender notifies the Administrative Agent and such Borrower that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, such Borrower shall upon demand from such Lender (with a copy to the Administrative Agent), either convert all Borrowings of such Lender to (x) in the case of Dollar-denominated Borrowings, Base Rate Loans in Dollars, or (y) in the case of Euro-denominated Borrowings, to the extent the Borrower and such affected Lender agree, convert such Loans to Loans bearing interest at an alternative rate mutually acceptable to the Borrower and such affected Lender, in each case, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Term Loans.  Upon any such conversion, such Borrower shall also pay accrued interest on the amount so converted.

(c)           Compensation for Breakage or Non-Commencement of Interest Periods.  In the event of (a) the payment of any principal of any Eurocurrency Rate Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurocurrency Rate Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurocurrency Rate Loan on the date specified in any notice delivered pursuant hereto or (d) the assignment of any Eurocurrency Rate Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the applicable Borrower pursuant to Section 2.18, then, in any such event, such Borrower shall compensate each Lender for the loss, cost and expense attributable to such event.  Such loss, cost or expense to any Lender shall be deemed to be the amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBOR that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue a Eurocurrency Rate Loan for the period that would have been the Interest Period for such Loan) over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for deposits in the applicable currency of a comparable amount and period from other banks in the eurocurrency market.  A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.15 and the basis therefor and setting forth in reasonable detail the manner in which such amount or amounts was determined shall be delivered to such Borrower and shall be conclusive absent manifest error.  The applicable Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

2.16        Increased Costs; Capital Adequacy.

(a)            If any Change in Law shall:

(i)             impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in Adjusted LIBOR);

(ii)            subject the Administrative Agent or any Lender to any Taxes (other than Indemnified Taxes, Excluded Taxes or Other Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)           impose on any Lender or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender, including as a result of any Successor Borrower Transaction;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by such Lender (whether of principal, interest or otherwise), then the applicable Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b)           If any Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy or liquidity), then from time to time the applicable Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.  Notwithstanding any other provision herein, no Lender shall demand compensation pursuant to this Section 2.16(b) as a result of a Change in Law resulting from Basel III or the Dodd-Frank Wall Street Reform and Consumer Protection Act if it shall not at the time be the general policy or practice of such Lender to demand such compensation from similarly situated borrowers (to the extent that, with respect to such Change in Law, such Lender has the right to do so under its credit facilities with similarly situated borrowers).

(c)           A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as applicable, as specified in paragraph (a) or (b) of this Section 2.16 shall be delivered to the applicable Borrower and shall be conclusive absent manifest error.  Such Borrower shall pay such Lender the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

(d)           Promptly after any Lender has determined that it will make a request for increased compensation pursuant to this Section 2.16, such Lender shall notify the applicable Borrower.  Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.16 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that such Borrower shall not be required to compensate a Lender pursuant to this Section 2.16 for any increased costs or reductions incurred more than 270 days prior to the date that such Lender notifies the applicable Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 270 day period referred to above shall be extended to include the period of retroactive effect thereof.

2.17         Taxes; Withholding, Etc..

(a)           Payments to Be Free and Clear.  All sums payable by or on behalf of any Credit Party hereunder and under the other Credit Documents to or for the benefit of the Administrative Agent or any Lender shall (except to the extent required by applicable law) be paid free and clear of, and without any deduction or withholding on account of, any Tax.

(b)           Withholding of Taxes.  If any Credit Party, other applicable withholding agent or the Administrative Agent is required by applicable law or the administrative practice of any Governmental Authority to make any deduction or withholding on account of any Tax from any sum paid or payable by any Credit Party under any of the Credit Documents to or for the benefit of the Administrative Agent or any Lender:  (i) the applicable Borrower shall notify the Administrative Agent of any such requirement or any change in any such requirement as soon as it becomes aware of it; (ii) the applicable Credit Party shall pay, or cause to be paid, any such Tax before the date on which penalties attach thereto, if the liability to pay is imposed on any Credit Party; (iii) if the Tax is an Indemnified Tax or Other Tax, the sum payable by such Credit Party in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of the deduction, withholding or payment for Indemnified Taxes or Other Taxes (including any deduction, withholding or payment applicable to additional sums payable under this Section 2.17), the Administrative Agent or the applicable Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment for Indemnified Taxes or Other Taxes been required or made; and (iv) as soon as practicable after the due date of payment of any Tax which it is required by clause (ii) above to pay, the applicable Credit Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence satisfactory to the Administrative Agent of such deduction, withholding or payment and of the remittance thereof to the relevant Governmental Authority.

(c)           Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver, to the extent it is legally entitled to do so, to the applicable Borrower and the Administrative Agent, at the time or times reasonably requested in writing by such Borrower or the Administrative Agent, such properly completed and executed documentation that is required by applicable law or the administrative practice of any Governmental Authority and that is reasonably requested in writing by such Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, any Lender, if reasonably requested in writing by such Borrower or the Administrative Agent, shall, to the extent it is legally entitled to do so, deliver such other documentation prescribed by applicable law and reasonably requested in writing by such Borrower or the Administrative Agent as will enable such Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.

(d)           Each Borrower shall timely pay all Other Taxes to the relevant Governmental Authorities in accordance with applicable law, or at the option of the Administrative Agent, timely reimburse it for such Other Taxes.  Each Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent in respect of any Other Taxes payable hereunder as soon as practicable after payment of such Other Taxes.

(e)           Each Credit Party shall indemnify the Administrative Agent and any Lender within 10 days after written demand therefor, for the full amount of Indemnified Taxes imposed on or with respect to any payment made by or on account of an obligation of such Credit Party under any Credit Document and Other Taxes that arise from payments made hereunder by such Credit Party or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any Credit Document relating to such Credit Party (including any such Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.17) paid by the Administrative Agent or Lender or any of their respective Affiliates or required to be withheld or deducted from a payment to such Person, and for any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to such Credit Party shall be conclusive absent manifest error.

(f)            If any party determines, in its sole discretion exercised in good faith, that it has received a refund, from the authority imposing the Tax, of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments or additional amounts made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all reasonable and documented out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund).  Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party as soon as reasonably practicable the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this paragraph (f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid.  This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person, or to arrange its affairs in any particular manner.

(g)           If a payment made to a Lender under any Credit Document would be subject to Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to the applicable Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by such Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by such Borrower or the Administrative Agent as may be necessary for such Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment.  Solely for purposes of this clause (g), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.  Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify such Borrower and the Administrative Agent in writing of its legal inability to do so.

(h)           Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

2.18         Mitigation Obligations; Replacement of a Lender.

(a)           If any Lender requests compensation under Section 2.16, or if any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17 or the provisions of Section 2.15(b) become applicable, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Term Loans made hereunder or assign its rights and obligations hereunder to another of its offices, branches or Affiliates if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.16 or 2.17, as applicable, or would eliminate the condition set forth in Section 2.15(b) in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any respect.  The Borrower hereby agrees to pay (or to cause the applicable Additional Borrower to pay) all reasonable and documented out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)           If any Lender requests compensation under Section 2.16, or if any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, or the provisions of Section 2.15(b) become applicable or a Borrower is borrowing any Extended Term Loans and such Lender is not an Extending Lender or any Lender is a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, either (i) so long as no Default or Event of Default has occurred and is continuing, prepay such Lender’s outstanding Loans hereunder in full on a non-pro rata basis without premium or penalty or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 10.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (A) in the case of clause (ii) above, the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (B) such Lender shall have received payment of an amount equal to the outstanding principal of its Term Loans accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.16 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments.  No action by or consent of the replaced Lender shall be necessary in connection with such removal or assignment, in the case of clause (ii) above, which shall be immediately and automatically effective upon payment of such purchase price.  In connection with any such assignment, the Borrower, the Administrative Agent, such replaced Lender and the replacement Lender shall otherwise comply with Section 10.4; provided that if such replaced Lender does not comply with Section 10.4 within three Business Days after the Borrower’s request, compliance with Section 10.4 shall not be required to effect such assignment.

(c)           If any Lender (such Lender, a “Non-Consenting Lender”) has (i) failed to consent to a proposed amendment, waiver, discharge or termination which, pursuant to the terms of Section 10.8, requires the consent of all of the Lenders affected or all Lenders and with respect to which the Requisite Lenders or Requisite Class Lenders, as applicable, shall have granted their consent or (ii) becomes an Objecting Lender pursuant to the definition of “Successor Borrower Transaction”, then the Borrower shall have the right (unless such Non-Consenting Lender grants such consent) at its sole expense, to either (A) so long as no Default or Event of Default has occurred and is continuing, prepay such Lender’s outstanding Term Loans hereunder in full on a non-pro rata basis without premium or penalty (including with respect to the processing and recordation fee referred to in Section 10.4(b)(ii)(C)) or (B) replace such Non-Consenting Lender by deeming such Non-Consenting Lender to have assigned its Loans and its Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent (in consultation with the Requisite Lenders); provided that (I) all Obligations of the Borrower owing to such Non-Consenting Lender (including accrued fees and any amounts due under Section 2.11(a), Section 2.15, Section 2.16 or Section 2.17) being removed or replaced shall be paid in full to such Non-Consenting Lender concurrently with such removal or assignment and (II) in the case of clause (B) above, the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon.  No action by or consent of the Non-Consenting Lender shall be necessary in connection with such removal or assignment, in the case of clause (B) above, which shall be immediately and automatically effective upon payment of such purchase price.  In connection with any such assignment, the Borrower, the Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 10.4; provided that if such Non-Consenting Lender does not comply with Section 10.4 within three Business Days after the Borrower’s request, compliance with Section 10.4 shall not be required to effect such assignment.

2.19         Defaulting Lenders.

(a)           Adjustments.  Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i)             Waivers and Amendments.  Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.8.

(ii)            Reallocation of Payments.  Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 8.1 or otherwise) shall be applied at such time or times as may be determined by the Administrative Agent as follows:  first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, as the Borrower may request (so long as no Default has occurred and is continuing), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; third, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; fifth, so long as no Default has occurred and is continuing, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and sixth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans were made at a time when the conditions set forth in Section 3.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of that Defaulting Lender.  Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section 2.19(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(b)           Defaulting Lender Cure.  If Borrower and the Administrative Agent agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans to be held pro rata by the Lenders in accordance with the applicable Commitments (without giving effect to Section 2.19(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided further that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

2.20         Incremental Facilities or Commitments.

(a)           Incremental Term Commitments.  The Borrower may at any time or from time to time after the Closing Date, by notice to the Administrative Agent (an “Incremental Term Loan Request”), indicate that it has obtained or is requesting one or more new commitments which may be of the same Class as any outstanding Term Loan (a “Term Loan Increase”) or a new Class of Term Loans (collectively with any Term Loan Increase, the “Incremental Term Commitments”), whereupon the Administrative Agent shall promptly deliver a copy of such Incremental Term Loan Request to each of the Lenders.

(b)           Incremental Term Loans.  On any Incremental Tranche Closing Date on which any Incremental Term Commitments of any Class are effected (including through any Term Loan Increase), subject to the satisfaction of the terms and conditions in this Section 2.20, (i) each Incremental Term Lender of such Class shall make a Loan to the Borrower (an “Incremental Term Loan”) in an amount equal to its Incremental Term Commitment of such Class and (ii) each Incremental Term Lender of such Class shall become a Lender hereunder with respect to the Incremental Term Commitment of such Class and the Incremental Term Loans of such Class made pursuant thereto. Notwithstanding the foregoing, Incremental Term Loans may have identical terms (other than with respect to closing conditions, issuance date and other terms necessary to effectuate the implementation of such Incremental Term Loans) to any of the Term Loans and be treated as the same Class as any of such Term Loans.

(c)           Incremental Term Loan Request.  Each Incremental Term Loan Request from the Borrower pursuant to this Section 2.20 shall set forth the requested amount and proposed terms of the relevant Incremental Term Loans.  Incremental Term Loans may be made by any existing Lender (but no existing Lender will have an obligation to make any Incremental Term Commitment, nor will the Borrower have any obligation to approach any existing Lenders to provide any Incremental Term Commitment) or by any Additional Lender (each such existing Lender or Additional Lender providing such Commitment or Loan, an “Incremental Term Lender”); provided that the Administrative Agent, shall have consented (not to be unreasonably conditioned, withheld or delayed) to such Additional Lender’s making such Incremental Term Loans to the extent such consent, if any, would be required under Section 10.4(b) for an assignment of Loans to such Additional Lender.

(d)           Effectiveness of Incremental Amendment.  The effectiveness of any Incremental Amendment, and the Incremental Term Commitments thereunder, shall be subject to the satisfaction on the date thereof (the “Incremental Tranche Closing Date”) of each of the following conditions:

(i)             no Default or Event of Default exists or shall exist after giving effect to such Incremental Amendment; provided that if the primary purpose of proceeds of such Incremental Term Loans is to finance a Limited Condition Transaction then the foregoing shall be limited to no Default or Event of Default exists on the date of signing the relevant definitive documentation evidencing such transaction and no Specified Event of Default exists on the Incremental Tranche Closing Date;

(ii)            either (x) the representations and warranties of each Credit Party set forth in Section 4 and in each other Credit Document shall be true and correct in all material respects on and as of the Incremental Tranche Closing Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates or (y) with respect to any Incremental Amendment the primary purpose of which is to finance a Limited Condition Transaction, and if agreed to by the Incremental Term Lenders providing such Incremental Term Commitments and/or Incremental Term Loans, (A) the Specified Representations and the Acquisition Agreement Representations or (B) to the extent UK-style “certain funds” conditionality is requested by the Borrower, the Major Representations mutatis mutandis (in each case conformed as necessary for such acquisition or the incurrence of the relevant Incremental Term Commitments and/or Incremental Term Loans) shall, in each case, be true and correct in all material respects on and as of the Incremental Tranche Closing Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates;

(iii)           each Incremental Term Commitment shall be in an aggregate principal amount that is not less than $5,000,000 (or the Dollar Equivalent in Euros) and shall be in an increment of $1,000,000 (or the Dollar Equivalent in Euros) (provided that such amount may be less than $5,000,000 (or the Dollar Equivalent in Euros) and not in an increment of $1,000,000 (or the Dollar Equivalent in Euros) if such amount represents all remaining availability under the limit set forth in clause (iv) below); and

(iv)           the aggregate amount of the Incremental Term Loans shall not exceed an unlimited amount so long as, after giving effect to any such incurrence on a Pro Forma Basis (including the application of proceeds thereof), (1) if such Incremental Term Loans are secured by a Lien on the Collateral that is pari passu with the Lien on Collateral securing the Initial Term Loans, the Senior Secured Net Leverage Ratio shall not exceed 5.00:1.00 or (2), if such Incremental Term Loans are secured by a Lien on the Collateral that is junior to the Lien on Collateral securing the Initial Term Loans, are secured by a Lien on assets other than the Collateral or is unsecured, the Total Net Leverage Ratio shall not exceed 6.50:1.00, in each case, calculated without netting the cash proceeds of any Incremental Term Loan.

(e)          Required Terms.  The terms, provisions and documentation of any Incremental Term Loan or any Incremental Term Commitment shall be as agreed between the Borrower and the applicable Incremental Term Lenders providing such Incremental Term Loans or Incremental Term Commitments, and except as otherwise set forth herein, to the extent not substantially consistent with the Term Loans existing on the Incremental Tranche Closing Date (as determined by the Borrower and conclusively evidenced by a certificate of the Borrower), shall be consistent with clauses (i) and (ii) below, as applicable, and otherwise shall be reasonably satisfactory to the Administrative Agent (in its capacity as such) (other than in respect of pricing, fees, rate floors, optional prepayment, redemption terms, amortization or maturity), it being understood that to the extent any Previously Absent Financial Maintenance Covenant is added for the benefit of any Incremental Term Loan or Incremental Term Commitment, no consent shall be required from the Administrative Agent or any existing Lender to the extent such Previously Absent Financial Maintenance Covenant is (A) also added for the benefit of the Term Loans existing on the Incremental Tranche Closing Date (it being understood that the terms of any Incremental Term Loans shall not be more favorable to the Lenders in respect of such Incremental Term Loans (including through the addition of a Previously Absent Financial Maintenance Covenant) unless such terms only apply after the termination of the Initial Term Facility or this Agreement is amended such that the Initial Term Lenders receive the benefit of more favorable terms) or (B) only applicable after the Maturity Date of any Term Loan existing on the Incremental Tranche Closing Date.  Notwithstanding the foregoing, in the case of a Term Loan Increase, the terms, provisions and documentation of such Term Loan Increase shall be identical (other than with respect to underwriting, commitment or upfront fees, original issue discount or similar fees) to the applicable Term Loans being increased.  In any event,

(i)             each Incremental Term Loan or Incremental Term Commitment:

(A)          may (i) rank pari passu or junior in right of payment and in right of security with the other Loans or Commitments, as applicable, of such Class (subject to an Intercreditor Agreement or the Collateral Trust Agreement, as applicable) or (ii) be unsecured;

(B)          shall not mature earlier than the Maturity Date with respect to the Initial Term Loans;

(C)          shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Initial Term Loans on the date of incurrence of such Incremental Term Loans (except by virtue of amortization or prepayment of the Initial Term Loans prior to the time of such incurrence);

(D)              shall have fees and, subject to clauses (e)(i)(B) and (e)(i)(C) above and clause (e)(ii) below, amortization determined by the Borrower and the applicable Incremental Term Lenders; and

(E)               to the extent pari passu in right of payment and in right of security with the Term Loans existing on the Incremental Tranche Closing Date, shall provide for participation on a pro rata basis, or on a less than pro rata basis (but not on a greater than pro rata basis), in any voluntary or mandatory prepayments of Term Loans hereunder, as specified in the applicable Incremental Amendment.

(ii)            the All-In-Yield applicable to the Incremental Term Loans of each Class shall be determined by the Borrower and the applicable new Lenders and shall be set forth in each applicable Incremental Amendment; provided, however, that the All-In-Yield applicable to any Incremental Term Loans that are pari passu with the Initial Term Loans in right of payment and with respect to security and which are incurred prior to the 48 month anniversary of the Closing Date shall not be greater than the applicable All-In-Yield payable pursuant to the terms of this Agreement with respect to the Initial Term Loans plus 50 basis points per annum, unless the interest rate (together with, as provided in the proviso below, Adjusted LIBOR or Base Rate floor) with respect to such Initial Term Loans is increased so as to cause the then applicable All-In-Yield under this Agreement on such Initial Term Loans to equal the All-In-Yield then applicable to the Incremental Term Loans minus 50 basis points (such increase, the “MFN Adjustment”);  provided that (i) any increase in All-In-Yield to the Initial Term Loans due to the application of an Adjusted LIBOR floor or Base Rate floor on any Incremental Term Loan shall be effected solely through an increase in (or implementation of, as applicable) any Adjusted LIBOR floor or Base Rate floor applicable to the Initial Term Loans, (ii) any amendment to the Applicable Margin on the Initial Term Loans that became effective after the Closing Date but prior to the incurrence of the Incremental Term Loans shall be included and (iii) if the Initial Term Loans or the Incremental Term Loans includes any LIBOR, EURIBOR or Base Rate floor, and the published LIBOR, EURIBOR or Base Rate on the applicable date of determination is less than such LIBOR, EURIBOR or Base Rate floor, the resulting difference will be equated to interest rate margin for purposes of this paragraph (ii);

(iii)           there shall be no borrowers or guarantors in respect of such Incremental Term Loan that are not the Borrower or a Guarantor, and Incremental Term Loans shall not be secured by assets other than Collateral; and

(iv)          Incremental Term Loans incurred prior to January 1, 2019 may only be used to finance Permitted Acquisitions.

(f)           Incremental Amendment.  Commitments in respect of Incremental Term Loans shall become Commitments under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Credit Documents, executed by the Borrower, each Incremental Term Lender providing such Commitments and the Administrative Agent.  The Incremental Amendment may, without the consent of any other Credit Party or Lender, effect such amendments to this Agreement and the other Credit Documents (i) as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.20, including amendments as deemed necessary by the Administrative Agent in its reasonable judgment to effect any lien subordination and associated rights of the applicable Lenders to the extent any Incremental Term Loans are to rank junior in right of security and/or (ii) so long as such amendments are not materially adverse to the Lenders, such other changes as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to maintain the fungibility of any such Incremental Term Loans with any tranche of then-outstanding Term Loans.  The Borrower may use the proceeds, if any, of the Incremental Term Loans for working capital and any other general corporate purposes, including the financing of Permitted Acquisitions and other investments and any purpose not prohibited by this Agreement.  No Lender shall be obligated to provide any Incremental Term Loans unless it so agrees.

(g)           [Reserved].

(h)           At any time and from time to time, subject to the terms and conditions set forth herein, the Borrower may issue one or more series of Incremental Equivalent Debt in an aggregate principal amount not to exceed, as of the date of and after giving effect to the issuance of any such Incremental Equivalent Debt, the aggregate amount of Incremental Term Loans permitted to be incurred under Section 2.20(d)(iv); provided that the incurrence of any Incremental Equivalent Debt shall reduce, on a dollar-for-dollar basis, the aggregate amount of Incremental Term Loans permitted to be incurred under Section 2.20(d)(iv).

(i)            The issuance of any Incremental Equivalent Debt pursuant to this Section 2.20, shall (i) in all cases, be subject to the terms and conditions applicable to Incremental Term Commitments set forth under Sections 2.20(d)(i), (d)(ii), (d)(iii), (e)(i) and (e)(iii), as if set forth in this Section 2.20(i), mutatis mutandis (and, for the avoidance of doubt, the interest rate, upfront fees and original issue discount for any Incremental Equivalent Debt shall be as determined by the Borrower), (ii) in all cases be subject to an Intercreditor Agreement or the Collateral Trust Agreement, as applicable and (iii) (A) the Initial Term Facility shall not be subject to the MFN Adjustment pricing adjustment as a result of the issuance or incurrence of any Incremental Equivalent Debt (other than Incremental Equivalent Debt consisting of syndicated term loans that are pari passu with the Initial Term Loans in right of payment and security), and (B) the requirements set forth in Section 2.20(e)(iii) shall not apply to any Incremental Equivalent Debt (it being understood and agreed that the terms and conditions of such Incremental Equivalent Debt subject to Section 2.20(e)(iii) (excluding, for the avoidance of doubt, margin, pricing, maturity and/or fees) of the relevant Incremental Equivalent Debt may not be more favorable (taken as a whole and as reasonably determined by the Borrower) to the lenders providing such Incremental Equivalent Debt than those applicable to the analogous terms and conditions of the relevant Initial Term Loans existing at the time of the implementation of such Incremental Equivalent Debt (except for covenants or other provisions applicable only to periods after the Latest Maturity Date of the relevant Initial Term Loans existing at the time of the implementation of such Incremental Equivalent Debt) or, other than in the case of Incremental Equivalent Debt consisting of term loans that are pari passu with the Initial Term Loans in right of payment and security, such terms may be current market terms for the applicable type of Indebtedness), it being understood that a certificate of an Authorized Officer of the Borrower delivered to the Administrative Agent prior to or at the incurrence of such Incremental Equivalent Debt, together with a reasonably detailed description of the material terms and conditions of such Incremental Equivalent Debt or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions of the Incremental Equivalent Debt satisfy the requirement set forth in this clause (iii), shall be conclusive evidence that such terms and conditions have been satisfied.

(j)            This Section 2.20 shall supersede any provisions in Section 2.14 or Section 10.8 to the contrary.

2.21         Refinancing Amendments.

(a)           Refinancing Term Commitments.  The Borrower may, at any time or from time to time after the Closing Date, by notice to the Administrative Agent (a “Refinancing Loan Request”), request the establishment of one or more new Classes of term loans under this Agreement (any such new Class, “Refinancing Term Commitments”) established in exchange for, or to replace, repurchase, retire or refinance, in whole or in part, as selected by the Borrower, any one or more then-existing Class or Classes of Loans or Commitments (with respect to a particular Refinancing Term Commitment or Refinancing Term Loan, such existing Loans or Commitments, “Refinanced Debt”), whereupon the Administrative Agent shall promptly deliver a copy of each such notice to each of the Lenders.

(b)           Refinancing Term Loans.  Any Refinancing Term Loans made pursuant to Refinancing Term Commitments on a Refinancing Closing Date shall be designated a separate Class of Refinancing Term Loans for all purposes of this Agreement.  On any Refinancing Closing Date on which any Refinancing Term Commitments of any Class are effected, subject to the satisfaction of the terms and conditions in this Section 2.21, (i) each Refinancing Term Lender of such Class shall make a Term Loan to the Borrower (a “Refinancing Term Loan”) in an amount equal to its Refinancing Term Commitment of such Class and (ii) each Refinancing Term Lender of such Class shall become a Lender hereunder with respect to the Refinancing Term Commitment of such Class and the Refinancing Term Loans of such Class made pursuant thereto.

(c)           Refinancing Loan Request.  Each Refinancing Loan Request from the Borrower pursuant to this Section 2.21 shall set forth the requested amount and proposed terms of the Refinancing Term Loans and identify the Refinanced Debt with respect thereto.  Refinancing Term Loans may be made by any existing Lender (but no existing Lender will have an obligation to make any Refinancing Term Commitment, nor will the Borrower have any obligation to approach any existing Lender to provide any Refinancing Term Commitment) or by any Additional Lender (each such existing Lender or Additional Lender providing such Commitment or Loan, a “Refinancing Term Lender”); provided that the Administrative Agent shall have consented (not to be unreasonably conditioned, withheld or delayed) to such Lender’s or Additional Lender’s making such Refinancing Term Loans to the extent such consent, if any, would be required under Section 10.4(b) for an assignment of Loans to such Additional Lender.

(d)           Effectiveness of Refinancing Amendment.  The effectiveness of any Refinancing Amendment, and the Refinancing Term Commitments thereunder, shall be subject to the satisfaction on the date thereof (a “Refinancing Closing Date”) of each of the following conditions, together with any other conditions set forth in the Refinancing Amendment:

(i)            after giving effect to such Refinancing Term Commitments, the conditions of Sections 3.2(c) and 3.2(d) shall be satisfied (it being understood that all references to “the date of such Credit Extension” or similar language in such Section 3.2 shall be deemed to refer to the applicable Refinancing Closing Date);

(ii)           each Refinancing Term Commitment shall be in an aggregate principal amount that is not less than $5,000,000 (or the Dollar Equivalent in Euros) and shall be in an increment of $1,000,000 (or the Dollar Equivalent in Euros) (provided that such amount may be less than $5,000,000 (or the Dollar Equivalent in Euros) and not in an increment of $1,000,000 (or the Dollar Equivalent in Euros) if such amount is equal to the entire outstanding principal amount of Refinanced Debt that is in the form of Term Loans; and

(iii)           the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Refinanced Debt (plus the amount of unpaid accrued or capitalized interest and premiums thereon (including make-whole premiums, prepayment premiums, tender premiums and amounts required to be paid in connection with defeasance and satisfaction and discharge), underwriting discounts, original issue discount, defeasance costs, fees (including upfront fees), commissions and expenses).

(e)           Required Terms.  The terms, provisions and documentation of the Refinancing Term Loans and Refinancing Term Commitments of any Class shall be as agreed between the Borrower and the applicable Refinancing Term Lenders providing such Refinancing Term Commitments, and except as otherwise set forth herein, to the extent not substantially identical to any Class of Term Loans existing on the Refinancing Closing Date, shall be consistent with clauses (i) or (ii) below, as applicable, and otherwise shall be (taken as a whole) not materially more favorable (as reasonably determined by the Borrower and conclusively evidenced by a certificate of the Borrower) to the Refinancing Term Lenders than those applicable to such Class (taken as a whole) being refinanced (except for (1) covenants or other provisions applicable only to periods after the Maturity Date (as of the applicable Refinancing Closing Date) of such Class being refinanced, (2) pricing, fees, rate floors, optional prepayment, redemption terms and (3) subject to the immediately succeeding proviso, a Previously Absent Financial Maintenance Covenant); provided that, notwithstanding anything to the contrary herein, if any such terms, provisions and documentation of the Refinancing Term Loans and Refinancing Term Commitments contains a Previously Absent Financial Maintenance Covenant, such Previously Absent Financial Maintenance Covenant shall be included for the benefit of each other Loan or Commitment of such Class.  In any event

(i)             the Refinancing Term Loans:

(A)          as of the Refinancing Closing Date, shall not have a final scheduled maturity date earlier than the Maturity Date of the Refinanced Debt,

(B)          shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Refinanced Debt on the date of incurrence of such Refinancing Term Loans (except by virtue of amortization or prepayment of the Refinanced Debt prior to the time of such incurrence),

(C)           shall have an Applicable Margin and, subject to clauses (e)(i)(A) and (e)(i)(B) above, amortization determined by the Borrower and the applicable Refinancing Term Lenders,

(D)          shall not be subject to any guarantee by any Person other than a Credit Party and shall not include any borrower other than the Borrower hereunder,

(E)           in the case of any Refinancing Term Loans secured on a pari passu basis with the Initial Term Loans, may provide for the ability to participate on a pro rata basis, or on a less than pro rata basis (but not on a greater than pro rata basis), in any voluntary or mandatory prepayments of Term Loans hereunder, as specified in the applicable Refinancing Amendment, and

(F)           (I) shall rank pari passu in right of payment with the Obligations under the then existing Term Loans  and (II) shall either be (x) secured by the Collateral (and shall not be secured by any assets of the Borrower or any Restricted Subsidiary not constituting Collateral) and shall rank pari passu or junior in right of security with the Obligations or (y) unsecured.

(ii)            [Reserved]

(f)            Refinancing Amendment.  Commitments in respect of Refinancing Term Loans shall become additional Commitments under this Agreement pursuant to an amendment (a “Refinancing Amendment”) to this Agreement and, as appropriate, the other Credit Documents, executed by the Borrower, each Refinancing Term Lender providing such Commitments and the Administrative Agent.  The Refinancing Amendment may, without the consent of any other Credit Party, Agent or Lender, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.21, including, if applicable, amendments as deemed necessary by the Borrower in its reasonable judgment to effect (i) any lien subordination and associated rights of the applicable Lenders to the extent any Refinancing Term Loans are to rank junior in right of security and (ii) that any Previously Absent Financial Maintenance Covenant does not benefit any Term Loan hereunder.  The Borrower will use the proceeds, if any, of the Refinancing Term Loans in exchange for, or to extend, renew, replace, repurchase, retire or refinance, and shall permanently terminate applicable commitments under, substantially concurrently, the applicable Refinanced Debt.

(g)           [Reserved].

(h)           Refinancing Equivalent Debt.

(i)            In lieu of incurring any Refinancing Term Loans, the Borrower may, upon written notice to the Administrative Agent, at any time or from time to time after the Closing Date issue, incur or otherwise obtain (A) secured Indebtedness in the form of one or more series of senior secured notes that are secured on a pari passu basis with the Obligations (but without regard to the control of remedies) (such notes, “Permitted Pari Passu Secured Refinancing Debt”), (B) secured Indebtedness in the form of one or more series of second lien (or other junior lien) secured notes or second lien (or other junior lien) secured term loans (such notes or loans, “Permitted Junior Secured Refinancing Debt”) and (C) unsecured or subordinated Indebtedness in the form of one or more series of unsecured or subordinated notes or term loans (such notes or loans, “Permitted Unsecured Refinancing Debt” and together with Permitted Pari Passu Secured Refinancing Debt and Permitted Junior Secured Refinancing Debt, “Refinancing Equivalent Debt”), in each case, in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or in part, any existing Class or Classes of Loans (such Loans, “Refinanced Loans”).

(ii)           Any Refinancing Equivalent Debt:

(A)          (1) shall not have a final scheduled maturity date earlier than the Maturity Date of the Refinanced Loans, (2) shall not have a Weighted Average Life to Maturity shorter than the remaining Weighted Average Life to Maturity of the Refinanced Loans (except by virtue of amortization or prepayment of the Refinanced Loans prior to the time of such incurrence), (3) shall not have scheduled amortization or payments of principal and not be subject to mandatory redemption, repurchase or prepayment (except with respect to change of control, asset sale, insurance and casualty and condemnation event mandatory offers to purchase or prepayment events and events of default), in each case prior to the Maturity Date of the Refinanced Loans except, in the case of Refinancing Equivalent Debt that is secured on a pari passu basis with the Obligations, to the extent any such payment, redemption, repurchase or prepayment obligation is required to be applied on a pro rata or greater than pro rata basis to the Refinanced Term Loans and except with respect to customary “AHYDO catch-up payments,” (4) shall not be guaranteed by persons other than Guarantors and shall not include any borrower or issuer other than the Borrower hereunder, (5) if in the form of subordinated Permitted Unsecured Refinancing Debt, shall be subject to a subordination agreement or provisions as reasonably agreed by the Administrative Agent and (6) except as otherwise set forth in this clause (h)(ii), shall have terms and conditions (other than with respect to pricing, fees, rate floors and optional prepayment or redemption terms) which are (taken as a whole) no more favorable (as reasonably determined by the Borrower and conclusively evidenced by a certificate of the Borrower) to the lenders or holders providing such Refinancing Equivalent Debt, than those applicable to the Refinanced Loans (except for covenants or other provisions applicable only to periods after the Maturity Date of the applicable Refinanced Loans at the time of the issuance or incurrence of such Refinancing Equivalent Debt),

(B)          (1) if either Permitted Pari Passu Secured Refinancing Debt or Permitted Junior Secured Refinancing Debt, shall be subject to security agreements relating to such Refinancing Equivalent Debt that are substantially the same as or more favorable to the Credit Parties than the Collateral Documents (with such differences as are reasonably satisfactory to the Administrative Agent), (2) if Permitted Pari Passu Secured Refinancing Debt, (x) shall be secured by the Collateral on a pari passu basis with the Obligations and shall not be secured by any property or assets of the Borrower or any Restricted Subsidiary other than the Collateral, and (y) shall be subject to an Intercreditor Agreement or the Collateral Trust Agreement, as applicable, and (3) if Permitted Junior Secured Refinancing Debt, (x) shall be secured by the Collateral on a second priority (or other junior priority) basis to the Liens securing the Obligations and shall not be secured by any property or assets of the Borrower or any Restricted Subsidiary other than the Collateral, and (y) shall be subject to an Intercreditor Agreement, and

(C)          shall be incurred, and the proceeds thereof used, solely to repay, repurchase, retire or refinance substantially concurrently the Refinanced Loans and terminate all commitments thereunder.

(iii)           This Section 2.21 shall supersede any provisions in Section 2.14 or 10.8 to the contrary.

2.22         Extensions of Loans.

(a)           Extension of Term Loans.  The Borrower may, at any time and from time to time, request that all or a portion of the Term Loans of a given Class (each, an “Existing Term Loan Tranche”) be amended to extend the scheduled Maturity Date(s) with respect to all or a portion of any principal amount of such Term Loans (any such Term Loans which have been so amended, “Extended Term Loans”) and to provide for other terms consistent with this Section 2.22.  In order to establish any Extended Term Loans, the Borrower shall provide a written notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Term Loan Tranche) (each, a “Term Loan Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which shall (x) be identical as offered to each Lender under such Existing Term Loan Tranche (including as to the proposed interest rates and fees payable, but excluding any arrangement, structuring or other fees payable in connection therewith that are not generally shared with all Extending Term Lenders) and offered pro rata to each Lender under such Existing Term Loan Tranche and (y) be identical to the Term Loans under the Existing Term Loan Tranche from which such Extended Term Loans are to be amended, except that:  (i) all or any of the scheduled amortization payments of principal of the Extended Term Loans may be delayed to later dates than the scheduled amortization payments of principal of the Term Loans of such Existing Term Loan Tranche, to the extent provided in the applicable Extension Amendment; provided, however, that at no time shall there be Classes of Term Loans hereunder (including Refinancing Term Loans and Extended Term Loans) which have more than three (3) different Maturity Dates (unless otherwise consented to by the Administrative Agent); (ii) the All-In-Yield with respect to the Extended Term Loans (whether in the form of interest rate margin, upfront fees, original issue discount or otherwise) may be different than the All-In-Yield for the Term Loans of such Existing Term Loan Tranche, in each case, to the extent provided in the applicable Extension Amendment; (iii) the Extension Amendment may provide for other covenants and terms that apply solely to any period after the Latest Maturity Date that is in effect on the effective date of the Extension Amendment (immediately prior to the establishment of such Extended Term Loans); and (iv) Extended Term Loans may have call protection as may be agreed by the Borrower and the Lenders thereof; provided that (A) in no event shall the final Maturity Date of any Extended Term Loans of a given Term Loan Extension Series at the time of establishment thereof be earlier than the then Latest Maturity Date of any other Term Loans hereunder, (B) the Weighted Average Life to Maturity of any Extended Term Loans of a given Term Loan Extension Series at the time of establishment thereof shall be no shorter than the remaining Weighted Average Life to Maturity of any Existing Term Loan Tranche, (C) any such Extended Term Loans (and the Liens securing the same) shall be permitted by the terms of the Intercreditor Agreements (to the extent any Intercreditor Agreement is then in effect), (D) all documentation in respect of such Extension Amendment shall be consistent with the foregoing and (E) any Extended Term Loans may participate on a pro rata basis or less than a pro rata basis (but not on a greater than pro rata basis) in any voluntary or mandatory repayments or prepayments hereunder, in each case as specified in the respective Term Loan Extension Request.  Any Extended Term Loans amended pursuant to any Term Loan Extension Request shall be designated a Class (each, a “Term Loan Extension Series”) of Extended Term Loans for all purposes of this Agreement; provided that any Extended Term Loans amended from an Existing Term Loan Tranche may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Term Loan Extension Series with respect to such Existing Term Loan Tranche (in which case scheduled amortization with respect thereto shall be proportionately increased).  Each request for a Term Loan Extension Series of Extended Term Loans proposed to be incurred under this Section 2.22 shall be in an aggregate principal amount that is not less than $5,000,000 (or the Dollar Equivalent in Euros) (it being understood that the actual principal amount thereof provided by the applicable Lenders may be lower than such minimum amount) and the Borrower may impose an Extension Minimum Condition with respect to any Term Loan Extension Request, which may be waived by the Borrower in its sole discretion.

(b)          [Reserved].

(c)           Extension Request.  The Borrower shall provide the applicable Extension Request at least ten (10) Business Days (or such shorter period as may be agreed by the Administrative Agent) prior to the date on which Lenders under the Existing Term Loan Tranche are requested to respond, and shall agree to such procedures, if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.22.  No Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Tranche amended into Extended Term Loans pursuant to any Extension Request.  Any Lender holding a Loan under an Existing Term Loan Tranche (each, an “Extending Term Lender”) wishing to have all or a portion of its Term Loans under the Existing Term Loan Tranche subject to such Extension Request amended into Extended Term Loans and shall notify the Administrative Agent in writing (each, an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Term Loans under the Existing Term Loan Tranche which it has elected to request be amended into Extended Term Loans (subject to any minimum denomination requirements imposed by the Administrative Agent).  In the event that the aggregate principal amount of Term Loans under the Existing Term Loan Tranche in respect of which applicable Term Loan Lenders shall have accepted the relevant Extension Request exceeds the amount of Extended Term Loans requested to be extended pursuant to the Extension Request, Term Loans subject to Extension Elections shall be amended to Extended Term Loans on a pro rata basis (subject to rounding by the Administrative Agent, which shall be conclusive) based on the aggregate principal amount of Term Loans included in each such Extension Election.

(d)           Extension Amendment.  Extended Term Loans shall be established pursuant to an amendment (each, a “Extension Amendment”) to this Agreement among the Borrower, the Administrative Agent and each Extending Term Lender providing an Extended Term Loan thereunder, which shall be consistent with the provisions set forth in Section 2.22(a) or (b) above, respectively (but which shall not require the consent of any other Lender).  The effectiveness of any Extension Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 3.2 and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of (i) legal opinions, board or corporate resolutions and officers’ certificates consistent with those delivered on the Closing Date (conformed as appropriate) other than changes to such legal opinions resulting from a Change in Law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent and (ii) reaffirmation, confirmatory and/or supplemental agreements and/or such amendments to the Collateral Documents as may be reasonably requested by the Administrative Agent in order to ensure that the Extended Term Loans are provided with the benefit of the applicable Credit Documents.  The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Extension Amendment.  Each of the parties hereto hereby agrees that this Agreement and the other Credit Documents may be amended pursuant to an Extension Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of the Extended Term Loans incurred pursuant thereto, (ii) modify the scheduled repayments set forth in Section 2.10 with respect to any Existing Term Loan Tranche subject to an Extension Election to reflect a reduction in the principal amount of the Term Loans required to be paid thereunder in an amount equal to the aggregate principal amount of the Extended Term Loans amended pursuant to the applicable Extension (with such amount to be applied ratably to reduce scheduled repayments of such Term Loans required pursuant to Section 2.10), (iii) modify the prepayments set forth in Section 2.11 and Section 2.12 to reflect the existence of the Extended Term Loans and the application of prepayments with respect thereto and (iv) effect such other amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.22, and the Requisite Lenders hereby expressly authorize the Administrative Agent to enter into any such Extension Amendment.

(e)           No conversion or extension of Loans or Commitments pursuant to any Extension in accordance with this Section 2.22 shall constitute a voluntary or mandatory prepayment or repayment for purposes of this Agreement.

(f)            This Section 2.22 shall supersede any provisions in Section 2.14 or 10.8 to the contrary.

2.23         [Reserved].

2.24         [Reserved].

SECTION 3.         CONDITIONS PRECEDENT

3.1           Closing Date.  The obligation of each Lender to accept the Initial Term Loans issued by the Borrower shall become effective on the date on which each of the following conditions is satisfied (or waived), in each case, as determined by the Administrative Agent (acting on the written instructions of the Requisite Lenders):

(a)           Credit Documents.  The Administrative Agent shall have received (i) this Agreement, the Intra-Group Subordinated Note,  the Collateral Trust Agreement, the Security Agreements (other than the Barbados Debenture), the MIPCo Security Agreements and the Fee Letter, in each case, duly executed and delivered by an Authorized Officer of each Credit Party that is a party thereto and the MIP Shareholders (in the case of the MIPCo Security Agreements) and (ii) for the account of each Lender that has requested the same at least three (3) Business Days prior to the Closing Date, a Note executed and delivered by an Authorized Officer of the Borrower.

(b)           Funding Notice.  Prior to the Closing Date, the Administrative Agent shall have received a Funding Notice duly executed by an Authorized Officer of the Borrower.

(c)           Recapitalization Transaction.  The Recapitalization Transaction shall have been consummated in all material respects pursuant to its terms.

(d)           [Reserved].

(e)           Fees.  All accrued and reasonable costs, fees and expenses (including the fees and expenses of its counsel and the fees and expenses of any other advisors) and other compensation due and payable to the Agents and the Lenders shall have been paid to the extent due and payable and to the extent invoiced a reasonable period of time prior to the Closing Date.

(f)            Solvency Certificate.  The Administrative Agent shall have received the Solvency Certificate duly executed by a Financial Officer of the Borrower.

(g)           Closing Deliverables.  The Administrative Agent shall have received a certificate of an Authorized Officer of each Credit Party listed on the signature pages hereto dated the Closing Date and certifying:

(i)             that attached thereto is a true and complete copy of the Organizational Documents of such Credit Party, (1) in the case of a corporation or limited liability company, certified as of a recent date by the Secretary of State (or other similar official of the applicable Governmental Authority where such certification is available) of the jurisdiction of its organization or (2) otherwise certified by the company secretary or assistant company secretary or a director of such Credit Party or another Person duly authorized by the constituent documents of such Credit Party, in each case with a certification that such governing document has not been amended since the date of the last amendment disclosed pursuant to this subclause (g)(i);

(ii)            that attached thereto is a certificate as to the good standing (or equivalent document to the extent such concept or a similar concept exists under the laws of such jurisdiction) of such Credit Party as of a recent date from the Secretary of State (or other similar official of the jurisdiction of its organization, to the extent readily available in the relevant jurisdiction);

(iii)           that attached thereto, for each Luxembourg Domiciled Credit Party, is an up-to-date copy of an extract and a negative certificate from the Luxembourg Trade and Companies Register;

(iv)           for each Luxembourg Domiciled Credit Party, that it is not in a state of cessation of payments (cessation de paiements) and has not lost its commercial creditworthiness (ébranlement de crédit), and no application has been made by that Luxembourg Domiciled Credit Party or, by any other entitled person for the appointment of a commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any insolvency or similar proceedings; and that no petition for the opening of such proceedings has been presented by that Luxembourg Domiciled Credit Party or by any other person entitled to do so;

(v)           that attached thereto, for each Jersey Domiciled Credit Party, is the consent of the Jersey Financial Services Commission pursuant to the Control of Borrowing (Jersey) Order 1958 to issues shares in respect of such Jersey Domiciled Credit Party and all other Jersey regulatory approvals, authorisations, consents, licenses, permits or regulations issued to such Jersey Domiciled Credit Party (if any);

(vi)          that attached thereto is a true and complete copy of resolutions and/or minutes duly adopted by the Board of Directors and/or, as applicable (in the case of a unanimous shareholder declaration), the shareholder(s), of such Credit Party authorizing (A) the Transactions and the execution, delivery and performance of the Credit Documents to which it is a party or any other document delivered in connection herewith and that such resolutions and/or minutes have not been modified, rescinded or amended and are in full force and effect and (B) a named Person or persons to sign such Credit Documents and any documents to be delivered by such Credit Party pursuant thereto;

(vii)         that in the case of a Credit Party incorporated in England and Wales or Jersey a copy of a resolution signed by all the holders of the issued shares in such Credit Party, approving the terms of, and the transactions contemplated by, the Credit Documents to which such Credit Party is a party;

(viii)        as to the incumbency and specimen signature of each Authorized Officer executing the Credit Documents or any other document delivered in connection herewith on behalf of such Credit Party; and

(ix)           that the borrowing, guaranteeing or securing (as applicable) of the Initial Term Facility would not breach any borrowing, guarantee or security limit binding on it.

(h)          Legal Opinions.  The Lenders shall have received:

(i)            a customary legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP, New York counsel to the Borrower;

(ii)           a customary legal opinion of Goodmans LLP, Canadian counsel to the Borrower;

(iii)          a customary legal opinion of Carey Olsen, Jersey counsel to the Lenders, together with a certificate signed by a director of each Jersey Domiciled Credit Party addressed to Carey Olsen in the form required for the purposes of their legal opinion;

(iv)          a customary legal opinion of Kleyr Grasso, Luxembourg counsel to the Lenders, the Administrative Agent and Collateral Trustee and pertaining to the enforceability of the Luxembourg Security Agreements;

(v)           a customary legal opinion of AMMC Law S.A., Luxembourg counsel to the Borrower, pertaining to the capacity of each Luxembourg Domiciled Credit Party and no violation of law, choice of law, forum selection and enforcement of foreign judgement opinions with respect Credit Documents other than the Luxembourg Security Agreements;

(vi)          a customary legal opinion of White & Case LLP, English counsel to the Lenders; and

(vii)         a customary legal opinion of NautaDutilh, Dutch counsel to the Administrative Agent, the Collateral Trustee and Lenders;

(viii)        a customary legal opinion of Schellenberg Wittmer Ltd. (Zurich), Swiss counsel to the Lenders;

(ix)           a customary legal opinion of McCann Fitzgerald, Irish counsel to the Lenders;

(x)            a customary legal opinion of White & Case Advokat AB, Swedish counsel to the Lenders; and

(xi)           a customary legal opinion of Lex Caribbean, Barbadian counsel to Lenders.

(i)            Pledged Equity Interests; Pledged Notes.  Except as otherwise agreed by the Administrative Agent or as specified under or pursuant to any Security Agreement, the Collateral Trustee, for the benefit of the Secured Parties, shall have received (i) the certificates (or share certificates (undated and duly endorsed in blank), in respect of any Equity Interests in a limited liability company incorporated in Sweden and a corporation incorporated in Switzerland) representing the Equity Interests pledged pursuant to the Security Agreements (if such Equity Interests are certificated) and outstanding on the Closing Date, together with an undated stock power for each such certificate or other instrument of transfer and bought and sold notes required to effect transfer of pledged Equity Interests, in each case, executed in blank by a duly authorized officer of the pledgor thereof and (ii) each promissory note required to be delivered by the Credit Parties pursuant to the Security Agreements endorsed in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.

(j)            Security Interests.  The Administrative Agent shall have received the results of a search of the UCC, PPSA (or equivalent, if any), intellectual property, tax and judgment lien filings (if any) made with respect to the Credit Parties in the applicable jurisdictions for each Credit Party and copies of the financing statements (or similar documents, if any) disclosed by such search and evidence reasonably satisfactory to the Administrative Agent that the Liens indicated by such financing statements (or similar documents) are permitted by Section 6.2 or have been or will contemporaneously with the initial funding of the Loans on the Closing Date be released or terminated.  Each document (including any UCC or PPSA financing statement (or similar documents) and intellectual property security agreements) required by the Collateral Documents or reasonably requested by the Administrative Agent (subject to the terms of each Security Agreement) to be filed, registered or recorded in order to create in favor of the Collateral Trustee, for the benefit of the Secured Parties, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Permitted Liens), shall have been filed, registered or recorded or shall have been delivered to the Collateral Trustee in proper form for filing, registration or recordation.  The Administrative Agent and, to the extent relevant, the Collateral Trustee, for the benefit of the Secured Parties, shall have received a copy of all notices required to be sent under the Collateral Documents executed by the relevant Credit Parties duly acknowledged by the addressee.

(k)           Know Your Customer and Other Required Information.  The Administrative Agent shall have received, no later than three (3) Business Days prior to the Closing Date, all documentation and other information about the Credit Parties that is required by bank regulatory authorities under applicable “know your customer,” anti-terrorist financing, government sanction and anti-money laundering rules, guidelines, orders and regulations including the U.S.A. PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, “AML Legislation”) to the extent reasonable and customary and requested in writing by the Administrative Agent at least five (5) Business Days prior to the Closing Date.

(l)            Officer’s Certificate as to Certain Representations, Warranties and Undertakings.  The Administrative Agent shall have received a closing certificate, signed by a Responsible Officer of the Borrower, dated the Closing Date, certifying that:

(i)             no Event of Default has occurred and is continuing; and

(ii)            all of the Major Representations are true in all material respects or, in the case of a relevant Major Representation that is already qualified by materiality, are true.

(m)          Additional Deliverables.  The Lenders shall have received:

(i)             for each Irish Domiciled Credit Party, evidence that such Irish Domiciled Credit Party has done all that is necessary to comply with sections 82 and 239 of the Companies Act 2014 of Ireland in order in order to enable such Irish Domiciled Credit Party to enter into the Credit Documents and perform its obligations under the Credit Documents; and

(ii)           a copy of a letter from CT Corporation System, in form and substance satisfactory to the Administrative Agent, addressing such matters as contemplated by Section 10.15(c).

For purposes of determining whether the conditions specified in this Section 3.1 have been satisfied, by releasing its signature page hereto, the Administrative Agent and each Lender shall be deemed to have consented to, approved or accepted or waived, or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to the Administrative Agent or such Lender, as the case may be.

3.2          Conditions to Any Credit Extension After the Closing Date.  Subject to Section 2.20 (with respect to Incremental Term Loans), the obligation of each Lender to make any Loan on any Credit Date (other than the Closing Date), are subject to the satisfaction (or waiver), of the following conditions precedent:

(a)            The Administrative Agent shall have received a fully executed and delivered Funding Notice;

(b)           as of such Credit Date, the representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects on and as of that Credit Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and

(c)            as of such Credit Date, no event shall have occurred and be continuing or would result from the consummation of the applicable Credit Extension that would constitute a Default or an Event of Default.

SECTION 4.         REPRESENTATIONS AND WARRANTIES

In order to induce the Administrative Agent and Lenders to enter into this Agreement and to make each Credit Extension to be made thereby, the Borrower, with respect to itself and each of its Restricted Subsidiaries, represents and warrants to the Administrative Agent and Lender that the following statements are true and correct:

4.1           Organization; Powers.  Each of the Borrower and its Restricted Subsidiaries (a) is a limited liability company, private limited company, corporation or partnership duly organized (or incorporated, as applicable) and validly existing under the laws of the jurisdiction of its organization (or incorporation, as applicable), (b) is in good standing (or, if applicable in a foreign jurisdiction, enjoys the equivalent status to the extent such equivalent status exists under the laws of any foreign jurisdiction of organization) under the laws of its jurisdiction of organization and has all requisite power and authority to own its property and assets and to carry on its business as now conducted, (c) is qualified to do business in each jurisdiction where it operates and such qualification is required and (d) has the power and authority to execute, deliver and perform its obligations under each of the Credit Documents to which it is a party and, in the case of the Borrower, to borrow and otherwise obtain credit hereunder; except in each case referred to in clauses (b) (other than with respect to the Borrower to the extent existing under the laws of Canada or a province thereof) and (c) where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.2           Authorization.  The execution, delivery and performance by each of the Credit Parties of each of the Credit Documents to which it is a party and the borrowings hereunder (a) have been duly authorized by all corporate, stockholder or limited liability company or partnership or organizational action required to be obtained by such Credit Party and (b) will not (A) violate (i) any provision of applicable law, statute, rule or regulation, (ii) any provision of the certificate or articles of incorporation, articles of association or other constitutive documents or by-laws of such Credit Party, (iii) any applicable order of any court or any rule, regulation or order of any Governmental Authority that has jurisdiction over such Credit Party or (iv) any provision of any indenture, certificate of designation for preferred stock, agreement or other instrument to which such Credit Party is a party or by which any of them or any of their property is or may be bound or (B) be in conflict with, result in a breach of or constitute a default under, give rise to a right of or result in any cancellation or acceleration of any right or obligation (including any payment) under any such indenture, certificate of designation for preferred stock, agreement or other instrument, where any such conflict, violation, breach or default referred to in clause (b)(A)(i) or (iv) or (b)(B), would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.3           Enforceability.  The Credit Documents have been duly executed and delivered by each Credit Party that is a party thereto and constitute the legal, valid and binding obligations of such Credit Party and are enforceable against each such Credit Party in accordance with their respective terms, subject to (a) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting creditors’ rights generally, (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (c) any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered to any Agent under Section 3 and (d) implied covenants of good faith and fair dealing.

4.4           Governmental Approvals; Third-Party Consents.  No action, consent or approval of, registration or filing with or any other action by any Governmental Authority or third party is or will be required in connection with the Transactions, the perfection or maintenance of the Liens created under the Collateral Documents (other than Liens with respect to Intellectual Property, the perfection of which is addressed in Section 4.17(c)) or the exercise by the Administrative Agent, Collateral Trustee or any Lender of its rights under the Credit Documents or the remedies in respect of the Collateral, except for (a) the filing of UCC, PPSA and SIJL financing statements (or similar documents), (b) filings in (i) the national trade mark, design, patent or other intellectual property offices or authorities in the United States, Canada, the United Kingdom, Ireland, Luxembourg, Jersey, the Netherlands, Switzerland, Sweden, Barbados or otherwise in a jurisdiction where a Credit Party is organised, (ii) the World Intellectual Property Organization, (iii) the European Patent Office, (iv) the European Union Intellectual Property Office, and (v) the Benelux Office for Intellectual Property, (c) recordation of any mortgages (including at the Land Registrar Land Charges Registry in England and Wales), (d) in respect of any U.K. Domiciled Credit Party, registrations at Companies House in England, (e) in respect of any Irish Domiciled Credit Parties, registration at the Companies Registration Office, (f) such as have been made or obtained and are in full force and effect, (g) such other actions, consents and approvals with respect to which the failure to be obtained or made would not reasonably be expected to have a Material Adverse Effect and (h) filings or other actions listed on Schedule 4.4.

4.5           [Reserved].

4.6           No Material Adverse Effect.  As of the Closing Date, there has been no event, development or circumstance that has had a Material Adverse Effect.

4.7           Title to Properties.  Each of the Borrower and the Restricted Subsidiaries has valid fee simple title to, or valid leasehold interests in, or easements or other limited property interests in, all its owned or leased material real properties and has good, valid and marketable title to its personal property and assets, except where the failure to have such title, interests or easements would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All such properties and assets fee-owned (or in jurisdictions where no fee-owned concept is applicable, owned) by any Credit Party, are free and clear of Liens, other than (i) Liens and encumbrances permitted by Section 6.2, and (ii) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property granted to others in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries.

4.8           Equity Interests and Ownership of Subsidiaries.

(a)           Schedule 4.8 sets forth as of the Closing Date the name and jurisdiction of incorporation, formation or organization of each subsidiary of the Borrower and, as to each such subsidiary, the percentage of each class of Equity Interests owned by the Borrower or any such subsidiary.

(b)           As of the Closing Date, there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors’ qualifying shares) of any nature relating to any Equity Interests of any of its Restricted Subsidiaries.

4.9          Litigation; Compliance with Laws.

(a)          As of the Closing Date, except as set forth on Schedule 4.9, there are no actions, suits or proceedings at law or in equity or, to the knowledge of the Borrower, investigations by or on behalf of any Governmental Authority or in arbitration now pending, or, to the knowledge of the Borrower, threatened in writing against the Borrower or its Restricted Subsidiaries:  (i) that involve any Credit Document or (ii) as to which an adverse determination is reasonably probable and which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           None of the Borrower or its Restricted Subsidiaries or their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any law, rule or regulation, or is in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.10         Federal Reserve Regulations.

(a)           None of the Borrower or any of its Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

(b)           No part of the proceeds of any Loan will be used by the Credit Parties, whether directly or indirectly, and whether immediately, incidentally or ultimately, (i) to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose or (ii) for any purpose that entails a violation of, or that is inconsistent with, the provisions of the regulations of the Board of Governors, including Regulation U or Regulation X

4.11         Investment Company Act.  Neither the Borrower nor any of its Restricted Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

4.12         [Reserved].

4.13         Tax Returns.  Except as would not reasonably be expected to have a Material Adverse Effect, each of the Borrower and its Restricted Subsidiaries (i) has timely filed or caused to be timely filed (after giving effect to all extensions) all Tax returns required to have been filed by it and each such Tax return is true and correct in all material respects and (ii) has timely paid or caused to be timely paid all Taxes shown thereon to be due and payable by it and all other Taxes or assessments, except Taxes or assessments that are being contested in good faith by appropriate proceedings in accordance with Section 5.3 and for which the Borrower or its Restricted Subsidiaries (as the case may be) has set aside on its books adequate reserves in accordance with IFRS.

4.14         No Material Misstatements.

(a)           All written information (other than projections, estimates, forecasts, forward looking information and information of a general economic nature or general industry nature) (the “Information”) concerning the Borrower or any of its Restricted Subsidiaries (but as of the Closing Date, only to the knowledge of the Borrower with respect to any Restricted Subsidiary that was not a subsidiary of the Borrower prior to the Closing Date) or the Transactions and otherwise furnished by or on behalf of the foregoing or their representatives and made available to any Lender or the Administrative Agent in connection with the Transactions for use in evaluating the Transactions or the other transactions contemplated hereby, when taken as a whole, was true and correct in all material respects as of the date such Information was furnished to the Lenders and as of the Closing Date and did not, taken as a whole, contain any untrue statement of a material fact as of any such date or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in any material respect in light of the circumstances under which such statements were made (after giving effect to all supplements and updates thereto delivered to the Administrative Agent prior to such time).

(b)           The projections, estimates, forecasts and forward-looking information (other than information of a general economic nature or general industry nature) furnished by or on behalf of the Borrower or its Restricted Subsidiaries and furnished to the Administrative Agent or Lenders have been prepared in good faith based upon assumptions believed by the Borrower to be reasonable at the time made and at the time such projections, estimates, forecasts and forward-looking information was furnished (it being understood that actual results may vary materially from such projections, estimates, forecasts and forward-looking information ) and as of the Closing Date.

4.15         Employee Benefit Plans.

(a)           (i) The Borrower and each of its subsidiaries are in compliance with all applicable provisions and requirements of all applicable laws, rules and regulations with respect to each Employee Benefit Plan, and have performed all their obligations under each Employee Benefit Plan, (ii) each Employee Benefit Plan which is intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service indicating that such Employee Benefit Plan is so qualified and, to the knowledge of the Borrower, nothing has occurred subsequent to the issuance of such determination letter which could cause such Employee Benefit Plan to lose its qualified status, (iii) no liability to the PBGC (other than required premium payments), the Internal Revenue Service, any Employee Benefit Plan or any trust established under Title IV of ERISA has been or is expected to be incurred by the Borrower, any of its subsidiaries or any of their ERISA Affiliates, (iv) no ERISA Event or Canadian Pension Event has occurred or is reasonably expected to occur, (v) the Borrower, each of its subsidiaries and each of their ERISA Affiliates have complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan and (vi) all contributions required to be made under any Canadian Pension Plan have been timely made in accordance with the terms of such plan and applicable laws, (vii) no statutory deemed trust or Lien, other than a Permitted Lien, has arisen or been imposed on the Borrower or any of its subsidiaries or its property in connection with any Canadian Pension Plan; in each case, except as would not reasonably be expected to result, in the aggregate, in a Material Adverse Effect.

(b)          As at the Closing Date, none of the Borrower or any of its subsidiaries sponsors, administers, contributes to, participates in or has any liability in respect of any Canadian Pension Plan.

4.16         Environmental Matters.  Except as set forth on Schedule 4.16, neither the Borrower nor any of its Restricted Subsidiaries is subject to any outstanding written order, consent decree or settlement agreement with any Person relating to any Environmental Law, any Environmental Claim, or any Hazardous Materials Activity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.  Neither the Borrower nor any of its subsidiaries has received any letter or request for information under Section 104 of the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9604) or any comparable state law that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.  There are and, to each of the Borrower’s and its subsidiaries’ knowledge, have been, no conditions, occurrences, or Hazardous Materials Activities which could reasonably be expected to form the basis of an Environmental Claim against Borrower or any of its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, neither the Borrower nor any of its subsidiaries has filed any notice under any Environmental Law indicating past or present treatment of Hazardous Materials at any facility, and none of the Borrower’s or any of its Restricted Subsidiaries’ operations involves the treatment, storage or disposal (“TSD”) of hazardous waste, such as could subject it to regulation as a TSD facility as defined under 40 C.F.R. Parts 260-270 or any state equivalent.  Both the Borrower and the Restricted Subsidiaries are, and for the past two years, have been, in compliance in all material respects with all Environmental Laws, and future compliance with all requirements pursuant to or under Environmental Laws would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  To the knowledge of the Borrower and each of its subsidiaries, no event or condition has occurred or is occurring with respect to the Borrower or any of its subsidiaries relating to any Environmental Law, any Release of Hazardous Materials, or any Hazardous Materials Activity which individually or in the aggregate has had, or would reasonably be expected to have, a Material Adverse Effect.

4.17         Collateral Documents.

(a)           Each Lien under each Security Agreement creates the Lien which it is expressed to create with the ranking and priority it is expressed to have over the property which it is expressed to apply, subject to (i) laws affecting creditors’ rights generally and any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered to the Administrative Agent and Collateral Trustee under Section 3, (ii) the due fulfillment of the applicable perfection requirements set out in any Security Agreement, and (iii) any Permitted Liens.

(b)           Each Security Agreement is effective to create in favor of the Collateral Trustee (for the benefit of the Secured Parties) or, if applicable, in favor of the Secured Parties a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof subject to (a) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting creditors’ rights generally, (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (c) any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered to any Agent under Section 3 and (d) implied covenants of good faith and fair dealing. In the case of (i) the pledged collateral described in each Security Agreement (other than the Swiss Security Agreements), when certificates or promissory notes, as applicable, representing such pledged collateral are delivered to the Collateral Trustee, and in the case of the other Collateral described in such Security Agreement (other than Intellectual Property (but excluding Intellectual Property as defined in the Swiss Intellectual Property Security Agreements as defined in the Schedule I to the Collateral Trust Agreement)), when financing statements and other filings and registrations specified in such Security Agreement are filed in the offices specified in such Security Agreement, and (ii) the Swiss Security Agreements, when the Effective Date (as defined in the relevant Swiss Security Agreements) has occurred (and, in the case of the Swiss Share Pledge (as defined in Schedule I to the Collateral Trust Agreement), when certificates representing the Shares (as defined in the Swiss Share Pledge as defined in Schedule I to the Collateral Trust Agreement) are delivered to the Collateral Trustee), the Collateral Trustee (for the benefit of the Secured Parties) or, if applicable, the Secured Parties, shall have a perfected Lien on, and security interest in, all right, title and interest of the Credit Parties in such Collateral (other than Intellectual Property (but excluding Intellectual Property as defined in the Swiss Intellectual Property Security Agreements as defined in the Schedule I to the Collateral Trust Agreement)), which is addressed in Section 4.17(c)) and, subject to Section 9-315 of the New York UCC in the case of the Pledge and Security Agreement (or any similar or equivalent legislation as in effect from time to time in the applicable jurisdiction), the proceeds thereof, as security for the Obligations to the extent perfection can be obtained by filing UCC financing statements (or similar documents, if any), in each case prior and superior in right to the Lien of any other Person, except for Permitted Liens, to the extent any such Permitted Lien would have priority over the Liens in favor of the Collateral Trustee pursuant to applicable law or any contract).

(c)           In the case of Collateral (described in each Security Agreement (other than the Swiss Intellectual Property Security Agreements as defined in the Schedule I to the Collateral Trust Agreement)) that consists of Intellectual Property, when the Pledge and Security Agreement or a short-form version thereof is properly filed in the United States Patent and Trademark Office and the United States Copyright Office, and, with respect to Collateral in which a security interest cannot be perfected by such filings, upon the proper filing of the financing statements referred to in paragraph (b) of this Section 4.17, the Collateral Trustee (for the benefit of the Secured Parties) shall have, solely if and to the extent that a Lien on and security interest in such Intellectual Property can be perfected by such filings in such offices, a fully perfected Lien on, and security interest in, all right, title and interest of the Credit Parties thereunder in all such Intellectual Property in the United States, in each case prior and superior in right to the Lien of any other Person (except for Permitted Liens, to the extent any such Permitted Lien would have priority over the Liens in favor of the Collateral Trustee pursuant to applicable law or any contract) (it being understood that subsequent recordings in the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect a Lien on registered trademarks and patents, trademark and patent applications and registered copyrights and copyright applications applied for, acquired by, or issued to the Grantors (as defined in the Pledge and Security Agreement) after the Closing Date).

4.18         Insurance.  Schedule 4.18 sets forth a true, complete and correct description of all material casualty and liability insurance maintained by the Borrower and its subsidiaries as of the Closing Date.  The Borrower and its Restricted Subsidiaries (after giving effect to all self-insurance) have insurance in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses of the same size and character as the business of the Borrower or the Restricted Subsidiary, as applicable, and, to the extent relevant, owning similar properties in localities where such Person operates.

4.19        Solvency.  On the Closing Date, after giving effect to the consummation of the Transactions, the issuance and sale of the 8.00% New Senior Secured Notes and after giving effect to the application of the proceeds of such Indebtedness under such Transactions:

(a)            the amount of the fair saleable value of the assets of the Borrower and its Restricted Subsidiaries on a going concern basis exceeds the value of all liabilities of the Borrower and its Restricted Subsidiaries, including contingent and other liabilities, as generally determined in accordance with applicable United States federal laws governing determinations of the insolvency of debtors;

(b)            the amount of the fair saleable value of the assets of the Borrower and its Restricted Subsidiaries on a going concern basis exceeds the amount that will be required to pay the probable liabilities of the Borrower and its Restricted Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured;

(c)            the Borrower and its Restricted Subsidiaries do not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and

(d)            the Borrower and its Restricted Subsidiaries will be able to pay their liabilities, including contingent and other liabilities, as they mature.

For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that could reasonably be expected to become an actual and matured liability.  Any reference to the Borrower and its Restricted Subsidiaries in this Section 4.19 shall be understood to mean the Borrower and its Restricted Subsidiaries taken as a whole.

4.20        [Reserved].

4.21        Intellectual Property.  Except as set forth on Schedule 4.21 or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) none of the Borrower or its Restricted Subsidiaries, nor the operation of their respective businesses, is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, (b) neither the Borrower nor any of its Restricted Subsidiaries has received any written notice that any claim or litigation regarding any of the foregoing is pending or, to the knowledge of the Borrower, threatened and (c) to the knowledge of the Borrower, no Person has infringed, misappropriated or violated any Intellectual Property owned by the Borrower or any of its Restricted Subsidiaries.

4.22        Anti-Terrorism Laws.

(a)           No Credit Party is in violation in any material respect of any applicable law relating to Sanctions, terrorism or money laundering (“Anti-Terrorism Laws”), including, without limitation, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, the U.S.A. Patriot Act, the laws and regulations administered by OFAC, the Trading with the Enemy Act (12 U.S.C. §95), the Canadian Anti-Corruption and Sanctions Laws and the International Emergency Economic Powers Act (50 U.S.C. §§1701 1707).

(b)           Neither any Credit Party, nor any Restricted Subsidiary, nor to the knowledge of any Credit Parties any of their respective officers, directors, employees, or agents, is any of the following:

(i)             a Prohibited Person or a Person controlled by, or acting for or on behalf of, any Person that is a Prohibited Person;

(ii)            a Person who is located, incorporated, organized or ordinarily resident in a Sanctioned Jurisdiction.

(c)           The Borrower and the Restricted Subsidiaries will not directly or, to the knowledge of any Credit Party indirectly use the proceeds of the Loans to violate any Anti-Terrorism Laws or any Anti-Corruption Laws, in each case, to the extent applicable.

4.23         Anti-Corruption Laws.  Neither any Credit Party nor any Restricted Subsidiary nor any of their respective officers or directors nor, to their knowledge, any of their respective employees or agents, has, directly or indirectly, (i) paid, offered, promised to pay, or authorized the payment or gift of any money or anything of value to any Foreign Official for the purpose of influencing any act or decision of such Foreign Official or of such Foreign Official’s Governmental Authority or to secure any improper advantage, for the purpose of obtaining or retaining business for or with, or directing business to, any Person, in each case in violation in any material respect of any applicable Anti-Corruption Laws in the jurisdictions in which it operates, or (ii) otherwise violated any Anti-Corruption Laws in any material respect.  The Borrower, on behalf of itself and each Credit Party, has implemented and maintains in effect policies and procedures designed to ensure compliance by the Borrower and the Credit Parties, its and their subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws.

4.24         Undisclosed Liabilities.  The Borrower and the Restricted Subsidiaries have no material obligations or liabilities, matured or unmatured, fixed or contingent, other than (i) those set forth or adequately provided for in the financial statements delivered to the Administrative Agent pursuant to this Agreement, (ii) those incurred in the ordinary course of business and not required to be set forth in the financial statements under IFRS, (iii) those incurred in the ordinary course of business since the date of the most recently delivered balance sheet, (iv) those incurred in connection with the execution of this Agreement and (v) those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.25         Labor Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (a) there are no strikes, lockouts, slowdowns or other material labor disputes with respect to employees of the Credit Parties against any Credit Party pending or, to the knowledge of any Responsible Officer of the Borrower, threatened, (b) the Credit Parties and the subsidiaries are, to the knowledge of any Responsible Officer of the Borrower, in compliance with all applicable laws respecting wages and hours of employees, including the Fair Labor Standards Act, (c) there is, to the knowledge of any Responsible Officer of the Borrower, no union organization activity taking place among the employees of the Credit Parties and (d) all payments due from any Credit Party or any subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Credit Party or such subsidiary to the extent required by IFRS or GAAP, as applicable, and each Credit Party has withheld and remitted all employee withholdings to be withheld or remitted by it and has made all employer contributions to be made by it, in each case pursuant to applicable law on account of employment insurance and employee income taxes and any other required payroll deduction.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Borrower or any of the subsidiaries is a party or by which the Borrower or any of the subsidiaries is bound.

4.26         Central Administration; COMI.  For the purposes of the European Insolvency Regulation, the centre of main interest (as that term is used in Article 3(1) of the European Insolvency Regulation of each Credit Party and each Material Subsidiary incorporated in the European Union) is situated in its jurisdiction of incorporation.

SECTION 5.         AFFIRMATIVE COVENANTS

The Borrower covenants and agrees that until the payment in full of the principal of and interest on each Loan and the payment in full of all fees and all other expenses or amounts payable under any Credit Document (other than amounts in respect of indemnification, expense reimbursement, yield protection or tax gross-up and other contingent obligations with respect to which no claim has been made), the Borrower shall perform, and shall cause its Restricted Subsidiaries to perform all covenants in this Section 5.

5.1           Existence; Material Properties.

(a)           Except as otherwise expressly permitted under this Agreement, (i) do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, and (ii) maintain all rights and franchises, licenses and permits material to the conduct of its business, in each case, except where the failure to so maintain would not reasonably be expected to result in a Material Adverse Effect.

(b)           Do or cause to be done all things necessary to at all times maintain and preserve all material property necessary to the normal conduct of its business and keep such property in good repair, working order and condition (with ordinary wear and tear and any casualty or condemnation excepted), except where the failure to do so would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

5.2           Insurance.  Maintain casualty and liability insurance in such amounts and against such risks as are customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations (after giving effect to any self-insurance) and, with respect to the Collateral, use commercially reasonable efforts to cause any material (i) property and property casualty insurance policies to be endorsed or otherwise amended to include a “standard” or “New York” lender’s loss payable endorsement (or comparable provisions applicable in the relevant foreign jurisdiction) and (ii) liability policy to identify the Collateral Trustee (on behalf of itself and the Secured Parties) as additional insured thereunder as its interest may appear, in each case in form and substance reasonably satisfactory to the Collateral Trustee.  Without limiting the generality of the foregoing, the Borrower will maintain or cause to be maintained flood insurance with respect to each Flood Hazard Property that is subject to a mortgage that is located in a community that participates in the National Flood Insurance Program, in each case in compliance with any applicable regulations of the Board of Directors.

5.3           Payment of Obligations.  Pay and discharge promptly when due all obligations and liabilities (including, without limitation, Taxes imposed upon it or upon its income or profits or in respect of its property), before the same shall become delinquent or in default, as well as all lawful claims that, if unpaid, might give rise to a Lien upon such properties or any part thereof; provided, however, that such payment and discharge shall not be required (a) with respect to any such Tax so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and Borrower or the affected Restricted Subsidiary, as applicable, shall have set aside on its books adequate reserves to the extent required in accordance with IFRS with respect thereto, or (b) to the extent failure to do so would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.  Timely file or cause to be timely filed (after giving effect to all extensions) all Tax returns required to be filed by it, except to the extent failure to do so would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.4           Financial Statements, Reports, Unrestricted Subsidiaries, Etc.  Furnish to the Administrative Agent, who shall furnish to each Lender (including each Public Lender):

(a)           (i) within 90 days after the end of each Fiscal Year, (i) a consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows showing the financial position of the Borrower and its subsidiaries as of the close of such Fiscal Year and their consolidated financial performance and cash flows for such year and setting forth in comparative form the corresponding figures for the prior Fiscal Year and (ii) a Narrative Report for such Fiscal Year, which consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows shall be audited by chartered professional accountants of recognized national standing in Canada (or equivalent) and accompanied by an opinion of such accountants (which opinion shall not be qualified as to scope of audit or as to the status of the Borrower or any Material Subsidiary as a going concern (other than, in the case of going concern, an explanatory note with respect to an upcoming maturity of any series of indebtedness, Loans or Commitments or the breach or anticipated breach of any financial covenant) to the effect that such consolidated financial statements present fairly, in all material respects, the financial position and financial performance and cash flows of the Borrower and its subsidiaries on a consolidated basis in accordance with IFRS (it being understood that the delivery by the Borrower of an Annual Report on Form 10-K, or the equivalent filed with the Canadian Securities Administrators and the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) website shall satisfy the requirements of this Section 5.4(a) to the extent such Annual Report includes the information specified herein);

(b)           within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, commencing with the Fiscal Quarter ending September 30, 2018, (i) a consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows showing the financial position of the Borrower and its subsidiaries as of the close of such Fiscal Quarter and the consolidated financial performance and cash flows for such Fiscal Quarter and the then-elapsed portion of the Fiscal Year and setting forth in comparative form the corresponding figures for the corresponding periods of the prior Fiscal Year and (ii) a Narrative Report for such Fiscal Quarter, all of which shall be in reasonable detail and which consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows shall be certified by a Financial Officer of the Borrower on behalf of the Borrower as fairly presenting, in all material respects, the financial performance and cash flows of the Borrower and its subsidiaries on a consolidated basis in accordance with IFRS (subject to normal year-end audit adjustments and the absence of footnotes) (it being understood that the delivery by the Borrower of a Quarterly Report on Form 10-Q or the equivalent filed with the SEDAR website shall satisfy the requirements of this Section 5.4(b) to the extent such quarterly reports include the information specified herein);

(c)            within five (5) Business Days of any delivery of financial statements under paragraph (a) or (b) of this Section 5.4, a Compliance Certificate of a Financial Officer of the Borrower (i) certifying that no Event of Default or Default has occurred that is then continuing, except as set forth therein and (ii) a list identifying any changes to the Restricted Subsidiaries or Unrestricted Subsidiaries of the Borrower as of the date of delivery of such financial statements or confirming that there is no change in such information since the later of the Closing Date and the most recent prior delivery of such information.

(d)           within 90 days after the beginning of each Fiscal Year, a consolidated annual budget for such Fiscal Year, including a description of underlying assumptions with respect thereto, which budget shall in each case be accompanied by the statement of a Financial Officer of the Borrower to the effect that such budget is based on assumptions believed by such Financial Officer to be reasonable as of the date of delivery thereof;

(e)            promptly, from time to time, such other customary information (which is readily available) regarding the operations, business affairs and financial condition of the Credit Parties and their Restricted Subsidiaries and their compliance with the terms of any Credit Document, in each case, as the Administrative Agent may reasonably request (for itself or on behalf of any Lender);

(f)             promptly upon becoming aware of the occurrence of any ERISA Event or Canadian Pension Event, a written notice specifying the nature thereof, what action Borrower, any of its subsidiaries or any of their respective ERISA Affiliates has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened in writing by the Internal Revenue Service, the Department of Labor, the PBGC or the applicable pension regulator in Canada with respect thereto;

(g)            promptly upon establishing, contributing to, commencing participation in or assuming any liability in respect of any Canadian DB Plan, a written notice specifying the nature thereof; and

(h)           promptly upon request by the Administrative Agent, a copy of the most recent valuation report and any supplemental cost certificates that have been filed with a Governmental Authority with respect to each Canadian DB Plan.

5.5           Litigation and Other Notices.  Furnish to the Administrative Agent written notice (promptly after any Authorized Officer of the Borrower obtains actual knowledge thereof) of the following and which notice the Administrative Agent shall furnish to the Lenders:

(a)           any Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto; and

(b)           the filing or commencement of, or any written threat or written notice of intention of any Person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority or in arbitration, against Borrower or any other Credit Party as to which an adverse determination is reasonably probable and that, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

5.6          Compliance with Laws.  Comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (including, without limitation, ERISA, OFAC, the Anti-Corruption Laws and the Anti-Terrorism Laws, the PATRIOT Act and, to the extent applicable, other anti-terrorism laws, anti-bribery and corruption laws, anti-money laundering laws and Sanctions), except (other than in the case of Anti-Corruption Laws and Anti-Terrorism Laws which the Credit Parties shall comply in all material respects) where the failure to do so would not reasonably be expected to result in a Material Adverse Effect; provided that this Section 5.6 shall not apply to Environmental Laws, which are the subject of Section 5.10, or to laws related to Taxes, which are the subject of Section 5.3.

5.7          Maintaining Records; Access to Properties and Inspections.  Maintain adequate books of record and account in which full, true and correct entries in conformity in all material respects, with IFRS or GAAP, as applicable, shall be made of all dealings and transactions in relation to its business and activities and, upon at least ten (10) Business Days’ notice (or, if an Event of Default has occurred and is continuing, upon at least five (5) Business Days’ notice), permit the Administrative Agent to visit and inspect the financial records and the properties of the Borrower and its Restricted Subsidiaries at reasonable times to be agreed during normal business hours, up to twice a year (or, if an Event of Default shall have occurred and be continuing, such visit and inspection may occur from time to time), subject to (i) reasonable requirements of confidentiality, including requirements imposed by law or by contract and (ii) the rights of tenants (to the extent the tenants are not the Borrower or any of its subsidiaries), if applicable.  The Borrower shall reimburse the Administrative Agent for its actual out-of-pocket costs incurred in connection with such visits or inspections following the occurrence and during the continuance of an Event of Default.

5.8           Lender Calls.  Following delivery of the annual financial statements pursuant to Section 5.4(a) or any quarterly financial statement pursuant to Section 5.4(b), the Borrower shall hold an update call (which call shall take place promptly, but in any case within ten (10) Business Days following the delivery of such financial statements, and on a Business Day selected by the Borrower or on such other date as may be agreed with the Administrative Agent) with a Financial Officer of the Borrower and the Lenders to discuss the financial position, financial performance and cash flows of the Borrower and its Restricted Subsidiaries for the period covered by the applicable financial statements; provided, however, if the Borrower is holding a conference call open to the public to discuss such results, the Borrower will not be required to hold a separate call for the Lenders; provided, further, however, that the Borrower shall provide a supplemental call to the Lenders for the purpose of discussing any material non-public information not otherwise addressed during any such public call.

5.9           Use of Proceeds.

(a)           [Reserved];

(b)           Ensure that no Credit Party will use the proceeds of the Loans, directly or, to the knowledge of any Credit Party, indirectly, in violation of any Anti-Terrorism Law or any Anti-Corruption Law; and

(c)           No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that would entail a violation of Regulation T, Regulation U or Regulation X.

(d)           No proceeds of the Loans received under this Agreement and/or any other Credit Document will be used, directly or indirectly, in Switzerland, unless the Swiss Federal Tax Administration has confirmed in writing that such use of proceeds in Switzerland does not result in Swiss withholding tax consequences.

5.10         Compliance with Environmental Laws.  Comply with all Environmental Laws applicable to its operations and properties; and comply with and obtain and renew all material permits, licenses and other approvals required pursuant to Environmental Law for its operations and properties, except, in each case with respect to this Section 5.10, to the extent the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.11         Further Assurances; Additional Security.

(a)           (i) As promptly as practicable, and in any event within the time periods after the Closing Date specified in Schedule 5.11 (or such later date as the Administrative Agent reasonably agrees to in writing), the Borrower shall deliver, or cause to be delivered, the documents or take the actions specified on Schedule 5.11 and (ii) after the Closing Date, the Borrower or any other Credit Party shall execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements and other documents and recordings of Liens in stock registries), that may be required under any applicable law, or that the Administrative Agent or the Collateral Trustee may reasonably request, to satisfy the Collateral and Guarantee Requirement and to cause the Collateral and Guarantee Requirement to be and remain satisfied, all at the expense of the Borrower, and provide to the Administrative Agent and the Collateral Trustee, from time to time upon reasonable request, evidence reasonably satisfactory to the Administrative Agent and the Collateral Trustee as to the perfection and priority of the Liens created or intended to be created by the Collateral Documents.

(b)           If the Borrower or any Credit Party acquires fee-owned real property after the Closing Date (with any fee-owned real property of (x) any Restricted Subsidiary that is acquired after the Closing Date and becomes a Credit Party, (y) any subsidiary that is designated a Restricted Subsidiary pursuant to a Subsidiary Redesignation and becomes a Credit Party and (z) any Immaterial Subsidiary that is designated a Material Subsidiary and becomes a Credit Party being deemed to have been acquired after the Closing Date) that has a fair market value of more than $10,000,000 on an individual basis at the time of acquisition of fee ownership of such real property (i) notify the Administrative Agent in writing and provide the Administrative Agent with a complete description of such property (including its legal description) reasonably promptly following the acquisition thereof, (ii) cause each such fee-owned real property to be subject to a registered mortgage or deed of trust securing the Obligations within ninety (90) days of the date of such acquisition (or such longer period as may be agreed by the Administrative Agent), (iii) obtain fully paid American Land Title Association Lender’s Extended Coverage title insurance policies (or local equivalent lender’s title insurance policies for real property outside of the United States) in form and substance, with endorsements (including zoning endorsements where available) and in required amounts (the “Mortgage Policies”), (iv) obtain American Land Title Association/American Congress on Surveying and Mapping form surveys (or local equivalent), dated no more than thirty (30) days before the date of their delivery to the Administrative Agent, certified to the Administrative Agent and the issuer of the Mortgage Policies, (v) obtain (A) customary, favorable opinions of local counsel or title insurance to the applicable Credit Parties (x) with respect to the enforceability and perfection of any such mortgage or deed of trust in the states or provinces in which such fee-owned real properties are located and (y) with respect to the valid existence, corporate power and authority of the applicable Credit Parties in the granting of such mortgage or deed of trust in the states, provinces or federal jurisdictions in which the Credit Parties party to such mortgages or deeds of trust are organized or formed or (B) title insurance, as applicable, (vi) if any such fee-owned real property is located within a “special flood hazard area” as determined by the Federal Emergency Management Agency, provide to the Administrative Agent (A) written acknowledgment by the applicable Credit Party of receipt of written notification from the Collateral Trustee that such property is in a “special flood hazard area” and whether such property is participating in the National Flood Insurance Program and (B) evidence of such flood insurance as may be required under applicable law and otherwise consistent with the requirements of Section 5.2 and naming the Collateral Trustee as sole loss payee on behalf of the Secured Parties or evidence of such other insurance required by the Administrative Agent, acting reasonably, in any other jurisdiction where a Credit Party acquires fee-owned real property subject to this provision and (vii) take, and cause the applicable Credit Party to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to perfect such Liens, including actions described in paragraph (a) of this Section 5.11, in each case, at the expense of the Credit Parties, subject to paragraph (e) of this Section 5.11.

(c)           If any additional subsidiary of the Borrower (other than an Excluded Subsidiary) is formed or acquired after the Closing Date, within thirty (30) days after the date such subsidiary is formed or acquired (or such longer period as may be agreed by the Administrative Agent), notify the Administrative Agent in writing thereof and, within sixty (60) days after the date such subsidiary is formed or acquired (or such longer period as the Administrative Agent shall agree), cause the Collateral and Guarantee Requirement to be satisfied with respect to such subsidiary and with respect to any Equity Interest in or Indebtedness of such subsidiary owned by or on behalf of the Borrower or any other Credit Party, subject to paragraph (e) of this Section 5.11.

(d)           (i)  Furnish to the Administrative Agent within thirty (30) days thereafter written notice of any change in (A) corporate or organization name, (B) organizational structure; (C) organizational identification number (or equivalent), or (D) jurisdiction of formation, with respect to the Borrower and the other Credit Parties; provided that the Borrower shall not effect or permit any such change unless all filings have been made, or will have been made within any statutory period, under the UCC or otherwise that are required in order for the Collateral Trustee for the benefit of the Secured Parties to continue at all times following such change to have a valid, legal and perfected security interest in all Collateral (to the extent otherwise required hereunder) for the benefit of the applicable Secured Parties and (ii) promptly notify the Administrative Agent if any material portion of the Collateral is damaged or destroyed.

(e)           The Collateral and Guarantee Requirement and the other provisions of this Section 5.11 need not be satisfied with respect to any Excluded Property or any exclusions and carve-outs from the perfection requirements set forth in the applicable Security Agreement.

(f)            With respect to real property, no perfection steps shall be required by any means other than (1) solely with respect to any properties subject to any mortgages on fee-owned real property not excluded from the Collateral pursuant to this Agreement (“Required Mortgages”), fixture filings pursuant to the UCC in the applicable UCC filing office of the relevant jurisdiction in which such fee-owned real property is located and (2) the recording of Required Mortgages in the applicable county offices referred to in the foregoing clause (1).  Notwithstanding the foregoing, any Required Mortgage will be permitted to be delivered after the Closing Date.

(g)           (i) All additional Equity Interests of MIPCo issued to the MIP Shareholders shall be pledged to the Collateral Trustee pursuant to the Jersey Share Security Agreement, (ii) the Collateral Trustee (or a designated bailee thereof), for the benefit of the Secured Parties, shall have received all certificates or other instruments (if any) representing such Equity Interests of MIPCo, together with stock powers or other instruments of transfer with respect thereto (undated and endorsed in blank) and bought and sold notes required to effect transfer of pledged Equity Interests of MIPCo, to the extent required by the Security Agreements and (iii) all additional rights that the MIP Shareholders may have in any contracts that are assigned pursuant to the English Assignment Agreement shall be pledged.

Notwithstanding anything to the contrary in this Agreement, the Pledge and Security Agreement or any other Credit Document, (x) the Administrative Agent may, but shall not be obliged to, grant extensions of time for, or waive the requirements to obtain, the creation or perfection of security interests in, or the obtaining of title insurance and surveys with respect to, particular assets (including extensions beyond the Closing Date for the perfection of security interests in the assets of the Credit Parties on such date) where it determines, in consultation with the Borrower, that the cost, burden or consequences (including adverse Tax consequences) of obtaining or perfecting a security interest in such assets outweighs the practical benefit afforded to the Secured Parties thereby; and (y) Liens required to be granted from time to time pursuant to the Collateral Documents shall be subject to exceptions and limitations set forth in the Collateral Documents and, to the extent appropriate in the applicable jurisdictions, as otherwise agreed between the Administrative Agent and the Borrower.

5.12         Maintenance of Ratings.  Use commercially reasonable efforts to maintain at all times a credit rating by each of S&P and Moody’s in respect of the Initial Term Loans and a corporate rating by S&P and a corporate family rating by Moody’s for the Borrower, in each case, with no requirement to maintain any specific minimum rating.

5.13         COMI.  With respect to each Credit Party subject to the European Insolvency Regulation, shall not, without the prior written consent of the Administrative Agent, change its centre of main interest (as that term is used in Article 3(1) of the European Insolvency Regulation) from its jurisdiction of incorporation.

5.14         Companies Act 2014 of Ireland.  Each Irish Domiciled Credit Party shall comply in all respects with Sections 82 and 239 of the Companies Act 2014 of Ireland, including in relation to the execution of this Agreement, any other Credit Document(s) to which it is a party and the payment of amounts due under this Agreement or any other Credit Document(s) to which it is a party.

5.15         Anti-Corruption, Sanctions and Data Protection Laws.  The Borrower and its Restricted Subsidiaries shall maintain in effect and enforce policies and procedures reasonably designed to ensure compliance by the Borrower and its Restricted Subsidiaries and their respective directors, officers, employees and agents with Data Protection Laws, Anti-Corruption Laws and applicable Sanctions, except where such failure to maintain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Borrower and its Restricted Subsidiaries shall consult in good faith with the Administrative Agent (in consultation with the Requisite Lenders) on the implementation of revised policies and procedures relating to Data Protection Laws, Anti-Corruption Laws and applicable Sanctions pending as of the date hereof. The Borrower and its Restricted Subsidiaries shall not rely on the input, authorization or approval of the Administrative Agent for compliance with this Section 5.15.

SECTION 6.          NEGATIVE COVENANTS

The Borrower covenants and agrees that until the payment in full of the principal of and interest on each Loan and the payment in full of all fees and all other expenses or amounts payable under any Credit Document (other than amounts in respect of indemnification, expense reimbursement, yield protection or tax gross-up and other contingent obligations with respect to which no claim has been made), the Borrower shall perform, and shall cause each of its Restricted Subsidiaries to perform, all covenants in this Section 6.

None of the Borrower or any Restricted Subsidiary shall:

6.1          Indebtedness.  Incur, create, assume, guarantee or permit to exist any Indebtedness, except:

(a)            Indebtedness existing on the Closing Date either (i) set forth on Schedule 6.1(a) or (ii) individually with a principal amount of less than $100,000, and, in each case, any Refinancing Indebtedness incurred to Refinance any such Indebtedness (clauses (i) and (ii) collectively, the “Permitted Surviving Debt”);

(b)           Indebtedness created hereunder or under the other Credit Documents, Refinancing Term Loans, Refinancing Equivalent Debt, Incremental Term Loans, Incremental Equivalent Debt and any Refinancing Indebtedness incurred to Refinance any of the foregoing Indebtedness;

(c)           (i) other Indebtedness of the Borrower or any Restricted Subsidiary secured on a pari passu or junior Lien basis with respect to the Liens securing the Obligations or on an unsecured basis; provided, that (A) in the case of Indebtedness secured on a pari passu or senior Lien basis, the Senior Secured Net Leverage Ratio (calculated on a Pro Forma Basis) as of the end of the most recent Test Period is not greater than 5.00:1.00 and (B) in the case of Indebtedness secured on a junior Lien basis or secured by assets other than the Collateral or unsecured Indebtedness, the Total Net Leverage Ratio (calculated on a Pro Forma Basis) as of the end of the most recent Test Period is not greater than 6.50:1.00; provided further that, in the case of any Indebtedness incurred under this clause (c), (1) such Indebtedness shall not mature prior to the date that is 91 days after the Maturity Date of the Term Loans or have a Weighted Average Life to Maturity less than the Weighted Average Life to Maturity of the Term Loans plus 91 days, (2) such Indebtedness shall not have mandatory prepayment, redemption or offer to purchase events more onerous than those set forth in this Agreement except to the extent applying to periods solely after the Latest Maturity Date of Loans outstanding hereunder, (3) the other terms and conditions of such Indebtedness (excluding pricing and optional prepayment or redemption terms) reflect market terms and conditions at the time of incurrence or issuance of such Indebtedness, (4) to the extent (x) such Indebtedness incurred is secured by a Lien on the Collateral or (y) the aggregate principal amount of any such Indebtedness is in excess of $25,000,000 and such Indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such Indebtedness is incurred or issued subject to an Intercreditor Agreement, (5) if any such Indebtedness is secured on a pari passu basis with respect to the Liens securing the Obligations, then such Indebtedness shall be in the form of notes or other debt securities in each case and (6) prior to January 1, 2019, such indebtedness may only be incurred to finance Permitted Acquisitions and (ii) any Refinancing Indebtedness incurred in respect thereof;

(d)           (i) Indebtedness of the Credit Parties pursuant to the 8.00% New Senior Secured Notes; provided that the aggregate principal amount thereof shall not exceed $299,972,000 at any time outstanding; and (ii) any Refinancing Indebtedness incurred in respect thereof;

(e)            Indebtedness pursuant to (i) Hedge Agreements not entered into for speculative purposes and (ii) Cash Management Agreements;

(f)             Indebtedness owed to (including obligations in respect of letters of credit or bank guarantees or similar instruments for the benefit of) any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance pursuant to reimbursement or indemnification obligations to such Person, in each case, in the ordinary course of business; provided that, upon the incurrence of Indebtedness with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than sixty (60) days following such incurrence;

(g)            Indebtedness of the Borrower to any Restricted Subsidiary and of any Restricted Subsidiary to the Borrower or any other Restricted Subsidiary; provided that (i) any Indebtedness (including intercompany loans and other Investments constituting Indebtedness) owing, and guarantees provided, by a Credit Party to a Restricted Subsidiary that is not a Credit Party and will not become a Credit Party in connection with the incurrence of such Indebtedness (or related Investment) shall be subordinated to the Obligations on terms reasonably satisfactory to the Administrative Agent, (ii) the aggregate principal amount of such Indebtedness incurred pursuant to this subclause (g) by a Restricted Subsidiary that is not a Credit Party owing to a Credit Party and Investments by Credit Parties in Restricted Subsidiaries that are not Credit Parties and will not become a Credit Party in connection with the incurrence of such Investment pursuant to Section 6.3(l), shall not exceed in the aggregate the greater of (x) $58,000,000 and (y) 2.5% of Consolidated Total Assets and (iii) to the extent the aggregate principal amount of any such Indebtedness is in excess of $25,000,000 and such Indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such Indebtedness is incurred or issued subject to an Intercreditor Agreement;

(h)            Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, including (i) those incurred to secure health, safety and environmental obligations and (ii) performance guarantees of suppliers, customers, franchisees and licensees of the Borrower and its Restricted Subsidiaries;

(i)             Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management treasury services in the ordinary course of business;

(j)            Indebtedness of the Borrower and the Restricted Subsidiaries assumed in connection with Permitted Acquisitions at any time outstanding so long as (i) such Indebtedness is not incurred to finance or in contemplation of any such acquisition, (ii) after giving effect to the assumption of such Indebtedness and such Permitted Acquisition on a Pro Forma Basis as of the last day of the most recent Fiscal Quarter of the Borrower for which financial statements have been made available (or were required to be made available) pursuant to Section 5.4(a) or (b), the Total Net Leverage Ratio (calculated on a Pro Forma Basis) (x) does not exceed 6.50:1.00 or (y) would be equal to or less than immediately prior to such assumption of Indebtedness and such Permitted Acquisition, and (iii) before and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing;

(k)           Capital Lease Obligations and other Indebtedness incurred to finance the acquisition, installations, repairs, improvement and removal of fixed or capital assets in an aggregate outstanding principal amount not to exceed, at the time of incurrence of such Indebtedness (and after giving effect thereto), the greater of (i) $29,000,000 and (ii) 1.25% of Consolidated Total Assets;

(l)            guarantees (i) by the Borrower or any Credit Party of any Indebtedness of the Borrower or any Credit Party permitted to be incurred under this Agreement, (ii) by the Borrower or any Credit Party of Indebtedness otherwise permitted hereunder of any Restricted Subsidiary that is not a Credit Party to the extent such guarantees are permitted by Section 6.3 and (iii) by any Restricted Subsidiary of the Borrower that is not a Credit Party of Indebtedness of another Restricted Subsidiary of the Borrower that is not a Credit Party permitted to be incurred under this Agreement; provided that guarantees by the Borrower or any Credit Party under this Section 6.1(l) of any other Indebtedness of a Person that is subordinated to other Indebtedness of such Person shall be expressly subordinated to the Obligations on terms not less favorable to the Lenders than the subordination terms applicable to such other Indebtedness;

(m)           Indebtedness arising from agreements of the Borrower or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), in each case, incurred or assumed in connection, and substantially simultaneously with, or prior to and for the purpose of consummating, any Permitted Acquisition or other Investment or the disposition of any business, assets or a subsidiary not prohibited by this Agreement, other than guarantees of Indebtedness for borrowed money incurred for the purpose of financing such Permitted Acquisition or other Investment or the acquisition of such business, assets or subsidiary;

(n)           Indebtedness arising pursuant to appeal bonds or similar instruments required in connection with judgments that do not result in a Default or Event of Default;

(o)            Indebtedness consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(p)           all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in subclauses (a) through (o) above and subclauses (q) through (bb) below;

(q)           Indebtedness of the Borrower and the Restricted Subsidiaries incurred under overdraft facilities (including, but not limited to, intraday, automated clearing house and purchasing card services) extended by one or more financial institutions and established for the Borrower’s and the Restricted Subsidiaries’ ordinary course of operations;

(r)            Indebtedness in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of other Indebtedness) in each case, incurred in the ordinary course of business;

(s)            unsecured Indebtedness in respect of obligations to pay the deferred purchase price of goods, services, licenses or progress payments in connection with such goods, services and licenses incurred in the ordinary course of business and not in connection with the borrowing of money or any Hedge Agreements;

(t)            Indebtedness representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business;

(u)           Indebtedness consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Equity Interests of the Borrower permitted by Section 6.3;

(v)           Indebtedness consisting of obligations under deferred compensation or other similar arrangements incurred by such Person in connection with Permitted Acquisitions or any other Investment permitted hereunder

(w)           guarantees of any lease permitted hereunder of real property entered into by the Borrower or any Restricted Subsidiary;

(x)            Indebtedness in an aggregate amount equal to 100% of the net cash proceeds received by the Borrower from the issuance or sale of its Equity Interests (other than Disqualified Stock) after the Closing Date excluding any Equity Interests issued or capital contribution made on or prior to the Closing Date; provided that, the amount of such proceeds or capital contribution shall not count toward Cumulative Credit;

(y)           Indebtedness of any Restricted Subsidiary that is not a Credit Party under any working capital or similar line of credit in an aggregate outstanding principal amount not to exceed $10,000,000;

(z)            Indebtedness incurred to finance any acquisition permitted hereunder so long as after giving pro forma effect thereto (A) if such Indebtedness is secured on a pari passu basis with the Initial Term Loans, the Senior Secured Net Leverage Ratio (calculated on a Pro Forma Basis) as of the end of the most recent Test Period does not exceed the greater of (1) 5.00:1.00 and (2) the Senior Secured Net Leverage Ratio as of the last day of the then-most recently completed fiscal quarter (provided that any such Indebtedness that is incurred by any Credit Party in the form of term loans that are pari passu with the Initial Term Loans in right of payment and with respect to security shall be subject to the MFN Adjustment pricing adjustment) and (B), if such indebtedness is secured on a junior basis to the Initial Term Loans, is secured by assets other than the Collateral, or is unsecured, the Total Net Leverage Ratio (calculated on a Pro Forma Basis) does not exceed the greater of (1) 6.50:1.00 and (2) the Total Net Leverage Ratio as of the last day of the then-most recently completed fiscal quarter (this clause 6.1(bb) the “Incurred Acquisition Debt Basket”);

(aa)           Indebtedness of the Borrower and the other Credit Parties under a revolving facility which may provide for “super-priority” status under customary terms, including a “first-out” basis in the Collateral waterfall provision, in an aggregate principal amount of up to the greater of (x) $150 million at any time outstanding or (y) 50% of Consolidated Adjusted EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250,000,000 (the “Revolving Facility”), the proceeds of which shall not be used to fund any acquisitions, joint ventures, minority investments or investments in Unrestricted Subsidiaries; and

(bb)         other Indebtedness in an aggregate principal amount outstanding not to exceed the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets; provided that, to the extent the aggregate principal amount of any such Indebtedness is in excess of $25,000,000 and such Indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such Indebtedness is incurred or issued subject to an Intercreditor Agreement;

provided that any such Indebtedness incurred by Restricted Subsidiaries that are not Credit Parties pursuant to clauses (c), (z) and (bb) above, shall not exceed an aggregate principal amount outstanding equal to the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets.

For purposes of determining compliance with this Section 6.1, (A) Indebtedness need not be permitted solely by reference to one category of permitted Indebtedness described in Section 6.1(a) and (d) through (bb) but may be permitted in part under any combination thereof and (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness described in Sections 6.1(a) and (d) through (bb), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 6.1 and will only be required to include the amount and type of such item of Indebtedness (or any portion thereof) in one of the above clauses and such item of Indebtedness shall be treated as having been incurred or existing pursuant to only one of such clauses; provided, however, that no such reclassification or division shall be permitted with respect to any Indebtedness incurred pursuant to Section 6.1(b) (c), (d), (z) or (aa).  In addition, with respect to any Indebtedness that was permitted to be incurred hereunder on the date of such incurrence, any Increased Amount of such Indebtedness shall also be permitted hereunder after the date of such incurrence.

6.2           Liens.  Create, incur, assume or permit to exist any Lien on any property or assets (including stock or other securities of any Person, including any subsidiary) at the time owned by it or on any income, revenues or rights in respect of any thereof, except:

(a)            (i) Liens described in Schedule 6.2(a) and any modifications, replacements, renewals or extensions thereof, (ii) Liens securing Permitted Surviving Debt and (iii) Liens existing on the Closing Date securing property or assets having a fair market value not to exceed $1,000,000 individually, and $5,000,000 in the aggregate and, in each case, any modifications, replacements, renewals or extensions thereof;

(b)           any Lien created under the Credit Documents (including, without limitation, Liens created under the Collateral Documents and obligations in respect of Hedge Agreements and Cash Management Agreements to the extent such obligations constitute Obligations secured pursuant to the Collateral Documents), any Lien created under the definitive documentation evidencing any other Indebtedness permitted under Section 6.1(b), and any Lien securing Refinancing Term Loans, Refinancing Equivalent Debt, Incremental Term Loans, Incremental Equivalent Debt and any Refinancing Indebtedness incurred to Refinance any of the foregoing Indebtedness;

(c)           any Lien securing Indebtedness permitted by Section 6.1(q) or Refinancing Indebtedness in respect thereof;

(d)           Liens securing pari passu or junior Lien Indebtedness permitted pursuant to Section 6.1(c); provided that (i) in the case of junior Lien Indebtedness, such Liens rank junior to the Liens on the Collateral securing the Obligations (but may not be secured by any assets that are not Collateral) and (ii) in each case, the beneficiaries thereof (or an agent on their behalf), shall have entered into an Intercreditor Agreement or other intercreditor arrangements reasonably acceptable to the Administrative Agent;

(e)           [Reserved];

(f)            Liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in compliance with Section 5.3;

(g)           Liens imposed by law (including landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens) arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Borrower or any Restricted Subsidiary shall have set aside on its books reserves in accordance with IFRS;

(h)           (i) pledges and deposits and other Liens made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, unemployment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits and other Liens securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance;

(i)            deposits and other Liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with public utilities, customs duties, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof) incurred by the Borrower or any Restricted Subsidiary in the ordinary course of business that do not materially and adversely affect the conduct of the business of the Borrower and its Restricted Subsidiaries taken as a whole, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(j)            zoning restrictions, survey exceptions and such matters as an accurate survey would disclose, easements, trackage rights, leases (other than Capital Lease Obligations), licenses, special assessments, rights-of-way covenants, conditions, restrictions and declarations on or agreements with respect to the use of real property, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business and title defects or irregularities that, in the aggregate, do not interfere in any material respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(k)            Liens securing Indebtedness permitted to be incurred pursuant to any Sale and Lease-Back Transactions so long as such liens attach only to the property to which such Indebtedness relates (or accessions to such property and proceeds thereof);

(l)             Liens securing judgments that do not constitute an Event of Default under Section 8.1(i);

(m)           Liens in favor of the Borrower or any Restricted Subsidiary;

(n)            Liens on property existing at the time of a Permitted Acquisition thereof by the Borrower or any Restricted Subsidiary of the Borrower; provided that such Liens were not incurred in contemplation of or in connection with such Permitted Acquisition and do not extend to any property other than the property so acquired by the Borrower or the Restricted Subsidiary;

(o)           any security interest or set-off arrangements entered into by the Borrower or any of its subsidiaries in the ordinary course of its banking arrangements which arise from the general banking conditions (algemene bankvoorwaarden);

(p)           any interest or title of a lessor or sublessor under any leases or subleases entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(q)           Liens that are contractual rights of set-off, off-set or recourse to account balances (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts or cash pooling arrangements (including with respect to any joint and several liability provisions in relation thereto) of the Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Restricted Subsidiaries, (iii) relating to debit card or other payment services or (iv) relating to purchase orders and other agreements (other than Indebtedness for borrowed money) entered into with customers in the ordinary course of business;

(r)            Liens arising by virtue of any statutory or common law provisions or similar provisions applicable in foreign jurisdictions relating to banker’s liens, rights of set-off or similar rights;

(s)            Liens securing obligations in respect of trade-related letters of credit, trade-related bank guarantees or similar trade-related obligations permitted under Section 6.1(r) and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit, bank guarantees or similar obligations and the proceeds and products thereof;

(t)            leases or subleases, licenses or sublicenses granted to or from others in the ordinary course of business and not interfering in any material and adverse respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(u)           Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(v)           Liens on the assets of a subsidiary of the Borrower that is not a Credit Party that secure obligations of a subsidiary of the Borrower that is not a Credit Party permitted to be incurred under Section 6.1; provided that such Liens do not secure obligations in an aggregate principal or other amount outstanding at any time exceeding the greater of (x) $23,000,000 and (y) 1.0% of Consolidated Total Assets;

(w)           set-off and early termination rights under Hedge Agreements;

(x)            (i) Liens solely on any cash earnest money deposits made by the Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder and (ii) Liens on the proceeds of Indebtedness in favor of the lenders or holders of such Indebtedness and their agents or representatives pending the application of such proceeds to a Permitted Acquisition or other Investment permitted hereunder or any refinancing;

(y)           Liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(z)            Liens securing insurance premium financing arrangements, provided that such Liens are limited to the applicable unearned insurance premiums;

(aa)         (a) Liens securing Hedge Agreements not entered into for speculative purposes and (b) set-off and early termination rights under Hedge Agreements;

(bb)         Liens arising from precautionary UCC financing statements or similar or analogous financing statements in any jurisdiction;

(cc)          Liens arising from the right of distress enjoyed by landlords or lessors or Liens otherwise granted to landlords or lessors, in either case, to secure the payment of arrears of rent in respect of leased properties;

(dd)         [Reserved];

(ee)          deemed trusts or other Liens that are unregistered and that secure amounts that are not yet due and payable and delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes;

(ff)           Liens on Equity Interests of any joint venture or Unrestricted Subsidiary (i) securing obligations of such joint venture or Unrestricted Subsidiary, as the case may be, or (ii) pursuant to the relevant joint venture agreement or arrangement;

(gg)         Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (iii) of the definition thereof;

(hh)         Liens securing the Borrower’s or its subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course;

(ii)            Liens on Collateral securing the Priority Lien Obligations (as defined in the Collateral Trust Agreement);

(jj)            licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property granted to others (including in connection with distribution, development, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries;

(kk)          Liens securing Indebtedness permitted to be incurred pursuant to Section 6.1(k); provided that (i) such Liens attach concurrently with or within 270 days after the acquisition, installation, repair or improvement (as applicable) of the property subject to such Liens, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness, replacements thereof and additions and accessions to such property, the proceeds and the products thereof, customary security deposits and insurance and (iii) with respect to Capital Lease Obligations, such Liens do not at any time extend to or cover any assets (except for additions and accessions to such assets, replacements and products thereof, customary security deposits and insurance) other than the assets subject to such Capital Lease Obligations; provided, further, that individual financings of equipment provided by one creditor may be cross-collateralized to other financings of equipment provided by such creditor;

(ll)            Liens securing Indebtedness or other obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets;

(mm)        Liens securing Indebtedness permitted by Section 6.1(j) may be secured by Liens on the newly acquired assets or assets of the newly acquired subsidiary; provided that such Indebtedness was not created in contemplation of the acquisition of such assets or subsidiary by the Borrower or any Restricted Subsidiary; provided, further, that the Senior Secured Net Leverage Ratio on a Pro Forma Basis is no greater than 5.00:1.00; and

(nn)         subject, if applicable, to an Intercreditor Agreement, Liens securing Indebtedness incurred in reliance on the Incurred Acquisition Debt Basket, subject to the applicable conditions set forth therein.

For purposes of determining compliance with this Section 6.2 and subject to the immediately following proviso, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens described in Sections 6.2(a) through 6.2(nn) but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in Sections 6.2(a) through 6.2(nn), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the above clauses and such Lien securing such item of Indebtedness will be treated as being incurred or existing pursuant to only one of such clauses; provided, however, that no such reclassification or division shall be permitted with respect to any Liens incurred pursuant to Section 6.2(b).  In addition, with respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness.

Any reference in any of the Credit Documents to a permitted Lien described in this Section 6.2 is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Credit Documents to any such permitted Lien.

6.3           Investments, Loans and Advances.  Make or acquire an Investment except:

(a)           Investments in a joint venture, when taken together with all other Investments made pursuant to this Section 6.3(a) that are at the time outstanding (and not otherwise converted or applied to another clause of this Section 6.3), not to exceed $25,000,000 at any one time outstanding;

(b)          [Reserved];

(c)           Cash Equivalents and Investments that were Cash Equivalents when made;

(d)           Investments arising out of the receipt by the Borrower or any Restricted Subsidiary of non-cash consideration for the sale or other disposition of assets permitted under Section 6.4;

(e)           loans and advances to officers, directors, employees or consultants of the Borrower or any Restricted Subsidiary (i) not to exceed in the aggregate $5,000,000 at any time outstanding, (ii) for reasonable and customary business and related travel, entertainment, relocation and analogous ordinary business purposes, or (iii) in respect of payroll payments and expenses in the ordinary course of business;

(f)            accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and any prepayments and other credits to suppliers made in the ordinary course of business;

(g)           Hedge Agreements not entered into for speculative purposes;

(h)           Investments existing on, or contractually committed as of, the Closing Date and set forth on Schedule 6.3(h);

(i)            Investments resulting from pledges and deposits referred to in Sections 6.2(h), (i), (x), (z), (cc) and (gg);

(j)            [Reserved]

(k)           Investments constituting Permitted Acquisitions;

(l)            Investments of the Borrower in any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment and of any Restricted Subsidiary in the Borrower or in any other Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment; provided that the aggregate principal amount of such Investments (including intercompany loans and other Investments) made pursuant to this Section 6.3(l) by Credit Parties in Restricted Subsidiaries that are not Credit Parties and will not become a Credit Party in connection with the incurrence of such Investment, when aggregated with Indebtedness incurred by Restricted Subsidiaries that are not Credit Parties owing to a Credit Party pursuant to Section 6.1(g)(ii) and acquisitions of Persons that do not become Credit Parties pursuant to Section 6.3(k), shall not exceed the greater of (x) $58,000,000 and (y) 2.5% of Consolidated Total Assets;

(m)          actions permitted pursuant to the Transactions;

(n)           Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers, distributors, licensors, developers and suppliers, or Investments acquired by the Borrower or any Restricted Subsidiary as a result of a foreclosure by the Borrower or any of the Restricted Subsidiaries with respect to any secured Investments or other transfer of title with respect to any secured Investment in default;

(o)           Investments of a Restricted Subsidiary acquired after the Closing Date or of an entity merged into, or amalgamated or consolidated with, the Borrower or merged into or amalgamated or consolidated with a Restricted Subsidiary in accordance with Section 6.4 after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence or had been committed to be made on the date of such acquisition, merger or consolidation;

(p)           Investments in exchange for Equity Interests of the Borrower;

(q)           guarantees by the Borrower or any Restricted Subsidiary of obligations that do not constitute Indebtedness and are not otherwise prohibited hereunder, in each case, entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(r)            Investments consisting of the redemption, purchase, repurchase or retirement of any Equity Interests permitted under Section 6.5; provided that any such Investments shall constitute a utilization of the applicable provision or provisions (without double counting) under Section 6.5;

(s)           Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit and UCC Article 4 customary trade arrangements with customers and foreign law equivalent interests;

(t)            advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Borrower or any Restricted Subsidiary;

(u)           Investments by the Borrower or any Restricted Subsidiaries, if the Borrower or any Restricted Subsidiary would otherwise be permitted to make a Restricted Payment in such amount (provided that the amount of any such Investment shall also be deemed to be a Restricted Payment under the appropriate clause of Section 6.5 for all purposes of this Agreement);

(v)           acquisitions by any Credit Party of Investments evidencing obligations owed by one or more officers or other employees of the Borrower, such Credit Party or its subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of the Borrower or MIPCo, so long as no cash is actually advanced in connection with the acquisition of any such obligations;

(w)          guarantees permitted under Section 6.1 (except to the extent such guarantee is expressly subject to this Section 6.3);

(x)            Investments consisting of the licensing, sublicensing, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, development, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(y)           Investments consisting of purchases and acquisitions of inventory, supplies, goods, materials and equipment or purchases of contract rights or leases, in each case, in the ordinary course of business;

(z)            Investments consisting of purchases and acquisitions of Intellectual Property in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(aa)         Investments in assets useful in the business of the Borrower and any of its Restricted Subsidiaries made with the proceeds of any Reinvestment Deferred Amount, or the Below Threshold Asset Sale Proceeds; provided that if the underlying Asset Sale or Casualty Event was with respect to the Borrower or a Guarantor, then such Investment shall be consummated by the Borrower or a Guarantor;

(bb)        Investments in the Term Loans and other permitted Indebtedness of the Borrower and its Restricted Subsidiaries, in each case, solely (i) to the extent permitted hereunder and under the definitive documentation governing any such other permitted Indebtedness and (ii) consummated in accordance with the terms and conditions set forth in Section 10.4(i) hereof  pursuant to the corresponding provisions of the definitive documentation governing any such other permitted Indebtedness, as applicable;

(cc)         other Investments by the Borrower or any Restricted Subsidiary; provided that, after giving effect to such Investment, the aggregate amount of all Investments made pursuant to this paragraph (cc) (valued at the time of the making thereof, and without giving effect to any write-downs or write-offs thereof) shall not exceed the greater of (x) $58,000,000 and (y) 2.5% of Consolidated Total Assets; and

(dd)        from and after January 1, 2019, so long as no Event of Default has occurred and is continuing, and after giving effect to any such Investment on a Pro Forma Basis, (i) the Senior Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.75:1.00, Investments made with any portion of the Cumulative Credit.

For purposes of determining compliance with this Section 6.3 and subject to the immediately following proviso, (A) Investments need not be permitted solely by reference to one category of permitted Investment described in Sections 6.3(a) through (dd) but may be permitted in part under any combination thereof and (B) in the event that an Investment (or any portion thereof) meets the criteria of one or more of the categories of permitted Investments described in Sections 6.3(a) through (dd), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Investment (or any portion thereof) in any manner that complies with this Section 6.3 and will only be required to include the amount and type of such Investment (or any portion thereof) in one of the above clauses and such Investment shall be treated as having been made or existing pursuant to only one of such clauses; provided, however, that no such reclassification shall be permitted with respect to any Investment made pursuant to Section 6.3(dd). Notwithstanding anything in this Section 6.3, no Investment may be made in any Unrestricted Subsidiary consisting of Intellectual Property which is material to the business of the Borrower and its Restricted Subsidiaries taken as a whole.

6.4           Mergers, Consolidations and Sales of Assets.  Merge into or consolidate, amalgamate or liquidate, wind up or dissolve themselves (or suffer any liquidation or dissolution), or consummate any Asset Sale, in a single transaction or in a related series of transactions, all or any part of its business, assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, except:

(a)           any Successor Borrower Transaction;

(b)           any Restricted Subsidiary may be merged or consolidated or amalgamated with or into the Borrower or any Restricted Subsidiary; provided that (i) in the case of a merger, amalgamation or consolidation involving (x) the Borrower, the Borrower shall be the continuing or surviving Person or (y) an Additional Borrower, such Additional Borrower shall be the continuing or surviving Person, (ii) in the case of a merger, amalgamation or consolidation involving any other Credit Party, either (x) such Credit Party shall be the continuing or surviving Person or the continuing or surviving Person shall be or become a Credit Party or (y) such transaction shall be treated as an Investment and shall comply with Section 6.3 and (iii) in the case of a merger consisting of a transfer, conveyance, sale, lease or other dispositions pursuant to any consolidation, merger, arrangement or amalgamation that involves the absorption of a Restricted Subsidiary incorporated in Sweden, the Equity Interests of which are subject to a pledge granted under a Swedish Security Agreement, such merger shall only be permitted if the prior written consent of the Collateral Trustee in its sole discretion has been obtained;

(c)           sales or other dispositions among the Borrower and its Restricted Subsidiaries (other than by the Borrower to MIPCO except in connection with a Permitted MIP Transaction) or by and among Restricted Subsidiaries (upon voluntary liquidation or otherwise); provided that any such sale or disposition by a Credit Party to a Person that is not a Credit Party shall be (i) for fair market value or (ii) treated as an Investment and otherwise made in compliance with Section 6.3 (other than Sections 6.3(d) and (o));

(d)           the liquidation or dissolution of any Restricted Subsidiary or change in form of entity of any Restricted Subsidiary if (A) the Borrower determines in good faith that such liquidation, dissolution or change in form is (1) in the best interests of the Borrower and its Restricted Subsidiaries, taken as a whole, and (2) either the Borrower or a Restricted Subsidiary receives any assets of such dissolved or liquidated Restricted Subsidiary; provided that in the case of a dissolution or liquidation of a Credit Party that results in a distribution of assets to a subsidiary that is not a Credit Party, such distribution shall be treated as an Investment and shall be permitted under Section 6.3 and (3) any merger, amalgamation, dissolution, liquidation or consolidation, the purpose of which is to effect (A) a sale or disposition otherwise permitted under this Section 6.4 (other than Sections 6.4(c) or Section 6.4(d)); provided, further, in the case of a change in the form of entity of any Restricted Subsidiary that is a Credit Party, after such change, the security interests of the Collateral Trustee and the Secured Parties in the Collateral of such Credit Party shall remain in full force and effect and be perfected to the same extent as prior to such change or (B) an Investment permitted under Section 6.3; provided that, the dissolution of a Restricted Subsidiary incorporated in Sweden, the Equity Interests of which are subject to a pledge granted under a Swedish Security Agreement, shall only be permitted if the prior written consent of the Collateral Trustee in its sole discretion has been obtained;

(e)           (x) sales or leases of inventory in the ordinary course of business, (y) the leasing or subleasing of real property in the ordinary course of business and (z) leases, subleases, assignments, licenses, cross-licenses and sublicenses of assets in the ordinary course of business to third persons not interfering in any material respect with the business of the Borrower or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of this Agreement, including charters related to corporate aircraft leases;

(f)            disposals of surplus, obsolete, damaged, used or worn out property or other property that is no longer useful;

(g)           dispositions of Cash Equivalents;

(h)           dispositions, mergers, amalgamations, consolidations or conveyances that constitute Liens permitted by Section 6.2, Investments permitted pursuant to Section 6.3 or Restricted Payments permitted by Section 6.5;

(i)            sales or other dispositions of any assets of the Borrower or any Restricted Subsidiary for fair market value; provided that at least 75.0% of the consideration for such sale or disposition shall consist of cash and Cash Equivalents (provided that for purposes of the 75.0% consideration requirement (x) any liabilities, as shown on the most recent consolidated balance sheet of the Borrower or any Restricted Subsidiary (other than Indebtedness or other liabilities that are by their terms subordinated to the Obligations) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Borrower or such Restricted Subsidiary from further liability, (y) any securities, notes, Equity Interests or other obligations received by the Borrower or any such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion, and (z) any Designated Non-Cash Consideration received by the Borrower or any such Restricted Subsidiary in such sale or other disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not to exceed $35,000,000 at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, in each case, shall be deemed to be Cash Equivalents); provided that to the extent provided therein, the Net Cash Proceeds of any sale or disposition permitted pursuant to this Section 6.4(i) shall be subject to Section 2.12;

(j)            to the extent that (i) the relevant property or assets are exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of the relevant sale or disposition are promptly applied to the purchase price of such replacement property, so long as the exchange, sale or disposition is made for fair value and on an arm’s length basis for like property or assets; provided that upon the consummation thereof, in the case of any Credit Party, the Collateral Trustee, for the benefit of the Secured Parties, has a perfected Lien on the replacement property having the same priority as any Lien held on the property or assets so exchanged, sold or disposed;

(k)           dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(l)            sales, discounting or forgiveness of accounts receivable in the ordinary course of business or in connection with the collection or compromise thereof;

(m)          dispositions and/or terminations of leases, subleases, licenses or sublicenses (including the provision of software under an open source license), which (i) are in the ordinary course of business, (ii) do not materially interfere with the business of the Borrower and its Restricted Subsidiaries taken as a whole or (iii) relate to closed facilities or closed storage or distribution centers or the discontinuation of any product line;

(n)           (i) the expiration of any option agreement in respect of real or personal property and (ii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(o)           transfers of property subject to a Casualty Event upon receipt of Net Cash Proceeds of such Casualty Event;

(p)           any transfer, conveyance, sale, lease or other disposition of property or assets (which, for the avoidance of doubt, shall not include any North American Assets or Material Dispositions), the fair market value of which (exclusive of indemnities) do not exceed, in any one or related series of transactions, $1,000,000;

(q)           sales of non-core assets acquired in connection with an acquisition permitted hereunder and sales of real estate assets acquired in an acquisition permitted hereunder which, within 30 days of the date of the acquisition, are designated in writing to the Administrative Agent as being held for sale and not for the continued operation of the Borrower or any of the Restricted Subsidiaries or any of their respective businesses;

(r)            substantially contemporaneous exchanges or swaps, including transactions covered by Section 1031 of the Internal Revenue Code, of property or assets so long as the exchange or swap is made for fair value and on an arm’s length basis for like property or assets and not to exceed $10,000,000 in the aggregate; provided that upon the consummation of such exchange or swap, in the case of any Credit Party, the Administrative Agent has a perfected Lien having the same priority as any Lien held on the property or assets so exchanged or swapped;

(s)           (i) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, development, license and supply agreements) granted to or from others (or expiration or termination of any of the foregoing) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries, (ii) the sale or disposal of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, which are in the ordinary course of business or, in the reasonable good faith determination of the Borrower, are uneconomical, negligible, or not material to the conduct of the business of the Borrower and the Restricted Subsidiaries taken as a whole, and (iii) the abandonment, cancellation or lapse of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, in each case, in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(t)            terminations of Hedge Agreements; and

(u)           sales or dispositions of Equity Interests or debt or other securities of or in Unrestricted Subsidiaries.

Subject to Section 10.18(f), to the extent any Collateral is disposed of as expressly permitted by this Section 6.4 to any Person other than a Credit Party, such Collateral shall automatically be sold free and clear of the Liens created by the Credit Documents, and the Administrative Agent shall be authorized to take, and shall take, any actions deemed appropriate in order to effect the foregoing. Notwithstanding anything in this Section 6.4, no sale, disposition or other transfer may be made to any Unrestricted Subsidiary which includes Intellectual Property which is material to the business of the Borrower and its Restricted Subsidiaries, taken as a whole.

For purposes of determining compliance with this Section 6.4, (A) actions need not be permitted solely by reference to one category of permitted actions described in Sections 6.4(a) through 6.4(u) but may be permitted in part under any combination thereof and (B) in the event that an action meets the criteria of one or more of the categories of permitted actions described in Sections 6.4(a) through 6.4(u), the Borrower shall, in its sole discretion, classify or reclassify, or later classify or reclassify, such action in any manner that complies with this Section 6.4 and will only be required to include such action in one of the above clauses and such action shall be treated as having been made or existing pursuant to only one of such clauses.

6.5           Restricted Payments.  Pay or make, directly or indirectly, any Restricted Payment, except:

(a)           the Borrower may make Restricted Payments payable solely in Qualified Stock of the Borrower;

(b)           any Restricted Subsidiary of the Borrower may declare and pay cash dividends to the Borrower or to any Credit Party of which it is a subsidiary;

(c)           as required by the terms of contracts of the Borrower or any Restricted Subsidiary that are in effect on the Closing Date and set forth in Schedule 6.5(c) and Restricted Payments made pursuant to the Transactions;

(d)           the Borrower may repurchase Equity Interests of the Borrower upon exercise of options or warrants if such Equity Interests represents all or a portion of the exercise price of such options or warrants and/or amounts on account of required withholding taxes and brokerage fees with respect to such options as part of a “cashless” exercise;

(e)           dividend adjustments and repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement);

(f)            so long as no Event of Default exists or would result therefrom, payments for the repurchase of Equity Interests of the Borrower, MIPCo or any Parent Entity (or any payments to a Parent Entity for the purposes of permitting any such repurchase) held (i), in the case of the Borrower, by any present or former employee, director, member of management, officer, manager or consultant (or any Affiliate, family member thereof, estate or beneficiary under their estates) and (ii), in the case of MIPCo, directly by the MIP Shareholders, shall not exceed in the aggregate $10,000,000 in a Fiscal Year; provided, that any unused amounts in any Fiscal Year may be carried forward; provided, further, that in no event shall amounts paid pursuant to this clause 6.5(f) exceed $20,000,000 in any Fiscal Year;

(g)           from and after January 1, 2019, the Borrower may make Restricted Payments with any portion of the Cumulative Credit amount if, at the time such Restricted Payment is made, no Event of Default shall have occurred and be continuing or would result therefrom and after giving effect to such Restricted Payments on a Pro Forma Basis, (i) the Senior Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.50:1.00; and

(h)           the Borrower may redeem or purchase for cancellation for nominal consideration any of its Class A special shares, Class B special shares or Class C special shares.

For purposes of determining compliance with this Section 6.5 and subject to the immediately following proviso, (A) Restricted Payments need not be permitted solely by reference to one category of permitted Restricted Payments described in Section 6.5(a) through (h) but may be permitted in part under any combination thereof and (B) in the event that a Restricted Payment (or any portion thereof) meets the criteria of one or more of the categories of permitted Restricted Payments described in Sections 6.5(a) through (h), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Restricted Payment (or any portion thereof) in any manner that complies with this Section 6.5 and will only be required to include the amount and type of such Restricted Payment (or any portion thereof) in one of the above clauses and such Restricted Payment shall be treated as having been made or existing pursuant to only one of such clauses; provided, however, that no such reclassification shall be permitted with respect to any Restricted Payment made pursuant to Section 6.5(g).

6.6           Transactions with Affiliates.

(a)           Sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transaction with, any of its Affiliates in a transaction involving consideration in excess of $5,000,000 for such transaction or series of transactions, unless such transaction or series of transactions are (i) otherwise expressly permitted (or required) with such Affiliates under this Agreement or (ii) upon terms that are not materially less favorable to the Borrower or such Restricted Subsidiary, as applicable, than would be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate.

(b)           The foregoing paragraph (a) shall not prohibit, to the extent otherwise permitted under this Agreement:

(i)            any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options, restricted stock units or deferred stock units and stock ownership and long-term incentive plans approved by the Board of Directors of the Borrower;

(ii)           (i) payments by the Borrower and any of its Restricted Subsidiaries pursuant to any tax sharing agreements among the Borrower and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party and (ii) payments by the Borrower or any of its Restricted Subsidiaries pursuant to any tax sharing agreements among the Borrower and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party calculated on a separate return basis, and payments to the party generating tax benefits and credits of amounts equal to the value of such tax benefits and credits made available to the party making the payments;

(iii)          transactions among the Borrower and any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transaction (including via merger, amalgamation or consolidation in which the Borrower or a Restricted Subsidiary continues as or is the surviving entity) not prohibited by this Agreement;

(iv)          the exchange of Equity Interests of MIPCo held directly by the MIP Shareholders into Equity Interests (other than Disqualified Stock) of the Borrower;

(v)           the Transactions and other transactions pursuant to the agreements and arrangements in existence on the Closing Date and set forth on Schedule 6.6(b) or any amendment thereto to the extent such amendment is not adverse to the Lenders in any material respect;

(vi)          (A) any employment, severance or consulting agreements entered into by the Borrower or any of the Restricted Subsidiaries in the ordinary course of business, (B) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with employees, consultants, officers or directors, and (C) any employee, severance or consultant compensation, indemnification arrangement, benefit plan or arrangement, any health, disability or similar insurance plan which covers employees or consultants, and any reasonable employment or consulting contract and transactions pursuant thereto;

(vii)         Restricted Payments permitted under Section 6.5;

(viii)        any purchase of Equity Interests (other than Disqualified Stock) of the Borrower or any contribution to the equity capital of the Borrower;

(ix)          transactions between or among the Borrower and/or its Restricted Subsidiaries;

(x)            transactions with customers, distributors, clients, developers, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and on terms that are not materially less favorable to the Borrower or such Restricted Subsidiary, as the case may be, as determined in good faith by the Borrower, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Borrower;

(xi)          any transaction in respect of which the Borrower delivers to the Administrative Agent a letter addressed to the Board of Directors of the Borrower from an accounting, appraisal or investment banking firm, in each case of nationally recognized standing in the United States, Canada or the United Kingdom, which letter states that such transaction is on terms that are no less favorable to the Borrower or such Restricted Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate; and

(xii)         transactions with a joint venture for the purchase or sale of goods, equipment and services entered into in the ordinary course of business and in a manner consistent with prudent business practice followed by companies in the industry of the Borrower and its subsidiaries.

6.7           Business of the Borrower, its Restricted Subsidiaries and MIPCo.

(a)           Notwithstanding any other provisions hereof, engage at any time in any business or business activity other than in the case of the Borrower or any Restricted Subsidiary (other than MIPCo unless MIPCo becomes the Surviving Borrower pursuant to a Successor Borrower Transaction), (x) any business or business activity conducted by any of them on the Closing Date and any business or business activities incidental or related thereto, or any business or business activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary thereto, including the consummation of the Transactions and (y) such other business or business activity as may be consented to by the Requisite Lenders from time to time, such consent not to be unreasonably withheld, delayed or conditioned.

(b)           With respect to MIPCo, MIPCo shall not:

(i)            directly own any Intellectual Property; provided that MIPCo may, in connection with any Successor Borrower Transaction or other restructuring transaction otherwise permitted pursuant to the terms of the Credit Documents and reasonably acceptable to the Administrative Agent (in consultation with the Requisite Lenders) (each, a “MIPCo IP Transaction”), be permitted to own Intellectual Property as a result of any transfer or series of transfers of Intellectual Property among the Credit Parties pursuant to any such MIPCo IP Transaction; provided, further, that upon the occurrence of any MIPCo IP Transaction, MIPCo shall be required to dispose of such Intellectual Property to another Credit Party within thirty (30) days of acquiring such Intellectual Property;

(ii)           have any material liabilities (whether constituting Indebtedness, or otherwise) except for (1) liabilities related to any intra-group Indebtedness or other ordinary course intra-group liabilities between MIPCo and the Borrower or any of the Borrower’s Restricted Subsidiaries, (2) (A) liabilities incurred pursuant to the terms of this Agreement or any Credit Document or (B) Indebtedness permitted to be incurred pursuant to Section 6.1; provided that, in each case, any such liability is subject to the terms of the Collateral Trust Agreement and, if required, the Intra-Group Subordinated Note, in each case, as applicable;

(iii)          own any material assets that are not otherwise secured pursuant to a Security Agreement or other Collateral Document, other than Excluded Property; or

(iv)          issue any of its Equity Interests other than to any Credit Party or the MIP Shareholders.

6.8           Limitation on Modifications and Payments of Indebtedness; Modifications of Certificate of Incorporation, By-Laws and Certain Other Agreements; Etc.

(a)           Make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of any Indebtedness of the Borrower or any Restricted Subsidiary that is (x) expressly subordinate to the Obligations, (y) unsecured or secured by a Lien that is junior to the Lien securing the Collateral or (z) any Refinancing Indebtedness in respect of (x) and (y) (clauses (x), (y) and (z), each, a “Junior Financing”), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination in respect of any Junior Financing except for (i) Refinancing Indebtedness, (ii) payments of regularly scheduled interest, and, to the extent this Agreement is then in effect, principal on the scheduled maturity date of any Junior Financing, (iii) the conversion of any Junior Financing to Equity Interests (other than Disqualified Stock) of the Borrower, (iv) from and after January 1, 2019, so long as no Event of Default has occurred and is continuing or would result therefrom, payments or distributions in respect of Junior Financings prior to their scheduled maturity (1) in an aggregate amount not to exceed the greater of (x) $23,000,000 and (y) 1.0% of Consolidated Total Assets or (2) made with any portion of the Cumulative Credit, subject to compliance with (A) a Senior Secured Net Leverage Ratio of 4.00:1.00 and (B) a Total Net Leverage Ratio of 4.75:1.00, in each case, after giving effect to such payment or distribution on a Pro Forma Basis and (v) payments or distributions in amounts that would otherwise have been permitted to be made as Restricted Payments; provided that any such prepayment pursuant to this clause (v) shall constitute a utilization of the applicable Restricted Payment capacity.

(b)           Amend or modify, or permit the amendment or modification of, any provision of (i) any of its Organizational Documents in a manner materially adverse to the Administrative Agent, the Collateral Trustee, the Lenders and/or any Secured Party under any Credit Document or (ii) any Junior Financing (or any Refinancing Indebtedness in respect thereof) or any agreement, document or instrument evidencing or relating thereto, other than amendments or modifications that (a) do not affect the subordination or payment provisions thereof (if any) in a manner adverse to the Lenders (as determined in good faith by the Borrower and the Administrative Agent) or (b) otherwise comply with the definition of “Refinancing Indebtedness.”

(c)           Enter into, or permit any Restricted Subsidiary to enter into, any agreement or instrument that by its terms restricts (i) the payment of dividends or distributions or the making of cash advances by such Restricted Subsidiary to the Borrower or any other Restricted Subsidiary that is a direct or indirect parent of such Restricted Subsidiary or (ii) the granting, perfection or enforcement of Liens by such Restricted Subsidiary or the Borrower pursuant to the Collateral Documents in respect of the Loans, in each case other than those arising under any Credit Document, except, in each case, restrictions existing by reason of:

(i)            restrictions imposed by applicable law;

(ii)           contractual encumbrances or restrictions (i) in effect on the Closing Date and (to the extent not otherwise permitted by this Section 6.8) are listed on Schedule 6.8, (ii) on the granting of Liens pursuant to documentation governing Indebtedness incurred in compliance with Section 6.1 that is secured by Liens pursuant to Section 6.2 on terms that are consistent with, or not materially more restrictive, taken as a whole, than, the restrictions set forth herein (as determined conclusively by the Borrower and evidenced by a certificate of an Authorized Officer of the Borrower), or (iii) pursuant to documentation related to any permitted renewal, extension or refinancing of any Indebtedness existing on the Closing Date that does not expand the scope of any such encumbrance or restriction in any material respect (as determined conclusively by the Borrower and evidenced by a certificate of an Authorized Officer of the Borrower);

(iii)          any restriction on a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Equity Interests or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(iv)          customary provisions in joint venture agreements and other similar agreements applicable to joint ventures entered into in the ordinary course of business and applicable solely to that joint venture;

(v)          any restrictions imposed by any agreement relating to secured Indebtedness permitted by this Agreement (other than Indebtedness secured by second-priority Liens on the Collateral) to the extent that such restrictions apply only to the property or assets securing such Indebtedness;

(vi)          customary provisions contained in licenses, sublicenses, covenants not to sue, releases and other agreements in connection with Intellectual Property (including in connection with distribution, development, license and supply agreements) and other similar agreements entered into in the ordinary course of business;

(vii)         customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(viii)        customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(ix)          customary restrictions and conditions contained in any agreement relating to the sale, transfer, lease or other disposition of any asset permitted under Section 6.4 pending the consummation of such sale, transfer, lease or other disposition;

(x)           any agreement in effect at the time such subsidiary becomes a Restricted Subsidiary, so long as any such contractual restrictions were not entered into in contemplation of such Person becoming a Restricted Subsidiary;

(xi)          customary net worth provisions contained in real property leases and customer contracts entered into by the Borrower or its Restricted Subsidiaries, so long as the Borrower has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of the Borrower and its Restricted Subsidiaries to meet their ongoing obligations;

(xii)          restrictions in agreements representing Indebtedness permitted under Section 6.1 of a subsidiary of the Borrower that is not a Credit Party;

(xiii)         restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

(xiv)        any restriction with respect to the Borrower or a Restricted Subsidiary (or any of its property or assets) imposed by customary provisions in a Hedge Agreement not entered into for speculative purposes;

(xv)         any restrictions imposed by any agreement relating to Indebtedness incurred pursuant to Section 6.1 or Refinancing Indebtedness in respect thereof, on prevailing market terms and conditions available to borrowers at the time such transactions are entered into and will not materially impair the Borrower’s ability to pay interest, premium, if any, or principal pursuant to the Credit Documents, when due;

(xvi)        any encumbrances or restrictions of the type referred to in Sections 6.8(c)(i) and 6.8(c)(ii) imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (A) through (O) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, on prevailing market terms and conditions available to borrowers at the time such transactions are entered into and will not materially impair the Borrower’s ability to pay interest, premium, if any, or principal pursuant to the Credit Documents, when due; or

(xvii)       any restrictions with respect to the corporate aircraft, including under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft.

6.9           Changes in Fiscal Year.  Borrower shall not permit its fiscal year to end on any date other than December 31 or permit its fiscal quarters to end on a date other than on or about March 31, June 30 or September 30 without the prior consent of the Requisite Lenders (such consent not to be unreasonably conditioned, withheld or delayed); provided that the Borrower may, upon written notice to the Administrative Agent, change its fiscal year once to any other fiscal year reasonably acceptable to the Administrative Agent, in which case, the Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary to reflect such change in fiscal year.

6.10         [Reserved].

6.11         Canadian Pension Plans.  The Borrower shall not and shall not permit any Restricted Subsidiary to:

(a)           Establish, contribute to, commence participation in or assume any liability in respect of any Canadian Pension Plan that contains a “defined benefit provision,” as that terms is defined in subsection 147.1(1) of the Income Tax Act (Canada) (a “Canadian DB Plan”), where doing so would reasonably be expected to have a Material Adverse Effect.

(b)           Permit a Canadian DB Plan referred to in Section 6.11(a) to have an unfunded liability that would reasonably be expected to have a Material Adverse Effect.

(c)           Terminate or wind-up a Canadian DB Plan referred to in Section 6.11(a) if doing so would reasonably be expected to have a Material Adverse Effect.

(d)           Fail to withhold, make, remit or pay when due any employee or employer payments, contributions or premiums to or in respect of any Canadian Pension Plan in accordance with the terms of such plan and applicable laws if doing so would reasonably be expected to have a Material Adverse Effect.

6.12         Sale and Lease-Back Transactions.  The Borrower shall not enter into any Sale and Lease-Back Transaction unless, after giving effect thereto, the aggregate outstanding amount of Attributable Indebtedness in respect of all Sale and Lease-Back Transactions does not at any time exceed $5,000,000 and the Liens in respect thereof are permitted under Section 6.2.

SECTION 7.         GUARANTY

7.1           Guaranty of the Obligations.  Subject to the provisions of Section 7.2 and 7.13–7.17, the Guarantors (which for purposes of this Section 7, shall include each Borrower) jointly and severally hereby irrevocably and unconditionally guaranty (the “Guaranty”) to the Administrative Agent for the ratable benefit of the Beneficiaries the due and punctual payment in full of all Obligations when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or any equivalent provision in any applicable jurisdiction) (each, a “Guaranteed Obligation” and, collectively, the “Guaranteed Obligations”).

7.2           Contribution by Guarantors.  All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under this Guaranty.  Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under this Guaranty in respect of the obligations Guaranteed.  “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under this Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any applicable law; provided, solely for purposes of calculating the “Fair Share Contribution Amount” with respect to any Contributing Guarantor for purposes of this Section 7.2, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of this Guaranty (including in respect of this Section 7.2), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 7.2.  The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor.  The allocation among Contributing Guarantors of their obligations as set forth in this Section 7.2 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder.  Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 7.2.

7.3           Payment by Guarantors.  Subject to Section 7.2, the Guarantors hereby jointly and severally agree, in furtherance of the foregoing and not in limitation of any other right which any Beneficiary may have at law or in equity against any Guarantor by virtue hereof, that upon the failure of the Borrower to pay any of the applicable Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or any equivalent provision in any applicable jurisdiction), the Guarantors will upon demand pay, or cause to be paid, in cash, to the Administrative Agent for the ratable benefit of Beneficiaries, an amount equal to the sum of the unpaid principal amount of all applicable Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest which, but for Borrower’s becoming the subject of a case under the Bankruptcy Code, whether or not a claim is allowed against Borrower for such interest in the related bankruptcy case) and all other applicable Guaranteed Obligations then owed to Beneficiaries as aforesaid.

7.4           Liability of Guarantors Absolute.  Each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the applicable Guaranteed Obligations.  In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees as follows:

(a)           this Guaranty is a guaranty of payment when due and not of collectability;

(b)           this Guaranty is a primary obligation of each Guarantor and not merely a contract of surety;

(c)           The Administrative Agent may enforce this Guaranty upon the occurrence of an Event of Default notwithstanding the existence of any dispute between Borrower and any Beneficiary with respect to the existence of such Event of Default;

(d)           the obligations of each Guarantor hereunder are independent of the obligations of Borrower and the obligations of any other guarantor (including any other Guarantor) of the obligations of Borrower, and a separate action or actions may be brought and prosecuted against such Guarantor, whether or not any action is brought against Borrower or any of such other guarantors and whether or not Borrower is joined in any such action or actions;

(e)           payment by any Guarantor of a portion, but not all, of the applicable Guaranteed Obligations shall in no way limit, affect, modify or abridge any Guarantor’s liability for any portion of the applicable Guaranteed Obligations which has not been paid (without limiting the generality of the foregoing, if the Administrative Agent is awarded a judgment in any suit brought to enforce any Guarantor’s covenant to pay a portion of the applicable Guaranteed Obligations, such judgment shall not be deemed to release such Guarantor from its covenant to pay the portion of the applicable Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by such Guarantor, limit, affect, modify or abridge any other Guarantor’s liability hereunder in respect of the applicable Guaranteed Obligations);

(f)            any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of any Guarantor’s liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the applicable Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the applicable Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the applicable Guaranteed Obligations and take and hold security for the payment hereof or the applicable Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the applicable Guaranteed Obligations, any other guaranties of the applicable Guaranteed Obligations, or any other obligation of any Person (including any other Guarantor) with respect to the applicable Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of such Beneficiary in respect hereof or the applicable Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that such Beneficiary may have against any such security, in each case as such Beneficiary in its discretion may determine consistent herewith or the applicable Hedge Agreement and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any other Credit Party or any security for the applicable Guaranteed Obligations; and (vi) exercise any other rights available to it under the Credit Documents or any Hedge Agreements; and

(g)           this Guaranty and the obligations of Guarantors hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the applicable Guaranteed Obligations), including the occurrence of any of the following, whether or not any Guarantor shall have had notice or knowledge of any of them:  (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Credit Documents or any Hedge Agreements, at law, in equity or otherwise) with respect to the applicable Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the applicable Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the other Credit Documents, any of the Hedge Agreements or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the applicable Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Credit Document, such Hedge Agreement or any agreement relating to such other guaranty or security; (iii) the applicable Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the other Credit Documents or any of the Hedge Agreements or from the proceeds of any security for the applicable Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the applicable Guaranteed Obligations) to the payment of indebtedness other than the applicable Guaranteed Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the applicable Guaranteed Obligations; (v) any Beneficiary’s consent to the change, reorganization or termination of the corporate structure or existence of the Borrower or any of its subsidiaries and to any corresponding restructuring of the applicable Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the applicable Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims which Borrower may allege or assert against any Beneficiary in respect of the applicable Guaranteed Obligations, including failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury; (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the applicable Guaranteed Obligations, (ix) any insolvency or similar proceedings and (x) any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case however fundamental and of whatsoever nature and whether or not more onerous) or replacement of any Credit Document or any other document or Collateral (including, without limitation, any change in the purpose of, any extension of, or any variation or increase in any facility or amount made available under any facility or the addition of any new facility under any Credit Document or other document or security).

7.5           Waivers by Guarantors.  Each Guarantor hereby waives, for the benefit of Beneficiaries:  (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against the Borrower, any other guarantor (including any other Guarantor) of the applicable Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from the Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any Deposit Account or credit on the books of any Beneficiary in favor of any Credit Party or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of the Borrower or any other Guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the applicable Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of the Borrower or any other applicable Guarantor from any cause other than payment in full of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary’s errors or omissions in the administration of the applicable Guaranteed Obligations, except behavior which amounts to bad faith; (e)(i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor’s obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder, the Hedge Agreements or any agreement or instrument related thereto, notices of any renewal, extension or modification of the applicable Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to the Borrower and notices of any of the matters referred to in Section 7.4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.

7.6           Guarantors’ Rights of Subrogation, Contribution, Etc.  Until the applicable Guaranteed Obligations shall have been indefeasibly paid in full each Guarantor hereby waives, any claim, right or remedy, direct or indirect, that such Guarantor now has or may hereafter have against the Borrower or any other Guarantor or any of its assets in connection with this Guaranty or the performance by such Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including (a) any right of subrogation, reimbursement or indemnification that such Guarantor now has or may hereafter have against the Borrower with respect to the applicable Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against the Borrower, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary.  In addition, until the applicable Guaranteed Obligations shall have been indefeasibly paid in full each Guarantor shall withhold exercise of any right of contribution such Guarantor may have against any other guarantor (including any other Guarantor) of the applicable Guaranteed Obligations, including any such right of contribution as contemplated by Section 7.2.  Each Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification such Guarantor may have against the Borrower or against any collateral or security, and any rights of contribution such Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against the Borrower, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor.  If any amount shall be paid to any Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all applicable Guaranteed Obligations shall not have been finally and indefeasibly paid in full, such amount shall be held in trust and as agent for the Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to the Administrative Agent for the benefit of Beneficiaries to be credited and applied against the applicable Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.

7.7           Subordination of Other Obligations.  Any Indebtedness of the Borrower or any Guarantor now or hereafter held by any Guarantor (the “Obligee Guarantor”) is hereby subordinated in right of payment to the applicable Guaranteed Obligations, and any such Indebtedness collected or received by the Obligee Guarantor after an Event of Default has occurred and is continuing shall be held in trust and as agent for the Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to the Administrative Agent for the benefit of Beneficiaries to be credited and applied against the applicable Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of the Obligee Guarantor under any other provision hereof.

7.8           Continuing Guaranty.  This Guaranty is a continuing guaranty and shall remain in effect until all of the applicable Guaranteed Obligations shall have been paid in full.  Each Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any applicable Guaranteed Obligations.

7.9           Authority of Guarantors or Borrower.  It is not necessary for any Beneficiary to inquire into the capacity or powers of any Guarantor or the Borrower or the officers, directors or any agents acting or purporting to act on behalf of any of them.

7.10         Financial Condition of Borrower.  Any Credit Extension may be made to the Borrower or continued from time to time, and any Hedge Agreements may be entered into from time to time, in each case without notice to or authorization from any Guarantor regardless of the financial or other condition of the Borrower at the time of any such grant or continuation or at the time such Hedge Agreement is entered into, as the case may be.  No Beneficiary shall have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of the Borrower.  Each Guarantor has adequate means to obtain information from the Borrower on a continuing basis concerning the financial condition of the Borrower and its ability to perform its obligations under the Credit Documents and the Hedge Agreements, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of the Borrower and of all circumstances bearing upon the risk of nonpayment of the applicable Guaranteed Obligations.  Each Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of the Borrower now known or hereafter known by any Beneficiary.

7.11         Bankruptcy, Etc.

(a)           So long as any applicable Guaranteed Obligations remain outstanding, no Guarantor shall, without the prior written consent of the Administrative Agent acting pursuant to the written instructions of Requisite Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization, examinership or insolvency case or proceeding of or against the Borrower or any other Guarantor.  The obligations of Guarantors hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, examinership, receivership, reorganization, winding-up, liquidation or arrangement of the Borrower or any other Guarantor or by any defense which the Borrower or any other Guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.

(b)           Each Guarantor acknowledges and agrees that any interest on any portion of the applicable Guaranteed Obligations which accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the applicable Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the applicable Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the applicable Guaranteed Obligations because it is the intention of Guarantors and Beneficiaries that the applicable Guaranteed Obligations which are guaranteed by Guarantors pursuant hereto should be determined without regard to any rule of law or order which may relieve the Borrower of any portion of such applicable Guaranteed Obligations.  Guarantors will permit any trustee in bankruptcy, receiver, receiver and manager, interim receiver, examiner, debtor in possession, assignee for the benefit of creditors, curator or similar Person to pay Administrative Agent, or allow the claim of the Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.

(c)           In the event that all or any portion of the applicable Guaranteed Obligations are paid by the Borrower, the obligations of Guarantors hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute applicable Guaranteed Obligations for all purposes hereunder.

7.12         Keepwell.  Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Credit Party to honor all of its obligations under this Guaranty in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 7.12 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 7.12, or otherwise under this Guaranty, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount); provided, that for the avoidance of doubt, any Foreign Subsidiary that is a CFC and any Qualified CFC Holding Company shall not make any contribution in support of any Obligations of the Borrowers.  The obligations of each Qualified ECP Guarantor under this Section shall remain in full force and effect until the Guaranteed Obligations have been paid in full.  Each Qualified ECP Guarantor intends that this Section 7.12 constitute, and this Section 7.12 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Credit Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

7.13         Dutch Guaranty Limitation.  This Guaranty does not apply to any liability of any Dutch Domiciled Credit Party to the extent that it would result in this guarantee constituting unlawful financial assistance within the meaning of Section 2:98 c of the Dutch Civil Code.

7.14         Luxembourg Guaranty Limitation.  Notwithstanding any provision to the contrary in this Agreement, the payment obligation of any Guarantor incorporated under the laws of Luxembourg (a “Luxembourg Guarantor”) under this clause for the Guaranteed Obligations shall be limited at any time, with no double counting, to an aggregate amount not exceeding the higher of:

(a)           ninety-five per cent (95%) of the sum of the Luxembourg Guarantor's own funds (capitaux propres) (as referred to in article 34 of the Luxembourg act dated 19 December 2002 concerning the trade and companies register and the accounting and annual accounts of undertakings, as amended) and the Luxembourg Guarantor's debt which is subordinated in right of payment (whether generally or specifically) to any claim of any Beneficiary under any of the Credit Documents, as determined in good faith by the Administrative Agent, as at the date of this Agreement; and

(b)           ninety-five per cent (95%) of the sum of the Luxembourg Guarantor's own funds (capitaux propres) (as referred to in article 34 of the Luxembourg act dated 19 December 2002 concerning the trade and companies register and the accounting and annual accounts of undertakings, as amended) and the Luxembourg Guarantor's debt which is subordinated in right of payment (whether generally or specifically) to any claim of any Beneficiary under any of the Credit Documents, as determined in good faith by the Administrative Agent, as on the date of payment of the Guaranty under this clause.

For the purposes hereof “net assets (capitaux propres)” will be determined in accordance with Schedule 1 of the Luxembourg Regulation dated 18 December 2015 defining the form and the content of the balance sheet and profit and loss account layouts and implementing among others article 34 of the Luxembourg Act of 19 December 2002 on the Register of Commerce and Companies, on accounting and on annual accounts of the companies, as amended. The above limitation shall not apply to any amounts borrowed under any Loan and in each case made available, in any form whatsoever, to the Luxembourg Guarantor or any of its (current or future) direct or indirect subsidiaries.

7.15         Irish Guarantee Limitation.  This Guaranty does not apply to any liability of any Irish Domiciled Credit Party incorporated in Ireland to the extent that it would be prohibited by Section 239 of the Companies Act 2014 of Ireland or would result in this guarantee constituting unlawful financial assistance within the meaning of Section 82 of the Companies Act 2014 of Ireland.

7.16         Swiss Guaranty Limitation.  Notwithstanding anything to the contrary in this Agreement, the obligations of a Guarantor incorporated in Switzerland (a “Swiss Guarantor”) and the rights of the Administrative Agent under this Agreement are subject to the following limitations:

(a)           If and to the extent the obligations assumed or the security interest granted by the Swiss Guarantor under this Agreement or any other Credit Document guarantees or secures obligations of its (direct or indirect) parent company (upstream guarantee/security) or its sister companies (cross-stream guarantee/security) (the “Upstream or Cross-Stream Secured Obligations”) and if and to the extent payments under this Agreement or any other Credit Document or using the proceeds from the enforcement of such security interest to discharge the Upstream or Cross-Stream Secured Obligations would constitute a repayment of capital (Einlagerückgewähr/Kapitalrückzahlung), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) by the Swiss Guarantor or would otherwise be restricted under Swiss law and practice then applicable, the payments under this Agreement or any other Credit Document or the use of proceeds of such enforcement shall be limited to the maximum amount of the Swiss Guarantor’s freely disposable shareholder equity at the time it becomes liable or at the time of enforcement, including, without limitation, any statutory reserves which can be transferred into unrestricted, distributable reserves, in accordance with Swiss law (the “Maximum Amount”); provided that such limitation is required under the applicable law at that time; provided, further, that such limitation shall not free the Swiss Guarantor from its obligations in excess of the Maximum Amount, but merely postpone the performance date of those obligations or the discharge date out of enforcement proceeds until such time or times as performance or discharge is again permitted under then applicable law.  This Maximum Amount of freely disposable shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of the Swiss Guarantor on the basis of an interim audited balance sheet as of that time.

(b)           In respect of Upstream or Cross-Stream Secured Obligations, at the time it is required to make a payment under this Agreement or any other Credit Document or at the time of enforcement, the Swiss Guarantor shall, if and to the extent required by applicable law (including tax treaties) in force at the relevant time:

(i)            procure that such payments or enforcement proceeds can be used to discharge Upstream or Cross-Stream Secured Obligations without deduction of Swiss Withholding Tax by discharging the liability to such tax by notification pursuant to applicable law rather than payment of the tax;

(ii)           if the notification procedure pursuant to sub-paragraph (i) above does not apply, deduct the Swiss Withholding Tax at such rate (currently 35% at the date of this Agreement) as is in force from time to time from any such payment or enforcement proceeds used to discharge Upstream or Cross-Stream Secured Obligations; or deduct Swiss Withholding Tax at the reduced rate resulting after discharge of part of such tax by notification if the notification procedure pursuant to sub-paragraph (i) above applies for a part of Swiss Withholding Tax only, and pay, without delay, any such tax deducted to the Swiss Federal Tax Administration;

(iii)          promptly notify the Administrative Agent in writing that such notification or, as the case may be, deduction has been made, and provide the Administrative Agent with evidence that such notification to the Swiss Federal Tax Administration has been made or, as the case may be, such tax deducted have been paid to the Swiss Federal Tax Administration; and

(iv)          in the case of a deduction of Swiss Withholding Tax, use its best efforts to ensure that any person, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment or enforcement proceeds, will, as soon as possible after such deduction,

(A)          request a refund of the Swiss Withholding Tax under applicable law (including tax treaties), and

(B)          pay to the Administrative Agent upon receipt any amount so refunded.

(c)           To the extent the Swiss Guarantor is required to deduct Swiss Withholding Tax pursuant to this Agreement or any other Credit Document, and if the Maximum Amount is not fully utilized, the Swiss Guarantor will be required to pay, directly or by way of use of the proceeds of enforcement, an additional amount so that after making any required deduction of Swiss Withholding Tax the aggregate net amount paid to the Administrative Agent, directly or by way of use of the proceeds of enforcement, is equal to the amount which would have been paid if no deduction of Swiss Withholding Tax had been required, provided that the aggregate amount paid (including the additional amount) shall in any event be limited to the Maximum Amount.  If a refund is made to a Beneficiary, such Beneficiary shall transfer the refund so received to the Swiss Guarantor, subject to any right of set-off of such Beneficiary pursuant to the Credit Documents.

(d)           The Swiss Guarantor and any holding company of the Swiss Guarantor which is a party to a Credit Document shall procure that the Swiss Guarantor will promptly take and promptly cause to be taken all and any action as soon as reasonably practicable but in any event within 30 Business Days from the request of the Administrative Agent, including, without limitation, the following:

(i)            the passing of any shareholders' resolutions to approve the payment or other performance under this Agreement or any other Credit Document or the use of the enforcement proceeds, which may be required as a matter of Swiss mandatory law in force at the time of the enforcement of this Agreement or any other Credit Document or the security interest in order to allow a prompt use of the enforcement proceeds;

(ii)           preparation of up-to-date audited balance sheet of the Swiss Guarantor;

(iii)          confirmation of the auditors of the Swiss Guarantor that the relevant amount represents the Maximum Amount;

(iv)          conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law);

(v)           revaluation of hidden reserves (to the extent permitted by mandatory Swiss law);

(vi)          to the extent permitted by applicable law, Swiss accounting standards and the Credit Documents, (i) write-up or realize any of its assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for the Swiss Guarantor's business (nicht betriebsnotwendig), and (ii) reduce its share capital to the minimum allowed under then applicable law, provided that such steps are permitted under the Credit Documents; and

(vii)         all such other measures necessary or useful to allow the Administrative Agent to use payments by the Swiss Guarantor or enforcement proceeds as agreed under this Agreement or the other Credit Documents with a minimum of limitations.

(e)           The limitations and procedures of this Section 7.16 shall also apply to any other obligation of a Swiss Guarantor under this Agreement or any other Credit Document to grant economic benefits to its (direct or indirect) parent company or its sister companies, including, for the avoidance of doubt, any joint liability, any indemnity, any waiver of set-off or subrogation rights or any subordination or waiver of intra-group claims.

7.17         Swedish Guaranty Limitation.  Notwithstanding anything to the contrary in this Agreement, in relation to any Swedish Guarantor, its obligations and liabilities under any of the Credit Documents shall be limited if (and only if) required by an application of the mandatory provisions of the Swedish Companies Act regulating (i) distribution of assets (Chapter 17, Sections 1-4 (or their equivalents from time to time)), including profits and dividends and any other form of transfer of value (Sw. värdeöverföring) within the meaning of the Swedish Companies Act, and (ii) prohibited loans, guarantees and security (Chapter 21, Sections 1-3 (or their equivalents from time to time)), also taking into account any other guarantee provided by any Swedish Guarantor subject to the corresponding limitation, and it is understood that the obligations of any Swedish Guarantor for such obligations and liabilities under the Credit Documents shall apply only to the extent permitted by the abovementioned provisions as applied together with other applicable provisions of the Swedish Companies Act, and any guarantee provided by any Swedish Guarantor hereunder shall be limited in accordance herewith.

7.18         Jersey Guaranty Waivers.

(a)           Each Guarantor incorporated under the laws of Jersey (a “Jersey Guarantor”)  irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law rights of droit de discussion or otherwise, to require that recourse be had to the assets of any other Borrower or any other Guarantor or other person before any claim is enforced against it in respect of its obligations under any Credit Document.

(b)           Each Jersey Guarantor irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law right of droit de division or otherwise, to require that any liability under the guarantee contained herein or under any Credit Document be divided or apportioned with any other person or reduced in any manner.

SECTION 8.         EVENTS OF DEFAULT

8.1           Events of Default.  If any one or more of the following conditions or events shall occur:

(a)           any representation or warranty made or deemed made by any Credit Party and/or the MIP Shareholders in any Credit Document, or any representation, warranty, or certification contained in any certificate furnished by the Borrower or any other Credit Party in connection with or pursuant to any Credit Document, shall prove to have been false in any material respect when so made, deemed made or furnished;

(b)           default shall be made in the payment of any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof, at a date fixed for prepayment thereof, by acceleration thereof or otherwise;

(c)           default shall be made in the payment of any interest on any Loan or in the payment of any fee or any other amount (other than an amount referred to in paragraph (b) above) due under any Credit Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five (5) Business Days;

(d)           (i) any default shall be made in the due observance or performance by the Borrower or any of its Restricted Subsidiaries of any covenant contained in Section 5.1(a)(i) (solely as it relates to a Credit Party), Section 5.5(a), Section 5.6, Section 5.9 or Section 6 or (ii) any default shall be made in the due observance or performance by any Credit Party of any covenant, condition or agreement contained in any Credit Document (other than any default specified in paragraph (b) or (c) above or clause (d)(i) above) and such default shall continue unremedied for a period of thirty (30) days after written notice thereof from the Administrative Agent (which notice will be given at the request of any Lender) to the Borrower;

(e)           (i) the Borrower or any Restricted Subsidiary fails to pay when due any principal of, interest on or premiums in respect of any Material Indebtedness, in each case giving effect to any grace or cure period, or (ii) any event or condition shall occur that (A) results in any Material Indebtedness becoming due prior to its scheduled maturity or (B) enables or permits (with all applicable grace periods having expired) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause, with the giving of notice if required, any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (e)(ii) shall not apply to (x) any secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness, (y) any Indebtedness that becomes due pursuant to customary prepayment or redemption provisions solely as a result of a voluntary sale or transfer of property or assets or a “change of control” or (z) any Indebtedness that becomes due solely as a result of a refinancing thereof permitted by this Agreement;

(f)            there shall have occurred a Change of Control;

(g)           an involuntary case or proceeding shall be commenced or an involuntary petition, application or other originating process shall be filed relating to (A) the liquidation, administration, reorganization, winding up, examinership, dissolution or suspension of general operations or other relief in respect of the Borrower or any Material Subsidiary, or of a substantial part of the property or assets of the Borrower or any Material Subsidiary under any Debtor Relief Law, including any reconstruction (Sw. företagsrekonstruktion) under the Swedish Company Reorganisation Act (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act, (B) the appointment of a liquidator, receiver, examiner, administrator, administrative receiver, compulsory manager, interim receiver, receiver and manager, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Material Subsidiary, or for a substantial part of the property or assets of the Borrower or any Material Subsidiary; or (C) the winding-up or liquidation of the Borrower or any Material Subsidiary (except, in the case of any Material Subsidiary, in a transaction permitted by Section 6.4); and (x) other than with respect to a petition, application or other proceeding referenced in the following clause (y), such proceeding or petition, application or other originating process shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered and (y) with respect to any non-U.S. or non-Canadian Domiciled Credit Party, this clause (g) shall not apply to any winding-up petition, application or other originating process which is frivolous or vexatious and is discharged, stayed or dismissed within 21 days of commencement;

(h)           the Borrower or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition or application or its shareholders shall pass a resolution seeking liquidation, winding up, reorganization (including by way of voluntary arrangement, scheme of arrangement or otherwise), examinership or other relief under any Debtor Relief Law (including the making of a proposal or the filing of a notice of intention to make a proposal), including any reconstruction (Sw. företagsrekonstruktion) under the Swedish Company Reorganisation Act (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (g) above, (iii) apply for or consent to the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager, examiner, interim receiver, receiver and manager, receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any of the Material Subsidiaries or for a substantial part of the property or assets of the Borrower or any of the Material Subsidiaries, (iv) file an answer admitting the material allegations of a petition, application or other originating process filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due, or (vii) if a Dutch Domiciled Credit Party files a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990) or Section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

(i)            the failure by the Borrower or any Restricted Subsidiary to pay one or more final and non-appealable judgments aggregating in excess of $50,000,000 (to the extent not covered by third-party insurance for which the insurer has not disputed coverage), which judgments are not discharged or effectively waived or stayed for a period of 60 consecutive days, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of the Borrower or any Restricted Subsidiary to enforce any such judgment;

(j)            (i) a trustee shall be appointed by a U.S. district court to administer any Pension Plan, (ii) an ERISA Event or ERISA Events shall have occurred, (iii) a Canadian Pension Event or Canadian Pension Events shall have occurred  or (iv) the Borrower or any of its subsidiaries shall engage in any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Internal Revenue Code) involving any Pension Plan; and in each case in clauses (i) through (iv) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to have a Material Adverse Effect;

(k)           (i) (A) any Credit Document shall for any reason be asserted in writing by any Credit Party not to be a legal, valid and binding obligation of such party thereto or (B) any provision of any Credit Document shall cease to be in full force or effect as to any Credit Party or any MIP Shareholder (except as a result of a release of any party thereto in accordance with the terms thereof), (ii) any security interest purported to be created by any Collateral Document relating to a portion of the Collateral with a fair market value in excess of $35,000,000 of the Credit Parties on a consolidated basis shall cease to be, or shall be asserted in writing by the Borrower or any other Credit Party  not to be, a valid and perfected security interest (perfected as or having the priority required by this Agreement or the relevant Collateral Document and subject to such limitations and restrictions as are set forth herein and therein) in the Collateral covered thereby, except to the extent that any such loss of perfection or priority results from the limitations of foreign laws, rules and regulations as they apply to pledges of Equity Interests in Foreign Subsidiaries or the application thereof, or from the failure of the Administrative Agent or the Collateral Trustee, as applicable, to maintain possession of certificates actually delivered to it representing securities pledged under the Pledge and Security Agreement, or to file UCC continuation statements or similar filings in other jurisdictions and except, as to Collateral consisting of real property, to the extent that such loss is covered by a lender’s title insurance policy and the Administrative Agent shall be reasonably satisfied with the credit of such insurer and such insurer has not denied coverage, (iii) a material portion of the guarantees pursuant to the Credit Documents by any Credit Party of any of the Obligations shall cease to be in full force and effect (other than in accordance with the terms thereof), or shall be asserted in writing by any material Credit Party not to be in effect or not to be legal, valid and binding obligations (other than in accordance with the terms thereof) or (iv) any Intercreditor Agreement or subordination agreement in respect of Material Indebtedness of the Borrower which is subordinated to the Obligations shall for any reason be asserted in writing by any party thereto not to be a legal, valid and binding obligation of such party (other than the Administrative Agent, the Collateral Trustee or a Lender); or

(l)            in case of any Material Subsidiary incorporated in Switzerland, it is over indebted (überschuldet), or the last balance sheet shows that half of the share capital and the legal reserves are no longer covered (hälftiger Kapitalverlust) within the meaning of article 725 of the Swiss Code of Obligations, or it has initiated or is otherwise subject to (i) any bankruptcy proceedings (Konkurs), (ii) any proceedings leading to a provisional or definitive payment moratorium (provisorische or definitive Nachlassstundung), (iii) any proceedings leading to any emergency moratorium (Notstundung), or (iv) any proceeding for a postponement of bankruptcy pursuant to article 725a of the Swiss Code of Obligations (Konkursaufschub);

then, (i) in every such event (other than an event with respect to the Borrower described in clause (g) or (h) of this Section 8.1), and at any time thereafter during the continuance of such event, the Administrative Agent may and, at the request of the Requisite Lenders, shall, by notice to the Borrower, take any or all of the following actions, at the same or different times:  (A) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of the Borrower accrued hereunder and under any other Credit Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Credit Document to the contrary notwithstanding; and (B) exercise all rights and remedies granted to it under any Credit Document and all of its rights under any other applicable law or in equity, and (ii) in any event with respect to the Borrower described in clause (g) or (h) of this Section 8.1, the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued fees and all other liabilities of the Borrower accrued hereunder and under any other Credit Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Credit Document to the contrary notwithstanding.

SECTION 9.         AGENCY

9.1           Authorization and Action.

(a)           Each Lender hereby irrevocably appoints GLAS to act on its behalf as the Administrative Agent hereunder and under the other Credit Documents, as applicable, for the benefit of the Secured Parties, and hereby irrevocably appoints GLAS to act on its behalf as the Collateral Trustee under the other Credit Documents, as applicable, for the benefit of the Secured Parties, and each such Lender irrevocably authorizes the Administrative Agent and the Collateral Trustee to take such action as agent on its behalf, including execution of the other Credit Documents, and to exercise such powers and discretion under this Agreement and the other Credit Documents, as applicable, as are delegated to the Administrative Agent and the Collateral Trustee by the terms hereof and thereof, together with such powers and discretion as are reasonably incidental thereto.  As to any matters not expressly provided for by the Credit Documents (including, without limitation, enforcement or collection of the Notes or Loans), the Administrative Agent and the Collateral Trustee shall not be required to exercise any discretion or take any action and no implied covenants or obligations shall be read into this Agreement or any other Credit Document, as applicable, against the Administrative Agent or the Collateral Trustee, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written instructions of the Requisite Lenders (or, if required hereby, all Lenders), and such instructions shall be binding upon all Lenders and all holders of Notes; provided, however, that in no event shall the Administrative Agent or the Collateral Trustee be required, and no provision in this Agreement or any other Credit Document shall be deemed to require the Administrative Agent or the Collateral Trustee, to take any action that exposes it to personal liability or that is contrary to this Agreement or any other Credit Document or applicable law and no provision in this Agreement or any other Credit Document shall require the Administrative Agent or the Collateral Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of its duties hereunder or under any other Credit Document or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.  Without any further consent of the Lenders, the Administrative Agent and the Collateral Trustee shall be authorized to negotiate, execute and deliver on behalf of the Secured Parties any Intercreditor Agreement or any amendment (or amendment and restatement) to the Collateral Documents that are, in each case, consistent with the terms of this Agreement.

(b)           In further of the foregoing, each Lender hereby appoints the Collateral Trustee to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Credit Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental or related thereto.  In this connection, the Collateral Trustee (and any Supplemental Agents appointed by the Collateral Trustee pursuant to Section 9.1(c) below for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights or remedies thereunder at the direction of the Collateral Trustee), shall be entitled to the benefits of this Section 9 (including, without limitation, Section 9.4, as though any such Supplemental Agent were an “Agent” under the Credit Documents) as if set forth in full herein with respect thereto.

(c)           The Administrative Agent may execute any of its duties under this Agreement or any other Credit Document (including for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents or of exercising any rights and remedies thereunder at the direction of the Collateral Trustee) by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties.  Each Agent may also from time to time, when such Agent deems it to be necessary or desirable, perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Agent (each, a “Supplemental Agent”).  Each Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties; provided, however, that no such Supplemental Agent shall be authorized to take any action with respect to any Collateral unless and except to the extent expressly authorized in writing by the Collateral Trustee.  Should any instrument in writing from the Borrower or any other Credit Party be required by any Supplemental Agent so appointed by an Agent to more fully or certainly vest in and confirm to such Supplemental Agent such rights, powers, privileges and duties, the Borrower shall, or shall cause such Credit Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Agent.  If any Supplemental Agent, or successor thereto, shall die, become incapable of acting, resign or be removed, all rights, powers, privileges and duties of such Supplemental Agent, to the extent permitted by applicable law, shall automatically vest in and be exercised by the Agent until the appointment of a new Supplemental Agent.  The exculpatory provisions of this Section 9 shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.  No Agent shall be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

(d)          In relation to any Swiss Security Agreements under which security of an accessory nature (akzessorische Sicherheit) is granted (the “Swiss Accessory Security Agreements”), each present and future Lender and any other Secured Party hereby appoints and authorizes the Collateral Trustee for the benefit of the Lenders and the Secured Parties to, with respect to such security of an accessory nature (akzessorische Sicherheit), take all action and exercise all powers and discretion in the name and for the account of such Secured Party as its direct representative (direkter Stellvertreter), including, without limitation, (i) to sign the relevant Swiss Accessory Security Agreements in its name, (ii) to accept, hold, administer and, if necessary, enforce the security granted under any of the Swiss Accessory Security Agreements, (iii) to agree to amendments, restatements and other alterations of the Swiss Accessory Security Agreements, (iv) to effect any release of the security under, and the termination of, any Swiss Accessory Security Agreements, and (v) to exercise such other rights, powers, authorities and discretions granted to the Collateral Trustee hereunder or under the relevant Swiss Accessory Security Agreements.  In relation to any Swiss Security Agreements under which security of an non-accessory nature (nicht-akzessorische Sicherheit) is granted, each present and future Lender and other Secured Party hereby appoints and authorizes the Collateral Trustee for the benefit of the Lenders and the Secured Parties to, with respect to such security of an non-accessory nature (nicht-akzessorische Sicherheit), take all action and exercise all powers and discretion in the name of the Collateral Trustee but for the account of such Secured Party as its indirect representative (indirekter Stellvertreter).

(e)           In no event shall the Administrative Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services.

(f)            For the avoidance of doubt and notwithstanding anything contrary in any Credit Document, in the event of inconsistency between the terms of this Section 9 of this Agreement and any other Credit Document, the terms of this Section 9 of this Agreement shall prevail.

(g)           Notwithstanding anything in the Credit Documents to the contrary, the Collateral Trustee shall have no responsibility for the preparation, filing or recording of any instrument, document or financing statement or for the perfection or maintenance of any security interest created hereunder.

9.2           Agent’s Reliance, Etc.  Neither the Administrative Agent nor any of their respective directors, officers, agents, attorneys-in-fact or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with the Credit Documents, (i) with the consent or at the request of the Requisite Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Agent shall believe in good faith shall be necessary) or (ii) in the absence of such Agent’s own gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable judgment.  Without limitation to the generality of the foregoing, each  Agent:  (a) may treat the payee of any Note as the holder thereof until, in the case of the Administrative Agent, the Administrative Agent receives and accepts an Assignment Agreement entered into by the Lender that is the payee of such Note, as assignor, and an Eligible Assignee, as assignee , or, in the case of the Collateral Trustee, such Agent has received notice from the Administrative Agent that it has received and accepted such Assignment Agreement, in each case as provided in Section 10.4; (b) may consult with legal counsel (including counsel for any Credit Party), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (c) makes no warranty or representation to any Secured Party and shall not be responsible to any Secured Party for any statements, warranties or representations (whether written or oral) made in or in connection with the Credit Documents; (d) shall not have any duty to ascertain or to inquire as to the performance, observance or satisfaction of any of the terms, covenants or conditions of any Credit Document on the part of any Credit Party or the existence at any time of any Default under the Credit Documents or to inspect the property (including the books and records) of any Credit Party, and shall be deemed to have no knowledge of any Default or Event of Default unless such Agent shall have received notice thereof in writing from a Lender or a Credit Party stating that a Default or Event of Default has occurred and specifying the nature thereof; (e) may, conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or other writings provided to the Agent by a Lender or any Credit Party or any legal counsel (including counsel for any Lender or any Credit Party); (f) shall not be responsible to any Secured Party for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, any Credit Document or any other instrument or document furnished pursuant thereto; (g) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing; (h) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Requisite Lenders (or such other number or percentage of Lenders as shall be expressly provided for herein or in the other Credit Documents); provided that no Agent shall be required to take any action absent any direction in writing and subject to such further qualifications as set forth in Section 9.1(a); and provided further that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Credit Document or applicable law, including for the avoidance of doubt, any action that may be in violation of the automatic stay or similar provision under any Debtor Relief Law; or that may affect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law and (i) shall incur no liability under or in respect of any Credit Document by acting upon any writing, notice, consent, certificate, resolution, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or instruction (which may be by facsimile, electronic mail or Internet or intranet posting or other distribution) believed by it to be genuine and correct and to have been signed, sent or made by the proper party or parties and upon advice and statements of legal counsel, independent accountants and other experts selected by the Agent. The Agent shall be fully justified in failing or refusing to take any action under this Agreement and any other Credit Document unless it shall first receive such advice or concurrence of the Requisite Lenders as it deems appropriate and it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Credit Documents in accordance with a request of the Requisite Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans; provided that the Agent shall not be required to take any action that, in its opinion or in the opinion of its counsel, may expose it to liability or that is contrary to any Credit Document or applicable law.

9.3           Instructions.

(a)            The duties of each of the Administrative Agent and the Collateral Trustee under the Credit Documents are solely mechanical and administrative in nature.

(b)           The Administrative Agent and the Collateral Trustee shall be entitled to request written instructions, or clarification of any instruction, from the Requisite Lenders (or, if the relevant Credit Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Administrative Agent and the Collateral Trustee may refrain from acting unless and until it receives those written instructions or that clarification. In the absence of written instructions, the Administrative Agent or the Collateral Trustee may act (or refrain from acting) as it considers to be in the best interests of the Lenders.

(c)           The Administrative Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

9.4           GLAS and its Affiliates.  With respect to its Commitments, the Loans made by it and the Notes issued to it, if any, GLAS (or any other Person acting as the Administrative Agent or the Collateral Agent)) shall have the same rights and powers under the Credit Documents as any other Lender or other Secured Party and may exercise the same as though it were not an Agent; and each of the terms “Lender” and “Secured Party” shall, unless otherwise expressly indicated, include GLAS (or any other Person acting as the Administrative Agent or the Collateral Trustee) in its individual capacity.  GLAS (or any other Person acting as the Administrative Agent or the Collateral Trustee) and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with, any Credit Party, any subsidiaries of any Credit Party and any Person that may do business with or own securities of any Credit Party or any such subsidiary, all as if GLAS (or any other Person acting as the Administrative Agent or the Collateral Trustee) was not an Agent and without any duty to account therefor to the Lenders or any other Secured Party.  No Agent shall have any duty to disclose any information obtained or received by it or any of its Affiliates relating to any Credit Party or any subsidiaries of any Credit Party to the extent such information was obtained or received in any capacity other than as such Agent.

9.5           Lender Credit Decision.  Each Lender acknowledges that it has, independently and without reliance upon any Agent or any other Lender and based on the financial statements referred to in Section 5.4 and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender also acknowledges that it will, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

9.6           Indemnification of Administrative Agent.

(a)           Each Lender jointly and severally agrees to indemnify the Administrative Agent or any Related Party (in each case, to the extent not reimbursed by the Borrower and without limiting the obligations of the Borrower to do so) from and against such Lender’s Pro Rata Share (to be determined on the basis of the the Outstanding Amount of all Loans outstanding at such time) of any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits or any other proceedings, actual reasonable and documented out-of-pocket costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Administrative Agent or any Related Party in any way relating to or arising out of the Credit Documents or any other action taken or omitted by the Administrative Agent or any Related Party under the Credit Documents (collectively, the “Indemnified Costs”); provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits or other proceedings, costs, expenses or disbursements resulting from the Administrative Agent’s or any Related Party’s gross negligence or willful misconduct as found in a final non-appealable judgment by a court of competent jurisdiction.  Without limitation of the foregoing, each Lender agrees to reimburse the Administrative Agent or any Related Party promptly upon demand for its Pro Rata Share of any costs and expenses (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) (including, without limitation, reasonable fees and expenses of counsel and any other advisers of the Administrative Agent’s selection) payable by the Borrower under Section 10.5, to the extent that the Administrative Agent or any Related Party is not promptly reimbursed for such costs and expenses by the Borrower.  In the case of any investigation, litigation or proceeding giving rise to any Indemnified Costs, this Section 9.6 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person.  The obligations of the Lenders under this subsection (a) are subject to the provisions of Section 2.1(a).

(b)           The failure of any Lender to reimburse the Administrative Agent or any Related Party, as the case may be, promptly upon demand for its Pro Rata Share of any amount required to be paid by the Lenders to the Administrative Agent or any Related Party, as the case may be, as provided herein shall not relieve any other Lender of its obligation hereunder to reimburse the Administrative Agent or Related Party, as the case may be, for its Pro Rata Share of such amount, but no Lender shall be responsible for the failure of any other Lender to reimburse the Administrative Agent or Related Party, as the case may be, for such other Lender’s Pro Rata Share of such amount.  Without prejudice to the survival of any other agreement of any Lender hereunder, the agreement and obligations of each Lender contained in this Section 9.6 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the other Credit Documents.

9.7           Successor Agents.  The Administrative Agent may resign or, (a) if it or a controlling Affiliate thereof is subject to a Distress Event, be removed by the Borrower or the Requisite Lenders, in each case, at any time by giving ten (10) days’ written notice thereof to the Lenders and the Borrower or (b) removed at any time with or without cause by the Requisite Lenders.  Upon any such resignation or removal as Administrative Agent, the Requisite Lenders shall have the right to appoint a successor Administrative Agent that is not a Disqualified Person which successor Administrative Agent (unless an Event of Default has occurred and is continuing at the time of such appointment), shall be subject to approval by the Borrower (which approval shall not be unreasonably withheld if such successor Administrative Agent is a commercial bank with a combined capital and surplus of at least $5,000,000,000 and otherwise may be withheld in the Borrower’s sole discretion).  If no successor Agent shall have been so appointed by the Requisite Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Administrative Agent that is not a Disqualified Person, subject to approval by the Borrower in accordance with the preceding sentence.  Upon the acceptance of any appointment as the Administrative Agent hereunder by a successor Agent and, in the case of a successor Collateral Trustee, upon the execution and filing or recording of such financing statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as the Requisite Lenders may request, in order to continue the perfection of the Liens granted or purported to be granted by the Collateral Documents, such successor Agent shall succeed to and become vested with all the rights, powers, discretion, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under the Credit Documents; provided that the Borrower shall have no obligation to pay any fee to any successor Administrative Agent that is greater than or in addition to the fees payable to the Administrative Agent on the Closing Date.  If within 30 days after written notice is given of the retiring Administrative Agent’s resignation under this Section 9.7 no successor Administrative Agent shall have been appointed and shall have accepted such appointment, then on such 30th day (a) the retiring Administrative Agent’s resignation shall become effective, (b) the retiring Administrative Agent shall thereupon be discharged from its duties and obligations under the Credit Documents and (c) the Requisite Lenders shall thereafter perform all duties of the retiring Administrative Agent under the Credit Documents (and, except for any indemnity payments or other amount then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly) until such time, if any, as the Requisite Lenders appoint a successor Administrative Agent that is not a Disqualified Person as provided above.  After any retiring Administrative Agent’s resignation hereunder as Administrative Agent shall have become effective, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

9.8           [Reserved].

9.9           Administrative Agent May File Proofs of Claim.

(a)           In case of the pendency of any receivership, insolvency, liquidation, examinership, bankruptcy, reorganization, arrangement, adjustment, composition or judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)            to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Administrative Agent and the other Secured Parties (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Administrative Agent and the other Secured Parties and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 2.9 and 10.5) allowed in such judicial proceeding; and

(ii)           to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator, examiner or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and their respective agents and counsel, and any other amounts due the Administrative Agent under Section 2.9 and Section 10.5.

(b)           Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any other Secured Party any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or any other Secured Party or to authorize the Administrative Agent to vote in respect of the claim of any Lender or any other Secured Party in any such proceeding.

9.10         Collateral and Guaranty Matters.

(a)           Each Lender hereby authorizes and directs the Administrative Agent and the Collateral Trustee to enter into the Collateral Documents, the Collateral Trust Agreement and any Intercreditor Agreements as required herein for the benefit of the Lenders and the other Secured Parties.  Without limiting the provisions of Section 9.9 or Section 10.18, the Lenders, irrevocably authorize the Collateral Trustee and the Administrative Agent, at such Agent’s option and in such Agent’s discretion:

(i)            subject to Section 10.18(f), to release any Lien on any property granted to or held by the Collateral Trustee under any Credit Document (A) upon termination of the aggregate Commitments and payment in full of all Obligations (other than amounts in respect of indemnification, expense reimbursement, yield protection or tax gross-up and other contingent obligations with respect to which no claim has been made), including all Obligations under all Hedge Agreements that have not been novated or collateralized (to the extent required by the terms thereof), (B) that is sold or to be sold as part of or in connection with any sale to a third party permitted hereunder or under any other Credit Document, or (C) subject to Section 10.8, if approved, authorized or ratified in writing by the Requisite Lenders;

(ii)           to release any Guarantor from its obligations under the applicable Guaranty if such Person ceases to be a Restricted Subsidiary or otherwise becomes an Excluded Subsidiary as a result of a transaction permitted hereunder; and

(iii)          to subordinate any Lien on any property granted to or held by the Collateral Trustee under any Credit Document to the holder of any Lien on such property that is permitted by Section 6.12.

(b)           Upon request by the Administrative Agent or the Collateral Trustee at any time, the Requisite Lenders (or, if necessary, all Lenders) will confirm in writing the authority of the Agents to release their interest in particular types or items of property, or to release any Guarantor from its obligations under the applicable Guaranty pursuant to this Section 9.10.  In each case as specified in this Section 9.10, the Administrative Agent and the Collateral Trustee will, at the Borrower’s expense, execute and deliver to the applicable Credit Party such documents as such Credit Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents, or to release such Guarantor from its obligations under the applicable Guaranty, in each case in accordance with the terms of the Credit Documents and this Section 9.10.

9.11         Withholding.  To the extent required by any applicable law, any Administrative Agent may withhold from any payment to any Lender an amount equivalent to any withholding Tax applicable to such payment.  If any Governmental Authority asserts a claim that an Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason, or an Administrative Agent has paid over to any Governmental Authority’s applicable withholding Tax relating to a payment to a Lender but no deduction has been made from such payment, such Lender shall indemnify such Administrative Agent fully for all amounts paid, directly or indirectly, by such Administrative Agent as Tax or otherwise, including any penalties or interest and together with any and all expenses incurred, unless such amounts have been indemnified by any Credit Party or the relevant Lender.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this Section 9.11.  Each party’s obligations under this Section 9.11 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

9.12         Intercreditor Agreements/Collateral Trust Agreement.  Each Lender hereunder (x) agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreements or the Collateral Trust Agreement and (y) authorizes and instructs GLAS (or any successor Collateral Trustee) to enter into the Intercreditor Agreements and the Collateral Trust Agreement as the Collateral Trustee on behalf of such Lender, and GLAS (or any successor Administrative Agent) to enter into the Intercreditor Agreements as the First Lien Administrative Agent (as defined therein) or the Collateral Trust Agreement as the Administrative Agent on behalf of such Lender.  Each Lender hereby further agrees that (a) the Administrative Agent and the Collateral Trustee may, from time to time on and after the Closing Date, without any further consent of any Lender, enter into amendments to, amendments and restatements of, supplements to and/or replacements of, any Intercreditor Agreement or the Collateral Trust Agreement, and to enter into any other intercreditor agreement with the collateral agent or other representatives of the holders of Indebtedness that is permitted to be secured by a Lien on the Collateral that is permitted under this Agreement, in each case, in order to effect the relative priority of Liens on the Collateral and to provide for certain additional rights, obligations and limitations in respect of, any Liens permitted by the terms of this Agreement to be pari passu with or junior or senior to the Liens securing the Obligations with respect to part or all of the Collateral, which are, in each case, incurred in accordance with Section 6 of this Agreement, and to establish certain relative rights as between the holders of the Obligations and the holders of the Indebtedness secured by such Liens, (b) the Agents may rely exclusively on a certificate of an Authorized Officer of Borrower as to whether any such Liens are permitted, and (c) such Intercreditor Agreements, the Collateral Trust Agreement and any other intercreditor agreement referred to in the foregoing clause (a) entered into by the Agents  shall be binding on the Secured Parties.  Furthermore, each Lender hereby authorizes the Agents  to release or subordinate any Lien on any property granted to or held by the Agents under any Credit Document as provided in Section 10.18.

9.13         Québec Security.  For the purposes of any hypothec granted under the laws of the Province of Quebec as security for the Obligations, which may now or in the future be required to be provided by any Credit Party, the Collateral Trustee is hereby irrevocably authorized and appointed by each of the Lenders, to act as the hypothecary representative (within the meaning of Article 2692 of the Civil Code of Québec) for all present and future Secured Parties (in such capacity, the “Hypothecary Representative”) in order to hold any hypothec granted under the laws of the Province of Quebec and to exercise such rights, powers and duties as are conferred upon a hypothecary representative under the relevant deed of hypothec and applicable laws (with the power to delegate any such rights or duties).  The execution prior to the date hereof by the Collateral Trustee in its capacity as Hypothecary Representative of any deed of hypothec or other security documents made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed.  Any Person who becomes a Lender or successor Collateral Trustee shall be deemed to have consented to and ratified the foregoing appointment of the Collateral Trustee as Hypothecary Representative on behalf of all present and future Secured Parties, including such Person and any Affiliate of such Person designated above as a Secured Party.  For greater certainty, the Collateral Trustee, acting as Hypothecary Representative, shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Collateral Trustee in this Agreement, which shall apply mutatis mutandis.  In the event of the resignation of the Collateral Trustee (which shall include its resignation as Hypothecary Representative) and appointment of a successor Collateral Trustee, such successor Collateral Trustee shall also act as successor Hypothecary Representative for the purposes of each deed of hypothec or the security document without any further act or formality being required to effect such replacement.

9.14         Special Provisions relating to Currency other than Dollars.

(a)           [Reserved].

(b)           All funds to be made available to the Administrative Agent pursuant to this Agreement in any currency other than Dollars shall be made available to the Administrative Agent in immediately available, freely transferable, cleared funds to such account with such bank in such principal financial center as the Administrative Agent shall from time to time nominate for this purpose.  In relation to the payment of any amount denominated in any currency other than Dollars, the Administrative Agent shall not be liable to any Borrower or any of the Lenders for any delay, or the consequences of any delay, in the crediting to any account of any amount required by this Agreement to be paid by the Administrative Agent if the Administrative Agent shall have taken all relevant and necessary steps to achieve, on the date required by this Agreement, the payment of such amount in immediately available, freely transferable, cleared funds (in the relevant currency) to the account with the bank in the principal financial center in the participating member state which the applicable Borrower or, as the case may be, any Lender shall have specified for such purpose.  As used in this Section 9.14, “all relevant and necessary steps” means all such steps as may be prescribed from time to time by the regulations or operating procedures of such clearing or settlement system as the Administrative Agent may from time to time determine for the purpose of clearing or settling payments of such currency.  Furthermore, and without limiting the foregoing, the Administrative Agent shall not be liable to any Borrower or any of the Lenders with respect to the foregoing matters in the absence of gross negligence or willful misconduct (as determined in the final non-appealable judgment of a court of competent jurisdiction).

(c)           Nothing in this Agreement shall oblige the Administrative Agent to carry out:

(i)            any “know your customer” or other checks in relation (i) to any person; or

(ii)           any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender,

(iii)          on behalf of any Lender and each Lender confirms to the Administrative Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Administrative Agent.

SECTION 10.       MISCELLANEOUS

10.1         Notices; Communications.

(a)           Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 10.1(b)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or e-mail, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, in each case, as follows:

(i)            if to any Credit Party or the Administrative Agent, to the address, facsimile number, e-mail address or telephone number specified for such Person on Schedule 10.1; and

(ii)           if to any other Lender, to the address, facsimile number, e-mail address or telephone number specified in its Administrative Questionnaire.

(b)           Notices and other communications to the Lenders may be delivered or furnished by electronic communication (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent.  The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications hereunder by electronic communications pursuant to procedures approved by them; provided that approval of such procedures may be limited to particular notices or communications.

(c)           Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received.  Notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient).  Notices delivered through electronic communications to the extent provided in Section 10.1(b) shall be effective as provided in such Section 10.1(b).

(d)           Any party hereto may change its address, facsimile number or e-mail address for notices and other communications hereunder by notice to the other parties hereto.

(e)           Documents required to be delivered pursuant to Section 5.4 (to the extent any such documents are included in materials otherwise filed with the SEC or SEDAR) may be delivered electronically (including as set forth in Section 10.17) and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower files such documents or provides a link thereto on its website on the internet at the website address listed on Schedule 10.1 or (ii) on which such documents are posted on the Borrower’s behalf on an internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, governmental, regulatory agency, third-party website or whether sponsored by the Administrative Agent); provided that, upon reasonable request by the Administrative Agent, the Borrower shall also provide a hard copy to the Administrative Agent of any such document; provided, further, that any documents posted for which a link is provided after normal business hours for the recipient shall be deemed to have been given at the opening of business on the next Business Day for such recipient.  The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Credit Parties with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

10.2         Survival of Agreement.  All covenants, agreements, representations and warranties made by the Credit Parties herein, in the other Credit Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Credit Document shall be considered to have been relied upon by the Lenders shall survive the making by the Lenders of the Loans, the execution and delivery of the Credit Documents and the issuance of the letters of credit, regardless of any investigation made by such persons or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any other amount payable under this Agreement or any other Credit Document is outstanding and unpaid and so long as the Commitments have not been terminated.  Without prejudice to the survival of any other agreements contained herein, indemnification and reimbursement obligations contained herein (including pursuant to Section 2.15, Section 2.16, Section 2.17, Section 2.19 and Section 10.5) shall survive the payment in full of the principal and interest hereunder and the termination of the Commitments or this Agreement.

10.3          Binding Effect.  This Agreement shall become effective when it has been executed by the Borrower, the Guarantors and the Administrative Agent and when the Administrative Agent has received copies hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the Borrower, the Guarantors, the Administrative Agent, each Lender and their respective permitted successors and assigns.

10.4         Successors and Assigns.

(a)            The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) except as otherwise expressly permitted under Sections 5.1 and 6.4, the Borrower (except pursuant to any Successor Borrower Transaction) may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 10.4.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (d) of this Section 10.4) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement or the other Credit Documents.

(b)           (i)            Subject to the conditions set forth in paragraph (b)(ii) of this Section 10.4, any Lender (in such capacity, an “Assignor”) may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement including all or a portion of its Commitments and the Loans at the time owing to it with the prior written consent of:

(A)          the Borrower (not to be unreasonably withheld, conditioned or delayed); provided that no consent of the Borrower shall be required (1) for an assignment of Term Loans to a Lender, an Affiliate of a Lender or an Approved Fund, (2) if a Lender is a fund, for an assignment of Term Loans to a fund which is a Related Fund of such Lender, (3) for an assignment of the Loans in connection with initial syndication, or (4) if a Specified Event of Default (with respect to an Event of Default under Section 8.1(g) and (h), solely as it relates to the Borrower) has occurred and is continuing, for an assignment to any other Person; provided, further, that with respect to any assignment of Loans, such consent shall be deemed to have been given if the Borrower has not responded within 10 Business Days after written notice by the Administrative Agent or the respective Assignor; and

(B)          the Administrative Agent (not to be unreasonably withheld, conditioned or delayed); provided that no consent of the Administrative Agent shall be required for an assignment of all or any portion of a Term Loan to a Lender, an Affiliate of a Lender or an Approved Fund.

(ii)           Assignments shall be subject to the following additional conditions:

(A)          except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the Assignor’s Commitments or Loans, the amount of the Commitments or Loans of the Assignor subject to each such assignment (determined as of the date the Assignment Agreement with respect to such assignment is delivered to the Administrative Agent) shall not be less than (x) in the case of an assignment of Dollar Term Loans, $1,000,000 and (y) in the case of an assignment of Euro Term Loans €1,000,000, in each case, unless the Borrower and the Administrative Agent otherwise consent; provided that (1) no such consent of the Borrower shall be required if a Specified Event of Default (with respect to an Event of Default under Section 8.1(g) and (h), solely as it relates to the Borrower) has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds (with simultaneous assignments to or by two or more Approved Funds shall be treated as one assignment for purposes of meeting the minimum assignment amount requirement), if any;

(B)          [reserved];

(C)          the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment Agreement via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), and, except in the case of an assignment by a Lender to one of its Affiliates, shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent);

(D)          the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any tax forms required to be delivered pursuant to Section 2.17;

(E)           the Assignor shall deliver to the Administrative Agent any Note issued to it with respect to the assigned Loan;

(F)           the Assignor may only assign or otherwise transfer such rights or obligations so long as there will be at least two Lenders after doing so; and

(G)          the Administrative Agent shall have carried out all “know your customer” or other similar checks which it is required to comply with in relation to the assignment to the Eligible Assignee.

For the purposes of this Section 10.4, (x) “Approved Fund” means any Person (other than a natural Person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender and (y) “Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or adviser as the first fund or, if it is managed by a different investment manager or adviser, a fund whose investment manager or adviser is an Affiliate of the investment manager or adviser of the first fund.

(iii)          Subject to acceptance and recording thereof pursuant to paragraph (b)(v) of this Section 10.4, from and after the effective date specified in each Assignment Agreement, the Eligible Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Lender under this Agreement, and the Assignor thereunder shall, to the extent of the interest assigned by such Assignment Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment Agreement covering all of the Assignor’s rights and obligations under this Agreement, such Assignor shall cease to be a party hereto but shall continue to be entitled to the benefits of Section 2.15, Section 2.16, Section 2.17 and Section 10.5).  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section 10.4.

(iv)          The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment Agreement delivered to it and the Register.  The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrowers and any Lender (solely with respect to such Lender’s Loans) at any reasonable time and from time to time upon reasonable prior notice.

(v)           Upon its receipt of a duly completed Assignment Agreement executed by an Assignor and an Eligible Assignee, the Eligible Assignee’s completed Administrative Questionnaire (unless the Eligible Assignee shall already be a Lender hereunder), all applicable tax forms, any Note outstanding with respect to an assigned Loan, the processing and recordation fee referred to in paragraph (C) of Section 10.4(b)(ii), the satisfaction of all “know your customer” checks referred to in paragraph (G) of Section 10.4(b)(ii) and any written consent to such assignment required by paragraph (b) of this Section 10.4, the Administrative Agent promptly shall accept such Assignment Agreement and record the information contained therein in the Register.  No assignment, whether or not evidenced by a promissory note, shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph (b)(v).

(c)           By executing and delivering an Assignment Agreement, the Assignor thereunder and the Eligible Assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows:  (i) such Assignor warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any Lien or other adverse claim and that the outstanding balances of its Loans and without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment Agreement; (ii) except as set forth in clause (i) above, such Assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Credit Document or any other instrument or document furnished pursuant hereto, or the financial condition of the Borrower or any subsidiary or the performance or observance by the Borrower or any subsidiary of any of their respective obligations under this Agreement, any other Credit Document or any other instrument or document furnished pursuant hereto; (iii) the Eligible Assignee represents and warrants that it is legally authorized to enter into such Assignment Agreement; (iv) the Eligible Assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.4, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment Agreement; (v) the Eligible Assignee will independently and without reliance upon the Administrative Agent, such Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) the Eligible Assignee appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent by the terms of this Agreement, together with such powers as are reasonably incidental thereto; and (vii) the Eligible Assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d)           (i)            Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) (other than a Disqualified Person) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations (including in the bankruptcy or similar event of the Lender), (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and (D) the Participant will have no proprietary interest in the benefit of this Agreement or in any monies received by the Lender under or in relation to this Agreement and (E) the relationship between the Lender and the Participant is that of a debtor and creditor (including in the bankruptcy or similar event of the Lender).  Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Credit Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Credit Documents; provided that (x) such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to clauses (i), (ii), (iii) or (vii) of the second proviso to Section 10.8(b) and (2) directly affects such Participant and (y) no other agreement with respect to amendment, modification or waiver may exist between such Lender and such Participant.  Subject to clause (d)(ii) of this Section 10.4, the Borrower agrees that each Participant shall be entitled to the benefits of Section 2.15, Section 2.16 and Section 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section 10.4.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.6 as though it were a Lender; provided that such Participant shall be subject to Section 2.4 as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under United States Treasury Regulations Section 5f.103-1(c) and Proposed Treasury Regulations Section 1.163-5(b) of the United States Treasury Regulations (or any amended or successor version).  The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.  For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(ii)           A Participant shall not be entitled to receive any greater payment under Section 2.15, Section 2.16 or Section 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.

(e)           Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central banking authority and in the case of any Lender that is an Approved Fund, any pledge or assignment to any holders of obligations owed, or securities issued, by such Lender, including to any trustee for, or any other representative of, such holders, and this Section 10.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Eligible Assignee for such Lender as a party hereto (including in the bankruptcy or similar event of the Lender).

(f)            Each Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (e) of this Section 10.4.

(g)           If the Borrower wishes to replace the Loans with ones having different terms, it shall have the option, with the consent of the Administrative Agent and subject to at least three Business Days’ advance notice to the Lenders, instead of prepaying the Loans to be replaced, to (i) require the Lenders to assign such Loans to the Administrative Agent or its designees and (ii) amend the terms thereof in accordance with Section 10.8 (with such replacement, if applicable, being deemed to have been made pursuant to Section 10.8(d)).  Pursuant to any such assignment, all Loans to be replaced shall be purchased at par (allocated among the Lenders in the same manner as would be required if such Loans were being optionally prepaid), accompanied by payment of any accrued interest and fees thereon and any amounts owing pursuant to Section 10.5(b).  By receiving such purchase price, the Lenders shall automatically be deemed to have assigned the Loans pursuant to the terms of the form of Assignment Agreement attached hereto as Exhibit E, and accordingly no other action by such Lenders shall be required in connection therewith.  The provisions of this paragraph (h) are intended to facilitate the maintenance of the perfection and priority of existing security interests in the Collateral during any such replacement.

(h)           Notwithstanding the foregoing, no assignment may be made or participation sold to a Disqualified Person without the prior written consent of the Borrower, and any assignment made or participation sold to a Disqualified Person shall be without effect and void.  Notwithstanding anything herein to the contrary, the Administrative Agent shall have no responsibility for, or liability in connection with, monitoring or enforcing the prohibition on assignments or participations to Disqualified Persons.

(i)            Notwithstanding anything to the contrary contained in this Agreement, any Lender may assign all or a portion of its Term Loans to (a) the Borrower and any subsidiary of the Borrower and (b) any Non-Debt Fund Affiliate (the persons in clauses (a) and (b) above collectively, but excluding, for the avoidance of doubt, any Debt Fund Affiliate, “Affiliated Lenders”) without the consent of the Administrative Agent; provided that:

(i)            the Assignor and the Affiliated Lender purchasing such Lender’s Term Loans, as applicable, shall execute and deliver to the Administrative Agent an assignment agreement substantially in the form of Exhibit G (an “Affiliated Lender Assignment Agreement”) in lieu of an Assignment Agreement;

(ii)           such assignment shall be made pursuant to a Dutch Auction open to all Lenders of the applicable Class on a pro rata basis and/or open market purchases;

(iii)          no Affiliated Lender shall be required to make a representation that, as of the date of any such purchase and assignment, it is not in possession of  material non-public information with respect to the Borrower and/or any subsidiary thereof and/or any of their respective securities;

(iv)          Term Loans owned or held by Affiliated Lenders shall be disregarded in the determination of any Requisite Lender vote (and such Initial Term Loans shall be deemed to be voted pro rata to the non-Affiliated Lenders); provided that (a) each Affiliated Lender shall have the right to vote (and such Loans held by an Affiliated Lender shall not be so disregarded) with respect to any amendment, modification, waiver or consent that would require the vote of all Term Loan Lenders or the vote of all Term Loan Lenders directly and adversely affected thereby and (b) no amendment, modification, waiver or consent shall affect any Affiliated Lender (in its capacity as a Term Loan Lender) in a manner that is disproportionate to the effect on any Term Loan Lender of the same Class or that would deprive such Affiliated Lender of its pro rata share of any payments to which it is entitled, without the consent of such Affiliated Lender;

(v)           Term Loans owned or held by Affiliated Lenders shall not, in the aggregate, exceed 50% of the aggregate outstanding Term Loans at any time (after giving effect to any substantially simultaneous cancellation thereof);

(vi)          no Affiliated Lender, solely in its capacity as such, shall be permitted to attend any “lender-only” conference calls or meetings or receive any related “lender-only” information except to the extent such information has been made available by the Administrative Agent or any Lender to any Credit Party or its representatives;

(vii)         any Term Loans assigned to the Borrower or any Restricted Subsidiary shall be automatically and permanently cancelled upon the effectiveness of such assignment and will thereafter no longer be outstanding for any purpose hereunder; provided that, upon such cancellation of such Term Loans, the aggregate outstanding principal amount of the Term Loans of the applicable Class shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans purchased pursuant to this Section 10.4(i) and each principal repayment installment with respect to the Term Loans of such Class shall be reduced pro rata by the aggregate principal amount of Term Loans so cancelled;

(viii)        Non-Debt Fund Affiliates are permitted (but are not required) to contribute any assigned Term Loans to the Borrower or any its subsidiaries for purposes of cancelling such Term Loans;

(ix)           no proceeds of the Revolving Facility shall fund any such purchase by the Borrower or any of its subsidiaries; and

(x)            in the case of any Dutch Auction or open market purchase conducted by the Borrower or any of its Restricted Subsidiaries, no Default or Event of Default shall exist or may be continuing at the time of acceptance of bids for the relevant Dutch Auction or the entry into a binding agreement with respect to the relevant open market purchase, as the case may be.

Notwithstanding anything to the contrary herein, any Term Loans may be purchased by and assigned to any Debt Fund Affiliate, without meeting the requirements set forth in this Section 10.4(i) through (a) Dutch Auctions open to all relevant Term Loan Lenders on a pro rata basis and/or (b) open market purchases on a non-pro rata basis; provided, that for any Requisite Lender vote, Debt Fund Affiliates may not, in the aggregate, account for more than 49.9% of the amounts included in determining whether the Requisite Lenders have consented to the relevant amendment, waiver or other action. Debt Fund Affiliates are permitted (but are not required) to contribute any assigned Term Loans to the Borrower or any its subsidiaries for purposes of cancelling such Term Loans; provided that, upon such cancellation of such Term Loans, the aggregate outstanding principal amount of the Term Loans of the applicable Class shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans so contributed and cancelled and each principal repayment installment with respect to the Term Loans of such Class shall be reduced pro rata by the aggregate principal amount of Term Loans so cancelled.

(j)            Notwithstanding anything to the contrary herein, (i) restrictions on assignments and participations to Disqualified Persons, or required consent of the Borrower or the Administrative Agent to any assignment or participation, as applicable, will not be applicable to assignments or participations by the Plan Sponsors to the extent made prior to the first anniversary of the Closing Date and (ii) restrictions on voting by, or the amount of holdings of, Affiliated Lenders or Debt Fund Affiliates set forth in Section 10.4(i), shall not apply to the Plan Sponsors or Debt Fund Affiliates thereof.

(k)           In any Bankruptcy or similar proceeding, no Affiliated Lender shall have any right to vote its interest in respect of any Term Loan (it being understood that its interest will be deemed to be voted in the same proportion as the vote of non-Affiliated Lenders on the relevant matter), except to the extent that any plan of reorganization or other arrangement with respect to which the relevant vote is sought proposes to treat the interest of the relevant Affiliated Lender in such Term Loan in a manner that is less favorable to such Affiliated Lender than the proposed treatment of Term Loans held by other Term Loan Lenders.

10.5         Expenses; Indemnity.

(a)            The Borrower agrees to pay all reasonable, documented and invoiced out-of-pocket expenses (including Other Taxes) incurred by the Administrative Agent (including the reasonable and documented out-of-pocket fees, disbursements and other charges of counsel) on or after the Closing Date within 30 days of a written demand therefor, together with backup documentation supporting such reimbursement request (and in the case of enforcement of this Agreement, the Administrative Agent and the Lenders) in connection with the preparation, execution and delivery, amendment, modification, waiver or enforcement of this Agreement and the other Credit Documents and any contemplated Successor Borrower Transaction, including or in connection with the administration of this Agreement (whether or not the Transactions hereby contemplated shall be consummated) or in connection with the administration of this Agreement, but limited, in the case of legal fees and expenses, to the actual reasonable, documented and out-of-pocket fees, charges and disbursements of one U.S and one Canadian counsel for the Administrative Agent (and in the case of enforcement of this Agreement, the Administrative Agent and the Lenders), and, if reasonably necessary, one firm of local counsel in each relevant local jurisdiction and, in the case of any actual or perceived conflict of interest, one additional firm of counsel to all affected persons, taken as a whole.

(b)           The Borrower agrees to indemnify and hold harmless the Administrative Agent and each Lender, each of their respective Affiliates (including, without limitation, controlling persons) and each of their respective directors, officers, employees, agents, advisors, equityholders, partners, members and other representatives and each of their respective successors and permitted assigns (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all joint and several actions, suits, judgments and other proceedings, investigations, inquiry, losses, claims, damages, liabilities, obligations, penalties and reasonable and documented out-of-pocket expenses, costs or disbursements (but limited, in the case of legal fees and expenses, to the actual reasonable, documented and invoiced out-of-pocket fees, charges and disbursements of one U.S. and one Canadian counsel for all Indemnitees, taken as a whole, and, if reasonably necessary, a single outside local counsel in each relevant jurisdiction (which may include a single special counsel in multiple jurisdictions) for all Indemnitees taken as a whole (and, in the case of an actual or perceived conflict of interest, an additional counsel for all Indemnitees subject to such conflict taken as a whole)), incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement or any other Credit Document, the performance by the parties hereto and thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated hereby, (ii) the use or proposed use of the proceeds of the Loans thereof or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto and regardless of whether such matter is initiated by a third party or by the Borrower or any of its subsidiaries or Affiliates or Related Parties; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (A) are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of, or breach of applicable law by, such Indemnitee or any of its Related Parties or (B) result from any proceeding solely between or among Indemnitees that does not involve an act or omission by the Borrower or the Restricted Subsidiaries (other than claims against the Administrative Agent in its capacity or in fulfilling its role as the Administrative Agent ). Notwithstanding the foregoing, each Indemnitee shall be obligated to refund and return any and all amounts paid by the Borrower to such Indemnitee for fees, expenses or damages to the extent such Indemnitee is not entitled to payment of such amounts in accordance with the terms hereof.

(c)           Subject to and without limiting the generality of the foregoing sentence, the Borrower agrees to indemnify each Indemnitee against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, but limited, in the case of legal fees and expenses, to the actual reasonable, documented and invoiced out-of-pocket fees, charges and disbursements of one firm of counsel for all Indemnitees, taken as a whole, and, if reasonably necessary, one firm of local counsel in each relevant jurisdiction (which may include a single special counsel in multiple jurisdictions) for all Indemnitees taken as a whole (and, in the case of an actual or perceived conflict of interest, an additional counsel for all Indemnitees subject to such conflict taken as a whole) and reasonable, documented and invoiced out-of-pocket consultant fees, in each case, incurred by or asserted against any Indemnitee arising out of, relating to, or as a result of any claim or liability related to Environmental Laws and the Borrower or any of the Restricted Subsidiaries, or any actual or alleged presence, Release or threatened Release of Hazardous Materials at, under, on or from any property currently or formerly owned by the Borrower or any of its Restricted Subsidiaries; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, fraud  or willful misconduct of, or breach of applicable law by, such Indemnitee or any of its Related Parties.

(d)           Except as expressly provided in Section 10.5(a) with respect to Other Taxes, which shall not be duplicative with any amounts paid pursuant to Section 2.17, this Section 10.5 shall not apply to Taxes other than any Taxes that represent losses or damages from any non-Tax claim.

(e)            To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof; provided that nothing in this Section 10.5(e) shall limit the Borrower’s indemnity and reimbursement obligations to the extent that such special, indirect, consequential or punitive damages are included in any claim by a third party unaffiliated with the applicable Indemnitee with respect to which the applicable Indemnitee is entitled to indemnification as set forth in this Section 10.5.  Notwithstanding anything herein to the contrary, no Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through telecommunications, electronic or other information transmission systems, except to the extent such damages are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of such Indemnitee, in connection with this Agreement or the other Credit Documents.

(f)          The agreements in this Section 10.5 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations and the termination of this Agreement.  All amounts due under this Section 10.5 shall be payable on written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested.

10.6         Right of Set-off.  If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower or any Guarantor against any of and all the obligations of the Borrower or any Guarantor now or hereafter existing under this Agreement or any other Credit Document held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Credit Document and although the obligations may be unmatured.  The rights of each Lender under this Section 10.6 are in addition to other rights and remedies (including other rights of set-off) of such Lender that may be exercised only at the direction of the Administrative Agent or the Requisite Lenders.

10.7         Governing Law.  THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS (OTHER THAN AS EXPRESSLY SET FORTH IN OTHER CREDIT DOCUMENTS) AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT OR THE CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

10.8         Waivers; Amendments.

(a)           No failure or delay of the Administrative Agent or any Lender in exercising any right or power hereunder or under any Credit Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of each Agent and the Lenders hereunder and under the other Credit Documents, as the case may be, are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of this Agreement or any other Credit Document or consent to any departure by the Borrower or any other Credit Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 10.8, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice or demand on the Borrower or any other Credit Party in any case shall entitle such Person to any other or further notice or demand in similar or other circumstances.

(b)           Neither this Agreement nor any other Credit Document nor any provision hereof or thereof may be waived, amended or modified except (x) as provided in Section 2.20, Section 2.21, Section 2.22 and Section 9.12, (y) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Requisite Lenders (or the Administrative Agent with the consent of the Requisite Lenders); provided that any waiver, amendment or modification that relates to a particular Class and does not amend, waive or modify such provisions with respect to another Class shall only require a writing entered into by the Borrower and the Requisite Lenders of such Class directly affected, and (z) in the case of any other Credit Document (other than any such waiver, amendment or modification to effectuate any modification thereto expressly contemplated by the terms of such other Credit Document), pursuant to an agreement or agreements in writing entered into by each party thereto and the Administrative Agent and/or the Collateral Trustee and consented to by the Requisite Lenders; provided, however, that except as provided in Section 2.15(b), Section 2.20 and Section 2.21, no such agreement shall:

(i)            decrease, forgive, waive or excuse the principal amount of, or any interest (other than Default Rate interest) on, or any premiums or fees in respect of, or extend the final maturity of, or decrease the rate of interest on, any Loan (other than by amendment, waiver or modification of, or consent to departure from, a condition precedent, representation, warranty, mandatory prepayment, Default, Event of Default, financial ratio or covenant) (it being understood that any change in any definition applicable to any ratio used in the calculation of such rate of interest or fees (including any component definition) shall not constitute a reduction in any rate of interest or any fee), without the prior written consent of each Lender directly and adversely affected thereby (but not the Requisite Lenders);

(ii)           increase or extend the Commitment of any Lender or decrease, forgive, waive or excuse the fees of any Lender or fees of the Administrative Agent without the prior written consent of such Lender or the Administrative Agent, as applicable (it being understood that amendments, waivers or modifications of, or consent to departure from, conditions precedent, representations, warranties, mandatory prepayment, covenants, Defaults or Events of Default shall not constitute an increase or extension of the Commitments of any Lender);

(iii)          postpone any date fixed by this Agreement or any other Credit Document for any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under such other Credit Document (in each case, other than any extension for administrative convenience as agreed by the Administrative Agent), without the consent of each Lender directly affected thereby (but not the Requisite Lenders);

(iv)          re-tranche the Initial Term Facility (or otherwise divide, classify or exchange a portion of the Initial Term Loans) in any manner that would cause the Initial Term Loans to be merged, divided, exchanged or split into one or more tranches or otherwise treat particular Loans held by one group of Lenders different from the Loans held by any other Lenders, without the consent of each Lender directly and adversely affected thereby (but not the Requisite Lenders);

(v)          [reserved];

(vi)          amend or modify the provisions of this Section 10.8 or the definition of the term “Requisite Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder without the prior written consent of each Lender (it being understood that, with the consent of the Requisite Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Requisite Lenders on substantially the same basis as the Loans and Commitments are included on the Closing Date);

(vii)         except as provided in Section 10.18 or otherwise in accordance with the Collateral Trust Agreement, release all or substantially all of the Collateral (or subordinate the Liens in favor of the Administrative Agent or the Collateral Trustee, as applicable, on all or substantially all of the Collateral) or release all or substantially all of the value of the guarantees under this Agreement or the Pledge and Security Agreement, without the prior written consent of each Lender (and, in relation to the release of any Swedish Transaction Security, without the prior written consent of the Collateral Trustee);

(viii)        amend the provisions of Section 2.14 of this Agreement, any pro rata sharing or any analogous provision of any other Credit Document, in a manner that would by its terms alter the pro rata sharing of payments required thereby, without the consent of each Lender directly and adversely affected thereby (but not the Requisite Lenders);

(ix)           introduce a new senior ranking tranche of Initial Term Loans, other Term Loans or revolving loans (except as expressly contemplated by Section 6.1(aa) as in effect on the Closing Date), through issuance, exchange, amendment or otherwise, without the prior written consent of each Lender;

(x)           change the coin or currency in which the principal of any Loan or the interest thereon is payable pursuant to Section 2.6, without the prior written consent of each Lender directly and adversely affected thereby (but not the Requisite Lenders);

(xi)          amend, modify, supplement or waive any condition precedent set forth in Section 3.2 to any Borrowing (excluding any general waiver of a Default or an Event of Default by the Requisite Lenders, as opposed to a waiver only for the purpose of making such extension of credit) without the consent of the Requisite Lenders (such consent being in lieu of the consent of the Requisite Lenders required pursuant to the first sentence of this Section 10.8(b));

(xii)         amend or modify sections 3.4, 4.1(a) or 7.1 of the Collateral Trust Agreement without the consent of each Lender directly affected thereby; and

(xiii)        (A) increase the maximum principal amount of the Revolving Facility from that permitted under Section 6.1(aa) on the Closing Date or (B) subordinate the Liens on Collateral securing the Initial Term Facility to Liens securing any other Indebtedness or increase in the amount of Indebtedness that is permitted to rank senior to the Liens of the Initial Term Lenders, without the prior written consent of 85.0% of the Initial Term Lenders (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%).

(c)           Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 10.8 and any consent by any Lender pursuant to this Section 10.8 shall bind any assignee of such Lender.

(d)           Without the consent of the Administrative Agent or any Lender, the Credit Parties and the Administrative Agent or Collateral Trustee, as applicable, may (in their respective sole discretion, or shall, to the extent required by any Credit Document) enter into any amendment, modification or waiver of any Credit Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, or as required by local law to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable law (including, without limitation, pursuant to the definition of  “Successor Borrower Transaction” and Section 6.4(d) hereof).

(e)           This Agreement and the other Credit Documents may be amended (or amended and restated) with the written consent of the Requisite Lenders, the Administrative Agent and the Borrower (i) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Credit Documents with the Term Loans and the accrued interest and fees in respect thereof and (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Requisite Lenders.

(f)            Notwithstanding anything in this Agreement or any other Credit Document to the contrary, the Borrower may enter into Incremental Amendments in accordance with Section 2.20, Refinancing Amendments in accordance with Section 2.21 and Extension Amendments in accordance with Section 2.22, and such Incremental Amendments, Refinancing Amendments and Extension Amendments shall be effective to amend the terms of this Agreement and the other applicable Credit Documents, in each case, without any further action or consent of any other party to any Credit Document.

(g)           Notwithstanding the foregoing, the Administrative Agent, with the consent of the Borrower, may amend, modify or supplement any Credit Document without the consent of any Lender or the Requisite Lenders in order to correct, amend or cure any ambiguity, inconsistency or defect or correct any typographical error or other manifest error in any Credit Document; provided that the Administrative Agent shall promptly give the Lenders notice of any such amendment, modification or supplement.

(h)           Notwithstanding the foregoing, Repricing Transactions shall be permitted without the approval or consent of the Lenders other than any Lender holding Term Loans subject to such Repricing Transactions that will continue as a Lender hereunder in respect of the repriced tranche of Loans or modified Loans.

(i)            The consent of the Administrative Agent will be required with respect to modifications of the Credit Documents which affect the rights and duties of the Administrative Agent in its capacity as such.

10.9         Interest Rate Limitation.

(a)           Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under applicable law (collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable hereunder, together with all Charges payable to such Lender, shall be limited to the Maximum Rate; provided that such excess amount shall be paid to such Lender on subsequent payment dates to the extent not exceeding the legal limitation.

(b)           Notwithstanding any other provision herein to the contrary, if any provision of this Agreement or of any of the other Credit Documents would obligate any Canadian Domiciled Credit Party to make any payment of interest or other amount payable to any Secured Party in an amount which would be prohibited by applicable law or calculated at a rate that would exceed or result in a receipt by Secured Party of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by such Secured Party of interest at a rate which constitutes a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such Secured Party, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Secured Party which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada).  Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if a Secured Party shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada) from a Canadian Domiciled Credit Party, such Canadian Domiciled Credit Party shall be entitled, by notice in writing to such Secured Party, to obtain reimbursement from such Secured Party in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Secured Party to such Canadian Domiciled Credit Party. Any amount or rate of interest referred to in this Section 10.9(b) shall be determined in accordance with IFRS as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the applicable Maturity Date, and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by Administrative Agent (in consultation with the Requisite Lenders) shall be conclusive for the purposes of such determination.

10.10       Entire Agreement.  This Agreement, the other Credit Documents and the agreements regarding certain fees referred to herein constitute the entire contract between the parties relative to the subject matter hereof.  Any previous agreement among or representations from the parties or their Affiliates with respect to the subject matter hereof is superseded by this Agreement and the other Credit Documents.  Nothing in this Agreement or in the other Credit Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Credit Documents.

10.11       WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, THE ADMINISTRATIVE AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

10.12       Severability.  In the event any one or more of the provisions contained in this Agreement or in any other Credit Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.  The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

10.13       Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract, and shall become effective as provided in Section 10.3.  Delivery of an executed counterpart to this Agreement by facsimile or other electronic transmission (e.g., “PDF” or “TIF”) shall be as effective as delivery of a manually signed original.

10.14       Headings.  Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

10.15       Jurisdiction; Consent to Service of Process.

(a)           Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York County, and any appellate court from any thereof (collectively, “New York Courts”) in any action or proceeding arising out of or relating to this Agreement or the other Credit Documents (other than as expressly set forth in other Credit Documents), or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York Court or, to the extent permitted by law, in such federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or any of the other Credit Documents in the courts of any jurisdiction, except that each of the Credit Parties agrees that (a) it will not bring any such action or proceeding in any court other than New York Courts (it being acknowledged and agreed by the parties hereto that any other forum would be inconvenient and inappropriate in view of the fact that more of the Lenders who would be affected by any such action or proceeding have contacts with the State of New York than any other jurisdiction), and (b) in any such action or proceeding brought against any Credit Party in any other court, it will not assert any cross-claim, counterclaim or setoff, or seek any other affirmative relief, except to the extent that the failure to assert the same will preclude such Credit Party from asserting or seeking the same in the New York Courts.

(b)           Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Credit Documents in any New York State or federal court.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)           Each Borrower and each Guarantor not organized in the United States shall appoint CT Corporation System, 111 Eighth Avenue, New York, N.Y. 10011 (or a permitted alternative) as its agent for service of process in any suit, action or proceeding with respect to this Agreement and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York.

10.16       Confidentiality.  Each of the Lenders and the Administrative Agent agrees that it shall maintain in confidence any information relating to the Borrower and any of the subsidiaries furnished to it by or on behalf of the Borrower or any of the subsidiaries (other than information that (a) has become generally available to the public other than as a result of a disclosure by such party, (b) has been independently developed by such Lender or the Administrative Agent without violating this Section 10.16, as evidenced by its written records, or (c) was available to such Lender or the Administrative Agent from a third party having, to such Person’s knowledge, no obligations of confidentiality to the Borrower or any other Credit Party) and shall not reveal the same other than to its respective officers, directors, employees, stockholders, partners, members, accountants, attorneys, agents, representatives and advisors with a need to know or to any Person that approves or administers the Loans on behalf of such Lender or the Administrative Agent (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 10.16), except:  (A) to the extent necessary to comply with law or any legal, judicial or administrative process, as otherwise required by law or the requests of any Governmental Authority, the National Association of Insurance Commissioners or of any securities exchange on which securities of the disclosing party or any Affiliate of the disclosing party are listed or traded, (B) as part of normal reporting or review procedures to, or examinations by, Governmental Authorities or self-regulatory authorities including the National Association of Insurance Commissioners or the National Association of Securities Dealers, Inc., (C) to its parent companies, Affiliates or auditors (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 10.16), (D) in order to enforce its rights under any Credit Document in a legal proceeding, (E) to any pledge under Section 10.4(e) or any other prospective assignee of, or prospective Participant in, any of its rights under this Agreement (so long as such Person shall have been instructed to keep the same confidential in accordance with this Section 10.16), (F) to any direct or indirect contractual counterparty in Hedge Agreements or such contractual counterparty’s professional advisor (so long as such contractual counterparty or professional advisor to such contractual counterparty agrees to be bound by the provisions of this Section 10.16), (G) with any Borrower’s prior consent and (H) on a confidential basis to (x) any rating agency in connection with rating the Borrower or any of its subsidiaries or the Loans hereunder, the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Initial Term Facility or (y) market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent in connection with the administration and management of this Agreement and the other Credit Documents.  Notwithstanding the foregoing, no such information shall be disclosed to a Disqualified Person that constitutes a Disqualified Person at the time of such disclosure without the Borrower’s prior written consent.

10.17       Platform; Borrower Materials.  The Borrower hereby acknowledges that (a) the Administrative Agent will make available to the Lenders materials or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”), and (b) certain of the Lenders may be Public Lenders that do not wish to receive material non-public information with respect to the Borrower or its securities.  The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (a) all the Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, means that the word “PUBLIC” shall appear prominently on the first page thereof, (b) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent and the Lenders to treat the Borrower Materials as either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Borrower or its securities for purposes of Canadian Securities Laws, (c) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor”; and (d) the Administrative Agent shall be entitled to treat the Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”

10.18       Release of Liens and Guarantees.

(a)           Subject to Section 10.18(f) hereof, the Administrative Agent, the Collateral Trustee and Lenders hereby irrevocably agree that the Liens granted to the Collateral Trustee by the Credit Parties on any Collateral shall be released and to the extent permitted under applicable law, automatically released:  (i) as set forth in Section 10.18(c), Section 10.18(d) or Section 10.18(e) below; (ii) upon the sale or other disposition of such Collateral by any Credit Party to a Person that is not (and is not required to become) a Credit Party in a transaction not prohibited by this Agreement (and the Collateral Trustee may rely conclusively on a certificate to that effect provided to it by an Authorized Officer of the Borrower upon its reasonable request without further inquiry), (iii) if the release of such Lien is approved, authorized or ratified in writing by the Requisite Lenders (or such other Lenders whose consent may be required in accordance with Section 10.8(b)), (iv) to the extent that the property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its obligations under the Guaranteed Obligation in accordance with clause (b) below, (v) to the extent and for so long as any asset or property constitutes Excluded Property, (vi) as required by the Collateral Trustee to effect any sale or disposition of Collateral in connection with any exercise of remedies of the Collateral Trustee pursuant to the Collateral Documents.  Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or Obligations (other than those being released) of the Credit Parties in respect of) all interests retained by the Credit Parties, including the proceeds of any sale or disposition, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Credit Documents.

(b)           In addition, the Administrative Agent, the Collateral Trustee and Lenders hereby irrevocably agree that a Guarantor shall be released from the guarantees and the Collateral Documents upon consummation of any transaction not prohibited hereunder resulting in such Guarantor ceasing to constitute a Guarantor or otherwise a subsidiary (and the Collateral Trustee may rely conclusively on a certificate to that effect provided to it by an Authorized Officer of the Borrower upon its reasonable request without further inquiry).

(c)           Notwithstanding anything to the contrary contained herein or in any other Credit Document but subject always to Section 10.26, upon request of the Borrower, the Administrative Agent, or the Collateral Trustee, as applicable, shall (without notice to, or vote or consent of, any other Secured Party) take such actions as shall be required to release or subordinate any Lien on any property granted to or held by the Collateral Trustee under any Credit Document to the holder of any Lien on such property that is permitted by Section 6.2 to be senior to the Liens of the Collateral Trustee on such property; provided that, prior to any such request, the Borrower shall have in each case delivered to the Administrative Agent a certificate of an Authorized Officer of the Borrower certifying that such Lien is permitted to be senior to the Liens under this Agreement or that such property is Excluded Property, as applicable.

(d)           Notwithstanding anything to the contrary contained herein or in any other Credit Document but subject always to Section 10.26, the Lenders hereby irrevocably authorize the Administrative Agent and the Collateral Trustee, as applicable, to execute and deliver any instruments, documents, and agreements and take any action necessary or desirable to evidence and confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this Section 10.18, all without the requirement of notice to or the further consent or joinder of any Lender.  Any representation, warranty or covenant contained in any Credit Document relating to any such Collateral or Guarantor shall no longer be deemed to be made.  In connection with any release hereunder, the Administrative Agent and the Collateral Trustee shall promptly (and the Lenders hereby authorize the Administrative Agent and the Collateral Trustee to) take such action and execute any such documents as may be reasonably requested by the Borrower, at the Borrower’s expense, in connection with the release of any Liens created by any Credit Document in respect of such Restricted Subsidiary, property or asset.

(e)           Notwithstanding anything to the contrary contained herein or any other Credit Document but subject always to Section 10.26, when all Obligations (other than any contingent or indemnification obligations not yet due and payable and for which no claim has been asserted) have been paid in full in cash or equivalents thereof, all Commitments have terminated or expired, upon request of the Borrower, the Administrative Agent and/or the Collateral Trustee, as applicable, shall (without notice to, or vote or consent of, any Lender) take such actions (and each Lender hereby authorizes the Administrative Agent and the Collateral Trustee to take such actions) as shall be required to release its Liens on and any other security interest in all Collateral, and to release all obligations under any Credit Document, whether or not on the date of such release there may be any  contingent or indemnification obligations not yet due and payable and for which no claim has been asserted.  Any such release of Obligations shall be deemed subject to the provision that such Obligations shall be reinstated if after such release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, examinership, liquidation or reorganization of the Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, examiner, intervenor or conservator of, or trustee or similar officer for, the Borrower or any Guarantor or any substantial part of its property, or otherwise, all as though such payment had not been made.

(f)            Notwithstanding anything to the contrary contained herein or in any other Credit Document (other than the release of security at the direction of the Lenders pursuant to Section 10.8(b))  but subject always to Section 10.26, the release of any perfected Lien (or Lien purported to be perfected) over assets subject to any Swedish Security Agreement will always be subject to the prior written consent of the Collateral Trustee (in its sole discretion), unless the assets to be released are disposed of for full market value and the proceeds are applied directly towards discharge of the Obligations (or are paid into a blocked account held with the Collateral Trustee).  The Collateral Trustee's consent shall be given on a case-by-case basis and at the sole discretion of the Collateral Trustee.  Each Lender authorizes the Collateral Trustee to release such Swedish Transaction Security at its discretion without notification or further reference to the Lender.

10.19       Judgment.  The Obligations of the Borrowers due to any party hereto shall, notwithstanding any judgment in a currency (the “judgment currency”) other than Dollars, be discharged only to the extent that on the Business Day following receipt by such party of any sum adjudged to be so due in the judgment currency such party may, in accordance with normal banking procedures, purchase Dollars with the judgment currency; if the amount of Dollars so purchased is less than the sum originally due to such party in Dollars, each Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such party against such loss, if the amount of Dollars so purchased exceeds the sum originally due to any party to this Agreement, such party agrees to remit to the such, such excess.

10.20       USA PATRIOT Act Notice.  Each Lender that is subject to the USA PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name, address and tax identification of each Credit Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Credit Party in accordance with the USA PATRIOT Act.  Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) may also pursuant to the applicable AML Legislation be required to obtain, verify and record information regarding the Credit Parties, their directors, authorized signing officers, direct or indirect shareholders and the Transactions contemplated hereby.  Each Credit Party shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender reasonably requests in order to comply with its ongoing obligations under applicable AML Legislation, including the USA PATRIOT Act.

10.21       Acknowledgements.  The Borrower hereby acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Lender Parties and the Credit Parties is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or the other Credit Documents, irrespective of whether the Lender Parties have advised or are advising the Credit Parties on other matters, and the relationship between the Lender Parties, on the one hand, and the Credit Parties, on the other hand, in connection herewith and therewith is solely that of creditor and debtor, (b) the Lender Parties, on the one hand, and the Credit Parties, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do the Credit Parties rely on, any fiduciary duty to the Credit Parties or their Affiliates on the part of the Lender Parties, (c) the Credit Parties are capable of evaluating and understanding, and the Credit Parties understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Credit Documents, (d) the Credit Parties have been advised that the Lender Parties are engaged in a broad range of transactions that may involve interests that differ from the Credit Parties’ interests and that the Lender Parties have no obligation to disclose such interests and transactions to the Credit Parties, (e) the Credit Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent the Credit Parties have deemed appropriate in the negotiation, execution and delivery of this Agreement and the other Credit Documents, (f) each Lender Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Credit Parties, any of their Affiliates or any other Person, (g) none of the Lender Parties has any obligation to the Credit Parties or their Affiliates with respect to the transactions contemplated by this Agreement or the other Credit Documents except those obligations expressly set forth herein or therein or in any other express writing executed and delivered by such Lender Party and the Credit Parties or any such Affiliate and (h) no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lender Parties or among the Lender Parties and the Credit Parties.

10.22       [Reserved].

10.23       Trust Provisions.

(a)            The Collateral Trustee declares that it holds the Security Property on trust for the Secured Parties on the terms contained in this Agreement.

(b)           If the Obligations (other than any contingent or indemnification obligations not yet due and payable and for which no claim has been asserted) have been paid in full in cash and the Commitments of the Lenders to make any Loan under this Agreement shall have expired or been sooner terminated and all letters of credit have been terminated or cash collateralized or back-stopped in accordance with the provisions of this Agreement, then (i) the trusts set out in this Agreement and the Security Agreements shall be wound up and the Collateral Trustee shall release, without recourse or warranty, all of the security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Agreements and the rights of the Collateral Trustee under each of the Security Agreements; and (ii) any Collateral Trustee which has resigned shall release, without recourse or warranty, all of its rights under each Security Agreement.

10.24       Joint and Several Liability.

(a)           Notwithstanding any other provision contained herein or in any other Credit Document, if a “secured creditor” (as that term is defined under the Bankruptcy and Insolvency Act (Canada)) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then the Obligations of the Credit Parties hereunder to which the Bankruptcy and Insolvency Act (Canada) applies, to the extent such Obligations are secured, shall be several obligations and not joint or joint and several obligations of such Credit Parties.

10.25       Limitations Act, 2002 (Ontario).

(a)           Each of the parties hereto agree that any and all limitation periods provided for in the Limitations Act, 2002 (Ontario), as amended from time to time, or any other applicable law limiting the time for which an action may be commenced shall be excluded from application to the Obligations and any undertaking, covenant, indemnity or other agreement of any Credit Party provided for hereunder or in any other Credit Document to which it is a party in respect thereof, in each case to fullest extent permitted by such Act or applicable law.

10.26       No Conflicts and the Collateral Trust Agreement.

Notwithstanding anything to the contrary contained herein or any other Credit Document:

(a)            in the event of any conflict between the provisions of this Agreement or any other Credit Document and the provisions of the Collateral Trust Agreement, the provisions of the Collateral Trust Agreement shall govern and control;

(b)           neither this Agreement, any other Credit Document nor any provision hereof or thereof may be amended, modified or waived in any manner that adversely impacts the rights, duties, obligations, protections or immunities of the Collateral Trustee in its capacity as Collateral Trustee except pursuant to an agreement or agreements in writing entered into by the Collateral Trustee; and

(c)           the Collateral Trustee shall be an intended third party beneficiary of Sections 9, 10.7, 10.8, 10.11, 10.18, 10.23 and 10.26 of this Agreement and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions in respect of the Collateral Trustee may be made without the prior written consent of the Collateral Trustee).

10.27       Plan Sponsor Notice to Administrative Agent.

Each Lender that is a Plan Sponsor shall promptly provide to the Administrative Agent written notice of the aggregate principal amount of the Term Loans held by such Lender and its controlled affiliates (which shall include “Affiliates” as defined in the Borrower’s articles, as amended) upon any change in the amount of such holdings (which notice may be provided in an annex to the applicable assignment and assumption agreement, which annex shall only be delivered to the Administrative Agent, and not to the counterparty) and, if such notice results in a change in the Applicable Voting Percentage, then the Administrative Agent shall notify the other Initial Term Lenders and the Borrower of any such change in the Applicable Voting Percentage.  The Administrative Agent shall be entitled to rely conclusively on all such notices absent manifest error.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

CONCORDIA INTERNATIONAL CORP., as Borrower

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Chief Financial Officer

CONCORDIA LABORATORIES INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg under number B 200376, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Type A Manager

CONCORDIA PHARMACEUTICALS INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg under number B 200344, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Type A Manager

[Signature Page to Credit and Guaranty Agreement]

AMDIPHARM MERCURY UK LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

CONCORDIA FINANCING (JERSEY) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

CONCORDIA INVESTMENTS (JERSEY) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

CONCORDIA HOLDINGS (JERSEY) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

[Signature Page to Credit and Guaranty Agreement]

AMDIPHARM MERCURY INTERNATIONAL LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

AMDIPHARM AG, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

AMDIPHARM B.V., as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

AMDIPHARM MERCURY HOLDCO UK LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

CONCORDIA INTERNATIONAL RX (UK) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

[Signature Page to Credit and Guaranty Agreement]

PRIMEGEN LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

MERCURY PHARMA GROUP LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

FOCUS PHARMA HOLDINGS LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

MERCURY PHARMA (GENERICS) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

MERCURY PHARMACEUTICALS LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

[Signature Page to Credit and Guaranty Agreement]

FOCUS PHARMACEUTICALS LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

AMDIPHARM LIMITED, as a Guarantor

/s/ Michael Cullen
Director

/s/ Madeline Donnelly
Director

MERCURY PHARMA INTERNATIONAL
LIMITED, as a Guarantor

/s/ Adeel Ahmad
Director

/s/ Vikram Kamath
Director

MERCURY PHARMACEUTICALS
(IRELAND) LIMITED, as a Guarantor

/s/ Adeel Ahmad
Director

/s/ Vikram Kamath
Director

[Signature Page to Credit and Guaranty Agreement]

AMDIPHARM HOLDINGS, a société à responsabilité limitée incorporated in Luxembourg, having its registered office at 46A, avenue J.F. Kennedy, L-1855 Luxembourg, and registered with the Registre de Commerce et des Sociétés, Luxembourg under number B105086, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Manager

ABCUR AB, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

CONCORDIA INVESTMENT HOLDINGS (JERSEY) LIMITED, as a Guarantor

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Director

[Signature Page to Credit and Guaranty Agreement]

GLAS TRUST COMPANY LLC, as Administrative Agent

By:	/s/ Martin Reed
Name:	Martin Reed
Title:	Vice President

[Signature Page to Credit and Guaranty Agreement]

Appendix A-1

ISSUED TERM LOANS

On file with the Administrative Agent.

Schedule 1.1(a)

Guarantors

	Name	Jurisdiction of Organization
1.	Concordia Laboratories Inc.	Luxembourg
2.	Concordia Pharmaceuticals Inc.	Luxembourg
3.	Amdipharm Holdings	Luxembourg
4.	Amdipharm B.V.	Netherlands
5.	Concordia Financing (Jersey) Limited	Jersey
6.	Concordia Investments (Jersey) Limited	Jersey
7.	Amdipharm Mercury International Limited	Jersey
8.	Concordia Holdings (Jersey) Limited	Jersey
9.	Concordia Investment Holdings (Jersey) Limited	Jersey
10.	Concordia Investment Holdings (UK) Limited	England and Wales
11.	Mercury Pharma Group Limited	England and Wales
12.	Focus Pharma Holdings Limited	England and Wales
13.	Mercury Pharma (Generics) Limited	England and Wales
14.	Mercury Pharmaceuticals Limited	England and Wales
15.	Focus Pharmaceuticals Limited	England and Wales
16.	Amdipharm Mercury Holdco UK Limited	England and Wales
17.	Amdipharm Mercury UK Limited	England and Wales
18.	Concordia International Rx (UK) Limited	England and Wales
19.	Primegen Limited	England and Wales
20.	Abcur AB	Sweden
21.	Mercury Pharmaceuticals (Ireland) Limited	Ireland
22.	Mercury Pharma International Limited	Ireland
23.	Amdipharm Limited	Ireland
24.	Amdipharm AG	Switzerland

Schedule 1.1(a)-1

Schedule 10.1

Notice Addresses

Party	Address
Administrative Agent	Attention: Administrator for Concordia International Corp. GLAS Trust Company LLC 3 Second Street, Suite 206 Jersey City, NJ 07311 Telephone: 201-839-2181 Email: GLASTrust@glas.agency
Borrower
Concordia International Corp.
Capital House, 1st Floor, 85 King William Street,
London EC4N 7BL, United Kingdom
Attention: Adeel Ahmad, Chief Financial Officer

Telephone: [REDACTED: PERSONAL INFORMATION]
Fax No.: [REDACTED: PERSONAL INFORMATION]
Email: [REDACTED: PERSONAL INFORMATION]

With a copy to:

Concordia International Corp.
5770 Hurontario Street, Suite 310
Mississauga, ON L5R 3G5
Canada

Telephone: 905 842 5150
Fax No.: 905-842-5154

******

Website: www.concordiarx.com

Guarantors

With a copy to:

Concordia International Corp.
Capital House, 1st Floor, 85 King William Street,
London EC4N 7BL, United Kingdom
Attention: Adeel Ahmad, Chief Financial Officer

Telephone: [REDACTED: PERSONAL INFORMATION]
Fax No.: [REDACTED: PERSONAL INFORMATION]
Email: [REDACTED: PERSONAL INFORMATION]

Schedule 10.1-1

EXHIBIT A-1

[FORM OF]
FUNDING NOTICE

To:
GLAS Trust Company LLC,
as Administrative Agent for
the Lenders referred to below

GLAS Trust Company LLC
3 Second Street, Suite 206
Jersey City, NJ 07311
Attention:  Administrator for Concordia International Corp.
 Facsimile:  +1 212-202-6246

__________________, 20__1

Ladies and Gentlemen:

Reference is made to the Credit and Guaranty Agreement, dated as of September 6, 2018 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), among Concordia International Corp. (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, GLAS Trust Company LLC, as administrative agent, and the lenders party thereto from time to time.  Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Credit Agreement.

The undersigned hereby gives you notice pursuant to Section 2.1  of the Credit Agreement that it requests a borrowing under the Credit Agreement, and in that connection sets forth below the terms on which such borrowing is requested to be made:

1. Date of Borrowing (the “Credit Date”) (which shall be a Business Day):

2. Principal Amount of Borrowing and Currency:	[$][€]

3. Type of Borrowing[2]

4. Class of Borrowing[3]

5. Borrower

6. Interest Period[4]

[1]
The Administrative Agent must be notified in writing by delivery (which may be by facsimile) of a Funding Notice signed by the Borrower not later than 12:00 noon, New York City time, (i) one (1) day before the proposed funding date with respect to Base Rate Loans and (ii) three (3) days before the proposed funding date with respect to Eurocurrency Rate Loans (or such shorter period as may be acceptable to the Administrative Agent).

[2]	Specify a Eurocurrency Rate Borrowing or an ABR Borrowing and, if more than one Class of the foregoing exists, the specific Class thereof.
[3]	Specify if the Borrowing is an Initial Term Loan, Incremental Term Loan, Refinancing Term Loan or Extended Term Loan.
[4]	Include in the case of Eurocurrency Rate Loans. The initial interest period applicable to a Eurocurrency Rate Loan shall be subject to the definition of “Interest Period”.

7. The account of the Borrower to which proceeds of the Loans requested on the Credit Date are to be made available by the Administrative Agent to the Borrower are as follows:

Bank Name:	_________________________

Bank Address:	_________________________

ABA Number:	_________________________

Account:	_________________________

Attention:	_________________________

Reference:	_________________________

The Borrower hereby certifies that:

1.          Each of the representations and warranties made by any Credit Party in the Credit Agreement and in the other Credit Documents shall be true and correct in all material respects on and as of the Credit Date contemplated hereby as if made on and as of such date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and

2.          No event shall have occurred and be continuing on the Credit Date contemplated hereby or would result from the consummation of the extensions of credit requested to be made hereunder that would constitute a Default or Event of Default.

[Remainder of page intentionally left blank]

A-1-2

CONCORDIA INTERNATIONAL CORP.][ADDITIONAL BORROWER], as the Borrower

By:
Name:
Title:

[Signature Page to Funding Notice]

EXHIBIT A-2

[FORM OF]
NOTICE OF CONVERSION/CONTINUATION

Reference is made to that certain Credit and Guaranty Agreement, dated as of September 6, 2018, among Concordia International Corp. (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, GLAS Trust Company LLC, as administrative agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).  Pursuant to Section 2.7 of the Credit Agreement, the Borrower desires to convert or continue Loans as follows:

1.          Date of conversion/continuation:  _____________________, ____

2.          Amount of Loans being converted/continued:  [$] [€]

3.          Class of Loans being converted/continued:

[  ] [     ]1 Term Loans

4.          Borrower entity:___________________

5.          Nature of conversion/continuation:

[  ] a. Conversion of Base Rate Loans to Eurocurrency Rate Loans

[  ] b. Conversion of Eurocurrency Rate Loans to Base Rate Loans

[  ] c. Continuation of Eurocurrency Rate Loans as such

6.          If Loans are being continued as or converted to Eurocurrency Rate Loans, the duration of the new Interest Period that commences on the conversion/continuation date:  ____________________ month(s).

7.          No Event of Default has occurred or is continuing.

[Remainder of page intentionally left blank]

[1]	Fill in the appropriate terminology for the Class of Term Loans to be converted/continued (e.g. Term Loans, Incremental Term Loans, etc.).
A-2-1

DATED:	CONCORDIA INTERNATIONAL CORP.,
as the Borrower

By:
Name:
Title:

[ ],
as an Additional Borrower

By:
Name:
Title:

[Signature Page to Notice of Conversion/Continuation]

EXHIBIT B-1

[FORM OF]
DOLLAR TERM LOAN NOTE

$_________________[1]	________________________[2]

[__________], 2018

FOR VALUE RECEIVED, CONCORDIA INTERNATIONAL CORP., a corporation organized under the laws of Canada (the “Borrower”), promises to pay to __________________3 (“Payee”) or its registered assigns the principal amount of __________________4 ($_______________).  The principal amount of this note (“Note”) shall be payable on the dates and in the amounts specified in the Credit Agreement (as defined below).

The Borrower also promises to pay interest on the unpaid principal amount hereof, until paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain Credit and Guaranty Agreement dated as of September 6, 2018, among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, GLAS Trust Company LLC, as administrative agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).

This Note is one of the Borrower’s “Dollar Term Loan Notes” and is issued pursuant to and entitled to the benefits of the Credit Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Term Loan evidenced hereby was made and is to be repaid.

All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America in same day funds at the Principal Office of Administrative Agent or at such other place as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement.  Unless and until an Assignment Agreement effecting the assignment or transfer of this Note shall have been accepted by Administrative Agent and recorded in the Register as provided in the Credit Agreement, the Borrower and Administrative Agent shall be entitled to deem and treat Payee as the owner and holder of this Note and the Loan evidenced hereby.  Payee hereby agrees, by its acceptance hereof, that before disposing of this Note or any part hereof it will make a notation hereon of all principal payments previously made hereunder and of the date to which interest hereon has been paid; provided, however, that the failure to make a notation of any payment made on this Note shall not limit or otherwise affect the obligations of the Borrower hereunder with respect to payments of principal of or interest on this Note.

Whenever any payment on this Note shall be stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall not be included in the computation of the payment of interest on this Note, subject, in each case, to the terms of the Credit Agreement.  Notwithstanding the foregoing, in the event the Maturity Date is not a Business Day, any payments required to be made on such date shall be made on the immediately preceding Business Day.

[1]	Insert amount of Lender’s Term Loan in numbers.
[2]	Insert place of delivery of Note.
[3]	Insert Lender’s name in capital letters.
[4]	Insert amount of Lender’s Term Loan in words.
B-1-1

This Note is subject to mandatory prepayment as provided in the Credit Agreement and to prepayment at the option of the Borrower as provided in the Credit Agreement.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF THE BORROWER AND PAYEE HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.  THIS NOTE INCORPORATES BY REFERENCE, AND THE BORROWER AND PAYEE HEREBY AGREE TO BE SUBJECT TO, THE PROVISIONS SET FORTH IN SUBSECTION 10.15 OF THE CREDIT AGREEMENT.

Upon the occurrence of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Credit Agreement.

The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.

This Note is subject to restrictions on transfer or assignment as provided in the Credit Agreement.

To the extent any provision of this Note is inconsistent with, or conflicts with, any provision of the Credit Agreement, the Credit Agreement shall control.

No reference herein to the Credit Agreement and no provision of this Note or the Credit Agreement shall alter or impair the obligations of the Borrower, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency prescribed herein and in the Credit Agreement.

The Borrower promises to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in the Credit Agreement, incurred in the collection and enforcement of this Note.  The Borrower and any endorsers of this Note hereby consent to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waive diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

[Remainder of page intentionally left blank]

B-1-2

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

CONCORDIA INTERNATIONAL CORP.

By:
Name:
Title:

[Signature Page to Term Loan Note]

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Type of Loan Made	Amount of Loan Made	End of Interest Period	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notion Made By
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________

EXHIBIT B-2

[FORM OF]
EURO TERM LOAN NOTE

£____________________[1]	________________________[2]
[__________], 2018

FOR VALUE RECEIVED, CONCORDIA INTERNATIONAL CORP., a corporation organized under the laws of Canada (the “Borrower”), promises to pay to __________________3 (“Payee”) or its registered assigns the principal amount of _________________4 (€____________________________).  The principal amount of this note (“Note”) shall be payable on the dates and in the amounts specified in the Credit Agreement (as defined below).

The Borrower also promises to pay interest on the unpaid principal amount hereof, until paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain Credit and Guaranty Agreement dated as of September 6, 2018, among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, GLAS Trust Company LLC, as administrative agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).

This Note is one of the Borrower’s “Euro Term Loan Notes” and is issued pursuant to and entitled to the benefits of the Credit Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Term Loan evidenced hereby was made and is to be repaid.

All payments of principal and interest in respect of this Note shall be made in lawful money of the European Union in same day funds at the Principal Office of Administrative Agent or at such other place as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement.  Unless and until an Assignment Agreement effecting the assignment or transfer of this Note shall have been accepted by Administrative Agent and recorded in the Register as provided in the Credit Agreement, the Borrower and Administrative Agent shall be entitled to deem and treat Payee as the owner and holder of this Note and the Loan evidenced hereby.  Payee hereby agrees, by its acceptance hereof, that before disposing of this Note or any part hereof it will make a notation hereon of all principal payments previously made hereunder and of the date to which interest hereon has been paid; provided, however, that the failure to make a notation of any payment made on this Note shall not limit or otherwise affect the obligations of the Borrower hereunder with respect to payments of principal of or interest on this Note.

Whenever any payment on this Note shall be stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall not be included in the computation of the payment of interest on this Note, subject, in each case, to the terms of the Credit Agreement.  Notwithstanding the foregoing, in the event the Maturity Date is not a Business Day, any payments required to be made on such date shall be made on the immediately preceding Business Day.

[1]	Insert amount of Lender’s Term Loan in numbers.
[2]	Insert place of delivery of Note.
[3]	Insert Lender’s name in capital letters.
[4]	Insert amount of Lender’s Term Loan in words.
B-2-1

This Note is subject to mandatory prepayment as provided in the Credit Agreement and to prepayment at the option of the Borrower as provided in the Credit Agreement.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF THE BORROWER AND PAYEE HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.  THIS NOTE INCORPORATES BY REFERENCE, AND THE BORROWER AND PAYEE HEREBY AGREE TO BE SUBJECT TO, THE PROVISIONS SET FORTH IN SUBSECTION 10.15 OF THE CREDIT AGREEMENT.

Upon the occurrence of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Credit Agreement.

The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.

This Note is subject to restrictions on transfer or assignment as provided in the Credit Agreement.

To the extent any provision of this Note is inconsistent with, or conflicts with, any provision of the Credit Agreement, the Credit Agreement shall control.

No reference herein to the Credit Agreement and no provision of this Note or the Credit Agreement shall alter or impair the obligations of the Borrower, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency prescribed herein and in the Credit Agreement.

The Borrower promises to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in the Credit Agreement, incurred in the collection and enforcement of this Note.  The Borrower and any endorsers of this Note hereby consent to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waive diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

[Remainder of page intentionally left blank]

B-2-2

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.

CONCORDIA INTERNATIONAL CORP.

By:
Name:
Title:

[Signature Page to Term Loan Note]

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Type of Loan Made	Amount of Loan Made	End of Interest Period	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notion Made By
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________	__________

B-2-1

EXHIBIT C

[FORM OF]
COMPLIANCE CERTIFICATE

The undersigned hereby certifies, on behalf of CONCORDIA INTERNATIONAL CORP., a corporation organized under the laws of Canada (the “Company”), as [Financial Officer] of the Company and not in [his][her] individual capacity, that:

(1)          I am the duly elected [Financial Officer] of the Company;

(2)          I have reviewed the terms of that certain Credit and Guaranty Agreement dated as of September 6, 2018, as amended, restated, supplemented or otherwise modified and in effect as of the date hereof (said Credit and Guaranty Agreement, as so amended, restated, supplemented or otherwise modified and in effect from time to time, being the “Credit Agreement,” the terms defined therein and not otherwise defined in this Certificate (including Attachment No. 1 annexed hereto and made a part hereof) being used in this Certificate as therein defined), among the Company, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, GLAS Trust Company LLC, as administrative agent, and the lenders party thereto from time to time, and the terms of the other Credit Documents, and I have made, or have caused to be made under my supervision, a review in reasonable detail of the transactions and condition of Company and its subsidiaries during the accounting period covered by the attached financial statements; and

(3)          No Event of Default or Default has occurred that is continuing during or at the end of the accounting period covered by the attached financial statements or as of the date of this Certificate[, except as set forth below].

(4)          [I hereby confirm there are no changes to the Restricted Subsidiaries or Unrestricted Subsidiaries of the Borrower as of the date hereof since [the Closing Date]/[the most recently delivered Compliance Certificate]] OR [Set forth below is a list identifying changes to the Restricted Subsidiaries or Unrestricted Subsidiaries since [the Closing Date]/[the most recently delivered Compliance Certificate]].

 [Set forth [below] [in a separate attachment to this Certificate] are all exceptions to paragraph (3) above listing, in detail, the nature of the condition or event, the period during which it has existed and the action which Company has taken, is taking, or proposes to take with respect to each such condition or event:  ________________________________________________].

C-1

The foregoing certifications are made and delivered this __________________ day of ____________, 20___ pursuant to subsection 5.4(c) of the Credit Agreement.

CONCORDIA INTERNATIONAL CORP.

By:
Name:
Title:

[Signature Page to Compliance Certificate]

 EXHIBIT D

[FORM OF]
CREDIT AGREEMENT JOINDER

THIS CREDIT AGREEMENT JOINDER (this “Agreement”), dated as of, _____________, _________, is made by and among ________________, a ______________________ (the “New Subsidiary Credit Party”), Concordia International Corp. a corporation organized under the laws of Canada (the “Borrower”), the Guarantors identified on the signature pages hereof, GLAS Trust Company LLC, as administrative agent (the “Administrative Agent”) under that certain Credit and Guaranty Agreement, dated as of September 6, 2018 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, the Administrative Agent and the lenders party thereto from time to time.  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement.

The New Subsidiary Credit Party hereby agrees as follows with the Administrative Agent, for the benefit of the Lenders:

1.          The New Subsidiary Credit Party hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the New Subsidiary Credit Party will be deemed to be a party to the Credit Agreement and a “Guarantor” for all purposes of the Credit Agreement and the other Credit Documents, and shall have all of the obligations of a Guarantor thereunder as if it had executed the Credit Agreement and the other Credit Documents.  The New Subsidiary Credit Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Credit Documents, including without limitation (a) all of the representations and warranties of the Credit Parties set forth in Section 4 of the Credit Agreement, and (b) all of the affirmative and negative covenants set forth in Sections 5 and 6 of the Credit Agreement.  Without limiting the generality of the foregoing terms of this Section 1, the New Subsidiary Credit Party jointly and severally hereby irrevocably and unconditionally guarantees with the other Guarantors to the Administrative Agent for the ratable benefit of the Beneficiaries the due and punctual payment and performance in full of all Obligations and agrees that the Obligations may be extended or renewed, in whole or in part, without notice to or further assent from such Guarantor, and that such Guarantor will remain bound upon its guarantee hereunder notwithstanding any extension or renewal of any Obligation.  The New Subsidiary Credit Party represents and warrants that the representations and warranties made by it as a Guarantor under the Credit Agreement and the other Credit Documents are true and correct in all material respects on and as of the date hereof except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof.  Each reference to a Guarantor or a Credit Party in the Credit Agreement and in any other Credit Document shall be deemed to include the New Subsidiary Credit Party.

2.          The New Subsidiary Credit Party acknowledges and confirms that it has received a copy of the Credit Agreement and the schedules and exhibits thereto.  The information on Schedules 1.1(a) (Guarantors) and 4.8 (Equity Interests) to the Credit Agreement is hereby supplemented to include the information with respect to the New Subsidiary Credit Party shown on the attached Schedule A (New Subsidiary Credit Party Information).

3.          The Borrower and the Guarantors confirm that all of their obligations under the Credit Agreement are, and upon the New Subsidiary Credit Party becoming a Guarantor, shall continue to be, in full force and effect.  The parties hereto confirm and agree that immediately upon the New Subsidiary Credit Party becoming a Guarantor, the term “Obligations,” as used in the Credit Agreement, shall include all obligations of the New Subsidiary Credit Party under the Credit Agreement and under each other Credit Document.

D-1

4.          The New Subsidiary Credit Party hereby agrees that upon becoming a Guarantor it will assume all Obligations of a Guarantor as set forth in the Credit Agreement.

5.          Each of the Borrower and the other Guarantors agrees that at any time and from time to time, upon the written request of the Administrative Agent or any Lender, it will execute and deliver such further documents and do such further acts and things as the Administrative Agent may reasonably request in order to effect the purposes of this Agreement.

6.          This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York.

7.          This Agreement (a) may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute one contract and (b) may, upon execution, be delivered by facsimile or electronic mail, which shall be deemed for all purposes to be an original signature.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

D-2

IN WITNESS WHEREOF the Borrower, the Guarantors and the New Subsidiary Credit Party have caused this Agreement to be duly executed by its authorized officer, and the Administrative Agent, for the benefit of the Lenders, has caused the same to be accepted by its authorized officer, as of the day and year first above written.

CONCORDIA INTERNATIONAL CORP.,
as the Borrower

By:
Name:
Title:

[NEW SUBSIDIARY CREDIT PARTY],
as a Guarantor

By:
Name:
Title:

[OTHER GUARANTORS]

By:
Name:
Title:

[Signature Page to Joinder Agreement]

ACKNOWLEDGED AND ACCEPTED:

GLAS TRUST COMPANY LLC,
as Administrative Agent

By:
Name:
Title:

[Signature Page to Joinder Agreement]

Schedule A
New Subsidiary Credit Party Information

D-A-1

EXHIBIT E

[FORM OF]
ASSIGNMENT AND ACCEPTANCE

This Assignment and Acceptance (this “Assignment and Acceptance”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]1 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]2 Assignee identified in item 2 below ([the][each, an] “Assignee”).  [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]3 hereunder are several and not joint.]4 Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto (the “Standard Terms and Conditions”) are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Acceptance as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and the other Credit Documents to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any person, whether known or unknown, arising under or in connection with the Credit Agreement, any other Credit Documents or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”).  Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Acceptance, without representation or warranty by [the][any] Assignor.

1.	Assignor[s]:	_________________________________
_________________________________

[Assignor [is] [is not] a Defaulting Lender]

2.	Assignee[s]:	_________________________________
_________________________________

3.	Borrower: CONCORDIA INTERNATIONAL CORP. (the “Borrower”).

[1]
For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language.  If the assignment is from multiple Assignors, choose the second bracketed language.

[2]
For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language.  If the assignment is to multiple Assignees, choose the second bracketed language.

[3]	Select as appropriate.
[4]	Include bracketed language if there are either multiple Assignors or multiple Assignees.
E-1

4.          Administrative Agent:  GLAS TRUST COMPANY LLC, as the administrative agent under the Credit Agreement.

5.          Credit Agreement:  Credit and Guaranty Agreement, dated as of September 6, 2018, among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, GLAS Trust Company LLC, as administrative agent, and the lenders party thereto from time to time, as amended, restated, supplemented or otherwise modified and in effect from time to time.

6.          Assigned Interest[s]:

Assignor[s][5]	Assignee[s][6]	Type of Loan/Commitment	Amount of Assignor’s Loans/Commitments[7]	Amount of Loans/ Commitments Assigned[8]	Percentage of Assignor’s Loans/ Commitments Assigned[9]	Resulting Loans/ Commitments Amount for Assignor	Resulting Loans/Commitments Amount for Assignee
			[$] [€]__	[$] [€]__	________ %	[$] [€]__	[$] [€]__
			[$] [€]__	[$] [€]__	________ %	[$] [€]__	[$] [€]__
			[$] [€]__	[$] [€]__	________ %	[$] [€]__	[$] [€]__

[7.          Trade Date:  _____________________]10

Effective Date:  ______________________, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

[5]	List each Assignor, as appropriate.
[6]	List each Assignee, as appropriate.
[7]
Amounts in this column and in the column immediately to the right to be adjusted by the counter-parties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[8]	Subject to $1,000,000 minimum amount requirement in the case of Dollar Term Loans and €1,000,000 minimum amount requirement in the case of Euro Term Loans.
[9]	Set forth, to at least 9 decimals, as a percentage of the Loans / Commitments of all Lenders thereunder.
[10]	To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the trade date.
E-2

The terms set forth in this Assignment and Acceptance are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Name:
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Name:
Title:

[Signature Page to Assignment and Acceptance]

[Consented to and][1] Accepted:

GLAS TRUST COMPANY LLC,
as Administrative Agent

By:
Name:
Title:

[Consented to:][2]

CONCORDIA INTERNATIONAL CORP.,
as Borrower

By:
Name:
Title:

[1]	To the extent required under Section 10.4(b)(B) of the Credit Agreement but subject to Section 10.4(j) of the Credit Agreement.
[2]	To the extent required under Section 10.4(b)(A) of the Credit Agreement but subject to Section 10.4(j) of the Credit Agreement.

[Signature Page to Assignment and Acceptance]

ANNEX 1 TO ASSIGNMENT AND ACCEPTANCE

Reference is made to the Credit and Guaranty Agreement, dated as of September 6, 2018 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), among Concordia International Corp., a corporation organized under the laws of Canada (the “Borrower”), the guarantors party thereto from time to time,  any Additional Borrowers that become party to this Agreement from time to time, GLAS Trust Company LLC, as administrative agent (the “Administrative Agent”), and the lenders party thereto from time to time.

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ACCEPTANCE

1.          Representations and Warranties.  The Administrative Agent may conclusively rely on the representations and warranties of this Section 1 without the need or obligation to investigate that an Assignee is not a Disqualified Person.

1.1.          Assignor.  [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][[the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and the outstanding balances of its Loan without giving effect to the assignments thereof which have not become effective, are as set forth in this Assignment and Acceptance and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of the Credit Parties or any other person obligated in respect of any Credit Document or (iv) the performance or observance by the Credit Parties or any other person of any of their respective obligations under any Credit Document.

1.2.          Assignee.  [The][Each] Assignee (a) represents and warrants that (i) it is not a Disqualified Person, (ii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (iii) it meets all of the other requirements to be an Eligible Assignee under the Credit Agreement (subject to such consents, if any, as may be required under Section 10.4(b) of the Credit Agreement), (iv) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (v) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (vi) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.4 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase [the][such] Assigned Interest, (vii) it has, independently and without reliance upon the Administrative Agent, the Collateral Trsutee or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase [the][such] Assigned Interest and (viii) if it is a foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, the Collateral Trustee, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, (ii) it appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement as are delegated to the Administrative Agent by the terms of the Credit Agreement, together with such powers as are reasonably incidental thereto and (iii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.
1

2.          Payments.  From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued up to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3.          General Provisions.  This Assignment and Acceptance shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Assignment and Acceptance may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Acceptance by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance.  This Assignment and Acceptance shall be construed in accordance with and governed by the laws of the State of New York.

4.          Fees.  This Assignment and Acceptance shall be delivered to the Administrative Agent with a processing and recordation fee of $3,5001.

5.          Administrative Questionnaire.  If the Assignee is not a Lender, annexed hereto as Exhibit A is a completed administrative questionnaire, in form and substance satisfactory to the Administrative Agent, providing such information (including, without limitation, credit contact information and wiring instructions) of the Assignee as the Administrative Agent may reasonably require.

[1]	To be paid by the Assignor or the Assignee.
2

EXHIBIT F

[FORM OF]
SOLVENCY CERTIFICATE

Pursuant to Section 3.1(f) of the Credit and Guaranty Agreement, dated as of September 6, 2018 (as the same may be amended, restated, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Concordia International Corp., a corporation organized under the laws of Canada (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, the Lenders from time to time party thereto and GLAS Trust Company LLC, as administrative agent, the undersigned hereby certifies, solely in such undersigned’s capacity as [Financial Officer] of the Borrower, and not individually, as follows:

As of the date hereof, after giving effect to the consummation of the Transactions (as defined in the Credit Agreement), and after giving effect to the application of the proceeds of such indebtedness under such Transactions:

a.	The amount of the fair saleable value of the assets of the Borrower and its Subsidiaries on a going concern basis exceeds:

(i)
the value of all liabilities of the Borrower and its Subsidiaries, including contingent and other liabilities, as generally determined in accordance with applicable United States federal laws governing determinations of the insolvency of debtors; and

(ii)
the amount that will be required to pay the probable liabilities of the Borrower and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured;

b.	The Borrower and its Subsidiaries do not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and

c.	The Borrower and its Subsidiaries will be able to pay their liabilities, including contingent and other liabilities, as they mature.

For purposes of this Certificate, each of the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay their liabilities, including contingent and other liabilities, as they mature” means that the Borrower and its Subsidiaries will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due.  Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The undersigned is familiar with the business and financial position of the Borrower and its Subsidiaries.  In reaching the conclusions set forth in this Certificate, the undersigned has made such other investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the particular business anticipated to be conducted by the Borrower and its Subsidiaries after consummation of the Transactions.

F-1

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate in such undersigned’s capacity as [Financial Officer] of the Borrower, on behalf of the Borrower, and not individually, as of the date first stated above.

CONCORDIA INTERNATIONAL CORP.

By:
Name:
Title:

[Signature Page to Solvency Certificate]

EXHIBIT G

[FORM OF]
AFFILIATED LENDER ASSIGNMENT AND ACCEPTANCE

This Affiliated Lender Assignment and Acceptance (this “Affiliated Lender Assignment and Acceptance”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]1 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]2 Assignee identified in item 2 below ([the][each, an] “Assignee”).  [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]3 hereunder are several and not joint.]4 Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto (the “Standard Terms and Conditions”) are hereby agreed to and incorporated herein by reference and made a part of this Affiliated Lender Assignment and Acceptance as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and the other Credit Documents to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any person, whether known or unknown, arising under or in connection with the Credit Agreement, any other Credit Documents or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”).  Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Affiliated Lender Assignment and Acceptance, without representation or warranty by [the][any] Assignor.

1.	Assignor[s]:	_________________________
_________________________

[Assignor [is] [is not] a Defaulting Lender]

2.	Assignee[s]:	_________________________
_________________________

[1]
For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language.  If the assignment is from multiple Assignors, choose the second bracketed language.

[2]
For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language.  If the assignment is to multiple Assignees, choose the second bracketed language.

[3]	Select as appropriate.
[4]	Include bracketed language if there are either multiple Assignors or multiple Assignees.
G-1

3.	Borrower: CONCORDIA INTERNATIONAL CORP., a corporation organized under the laws of Canada (the “Borrower”).

4.	Administrative Agent: GLAS TRUST COMPANY LLC, as the administrative agent under the Credit Agreement.

5.
Credit Agreement:  Credit and Guaranty Agreement, dated as of September 6, 2018, among the Borrower, the guarantors party thereto from time to time,  any Additional Borrowers that become party thereto from time to time, GLAS Trust Company LLC, as administrative agent, and the lenders party thereto from time to time.

6.	Assigned Interest[s]:

Assignor[s][5]	Assignee[s][6]	Amount of Assignor’s Term Loans[7]	Amount of Term LoansAssigned[8]	Percentage of Assignor’s Term Loans Assigned[9]	Resulting Term Loans Amount for Assignor	Resulting Term Loans Amount for Assignee
		[$][€]___	[$][€]___		[$][€]___	[$][€]___
		[$][€]___	[$][€]___	%	[$][€]___	[$][€]___
		[$][€]___	[$][€]___	%	[$][€]___	[$][€]___

[7.	Trade Date: _____________][10]

Effective Date:________________, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

[5]	List each Assignor, as appropriate.
[6]	List each Assignee, as appropriate.
[7]
Amounts in this column and in the column immediately to the right to be adjusted by the counter-parties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[8]
Subject to $1,000,000 minimum amount requirement in the case of Dollar Term Loans and €1,000,000 minimum amount requirement in the case of Euro Term Loans pursuant to Section 10.4(b) of the Credit Agreement.

[9]	Set forth, to at least 9 decimals, as a percentage of the Loans of all Lenders thereunder.
[10]	To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the trade date.
G-2

The terms set forth in this Affiliated Lender Assignment and Acceptance are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Name:
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Name:
Title:

[Signature Page to Affiliated Lender Assignment and Acceptance]

[Consented to and][1] Accepted:

GLAS TRUST COMPANY LLC, as
Administrative Agent

By:
Name:
Title:

[Consented to:][2]

CONCORDIA INTERNATIONAL CORP., as Borrower

By:
Name:
Title:

[1]	To the extent required under Section 10.4(b)(B) of the Credit Agreement.
[2]	To the extent required under Section 10.4(b)(A) of the Credit Agreement.

[Signature Page to Affiliated Lender Assignment and Acceptance]

ANNEX 1 TO AFFILIATED LENDER
ASSIGNMENT AND ACCEPTANCE

Reference is made to the Credit and Guaranty Agreement, dated as of September 6, 2018 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), among Concordia International Corp. a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time,  any Additional Borrowers that become party to this Agreement from time to time, GLAS Trust Company LLC, as administrative agent (the “Administrative Agent”), and the lenders party thereto from time to time.

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ACCEPTANCE

1.          Representations and Warranties.  The Administrative Agent may conclusively rely on the representations and warranties of this Section 1 without the need or obligation to investigate that an Assignee is not a Disqualified Person.

1.1.          Assignor.  [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][[the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and the outstanding balances of its Loan and L/C Exposure owing to it, in each case, without giving effect to the assignments thereof which have not become effective, are as set forth in this Assignment and Acceptance and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of the Credit Parties or any other person obligated in respect of any Credit Document or (iv) the performance or observance by the Credit Parties or any other person of any of their respective obligations under any Credit Document.

1.2.          Assignee.  [The][Each] Assignee (a) represents and warrants that (i) it is not a Disqualified Person, (ii) it is a Purchasing Borrower Party, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (iv) it meets all of the other requirements to be an Assignee under the Credit Agreement (subject to such consents, if any, as may be required under Section 10.4(b) of the Credit Agreement), (v) this Assignment is being made pursuant to a Dutch Auction open to all Lenders of the applicable Class on a pro rata basis, (vi) immediately after giving effect to the consummation of the transaction contemplated hereby, no Default or Event of Default shall exist, (vii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (viii) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (ix) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.4 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase [the][such] Assigned Interest, (x) it has, independently and without reliance upon the Administrative Agent, the Collateral Trustee or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase [the][such] Assigned Interest and (xi) if it is a foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, the Collateral Trustee, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, (ii) it appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement as are delegated to the Administrative Agent by the terms of the Credit Agreement, together with such powers as are reasonably incidental thereto, (iii) it will be bound by the provisions of the Credit Documents and (iv) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender; and (c) hereby affirms that it is not in possession of any material non-public information.

1-1

2.          Payments.  From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued up to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3.          General Provisions.  This Assignment and Acceptance shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Assignment and Acceptance may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Acceptance by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance.  This Assignment and Acceptance shall be construed in accordance with and governed by the laws of the State of New York.

4.          Fees.  This Assignment and Acceptance shall be delivered to the Administrative Agent with a processing and recordation fee of $3,5001.

5.          Administrative Questionnaire.  If the Assignee is not a Lender, annexed hereto as Exhibit A is a completed administrative questionnaire, in form and substance satisfactory to the Administrative Agent, providing such information (including, without limitation, credit contact information and wiring instructions) of the Assignee as the Administrative Agent may reasonably require.

[39]	To be paid by the Assignor or the Assignee.
1-2

EXHIBIT H

[FORM OF]
PREPAYMENT NOTICE

Date:  ______________, ______

To:	GLAS Trust Company LLC, as Administrative Agent 3 Second Street, Suite 206 Jersey City, NJ 07311 Attention: Administrator for Concordia International Corp. Facsimile: +1 212-202-6246

Ladies and Gentlemen:

Reference is made to that certain Credit and Guaranty Agreement, dated as of September 6, 2018, among Concordia International Corp. (the “Borrower”), the guarantors party thereto from time to time,  any Additional Borrowers that become party thereto from time to time, GLAS Trust Company LLC, as administrative agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).

The undersigned hereby [gives you notice that] [confirms the telephonic notice previously provided to you that], pursuant to Section 2.11 of the Credit Agreement, on [_____], 20[__], the undersigned intends to make a prepayment of Term Loans  comprising [Base Rate Loans][Eurocurrency Rate Loans], in the aggregate principal amount1 of [$][€].2

[Remainder of page intentionally left blank]

[1]
Subject to $500,000 minimum amount and $100,000 integral multiple requirements in the case of Term Loans denominated in Dollars, €500,000 minimum amount and €100,000 integral multiple requirements in the case of Term Loans denominated in Euros, pursuant to Section 2.11(a) of the Credit Agreement.

[2]
If applicable, in accordance with the first proviso to Section 2.12(a) of the Credit Agreement, include any conditions to effectiveness of this prepayment notice in connection with related transactions.

H-1

CONCORDIA INTERNATIONAL CORP, as the Borrower

By:
Name:
Title:

[Signature Page to Prepayment Notice]

EXHIBIT I

 [FORM OF]
ADDITIONAL BORROWER AGREEMENT

This Additional Borrower Agreement is dated as of [    ], 20[  ] (this “Agreement”), and is entered into by and among CONCORDIA INTERNATIONAL CORP., a corporation organized under the laws of Canada (the “Borrower”), [       ] a [     ] (the “New Additional Borrower”) and GLAS TRUST COMPANY LLC, as administrative agent (in such capacity, together with its successors and assigns, the “Administrative Agent”) for the Lenders (as defined in the Credit Agreement).

Reference is made to that certain Credit and Guaranty Agreement, dated as of September 6, 2018, among the Borrower, the guarantors party thereto from time to time, any Additional Borrowers that become party thereto from time to time, GLAS Trust Company LLC, as administrative agent, and the lenders party thereto from time to time (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined).

Under the Credit Agreement, the Lenders have agreed, upon the terms and subject to the conditions therein set forth, to make Loans available to the Borrower and the Additional Borrowers.  The Borrower and the New Additional Borrower desire that the New Additional Borrower become an Additional Borrower under the Credit Agreement.

The New Additional Borrower represents that (x) the representations and warranties contained in the Credit Agreement and in the other Credit Documents are true and correct in all material respects on and as of the date hereof except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof and (y) it has satisfied the conditions set forth in Section 1.14 of the Credit Agreement.

The Borrower agrees that the guarantees of the Obligations contained in the Guaranty and/or the Credit Documents will apply to the Obligations of the New Additional Borrower, to the extent applicable in accordance with the terms thereof.  Upon execution of this Agreement by each of the Borrower, the New Additional Borrower and the Administrative Agent, the New Additional Borrower shall be a party to the Credit Agreement and shall constitute an “Additional Borrower” for all purposes thereof, and the New Additional Borrower hereby agrees to be bound by all provisions of the Credit Agreement and the other Credit Documents.

THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

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I-1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers as of [       ], 20[  ].

CONCORDIA HEALTHCARE CORP.,
as the Borrower

By:
Name:
Title:

GLAS TRUST COMPANY LLC, as Administrative Agent

By:
Name:
Title:

[ADDITIONAL BORROWER]

By:
Name:
Title:

[Signature Page to Additional Borrower Agreement]